Form 10-K405, Exhibit 13
period 1995-12-31
COMMUNITY BANCORP INC /MA/
filed 1996-03-25
CIK 742170

[The annual report front cover is a color photograph of a fall foliage scene with the following text.]


                         Community Bancorp, Inc.
                           Annual Report 1995

                        Discover a new kind of bank.

[The following text appears on the inside front cover.]

Discover a new kind of bank.
Unlike any you have ever known.

Hudson National Bank is a local community bank that delivers all the modern services of a large metropolitan or regional bank. From telephone banking and ATMs to drive-up service and direct deposit to PC banking and a home page on the Internet, HNB offers customers convenience, choices and professionalism.

While keeping pace with the changing times and changing technology, we've worked hard to maintain one benefit that few, if any, larger banks can match: the personal touch.

Selected Consolidated Financial Data
                                         1995          1994          1993          1992          1991
                                         ----          ----          ----          ----          ----
Total assets                         $237,580,796  $219,850,767  $214,682,682  $199,455,534  $197,585,866
Total deposits                        207,039,865   186,862,986   185,499,065   174,348,956   172,908,131
Total net loans                       124,616,963   119,334,885   125,435,415   122,144,150   122,015,828
Allowance for possible loan losses      3,455,098     3,703,470     3,910,195     4,178,343     3,968,096
Total interest income                  16,917,624    14,429,932    14,032,506    15,027,657    17,035,958
Total interest expense                  6,284,750     4,525,558     4,465,379     5,969,474     9,251,249
Net interest income                    10,632,874     9,904,374     9,567,127     9,058,183     7,784,709
Gains (losses) on sales of securities                  (29,828)        69,600       371,436       324,879
Provision for possible loan losses        120,000       300,000       600,000     1,425,000     3,720,000
Net income (loss)                       2,643,877     2,105,433     1,505,158     1,021,986      (997,902)
Earnings (loss) per share                    0.84          0.67          0.49          0.32         (0.32)
Dividends per share                         0.234         0.214         0.173         0.075


[Five-year bar graphs for the following categories appear in this space.
 Data for the graphs was obtained from the above table.]

Total Assets (in millions)
Net Income (in millions)
Earnings Per Share (in dollars)
Total Deposits (in millions)
Total Net Loans (in millions)
Net Interest Income (in millions)

                              Table of Contents

  3.     Message to Stockholders and Friends

  5.     A New Kind of Community Bank

  8.     Consolidated Balance Sheets

  9.     Consolidated Statements of Income

 10.     Consolidated Statements of  Stockholders' Equity

 11.     Consolidated Statements of Cash Flows

 13.     Notes to Consolidated Financial Statements

 21.     Report of Independent Auditors

 22.     Management's Discussion and Analysis of
         Financial Condition and Results of Operations

 28.     Directors &  Officers

To Our Stockholders and Friends

We are very pleased to report that Community Bancorp, Inc.
and its subsidiary, Hudson National Bank, achieved another record-breaking year in 1995. The Company recorded net income of $2,643,877 for the year, compared to $2,105,433 recorded in 1994. Earnings per share of common stock was $.84, representing a 25.3% increase over $.67 per share in the previous year. This improvement was the combined result of increases in net interest income and noninterest income, and reductions in the provision for possible loan losses and noninterest expense.

During 1995, we endeavored to achieve several important objectives. One of those objectives was to continue to enhance asset quality. Ongoing, independent reviews of our loan portfolio confirm that the Company's assets are of high quality. Another objective was to continue to improve the Company's return on average assets (ROA). We achieved an ROA of 1.19% in 1995, up from 1.00% in 1994.

Yet another objective was to introduce innovative electronic banking services that would provide added convenience to the growing percentage of customers who prefer to do their banking by utilizing technology. In March of 1995, we introduced ExecuBanc, a PC-based electronic banking system for businesses. This service provides businesses with an efficient means to manage their accounts electronically.

In March of 1996, we introduced HomeBanc, an easy to use PC-based electronic banking system for personal account customers that allows them to obtain complete account information, transfer funds and pay bills electronically in the privacy of their own homes, using their personal computers. We anticipate that electronic banking delivery systems such as ExecuBanc and HomeBanc will continue to evolve in the future, providing additional convenience for our customers.

[A photograph of Hudson National Bank's main office appears here.]

Two new Directors were added to the Board during 1995. David W. Webster, President and Treasurer of Knight Fuel Company, Inc. in Hudson, and Donald R. Hughes, Jr., Executive Vice President of Hudson National Bank and Treasurer of Community Bancorp, Inc., were elected to the Board in June. Both individuals will contribute significantly to the Company's ongoing success.

We note with sadness the passing of Lloyd L. Parker in January 1996. Mr. Parker served as a Director of Hudson National Bank for thirty-three years, and as a Director of Community Bancorp, Inc. since its inception in 1984. He had retired from both Boards in September of 1995. We miss the wisdom and guidance he provided during his many years of dedicated service.

Each year, the Company's activities are designed with one overall purpose in mind - to enhance shareholder value through earnings. That purpose continually guides us in all we do. We sincerely appreciate the support the shareholders have provided to the Board of Directors, management and staff.

Sincerely,

/s/ James A. Langway                        /s/ Dennis F. Murphy, Jr.
--------------------                        -------------------------
James A. Langway                            Dennis F. Murphy, Jr.
President and Chief Executive Officer       Chairman of the Board

A New Kind of Community Bank

At Hudson National Bank, we have worked hard to create a unique kind of bank. One that is highly responsive to customer needs and provides more convenient ways for families and businesses to do their banking. We are a community bank that can deliver all the modern services of a large metropolitan or regional bank. But, we offer one benefit that few, if any, larger banks can match: the personal touch.

Responding to the Changing Needs of Customers

Retail Banking - Technology continues to be a driving force in providing alternative methods of banking access to customers. TeleBanc, our 24 hour touch-tone banking service, has been well received by customers and the volume of inquiries and transactions performed over the telephone continues to grow. During 1995, several additional milestones were reached in our quest to provide customers with options that let them bank the way they want to bank.

During the year, the bank introduced a special package of services for college students named the College Care Package. This package gives full-time students a no minimum balance checking account during their college years, which allows them to remain tied to their hometown even when they are away at school. With access to ATMs and additional services like TeleBanc, the HNB FlexCard and mail deposits, an actual branch office is no longer necessary to perform day to day banking.

At mid-year, Hudson National Bank created its own Internet World Wide Web site. It can be found at http://www.hnbank.com.
Hudson National was one of the first banks in the state to begin utilizing the Internet. Our web site presents a variety of information about the bank's various accounts and services, and additional features are planned to make it interactive and even more useful to our customers and to the general public.

[A photograph of a bank officer and a customer appears here.]

In the fourth quarter, the bank introduced the Hudson National Bank FlexCard, a MasterMoney debit card that provides account access at ATMs and can also be used to pay for purchases wherever MasterCard is accepted. HNB is one of the first community banks in the area to offer a full-fledged debit card, demonstrating our ability to offer a competitive array of services.

Finally, during 1995 the ground work was laid for a state-of-the-art PC-based home banking service named HomeBanc for introduction in March of 1996. Using their home PC or laptop, customers are able to access their account information, transfer funds, and pay their bills 24 hours a day, 365 days a year. Hudson National Bank is the first community bank in the area to offer this type of service to its customers.

[A photograph of a bank officer sitting at a computer terminal appears here.]

Commercial Banking - Our reputation among small and medium sized businesses has grown through our continued emphasis on personal service and attention, which we believe is the cornerstone of community banking. One indication of this is the fact that the bank's commercial loan portfolio grew by over 10% during 1995. As a result of the continuing mergers of large regional banks in New England, we are one of the few commercial community banks in our area. This presents us with a unique opportunity to provide local businesses a level of personal service that is hard to find at large financial institutions.

During 1995, we introduced a newsletter, "Business Insights", designed especially for our business customers. It is our goal to use this forum to provide timely information to business owners on issues relevant to the business community, as well as inform them about our services. The newsletter has been well received and additional issues are planned.

[A photograph of the bank's receptionist appears here.]

On the technological side, the bank introduced ExecuBanc, a PC-based computer banking service for businesses, which allows companies to obtain real time information about their accounts and better manage their funds. Customers can transfer funds between accounts, print interim statements, communicate with the bank via email and more. In many ways, it is like having a branch right at the business customer's office.

The Personal Touch

In any service industry, the importance of having competent, knowledgeable and friendly staff is key. We strongly believe that our employees provide customers with outstanding service and continually make people feel welcome. In fact, many of our customers and staff know one another by name, many on a first-name basis. We know our customers and they know us.

Community Involvement

As we embrace the technology that has allowed us to provide customers with increased banking convenience and flexibility, one of our greatest challenges is to remain true to our community banking roots. One of the best ways to do this and learn about the needs of customers is to go out into the community and talk to people. As a result, many members of our staff are involved in a number of community groups. In addition, we support a variety of organizations and community programs through charitable donations.

Opportunities for Growth

The ongoing mergers, especially those between the large regional banks, present many opportunities for Hudson National Bank to deliver its special kind of banking to the communities we serve.
 We offer residents and businesses the stability, experience and hometown touch of a community bank as well as a full array of financial products and services that more than hold their own in the marketplace. Our ability to utilize state-of-the art banking technology, while maintaining a commitment to personalized service, will remain an important factor as we position ourselves for the future.

[A photograph of one of the bank's tellers appears here.]

Consolidated Balance Sheets
December 31, 1995 and 1994
                                                           1995           1994
                                                        -----------   -----------
ASSETS
Cash and due from banks                                $ 12,668,446   $ 11,600,385
Federal funds sold                                       16,700,000      6,100,000
Securities available for sale at market value (Note 2)   23,790,470     26,069,495
Securities held to maturity (market value $50,633,376
 in 1995 and $43,296,728 in 1994) (Note 2)               50,825,359     46,495,293
Loans (Notes 3 and 10)                                  128,072,061    123,038,355
Less allowance for possible loan losses
 (Notes 4 and 13)                                         3,455,098      3,703,470
                                                        -----------    -----------
               Total net loans                          124,616,963    119,334,885
Premises and equipment, net (Note 5)                      5,126,083      5,205,076
Other assets, net (Note 14)                               3,853,475      5,045,633
                                                        -----------    -----------
               Total assets                            $237,580,796   $219,850,767
                                                        ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits (Note 11):
       Noninterest bearing                             $ 45,383,886   $ 42,074,618
       Interest bearing                                 161,655,979    144,788,368
                                                        -----------    -----------
               Total deposits                           207,039,865    186,862,986
                                                        -----------    -----------
Securities sold under repurchase agreements               9,289,963     14,940,801
Other liabilities (Note 8)                                1,710,295      1,302,530
                                                        -----------    -----------
               Total liabilities                        218,040,123    203,106,317
                                                        -----------    -----------
Commitments (Notes 9 and 13)
Stockholders' equity (Note 6):
   Preferred stock, $2.50 par value, 100,000 shares
     authorized, none issued or outstanding
   Common stock, $2.50 par value, 4,000,000 shares
     authorized, 3,199,218 shares issued, 3,158,946
     shares outstanding, (3,140,754 shares outstanding
     at December 31, 1994)                                7,998,045      7,998,045
    Surplus                                                 290,253        263,538
    Undivided profits                                    11,463,544      9,556,768
    Treasury stock, 40,272 shares, (58,464 at December
     31, 1994)                                             (181,224)      (263,088)
    Unrealized losses on securities available for sale,
     net of taxes (Note 2)                                  (29,945)      (810,813)
                                                         -----------      ---------
               Total stockholders' equity                19,540,673     16,744,450
                                                         -----------    ----------
               Total liabilities and stockholders'
                equity                                 $237,580,796   $219,850,767
                                                        ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
Years ended December 31, 1995, 1994 and 1993
                                               1995         1994          1993
                                               ----         ----          ----
Interest income:
  Interest and fees on loans              $ 12,363,714   $10,439,354   $10,494,056
  Interest and dividends on securities:
    Taxable interest                         4,003,765     3,791,167     3,204,028
    Nontaxable interest                         91,517        57,826        62,291
    Dividends                                   51,651        79,943        59,972
  Interest on federal funds sold               406,977        61,642       212,159
                                            ----------    ----------    ----------
              Total interest income         16,917,624    14,429,932    14,032,506
                                            ----------    ----------    ----------
Interest expense:
  Interest on deposits                       5,735,554     4,142,705     4,120,100
  Interest on federal funds purchased and
    securities sold under repurchase
    agreements                                 549,196       382,853       345,279
                                            ----------    ----------    ----------
               Total interest expense        6,284,750     4,525,558     4,465,379
                                            ----------    ----------    ----------
Net interest income                         10,632,874     9,904,374     9,567,127
                                            ----------    ----------    ----------
Provision for possible loan losses
  (Note 4)                                     120,000       300,000       600,000
                                            ----------    ----------    ----------
Net interest income after provision
  for possible loan losses                  10,512,874     9,604,374     8,967,127
                                            ----------    ----------    ----------
Noninterest income:
  Merchant credit card processing
    assessments                                690,024       599,513       519,205
  Service charges                              701,824       679,818       669,683
  Other charges, commissions and fees          663,827       683,590       664,625
  Gains (losses) on sales of loans, net        (31,776)       (1,698)     (262,352)
  Gains (losses) on sales of securities, net   (29,828)      69,600
  Other                                         60,065        96,534        91,357
                                            ----------    ----------    ----------
              Total noninterest income       2,083,964     2,027,929     1,752,118
                                            ----------    ----------    ----------
Noninterest expense:
  Salaries and employee benefits (Note 8)    4,362,821     4,289,900     4,248,223
  Data processing                              478,064       380,596       283,108
  Occupancy                                    610,737       601,235       598,110
  Furniture and equipment                      325,662       310,987       242,377
  Credit card processing                       621,695       500,094       507,310
  OREO carrying costs (income), net             (4,413)      170,143       203,454
  FDIC insurance premiums                      209,906       394,696       432,078
  Other                                      1,668,940     1,672,118     1,816,194
                                            ----------    ----------    ----------
               Total noninterest expense     8,273,412     8,319,769     8,330,854
                                            ----------    ----------    ----------
Income before income tax expense and
  cumulative effect of change in accounting
  principle                                  4,323,426     3,312,534     2,388,391
Income tax expense                           1,679,549     1,207,101       938,233
                                            ----------    ----------    ----------
Income before cumulative effect of change
  in accounting principle                    2,643,877     2,105,433     1,450,158
Cumulative effect of change in accounting
  principle                                                                 55,000
                                            ----------    ----------    ----------
Net income                                $  2,643,877   $ 2,105,433   $ 1,505,158
                                             =========    ==========    ==========
Earnings per share                        $       0.84   $      0.67   $      0.49
Weighted average number of shares
  outstanding                                3,148,306     3,138,998     3,079,487
                                            ==========     =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Years ended December 31, 1995, 1994 and 1993
                                     Common                 Undivided      Treasury
                                     Stock       Surplus       Profits     Stock            Other
                                     -----       -------    ----------     --------         -----
Balance, December 31, 1992       $7,953,538    $          $ 7,132,599   $              $
  Net income                                                1,505,158
  Cash dividends declared
   ($.173 per share)                                         (520,232)
  Purchase of 379,810 shares of
    treasury stock (Note 6)                                              (1,671,164)
  Reissuance of 379,810 shares of
    treasury stock (Note 6)                      37,981                   1,671,164
  Sale of 35,606 shares of
    common stock, net of
    expenses (Note 6)                44,507      64,157
  Unrealized gain on
    securities available
    for sale, net of taxes                                                                200,158
--------------------------        ---------     -------     ---------     ---------       -------
Balance, December 31, 1993        7,998,045     102,138     8,117,525                     200,158
  Net income                                                2,105,433
  Cash dividends declared
   ($.214 per share)                                         (666,190)
  Purchase of 220,628 shares of
    treasury stock (Note 6)                                                (992,826)
  Reissuance of 162,164 shares of
    treasury stock (Note 6)                     161,400                     729,738
  Change in unrealized loss
    on securities available
    for sale, net of taxes                                                             (1,010,971)
--------------------------        ---------     -------     ---------     ---------     ---------
Balance, December 31, 1994        7,998,045     263,538     9,556,768      (263,088)     (810,813)
  Net income                                                2,643,877
  Cash dividends declared
   ($.234 per share)                                         (737,101)
  Purchase of 382 shares of
    treasury stock                                                           (2,865)
  Reissuance of 18,574 shares of
    treasury stock                               26,715                      84,729
Change in unrealized loss
    on securities available
    for sale, net of taxes                                                                780,868
--------------------------        ---------     -------    ----------       -------       -------
Balance, December 31, 1995   $    7,998,045   $ 290,253   $11,463,544    $ (181,224)   $  (29,945)
                                  =========     =======    ==========       ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 1995, 1994 and 1993
                                                        1995          1994          1993
                                                        ----          ----          ----
Cash flows from operating activities:
  Interest received                                $ 16,739,141  $ 14,155,067  $ 14,254,077
  Fees and commissions received                       2,068,486     2,109,853     2,015,817
  Proceeds from secondary market mortgage sales       8,899,808    31,829,089    67,610,529
  Origination of mortgage loans held for sale        (9,320,396)  (17,847,022)  (70,078,501)
  Interest paid                                      (6,308,750)   (4,341,747)   (4,617,683)
  Cash paid to suppliers and employees               (7,084,208)   (7,732,757)   (7,699,331)
  Income taxes paid                                  (1,404,520)   (1,201,342)   (1,014,697)
                                                     -----------   -----------   ----------
    Net cash provided by operating activities         3,589,561    16,971,141       470,211
                                                     -----------   ----------       -------
Cash flows used in investing activities:
  Purchases of securities held to maturity          (17,362,828)  (28,049,573)  (28,824,793)
  Proceeds from sales of securities held to
    maturity                                                                      3,258,278
  Proceeds from maturities of securities
    held to maturity                                 13,194,982     4,004,738     9,574,699
  Purchase of securities held for sale                            (12,824,946)
  Proceeds from sales of securities held for
    sale                                                           13,047,576
  Proceeds from maturities of securities held
    for sale                                          3,434,457     13,219,324      343,332
  Net change in federal funds sold                  (10,600,000)    (3,000,000)   3,800,000
  Net change in loans and other real estate
   owned                                             (4,689,293)    (7,769,209)    (959,605)
  Proceeds from sales of other real estate
    owned                                               178,700        316,350      270,005
  Acquisition of property, plant and equipment         (589,533)      (754,005)    (680,610)
                                                     -----------     ----------   ---------
  Net cash used in investing activities             (16,433,515)   (21,809,745) (13,218,694)
                                                     ----------     ----------   ----------
Cash flows from financing activities:
  Net change in deposits                             20,176,879      1,363,921   11,150,109
  Net change in securities sold under
    repurchase agreements                             4,249,163      3,422,141    3,326,504
  Net change in federal funds purchased              (9,900,000)
  Purchase of treasury stock                             (2,865)      (992,826)  (1,671,164)
  Reissuance of treasury stock                          111,444        891,138    1,709,145
  Proceeds from sale of common stock                                                108,664
  Dividends paid                                       (722,606)      (647,835)    (603,941)
                                                    -----------       --------      -------
Net cash provided by financing activities            13,912,015      4,036,539   14,019,317
                                                    -----------       ---------  ----------
Net increase (decrease) in cash and due from banks    1,068,061       (802,065)   1,270,834
Cash and due from banks at beginning of year         11,600,385     12,402,450   11,131,616
                                                    -----------     ----------   ----------
Cash and due from banks at end of year              $12,668,446    $11,600,385  $12,402,450
                                                     ==========     ==========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 1995, 1994 and 1993 (Continued)
Reconciliation of Net Income to Net Cash Provided by Operating Activities
                                                    1995           1994           1993
                                                    ----           ----           ----
Net income                                     $  2,643,877   $  2,105,433   $  1,505,158
  Adjustments to reconcile net income to net
    cash provided by (used in) operating
    activities:
  (Increase) decrease in mortgage loans held
    for sale                                       (787,488)    13,612,894     (2,899,910)
  Premium on sale of mortgages                      366,900        369,172        431,938
  Depreciation and amortization                     747,822        818,632        559,612
  Provision for possible loan losses                120,000        300,000        600,000
  Write-down of OREO properties                                     21,870         78,999
  Deferred (prepaid) income taxes                                  139,324        180,230
  Increase (decrease) in other liabilities          441,387       (253,490)      (187,315)
  Increase (decrease) in taxes payable              275,029          5,759       (131,464)
  Increase (decrease) in interest payable           (24,000)       183,811       (152,304)
  (Increase) decrease in other assets, net          (15,478)       (57,400)       263,696
  (Increase) decrease in interest receivable       (178,488)      (274,864)       221,571
                                                ------------    -----------   -----------
                       Total adjustments            945,684     14,865,708     (1,034,947)
                                                ------------    -----------   -----------
Net cash provided by operating activities      $  3,589,561   $ 16,971,141   $    470,211
                                                ===========    ===========    ===========

Supplemental Disclosure:
  Loans transferred to OREO totalled $182,958, $742,136 and $472,405 for the years ended
  December 31, 1995, 1994 and 1993, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1.  Significant Accounting Policies

Basis of consolidation

The accompanying consolidated financial statements include the accounts of Community Bancorp, Inc. (the "Company"), a Massachusetts corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and its wholly-owned subsidiary, Hudson National Bank (the "Bank"), a national banking association. All intercompany balances and transactions have been eliminated in consolidation.

At present, the Company conducts no activities independent of the Bank. The Bank currently has eight offices and is engaged in substantially all of the business operations normally conducted by an independent commercial bank in Massachusetts. Banking services offered include the acceptance of checking, savings, and time deposits, and the making of commercial, real estate, installment and other loans. The Bank also offers official checks, safe deposit boxes, and other customary banking services to its customers.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost. Securities purchased to be held for indefinite periods of time and not intended to be held until maturity are classified as "available for sale" securities. Securities classified as available for sale are reported at fair value with unrealized gains and losses excluded from earnings and reported net of taxes in a separate component of stockholders' equity. Securities held for indefinite periods of time include securities that management may use in conjunction with the Company's asset/liability in management program and that may be sold in response to changes in interest rates, prepayment risks or other economic factors. When securities classified as available for sale are sold, the adjusted cost of each specific security sold is used to calculate gains or losses on sale, which are included in earnings.

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization, which is accumulated depreciation and amortization, which is computed by using both the straight-line and accelerated methods. Estimated useful lives are as follows:

  Buildings................30 to 40 years
  Buildings and leasehold
   improvements.............5 to 25 years
  Furniture and equipment...3 to 10 years

Cash and due from banks

Included in cash and due from banks as of December 31, 1995 and 1994 is approximately $3,313,000 and $2,423,000, respectively, which is subject to Federal Reserve withdrawal restrictions.

Allowance for possible loan losses

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible loan losses. The allowance for possible loan losses is increased through a provision for possible loan losses charged to expense and decreased by charge-offs, net of recoveries. The provision is based on management's estimation of the amount necessary to maintain the allowance at an adequate level. Management's periodic evaluation of the adequacy of the allowance is based on specific credit reviews, past loan loss experience, current economic conditions and trends known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and the volume, growth and composition of the loan portfolio. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary.

Effective January 1, 1995, the Company adopted Financial Accounting Standards Board Statement No 114, "Accounting by Creditors for Impairment of a Loan" (SFAS No. 114). Under the standard, the allowance for possible loan losses related to loans that are identified as impaired in accordance with SFAS No. 114 is based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for possible loan losses related to these loans was based on undiscounted cash flows or the fair market value of the collateral for collateral dependent loans.

For purposes of this Statement, a loan is considered to be impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Financial Accounting Standards Board also issued SFAS No. 118, which amended SFAS No. 114, by allowing creditors to use their existing methods of recognizing interest income on impaired loans.

The Company has determined after reviewing its credit quality monitoring policies and procedures, and an analysis of the loan portfolio, that loans recognized by the Company as nonaccrual and restructured troubled debt are equivalent to impaired loans as defined by SFAS No. 114. The Company has also determined that the allowance for possible loan losses did not require an additional loan loss provision as a result of the adoption of this Statement.

Total impaired loans at December 31, 1995 with a related allowance were $214,131 and the allowance allocated to such loans was $35,000. In addition, the Company had impaired loans of $1,436,214 that did not require a related allowance. Loan payments on impaired loans are recorded as principal reductions if the remaining loan balance is not expected to be repaid in full. If full collection of the remaining loan balance is expected, payments are recognized as interest income on a cash basis. During 1995 the Company recorded interest income on impaired loans of $108,279. Impaired loans averaged $1,010,296 during 1995.

Securities sold under repurchase agreements

The Company sells securities under open-ended repurchase agreements with certain customers. The principal balance of the repurchase agreements changes daily. Specific securities are not sold and securities are not transferred to the name of the customers. Instead, the customer has an interest in a portion of the U.S. Government securities held in the Company's investment portfolio.

Earnings per share

Earnings per share is based on the weighted average number of shares outstanding during the year.

Loan sales and loans held for sale

Gains and losses on sales of mortgage loans are recognized at the time of sale based on the difference between the selling price and the carrying value of the related loans sold. The gains and losses are increased or decreased by the present value of the difference (generally referred to as excess servicing) between the interest rate on the loans sold, adjusted for a normal servicing fee and, in the case of mortgage-backed securities, a guaranty fee, and the agreed-upon yield to the buyer. The present value is computed over the estimated life of the loans sold, taking into account scheduled payments and estimated prepayments.

In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights (SFAS No. 122), which requires the capitalization of the cost of originating the rights to service mortgage loans for others. In addition, capitalized mortgage servicing rights are required to be assessed for impairment based on the fair value of those rights. The Company must adopt this statement prospectively effective January 1, 1996. The Company does not anticipate that this accounting change will have a material effect on its financial position.

Revenue recognition

Interest on loans, securities and other earning assets is accrued and credited to operations based on contractual rates and principal amounts outstanding. Nonrefundable loan fees are deferred and recognized as income over the life of the loan as an adjustment of the yield.

It is the policy of the Company to discontinue the accrual of interest on loans when, in the judgement of management, the ultimate collectibility of principal or interest becomes doubtful. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior years is charged to the allowance for possible loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest. Income taxes

In February 1992, the FASB issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). SFAS No. 109 revised the computation of deferred taxes so that the amount of deferred taxes recorded on the balance sheet is adjusted whenever tax rates or other provisions of the income tax law are changed. The Company adopted SFAS No. 109 on January 1, 1993, which resulted in an increase in earnings through a cumulative adjustment of $55,000.

2.  Securities

The book and estimated market values of securities at December 31, 1995 and 1994 were as follows:

                                                           1995
                               --------------------------------------------------------------
                                                  Gross          Gross
  Securities Held                Amortized        Unrealized     Unrealized        Fair
  to Maturity                    Cost             Gains          Losses            Value
  ---------------                ---------        ----------     ----------        -----
U.S. Government obligations    $   9,104,865   $    16,179       $    20,366    $   9,100,678
U.S. Government agencies
  and corporations                12,545,065                          23,350       12,521,715
Obligations of states and
  political subdivisions           1,940,710                                        1,940,710
Mortgage-backed securities        26,346,565        96,131           260,577       26,182,119
Other securities                     888,154                                          888,154
                                  ----------    ----------         ----------    ------------
                               $  50,825,359   $   112,310       $   304,293    $  50,633,376
                                ============    ==========        ==========     ============

                                                  Gross           Gross
  Securities Held                Amortized        Unrealized      Unrealized       Fair
  Available for Sale             Cost             Gains           Losses           Value
  ---------------                ---------        ----------      ----------       -----
U.S. Government obligations    $   8,056,639   $    20,172       $    21,501    $   8,055,310
U.S. Government agencies and
corporations                       2,021,784                           5,676        2,016,108
Mortgage-backed securities        13,761,475        61,673           104,096       13,719,052
                                ------------      ----------      ----------     ------------
                               $  23,839,898   $    81,845       $   131,273    $  23,790,470
                                ============    ==========        ==========     ============
                                                           1994
                               --------------------------------------------------------------
                                                  Gross           Gross
  Securities Held                Amortized        Unrealized      Unrealized       Fair
  to Maturity                    Cost             Gains           Losses           Value
  ---------------                ---------        ----------      ----------       -----
U.S. Government obligations    $   2,080,116   $                 $  159,931     $   1,920,185
U.S. Government agencies and
  corporations                    13,290,077                        681,835        12,608,242
Mortgage-backed securities        28,431,038                      2,359,285        26,071,753
Other securities                   1,125,356                                        1,125,356
                                ------------      ---------       ---------      ------------
                               $  46,495,293   $      2,486      $3,201,051     $  43,296,728
                                ============    ===========       =========      ============

                                                  Gross           Gross
  Securities Held                Amortized        Unrealized      Unrealized       Fair
  Available for Sale             Cost             Gains           Losses           Value
  ---------------                ---------        ----------      ----------       -----
U.S. Government obligations    $  11,184,608   $                 $   383,398    $  10,801,210
U.S. Government agencies and
corporations                       2,038,284                         136,305        1,901,979
Mortgage-backed securities        14,213,686                         847,380       13,366,306
                                ------------      ----------      ----------     ------------
                               $  27,436,578   $         0       $ 1,367,083    $  26,069,495
                                ============    ==========        ==========     ============


The book and estimated market value of securities at December 31, 1995 by contractual maturity are shown in the following table. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                Securities Held to Maturity        Securities Available for Sale
                                ---------------------------        -----------------------------
                                 Amortized       Fair              Amortized      Fair
                                 Cost            Value             Cost           Value
                                 ---------       -----             ---------      -----
Within one year                $   2,504,776   $ 2,507,585       $ 4,042,232    $ 4,031,620
One to five years                 21,085,864    21,055,518         6,036,191      6,039,798
Five to ten years
Mortgage-backed securities        26,346,565    26,182,119        13,761,475     13,719,052
Other securities                     888,154       888,154
                                 -----------    ----------        -----------    ----------
                               $  50,825,359   $50,633,376       $23,839,898    $23,790,470
                                ============    ==========        ==========     ==========

Securities with a book value of $22,085,000 and $23,307,000 at December 31, 1995 and 1994, respectively, were pledged to secure public funds on deposit and for other purposes.

No securities available for sale were purchased or sold in 1995. Proceeds from maturities of securities available for sale totalled $3,434,457 in 1995.

3.  Loans

The composition of the loan portfolio at December 31, 1995 and 1994 was as follows:

                                   1995         1994
                                   ----         ----
Commercial and industrial       $ 13,783,644   $ 13,684,637
Real estate - residential         52,036,183     50,753,606
Real estate - commercial          44,983,032     44,246,387
Real estate - residential
  construction                     3,903,267      3,330,373
Loans to individuals for
  personal expenditures           13,177,862     10,850,275
Other                                188,073        173,077
                                 -----------    -----------
              Total loans       $128,072,061   $123,038,355
                                ============    ===========

Substantially all of the Company's loan portfolio is collateralized by assets in the New England region, especially central Massachusetts. The Company generally requires collateral when extending credit and, with respect to loans secured by real estate, Company policy requires appropriate appraisals and repayment sources.

At December 31, 1995 and 1994, accruing loans 90 days or more past due totalled $159,922 and $66,211, respectively, and nonaccruing loans totalled $1,650,345 and $909,264, respectively. Accruing troubled debt restructurings at December 31, 1995 and 1994 were $0 and $1,154,570, respectively. The reduction of interest income associated with nonaccrual and restructured loans for the years ended December 31, 1995, 1994 and 1993 was as follows:

                                     1995          1994          1993
                                     ----          ----          ----
Interest income per original
  terms                         $    211,348   $   357,774   $   296,121
Income recognized                    103,069       216,280       133,394
                                 -----------    ----------     ---------
Foregone interest income        $    108,279   $   141,494   $   162,727
                                 ===========    ==========    ==========

4.  Allowance for Possible Loan Losses

Activity in the allowance for possible loan losses for the years ended December 31, 1995, 1994 and 1993 was as follows:


Balance, December 31, 1992                 $ 4,178,343
Provision for possible losses                  600,000
Charge-offs                                 (1,016,459)
Recoveries                                     148,311
                                             ---------
Balance, December 31, 1993                   3,910,195
Provision for possible losses                  300,000
Charge-offs                                   (838,955)
Recoveries                                     332,230
                                             ---------
Balance, December 31, 1994                   3,703,470
Provision for possible losses                  120,000
Charge-offs                                   (629,306)
Recoveries                                     260,934
                                             ---------
Balance, December 31, 1995                 $ 3,455,098
                                            ==========

5.  Premises and Equipment

The composition of premises and equipment at December 31, 1995 and 1994 was as follows:

                                                   1995              1994
                                                   ----              ----
Premises                                       $ 5,023,261       $  4,980,754
Equipment                                        2,861,731          2,410,962
                                                ----------        -----------
                                                 7,884,992          7,391,716
Less accumulated depreciation and
  amortization                                   2,758,909          2,186,640
                                                ----------        -----------
                                               $ 5,126,083       $  5,205,076
                                                ==========        ===========

Total depreciation and amortization expense for the years ended December 31, 1995, 1994 and 1993 was $668,526, $598,018 and $506,570, respectively, and is included in data processing, occupancy and furniture and equipment expense.

6.  Stockholders' Equity

Pursuant to a Stock Purchase Agreement dated March 29, 1993, the Company and certain individuals agreed to purchase a total of 766,924 shares of common stock from existing stockholders of the Company in two separate transactions. The initial transaction was consummated on April 30, 1993 and involved a total of 546,296 shares. Of these, 379,810 shares were acquired by the Company. The remaining 166,486 shares were acquired by various individuals.

The purchase price in the initial transaction was $4.40 per share. The Company received a fairness opinion indicating that such purchase price was fair to the Company from a financial point of view. The total purchase price paid by the Company in the initial transaction was $1,671,164. Shares acquired by the Company in the initial transaction were accounted for as treasury stock under the cost method. During 1993, the Company completed a stock offering to reissue the 379,810 shares of treasury stock and sell 35,606 additional shares of common stock. Net proceeds from the stock offering were $1,817,809 after deducting applicable offering expenses.

Pursuant to the second transaction, which was consummated on May 6, 1994, the Company purchased 220,628 additional shares of common stock from certain existing stockholders at a price of $4.50 per share. The Company received a fairness opinion indicating that such purchase price was fair to the Company from a financial point of view. The total purchase price paid by the Company in the second transaction was $992,826. Shares acquired by the Company in the second transaction were accounted for as treasury stock under the cost method. During 1994, the Company re-issued 162,164 shares of acquired stock, providing net proceeds of $891,138 after deducting applicable expenses.

7.  Income Taxes

As discussed in Note 1, the Company adopted SFAS No. 109 effective January 1, 1993.

The components of income tax expense for the years ended December 31, 1995, 1994 and 1993 are as follows:

                                     1995          1994            1993
                                     ----          ----            ----
Current:
  Federal                       $  1,160,210   $   817,474     $   573,082
  State                              343,296       250,303         184,921
                                 -----------    ----------      ----------
    Total current                  1,503,506     1,067,777         758,003
                                 -----------    ----------      ----------
(Prepaid)/Deferred:
  Federal                            114,195       194,508         118,027
  State                               61,848       (55,184)         62,203
                                 -----------    ----------      ----------
    Total (prepaid)/deferred         176,043       139,324         180,230
                                 -----------    ----------      ----------
    Total                       $  1,679,549   $ 1,207,101     $   938,233
                                  ==========    ==========      ==========

The difference between the income tax provision computed by applying the statutory federal income tax rate of 34% to income before income taxes and the cumulative effect of a change in accounting principle and the actual income tax provision is summarized as follows:

                                     1995          1994            1993
                                     ----          ----            ----
Income tax expense (benefit)
  at statutory rates            $ 1,469,965    $ 1,126,262    $    812,053
State income taxes, net of
  federal income tax benefit        267,395        207,978         163,102
Tax-exempt interest                 (71,828)       (62,953)        (56,898)
Reversal of valuation allowance                    (80,000)
Other, net                           14,017         15,814          19,976
                                 -----------    ----------     -----------
                                $ 1,679,549    $ 1,207,101    $    938,233
                                 ==========     ==========      ==========

The Company has recorded a net deferred tax asset of $794,854. Realization is dependent on the generation of sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that the full amount of the net deferred tax asset will be realized. However, the amount realizable could be reduced if estimates of future taxable income are reduced.

At December 31, 1995 and 1994, the Company's net deferred tax asset, as presented in the accompanying consolidated balance sheets, consisted of the following components:

                                                   1995              1994
                                                   ----              ----
Gross deferred tax asset:
  Provision for possible loan losses           $   921,209       $  1,068,915
  Employee benefits and other
    compensation arrangements                      325,975            328,121
  OREO write-downs                                  21,000             54,959
  Other                                             29,066            556,270
                                                ----------        -----------
                                                 1,297,250          2,008,265

Gross deferred tax liability:
  Amortization of intangible assets                (30,529)           (64,253)
  Accelerated tax depreciation                    (350,807)          (314,353)
  Securities marked-to-market
  Other                                           (121,060)          (124,703)
                                                ----------        -----------
                                                  (502,396)          (503,309)
Net deferred tax asset                         $   794,854       $  1,504,956
                                                ==========        ===========

8.   Employee Benefits

The Company has a defined benefit pension plan covering all eligible employees. The benefits are based on years of service and the employees' compensation as defined in the Plan agreement. The Company's funding policy is to make annual contributions to the Plan equal to at least the minimum amount required for actuarial purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those to be earned in the future.

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1995 and 1994:

                                                   1995              1994
                                                   ----              ----
Actuarial present value of benefit
  obligations:
  Accumulated benefit obligation, including
    vested benefits of $1,422,106 ($1,146,477
      in 1994)                                 $(1,497,943)      $ (1,228,890)
                                                 ==========         ==========
  Projected benefit obligation for service
    rendered to date                           $(2,443,171)      $ (2,051,114)
  Plan assets at fair value (funds held in a
    mutual fund and deposit accounts
      at Hudson National Bank)                   1,514,977          1,364,012
                                                ----------        -----------
  Plan assets less than projected benefit
    obligation                                    (928,194)          (687,102)
  Prior service cost not yet recognized
    in net periodic pension cost                    15,176             16,556
  Unrecognized net asset at transition
    being recognized over 17 years                 (71,629)           (80,583)
  Unrecognized net loss from past experience
     different from that assumed                   547,906            533,452
                                                ----------        -----------
  Accrued pension liability                    $  (436,741)      $   (217,677)
                                                 =========        ============

Net periodic pension cost for the years ended December 31, 1995, 1994 and 1993 included the following components:

                                     1995          1994            1993
                                     ----          ----            ----
Service cost-benefits earned
  during the period             $   174,826    $   208,151    $    162,690
Interest cost on projected
  benefit obligation                149,673        149,088         124,092
Actual return on plan assets       (209,069)        98,961         (58,432)
Adjustment to reflect amount
  expensed by plan sponsor                          (1,000)
Net amortization and deferral       103,634       (204,260)        (43,006)
                                 ----------     ----------     -----------
Net periodic pension cost       $   219,064    $   250,940    $    185,344
                                 ==========     ==========     ===========

The weighted-average discount rate and annual rate of increase in the future compensation levels used in determining the actuarial present value of the projected benefit obligation at December 31, 1995 were 7.5% and 5.5%, respectively. The rates as of December 31, 1994 were 8.0% and 5.5%, respectively. The expected annual long-term rate of return on assets was 8.0% for the years ended December 31, 1995 and 1994.

The Company has an Employee Stock Ownership Plan (ESOP) that enables eligible employees to own common stock. No cash contributions were made to the ESOP in 1995, 1994 or 1993.

The Company implemented a 401(k) plan in 1989, covering all eligible employees. Compensation expense recorded in 1995, 1994 and 1993 related to this plan was approximately $22,800, $26,900 and $27,400, respectively.

9.  Commitments

The Company leases branch offices and equipment under noncancelable agreements expiring at various dates through 2001 which require various minimum annual rentals. The total approximate future minimum rental commitments at December 31, 1995 aggregate approximately $522,000. Rental commitments for each of the next five fiscal years and thereafter are as follows:

    1996        144,732
    1997        131,933
    1998         73,674
    1999         47,039
    2000         41,712
    Thereafter   83,424

Rental expense amounted to approximately $146,000, $146,000 and $132,000, for 1995, 1994 and 1993, respectively.

10.  Loans to Related Parties

The schedule below discloses indebtedness of certain parties related to the
Company:

          Balance                                           Balance
          January 1       New Loans         Repayments      December 31
          ----------      ---------         ----------      -----------
1994     $ 7,057,216     $  333,000         $1,705,762      $ 5,684,454
1995     $ 5,684,454     $1,707,252         $2,479,504      $ 4,912,202


These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

11.  Deposits

Deposits consisted of the following at December 31, 1995 and 1994:

                                                    1995              1994
                                                    ----              ----
Demand deposits                                $ 45,383,886       $ 42,074,618
Money-market and Super NOW deposits              30,459,376         26,791,018
NOW deposits                                     22,996,087         20,977,338
Cash management investment deposits               9,161,809          5,773,655
Savings deposit                                  30,682,590         33,180,044
Time certificates of deposit in
  denominations of $100,000 or more              19,060,700         14,360,287
Other time deposits                              49,295,417         43,706,026
                                                -----------        -----------
                                               $207,039,865       $186,862,986
                                                ===========       ============

12.  Condensed Financial Information of Community Bancorp, Inc.

The following discloses certain parent company only financial information at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995:

Balance Sheets
                                                    1995              1994
                                                    ----              ----
Assets:
  Cash and cash equivalents                    $    594,056       $    480,697
  Investment in subsidiary, at equity            18,929,479         16,250,977
  Other assets                                      189,536            187,818
                                                 ----------         ----------
               Total assets                    $ 19,713,071       $ 16,919,492
                                                ===========         ==========
Liabilities and stockholders' equity:
  Other liabilities                            $    172,398       $    175,042
                                                 ----------         ----------
               Total liabilities                    172,398            175,042
Stockholders' equity:
  Preferred stock, $2.50 par value,
    100,000 shares authorized, none
      issued or outstanding
  Common stock, $2.50 par value,
    4,000,000 shares authorized, 3,199,218
      shares issued, 3,140,754 shares
      outstanding, (3,199,218  shares
      outstanding at December 31, 1993)           7,998,045          7,998,045

  Surplus                                           290,253            263,538
  Undivided profits                              11,463,544          9,556,768
  Treasury stock                                   (181,224)          (263,088)
  Unrealized (losses) gains on securities
          available for sale, net of taxes          (29,945)          (810,813)
                                                 ----------         ----------
     Total stockholders' equity                  19,540,673         16,744,450
                                                 ----------         ----------
     Total liabilities and stockholders'
       equity                                   $19,713,071        $16,919,492
                                                ===========         ==========

Statements of Income
                                          Years ended December 31,
                                ------------------------------------------
                                     1995          1994            1993
                                     ----          ----            ----
Income:
  Dividends from subsidiary
    bank                        $    737,101   $    666,190   $    520,231
  Other income                       307,939        288,806        279,575
                                 -----------    -----------     -----------
               Total income        1,045,040        954,996        799,806
Expenses:
  Other                              299,756        285,821        314,965
                                 -----------    -----------     -----------
               Total expenses        299,756        285,821        314,965
Income before undistributed net
  income of subsidiary bank          745,284        669,175        484,841
Equity in undistributed net
  income  of subsidiary bank       1,898,593      1,436,258      1,020,317
                                 -----------    -----------     -----------
               Net income       $  2,643,877   $  2,105,433   $  1,505,158
                                 ===========    ===========    ===========

Statements of Cash Flows
                                             Years ended December 31,
                                   -----------------------------------------
                                       1995          1994            1993
                                       ----          ----            ----
Cash flows from operating
  activities:
  Net income                      $  2,643,877   $  2,105,433   $  1,505,158
  Adjustments to reconcile net
    income to net cash
    provided by operating
      activities:
      Equity in undistributed
        net income of subsidiary
          bank                      (1,898,593)    (1,436,258)    (1,020,318)
      (Increase) decrease in
         other assets                   (1,718)       (22,289)        77,714
       Increase (decrease) in
         other liabilities              (1,685)        21,273        (83,709)
           Total adjustments        (1,901,996)    (1,437,274)    (1,026,313)
       Net cash provided by
          operating activities         741,881        668,159        478,845
                                   -----------    -----------     -----------
Cash flows from financing
  activities:
  Purchase of treasury stock            (2,865)      (992,826)    (1,671,164)
     Reissuance of treasury stock      111,444        891,138      1,709,145
     Proceeds from sale of
       common stock                                                  108,664
     Dividends declared               (737,101)      (666,190)      (520,232)
        Net cash used in
          financing activities        (628,522)      (767,878)      (373,587)
                                   ------------   ------------    -----------
        Net increase (decrease)
          in cash
            and cash equivalents       113,359        (99,719)       105,258
Cash and cash equivalents
  at beginning of year                 480,697        580,416        475,158
                                   ------------   ------------    -----------
Cash and cash equivalents
  at end of year                  $    594,056   $    480,697   $    580,416
                                   ===========    ===========    ===========

Cash and cash equivalents consist of a money market demand deposit account on deposit with the subsidiary bank.

The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. During 1996, Hudson National Bank can, under this formula, declare dividends to Community Bancorp, Inc. of approximately $3,334,000, plus an additional amount equal to the Bank's net profit for 1996 up to the date of any such dividend declaration, without the approval of the Comptroller of the Currency.

13.  Financial Instruments With Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments primarily consist of commitments to extend credit and standby letters of credit. Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. They are primarily issued to guarantee other customer obligations.

Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral typically is obtained based on management's credit assessment of the customer. Loan commitments and standby letters of credit usually have fixed expiration dates or other termination clauses. Some commitments and letters of credit expire without being drawn upon. Accordingly, the total commitment amounts do not necessarily represent future cash requirements of the Company.

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1995 and 1994 was as follows:

                                                    1995              1994
                                                    ----              ----
Commitments to extend credit:
  Fixed-rate (6.99% to 12.00%)                 $    465,582       $   1,680,688
  Adjustable rate                                28,212,387          22,560,728

Standby letters of credit                      $    704,368       $     530,986
                                                ===========        ============

Commitments to extend credit on a fixed-rate basis expose the Company to a certain amount of interest rate risk if market rates of interest substantially increase during the commitment period.

The Company has also sold mortgage loans with recourse in the event of the default of the borrower. Loans sold with recourse are accounted for as sales in the accompanying financial statements, with provisions made for anticipated losses under the recourse provisions. At December 31, 1995, the outstanding balance of such mortgages was approximately $434,000.

Fees associated with the Company's off-balance-sheet financial instruments are minimal; therefore, the fair value of off-balance-sheet financial instruments is not material.

14.  Excess Servicing Asset

The excess servicing asset, included in other assets, represents the estimated present value of the interest rate differential resulting from the sale of loans with servicing rights retained. This amount is amortized over the estimated lives of the underlying loans sold. The excess servicing asset is also reduced by a charge to earnings if actual prepayments exceed estimated prepayments.

The activity in the excess servicing asset is summarized as follows:

                                                   Years ended December 31,
                                               -------------------------------
                                                    1995              1994
                                                    ----              ----
Balance, beginning of period                   $  1,205,742      $  1,574,914
Additions, related to current
  year loan sales                                                     125,292
Amortization                                       (366,901)         (494,464)
                                                ------------      -----------
Balance, end of period                         $    838,841      $  1,205,742
                                                ============      ===========

At December 31, 1995, the Company was servicing mortgage loans for others of approximately $135,518,000 (approximately $144,680,000 at December 31, 1994).

15.  Disclosures about Fair Value of Financial Instruments

In December 1991, the FASB issued Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS No. 107). This statement requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks and federal funds sold: The carrying amounts reported in the balance sheet for cash and due from banks and federal funds sold approximate those assets' fair values.

Securities (including mortgage-backed securities, securities held to maturity and securities available for sale): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain one-to-four family residential mortgages are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for credit card loans and other consumer loans are based on carrying values, as the loans reprice frequently at current market rates. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans, and commercial and industrial loans) are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

Off-balance-sheet instruments: The fair value of lending commitments discussed in Note 13 is not considered material nor has it been reflected in the estimation of the fair value of the related loans.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

Commitments to extend credit/sell loans: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of customers. For fixed-rate loan commitments and obligations to deliver fixed-rate loans, fair value also considers the difference between committed rates and current levels of interest rates.

Values not determined: SFAS No. 107 excludes certain financial instruments from its disclosure requirements including real estate included in banking premises and equipment, the intangible value of the Bank's portfolio of loans serviced (both for itself and for others) and related servicing network and the intangible value inherent in the Bank's deposit relationships (i.e. core deposits) among others. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The carrying amount and estimated fair values of the Bank's financial instruments at December 31, 1995 and 1994 are as follows:

                                                            1995
                                               -----------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and cash equivalents                    $ 29,368,446      $ 29,368,446
  Securities                                     74,615,829        74,423,848
  Loans, including held for sale, net           124,616,962       128,494,633


Financial instrument liabilities:
  Deposits                                      207,039,865       206,194,823
       Short-term borrowings                      9,289,963         9,289,963

                                                            1994
                                               ------------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and cash equivalents                    $ 17,700,385      $ 17,700,385
  Securities                                     72,564,788        69,366,223
  Loans, including held for sale, net           119,334,885       121,481,398

Financial instrument liabilities:
  Deposits                                      186,862,986       184,213,993
  Short-term borrowings                          14,940,801        14,940,801

Report of Independent Public Accountants
----------------------------------------

To the Board of Directors and Stockholders of Community Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Community Bancorp, Inc. (a Massachusetts corporation) and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Bancorp, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the three years ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 7 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

/s/ Arthur Andersen LLP

January 26, 1996
Boston, Massachusetts

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

The Company recorded net income of $2,643,877 for the year ended December 31, 1995, representing an increase of $538,444 over $2,105,433 recorded in 1994. Earnings per share of $.84 for the current period compared to $.67 for the year ended December 31, 1994. The improvement in net income resulted primarily from an increase in net interest income and reductions in the provision for possible loan losses and FDIC insurance premiums during 1995.

Deposits of $207,039,865 at December 31, 1995 increased by $20,176,879 or 10.8%
from $186,862,986 at December 31, 1994. The increase occurred primarily in interest bearing categories and secondarily in noninterest bearing categories.

Loans of $128,072,061 at December 31, 1995 increased by $5,033,706 or 4.1% from $123,038,355 at December 31, 1994. The increase occurred in the commercial, residential mortgage and consumer loan categories. Noncurrent loans (nonaccrual loans and loans 90 days or more past due but still accruing) totaled $1,810,267 and $975,475 at December 31, 1995 and 1994, respectively. Accruing troubled debt restructurings at December 31, 1995 and 1994 were $0 and $1,154,570, respectively. The entire troubled debt restructuring balance at December 31, 1994 was comprised of one loan which, although current in its payments, was placed on nonaccrual status in September of 1995 due to potential weaknesses in the credit. That loan is included in total noncurrent loans as of December 31, 1995.

Other real estate owned of $25,000 at December 31, 1995, represented a reduction of $403,136 or 94.2% from $428,136 at December 31, 1994.

Assets of $237,580,796 at December 31, 1995 represented a $17,730,029 or 8.1%
increase over $219,850,767 at December 31, 1994.

1995 Compared to 1994

Interest income for the year ended December 31, 1995 was $16,917,624, representing an increase of $2,487,692 or 17.2% over $14,429,932 for the year ended December 31, 1994, primarily due to a $13,368,104 or 7.0% increase in average earning assets and higher average interest rates in 1995 as compared to 1994. The weighted average taxable equivalent yield on net earning assets was 8.30% and 7.57% in 1995 and 1994, respectively. Interest expense of $6,284,750 in 1995 represented an increase of $1,759,192 or 38.9% from $4,525,558 in 1994, primarily due to an $8,560,705 or 5.5% increase in interest bearing liabilities and higher average interest rates in 1995. The weighted average cost of interest bearing liabilities was 3.85% in 1995 and 2.93% in 1994. Net interest income for 1995 was $10,632,874, representing an increase of $728,500 or 7.4% compared to $9,904,374 recorded in 1994.

Noninterest income for the year ended December 31, 1995 was $2,083,964, representing an increase of $56,035 or 2.8% from $2,027,929 in 1994. This increase resulted primarily from increases in merchant credit card processing and service charge income, partially offset by reductions in other charges, commissions and fees and other income and by losses on sales of residential real estate loans sold in the secondary mortgage market, resulting from the refinancing of a number of mortgages originated in prior periods and the associated write-down of unamortized excess servicing fee income on those loans.

Noninterest expense for the year ended December 31, 1995 of $8,273,412 represented a decrease of $46,357 or .6% from $8,319,769 recorded during 1994. This decrease was primarily the result of reductions in FDIC insurance premiums and OREO carrying costs, partially offset by increases in salaries and employee benefits, data processing, occupancy, furniture and equipment, and credit card processing.

As a result of the recapitalization of the FDIC's Bank Insurance Fund (BIF) during the second quarter of 1995, a significant reduction in FDIC deposit insurance premiums was announced in September, retroactive to June 1, 1995. As a result, Hudson National Bank received a refund of approximately $113,000 from the FDIC during September, representing the return of previously assessed insurance premiums plus interest. That refund was recorded as a reduction of previously expensed premiums. FDIC deposit insurance expense during the fourth quarter of the year was based on an assessment of $.04 per $100 of insured deposits, compared to $.23 per $100 of insured deposits during 1994 and the first five months of 1995. During the fourth quarter of 1995 the FDIC announced that the Bank's deposit insurance premium would be a flat $1,000 for the first six months of 1996. The FDIC premium for the second six months of 1996 has not yet been announced.

The provision for possible loan losses for 1995 was $120,000, representing a $180,000 or 60.0% decrease from $300,000 for 1994. This decrease was the result of management's continuing evaluation of the adequacy of the allowance for possible loan losses and its belief that the allowance is adequate. Management will continue its ongoing assessment of the adequacy of the allowance for possible loan losses during 1996 and make further adjustments in the provision for possible loan losses if necessary.

Income tax expense of $1,679,549 for the year ended December 31, 1995 compared to $1,207,101 for 1994, the result of an increase in taxable income during the current period.

Net income of $2,643,877 for the year ended December 31, 1995 represented an increase of $538,444 or 25.6% over $2,105,433 recorded in 1994. The foregoing discussion summarized the primary components of this increase in earnings.

1994 Compared to 1993

Interest income for the year ended December 31, 1994 was $14,429,932, representing an increase of $397,426 or 2.8% over $14,032,506 for the year ended December 31, 1993. The weighted average taxable equivalent yield on net earning assets was 7.57% and 7.53% in 1994 and 1993, respectively. Interest expense of $4,525,558 in 1994 represented an increase of $60,179 or 1.3% from $4,465,370 in 1993, primarily due to a small increase in average interest bearing deposits and slightly higher average interest rates in 1994. The weighted average cost of interest bearing liabilities was 2.93% in 1994 compared to 2.88% in 1993. Net interest income for 1994 was $9,904,374, representing an increase of $337,247 or 3.5% compared to $9,567,127 recorded in 1993.

Noninterest income for the year ended December 31, 1994 was $2,027,929, representing an increase of $275,811 or 15.7% over $1,752,118 in 1993. This resulted primarily from increases in most noninterest income categories in 1994, partially offset by net losses on sales of securities in 1994 compared to net gains on sales of securities in 1993. Net losses on sales of loans were substantially lower in 1994 than in 1993 due to a significant reduction in residential mortgage loan refinancings and the associated write-down of unamortized excess servicing fee income on those loans in 1994.

Noninterest expense for the year ended December 31, 1994 of $8,319,769 represented a decrease of $11,085 or .1% from $8,330,854 recorded during 1993. This decrease was primarily the result of decreases in OREO carrying costs, FDIC insurance premiums and other expense, partially offset by increases in salaries and employee benefits, data processing, occupancy and furniture and equipment expense.

The provision for possible loan losses for 1994 was $300,000, representing a $300,000 or 50.0% decrease from $600,000 for 1993. This decrease was the result of management's continuing evaluation of the adequacy of the allowance for possible loan losses and its belief that the allowance is adequate.

Income tax expense of $1,207,101 for the year ended December 31, 1994 compared to $938,233 for 1993, the result of an increase in taxable income during the current period.

Net income of $2,105,433 for the year ended December 31, 1994 represented an increase of $600,275 or 40.0% over $1,505,158 recorded in 1993. The foregoing discussion summarized the primary components of this increase in earnings.

Allowance for Possible Loan Losses

The allowance for possible loan losses is maintained at a level believed by management to be adequate to absorb potential losses in the loan portfolio. Management's methodology in determining the adequacy of the allowance considers specific credit reviews, past loan loss experience, current economic conditions and trends, known and inherent risks in the loan portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral and the volume, growth and composition of the loan portfolio. Each loan on the Company's internal Watch List is evaluated periodically to estimate potential loss. For loans with potential losses, the bank sets aside or allocates a portion of the allowance against such potential losses. For the remainder of the loan portfolio, unallocated allowance amounts are determined based on judgements regarding the type of loan, economic conditions and trends, potential exposure to loss and other factors. When specific loans, or portions thereof, are deemed to be uncollectible, those amounts are charged off against the allowance. Subsequent recoveries, if any, are credited to the allowance. At December 31, 1995 the allowance was $3,455,098, representing 2.7% of total loans, compared to $3,703,470, representing 3.0% of total loans at December 31, 1994.

Securities

The Company's securities portfolio consists of obligations of the U.S. Treasury, U.S. Government sponsored agencies, mortgage backed securities and obligations of municipalities in the Company's market area. These assets are used in part to secure public deposits and as collateral for repurchase agreements. Securities for 1995 averaged $71.4 million, an increase of $.8 million or 1.1% over $70.6 million for 1994. During 1995 no securities were sold. All mortgage-backed securities in the securities portfolio have been issued by U.S. Government sponsored agencies. Management believes no other-than-temporary impairment has occurred with regard to any security in the securities portfolio. The Company's adequate liquidity position provides the ability to hold all currently owned securities to maturity.

Liquidity and Capital Resources

The Company's principal sources of liquidity are customer deposits, amortization and pay-offs of loan principal and amortization and maturities of securities. These sources provide funds for loan originations, the purchase of securities and other activities. Deposits are considered a relatively stable source of funds. At December 31, 1995, 1994 and 1993, deposits were $207.0 million, $186.9 million and $185.5 million, respectively. Management anticipates that deposits will increase moderately during 1996.

Of the Company's $74.6 million in securities at December 31,1995, $15.5 million or 20.8% mature within one year. As a nationally chartered member of the Federal Reserve System, the Bank has the ability to borrow funds from the Federal Reserve Bank of Boston by pledging certain of its investment securities as collateral. Also, the Bank is a member of the Federal Home Loan Bank which provides additional borrowing opportunities.

Bank regulatory authorities have established a capital measurement tool called Tier 1 leverage capital. A 3.00% ratio of Tier 1 leverage capital to assets now constitutes the minimum capital standard for banking organizations. At December 31, 1995, the Company's Tier 1 leverage capital ratio was 8.23%. Regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% and a minimum ratio of total capital to risk-weighted assets of 8.00%. At December 31, 1995 the Company's Tier 1 and total risk-based capital ratios were 14.30% and 15.57%, respectively. Both the Company and the Bank are categorized as well capitalized under the Federal Deposit Insurance Corporation Improvement Act of 1991 (F.D.I.C.I.A.).

Asset/Liability Management and Interest Rate Risk

The Company has an asset/liability management committee which oversees all asset/liability management activities. The committee establishes general guidelines each year and meets regularly to review the Company's operating results, to measure and monitor interest rate risk and to make strategic changes when necessary.

It is the Company's general policy to reasonably match the rate sensitivity of its assets and liabilities in an effort to prudently manage interest rate risk. A common benchmark of this sensitivity is the one year gap position, which is a reflection of the difference between the speed and magnitude of rate changes of interest rate sensitive liabilities as compared with the Bank's ability to adjust the rates of it's interest rate sensitive assets in response to such changes. The Company's positive one-year cumulative gap position at December 31, 1995, which represents the excess of repricing assets versus repricing liabilities, was 1.4% expressed as a percentage of total assets.

The following table presents rate-sensitive assets and rate-sensitive liabilities as of December 31, 1995:


(Dollars in thousands)                               December 31, 1995
                         --------------------------------------------------------------------------
                          1 to 6        7 to 12      1 to 2       2 to 5       Over 5
                          Months        Months       Years        Years        Years          Total
                         ----------   ---------    ----------   ---------    ---------   ----------
RATE-SENSITIVE ASSETS
Federal funds sold       $   16,700   $            $            $            $           $   16,700
Securities                    7,073        8,447       16,295       37,682       5,120       74,617
Adjustable-rate loans        56,424       19,785       14,179       11,594         112      102,094
Fixed-rate loans              8,750        2,469        3,546        6,241       3,134       24,140
                          ---------    ---------    ----------   ----------   --------    ---------
                 Total   $   88,947   $   30,701   $   34,020   $   55,517   $   8,366   $  217,551
                          ---------     --------    ----------    --------    --------    ---------

RATE-SENSITIVE LIABILITIES
Demand deposits          $            $            $            $            $  45,384   $   45,384
NOW accounts*                                                                   23,965       23,965
Money market accounts        30,438                                                          30,438
Savings accounts             11,000                                             19,774       30,774
Cash management accounts      9,161                                                           9,161
Certificates of deposit      39,592       16,815        5,262        5,610          39       67,318
Repurchase agreements         9,290                                                           9,290
                Total    $   99,481   $   16,815   $    5,262   $    5,610   $  89,162   $  216,330
                          ---------     --------    ----------    --------    --------    ---------
Gap                      $  (10,534)  $   13,886   $   28,758   $   49,907   $ (80,796)  $    1,221
                          ==========   =========    =========    =========    =========   =========
Cumulative Gap           $  (10,534)  $    3,352   $   32,110   $   82,017   $   1,221
                          ==========   =========    =========    =========    =========

Gap as a percent of
  total assets               (4.43%)       5.84%       12.10%       21.01%     (34.01%)

Cumulative gap as a
  percent of total assets    (4.43%)       1.41%       13.52%       34.52%       0.51%

* Cumulative gap as a
    percent of total
    assets if NOW accounts
    are considered
    immediately
    withdrawable            (15.47%)      (9.62%)       2.48%       23.49%       0.51%


Whenever possible, maturity dates or contractual repricing dates were used in preparation of the above table. In addition to these factors, certain assumptions were utilized in two of the balance categories based on the current interest rate environment. In the savings account category, $11.0 million is considered rate sensitive. This represents the approximate drop in certificate of deposit balances and the concurrent growth in savings balances that took place between June 1991, when interest rates began to fall significantly, and December 1995. It is assumed that these funds will be immediately rate sensitive if rates begin to rise. The remaining savings, demand deposit and NOW account balances are considered rate insensitive.


[Photographs of the following Directors appear on this page:]

Dennis F. Murphy, Jr.
Alfred A. Cardoza
Argeo R. Cellucci
Antonio Frias
I. George Gould
Horst Huehmer
Donald R. Hughes, Jr.
James A. Langway
David L. Parker
Mark Poplin
David W. Webster

Directors & Officers
--------------------
COMMUNITY  BANCORP, INC. AND HUDSON NATIONAL BANK
-------------------------------------------------

Chairman of the Board
---------------------
Dennis F. Murphy, Jr.
President and Treasurer of D. Francis Murphy Insurance Agency, Inc.

Directors:
---------
Alfred A. Cardoza
Retired

Argeo R. Cellucci
President of Cellucci Hudson Corp.

Antonio Frias
President and Treasurer of S & F Concrete Contractors, Inc.

I. George Gould
Chairman of the Board of Gould's, Inc.

Horst Huehmer
Retired

Donald R. Hughes, Jr.
Treasurer and Clerk of Community Bancorp, Inc.,
Executive Vice President of Hudson National Bank

James A. Langway
President and Chief Executive Officer
of Community Bancorp, Inc. and Hudson National Bank

David L. Parker
Treasurer of Larkin Lumber Company

Mark Poplin
President and Treasurer of Poplin Supply Company

David W. Webster
President and Treasurer of Knight Fuel Company

Officers:
--------
James A. Langway
President and Chief Executive Officer

Donald R. Hughes, Jr.
Treasurer and Clerk


HUDSON NATIONAL BANK
--------------------

Officers
--------
James A. Langway
President and Chief Executive Officer

Donald R. Hughes, Jr.
Executive Vice President

Robert P. Converse
Auditor

Compliance/Personnel
--------------------
Grace L. Blunt, Esq.
Senior Vice President

Retail Banking/Mortgage Division
--------------------------------
Richard K. Bennett
Senior Vice President

Nanci J. Pisani
Vice President

Ana M. Czapkowski
Assistant Vice President

Jane B. Karlson
Assistant Vice President

Elizabeth M. Brooks
Branch Officer

Kristen A. Cappello
Branch Officer

Lynda L. D'Orlando
Mortgage Officer

Clark Hooper
Security Officer

M. Jean Mickle
Branch Officer

Peter Shinas
Branch Officer

Kathleen E. Texeira
Merchant Plan Officer

Wayne J. Texeira
Marketing Officer

Financial Control
-----------------
Robert E. Leist
Senior Vice President

Commercial Banking
------------------
John P. Galvani
Senior View President

Christal M. Davis
Vice President

Gregory Adams
Assistant Vice President

Brian M. McCann
Commercial Asset Officer

Operations/Data Processing and Electronic Banking
-------------------------------------------------
Janet A. Lyman
Senior Vice President

Margaret M. Vasquezi
Assisant Vice President

James P. Vasquezi
Electronic Banking Officer


The Company's Securities and Exchange Commission filing on Form 10-K is available to our stockholders upon request.

[A photograph of former director Lloyd L. Parker appears on this inside back cover with the following text.]


                              In Memory of
                             Lloyd L. Parker
                               1901 - 1996

[The following text appears on the back cover.]

Community Bancorp, Inc.
Parent company of Hudson National Bank

17 Pope Street
Hudson, Massachusetts  01749
Telephone  (508) 568-8321


Hudson National Bank - Branch Offices
-------------------------------------

Hudson Main Office
17 Pope Street
Phone:   (508) 568-8321
Fax:     (508) 562-7129

Hudson South
177  Broad Street
Phone:   (508) 568-8813
Fax:     (508) 568-2610

Acton
270 Great Road
Phone:   (508) 263-8376
Fax:     (508) 266-2610

Concord
1134 Main Street
Phone:   (508) 369-5421
Fax:     (508) 371-6600

Shaw's Supermarket
Washington Street,  Hudson
(Network 24 ATM only)

Marlborough Center
96 Bolton Street
Phone:  (508) 485-5003
Fax:    (508) 229-4602

Marlborough East
500 Boston Post Road
Phone:  (508) 485-3599
Fax:    (508) 229-4601

Boxborough
629 Massachusetts Avenue
Phone:  (508) 264-9092
Fax:    (508) 266-2600

Stow
159 Great Road
Phone:  (508) 461-1600
Fax:    (508) 461-1610


Internet web site:
http://www.hnbank.com

E-mail address:
hnb-mail@hnbank.com

Member FDIC
Equal Opportunity Lender