Form 10-K405, Exhibit 13
period 1996-12-31
COMMUNITY BANCORP INC /MA/
filed 1997-03-24
CIK 742170

[The annual report front cover is a color image depicting Hudson National Bank's Internet web site home page.]


                         Community Bancorp, Inc.
                           Annual Report 1996

[The following text appears on the inside front cover.]

The image depicted on the cover of this annual report is from the home page of our Internet web site. We hope you will visit us frequently at http://www.hnbank.com.

Selected Consolidated Financial Data
                                         1996          1995          1994          1993          1992
                                         ----          ----          ----          ----          ----
Total assets                         $250,002,458  $237,580,796  $219,850,767  $214,682,682  $199,455,534
Total deposits                        217,181,869   207,039,865   186,862,986   185,499,065   174,348,956
Total net loans                       128,088,725   124,616,963   119,334,885   125,435,415   122,144,150
Allowance for possible loan losses      3,481,705     3,455,098     3,703,470     3,910,195     4,178,343
Total interest income                  17,761,102    16,917,624    14,429,932    14,032,506    15,027,657
Total interest expense                  6,367,758     6,284,750     4,525,558     4,465,379     5,696,474
Net interest income                    11,393,344    10,632,874     9,904,374     9,567,127     9,058,183
Gains (losses) on sales of securities      (9,460)       ---          (29,828)       69,600       371,436
Provision for possible loan losses         ---          120,000       300,000       600,000     1,425,000
Net income (loss)                       3,152,098     2,643,877     2,105,433     1,505,158     1,021,986
Earnings (loss) per share                    1.01          0.84          0.67          0.49          0.32
Dividends per share                         0.253         0.234         0.214         0.173         0.075


[Five-year bar graphs for the following categories appear in this space. Data for the graphs was obtained from the above table.]

Total Assets (in millions)
Net Income (in millions)
Earnings Per Share (in dollars)
Total Deposits (in millions)
Total Net Loans (in millions)
Net Interest Income (in millions)

                              Table of Contents
                              -----------------

  3.     Message to Stockholders and Friends

  5.     Year in Review

  9.     Consolidated Balance Sheets

 10.     Consolidated Statements of Income

 11.     Consolidated Statements of Stockholders' Equity

 12.     Consolidated Statements of Cash Flows

 14.     Notes to Consolidated Financial Statements

 24.     Report of Independent Public Accountants

 25.     Management's Discussion and Analysis of
         Financial Condition and Results of Operations

 30.     Directors &  Officers

To Our Stockholders and Friends

It is always a pleasure to announce good news, which makes this year's letter especially enjoyable to write. Community Bancorp, Inc. and its subsidiary, Hudson National Bank, achieved another record-breaking year in 1996. The Company recorded net income of $3,152,098 for the year, surpassing by 19.2% the $2,643,877 recorded in 1995. Earnings per share of common stock was $1.01 in 1996, compared to $.84 in the previous year. This increase in net income was the combined result of increases in net interest income and noninterest income, and reductions in the provision for possible loan losses and FDIC insurance premiums in 1996.

During 1996 the Company achieved a return on assets (ROA) of 1.31%, the highest in its history and considerably above its peer group average. Equally important is the fact that the return on equity (ROE) for the year rose to 15.36%, again the highest in the Company's history. This increase in ROE resulted from higher net income and also from the stock repurchase program implemented in the fall of 1996 which reduced the number of outstanding shares of common stock.

[A photograph of the bank's newly-renovated Commercial Banking Department appears here.]

The Company's asset quality is very high, and at year-end past due loans represented only 1.6% of total outstanding loans. No provision for loan losses was necessary in 1996, yet the allowance for loan losses actually increased in balance due to recoveries of previously charged-off loans.

The banking business is changing, and as a community bank we must now serve two important groups of customers; those who prefer to do their banking in person and those who prefer to do their banking electronically through modern technology. We are striving to provide excellent service to both customer groups.

In March of 1996 we introduced HomeBanc, an easy to use PC-based electronic banking system for personal account customers. Within the first six months following the introduction of this new service, over 1,000 customers had registered to use it, representing approximately 10% of our personal account customer base. We believe electronic banking services like HomeBanc, and our PC-based banking system for businesses called ExecuBanc, will appeal to an increasing number of our customers in the future, and we will continue to enhance these services to maximize customer convenience.

Community Bancorp is a strong, well-capitalized, community-oriented financial institution. We believe we can continue to distinguish ourselves from the competition by doing what a community bank does best - know its customers and provide the best banking service possible. The Board of Directors, management and staff will continue to work diligently to enhance profitability and shareholder value, and we look forward to 1997 with enthusiasm.

Sincerely,

/s/ James A. Langway                        /s/ Dennis F. Murphy, Jr.
--------------------                        -------------------------
James A. Langway                            Dennis F. Murphy, Jr.
President and Chief Executive Officer       Chairman of the Board

Year in Review

Hudson National Bank is a strong, independent owned, community-oriented commercial bank with eight branch offices in Middlesex County. The Bank prides itself on its ability to provide quality, personal service as well as a full range of financial products designed to meet various financial needs of both consumers and local businesses.

[A photograph of the Bank's Mortgage Officer appears here.]

Some people believe you have to sacrifice high quality personal service for banking convenience or that only large banks have sophisticated banking products, but Hudson National Bank proves that customers can have the best of both worlds. In essence, it's a hybrid bank that can deliver all the modern services as well as a level of personal service few larger banks can match.

Technology continues to be a driving force in providing alternative methods of banking access as the number of customers who prefer "electronic" over "geographic" convenience grows larger each year. Convenient banking has always been a key consideration when choosing a bank; however, the basis on which convenience is measured has grown to include ATM access, telephone banking, debit cards, direct deposit and now PC banking. Hudson National has recognized this trend and is responding to the changing needs of its customers.

[A photo of the Bank's new drive-up ATM at its Hudson South branch appears here.]

A number of projects were undertaken during the year to further strengthen the Bank's product line. During the first quarter, Hudson National offered a debit card to complement it's credit card. The FlexCard [TM] is a MasterMoney [TM] debit card that provides account access at ATMs and can also be used to pay for purchases wherever MasterCard [R] is accepted. The Bank is one of the first community banks in the area to offer a full-fledged debit card, demonstrating the Bank's ability to offer a competitive array of services. With ATM links to the NYCE [R] and Cirrus [R] ATM networks, as well as the new MasterMoney feature, customers can use their FlexCards for payment and cash access virtually anywhere in the world.

In the second quarter we successfully introduced our PC banking program HomeBanc [TM], and have since added several enhancements. HomeBanc is a state-of-the-art PC-based computer banking service which allows customers to use their PC or laptop computer to access their account information, transfer funds, and pay bills 24 hours a day, 365 days per year. Hudson National is the first community bank in the area to offer this type of service to its customers. We will continue to enhance the HomeBanc service during 1997.

[A photo of the Bank's Operations Department appears here.]

The Bank continues to expand and upgrade its ATM system, with ATMs in service now totalling 12. The two most recent additions include a drive-up ATM at the Hudson South office and a walk-up unit in the Solomon Pond Mall in Marlborough. These new locations have provided our customers with added convenience and have been well received.

In addition, Hudson National updated and improved its Internet World Wide Web site to provide a variety of product and organizational information, current deposit and loan rates, and even a simplified loan application. It can be found at http://www.hnbank.com. Hudson National was one of the first banks in the state to begin utilizing the Internet. Additional features being planned include interactive loan calculators to allow customers to determine payments on various types of loans.

[A second photo of the Bank's Operations Department appears here.]

Hudson National has implemented a new commercial lending program, HNB Small Business Financing, to focus on Small Business Administration (SBA) loans. Loans will be generated for the Bank's portfolio and for sale, depending on market conditions. The Bank's Capital Access Program and SBA 504 program also proved to be very successful in 1996.

Hudson National understands small business and can tailor-make financing arrangements to suit the particular needs of each individual firm. An experienced team of lenders works to develop a clear understanding of a business and its needs so a lasting partnership can be built.

[A photo of the Bank's Consumer Loan Center appears here.]

Banking has traditionally been a very local business. In working with small businesses and commercial customers, the trust and relationships fostered by having local ties to clients plays a major role in the success of Hudson National, as does our ability to customize products and pricing according to local requirements.

Today, the challenges that come with change have never been greater. New distribution channels are rapidly developing, and with them come opportunities to provide customers with greater convenience and access to information. These technological and regulatory changes have made it possible for Hudson National to greatly extend the scope of its operations. Yet, we are committed to remaining true to our community banking roots. In addition to providing support for a variety of organizations and community programs through charitable donations, many members of our staff are involved in various community groups. It is through this interaction with the communities we serve that we are able to learn and understand the needs of our customers, allowing us to remain "closer to you".

Hudson National Bank is fortunate that its primary market area is in one of the fastest growing regions of the state. Middlesex County's growth rate is double the average growth rate of the state. Personal income growth is also rising faster than the state as a whole. Furthermore, while Hudson National is both a strong and profitable organization, it has a relatively small market share, providing opportunities for future growth. In 1997 we will focus on leveraging some of our core strengths into new lines of business including consulting, SBA 7A lending, asset management, financial planning and insurance and annuity sales.

Consolidated Balance Sheets
December 31, 1996 and 1995
                                                           1996           1995
                                                        -----------   -----------
ASSETS
Cash and due from banks                                $ 14,391,567   $ 12,668,446
Federal funds sold                                       11,300,000     16,700,000
Securities available for sale at market value (Note 2)   29,245,007     24,678,624
Securities held to maturity (market value $58,312,349
 in 1996 and $49,745,222 in 1995) (Note 2)               58,828,881     49,937,205
Loans (Notes 3 and 10)                                  131,570,430    128,072,061
Less allowance for possible loan losses
 (Notes 4 and 13)                                         3,481,705      3,455,098
                                                        -----------    -----------
               Total net loans                          128,088,725    124,616,963
Premises and equipment, net (Note 5)                      4,848,202      5,126,083
Other assets, net (Note 14)                               3,300,076      3,853,475
                                                        -----------    -----------
               Total assets                            $250,002,458   $237,580,796
                                                        ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits (Note 11):
       Noninterest bearing                             $ 51,358,151   $ 45,383,886
       Interest bearing                                 165,823,718    161,655,979
                                                        -----------    -----------
               Total deposits                           217,181,869    207,039,865
                                                        -----------    -----------
Securities sold under repurchase agreements              11,454,687      9,289,963
Other liabilities (Note 8)                                1,524,768      1,710,295
                                                        -----------    -----------
               Total liabilities                        230,161,324    218,040,123
                                                        -----------    -----------
Commitments (Notes 9 and 13)
Stockholders' equity (Note 6):
   Preferred stock, $2.50 par value, 100,000 shares
     authorized, none issued or outstanding
   Common stock, $2.50 par value, 4,000,000 shares
     authorized, 3,199,218 shares issued, 2,935,012
     shares outstanding, (3,158,946 shares outstanding
     at December 31, 1995)                                7,998,045      7,998,045
    Surplus                                                 374,580        290,253
    Undivided profits                                    13,826,958     11,463,544
    Treasury stock, 264,206 shares, (40,272 at December
     31, 1995)                                           (2,348,419)      (181,224)
    Unrealized losses on securities available for sale,
     net of taxes (Note 2)                                  (10,030)       (29,945)
                                                        -----------    -----------
               Total stockholders' equity                19,841,134     19,540,673
                                                        -----------    -----------
               Total liabilities and stockholders'
                equity                                 $250,002,458   $237,580,796
                                                        ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
Years ended December 31, 1996, 1995 and 1994
                                               1996         1995          1994
                                               ----         ----          ----
Interest income:
  Interest and fees on loans              $ 12,430,327   $12,363,714   $10,439,354
  Interest and dividends on securities:
    Taxable interest                         4,565,311     4,003,765     3,791,167
    Nontaxable interest                        120,553        91,517        57,826
    Dividends                                   54,248        51,651        79,943
  Interest on federal funds sold               590,663       406,977        61,642
                                            ----------    ----------    ----------
              Total interest income         17,761,102    16,917,624    14,429,932
                                            ----------    ----------    ----------
Interest expense:
  Interest on deposits                       5,840,445     5,735,554     4,142,705
  Interest on federal funds purchased and
    securities sold under repurchase
    agreements                                 527,313       549,196       382,853
                                            ----------    ----------    ----------
               Total interest expense        6,367,758     6,284,750     4,525,558
                                            ----------    ----------    ----------
Net interest income                         11,393,344    10,632,874     9,904,374
                                            ----------    ----------    ----------
Provision for possible loan losses
  (Note 4)                                      ---          120,000       300,000
                                            ----------    ----------    ----------
Net interest income after provision
  for possible loan losses                  11,393,344    10,512,874     9,604,374
                                            ----------    ----------    ----------
Noninterest income:
  Merchant credit card processing
    assessments                                855,488       690,024       599,513
  Service charges                              774,876       701,824       679,818
  Other charges, commissions and fees          697,650       663,827       683,590
  Gains (losses) on sales of loans, net         21,105       (31,776)       (1,698)
  Losses on sales of securities, net            (9,460)        ---         (29,828)
  Other                                         75,399        60,065        96,534
                                            ----------    ----------    ----------
              Total noninterest income       2,415,058     2,083,964     2,027,929
                                            ----------    ----------    ----------
Noninterest expense:
  Salaries and employee benefits (Note 8)    4,541,551     4,362,821     4,289,900
  Data processing                              582,334       478,064       380,596
  Occupancy                                    580,519       610,737       601,235
  Furniture and equipment                      362,453       325,662       310,987
  Credit card processing                       738,227       621,695       500,094
  OREO carrying costs (income), net             51,623        (4,413)      170,143
  FDIC insurance premiums                        2,000       209,906       394,696
  Other                                      1,770,937     1,668,940     1,672,118
                                            ----------    ----------    ----------
               Total noninterest expense     8,629,644     8,273,412     8,319,769
                                            ----------    ----------    ----------
Income before income tax expense and
  cumulative effect of change in accounting
  principle                                  5,178,758     4,323,426     3,312,534
Income tax expense                           2,026,660     1,679,549     1,207,101
                                            ----------    ----------    ----------
Net income                                $  3,152,098   $ 2,643,877   $ 2,105,433
                                            ==========    ==========    ==========
Earnings per share                        $       1.01   $      0.84   $      0.67
Weighted average number of shares
  outstanding                                3,113,388     3,148,306     3,138,998
                                            ==========    ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Years ended December 31, 1996, 1995 and 1994
                                     Common                 Undivided      Treasury
                                     Stock       Surplus       Profits     Stock            Other
                                     -----       -------    ----------     --------         -----
Balance, December 31, 1993        7,998,045     102,138     8,117,525                     200,158
  Net income                                                2,105,433
  Cash dividends declared
   ($.214 per share)                                         (666,190)
  Purchase of 220,628 shares of
    treasury stock (Note 6)                                                (992,826)
  Reissuance of 162,164 shares of
    treasury stock (Note 6)                     161,400                     729,738
  Change in unrealized loss
    on securities available
    for sale, net of taxes                                                             (1,010,971)
--------------------------        ---------     -------     ---------     ---------     ---------
Balance, December 31, 1994        7,998,045     263,538     9,556,768      (263,088)     (810,813)
  Net income                                                2,643,877
  Cash dividends declared
   ($.234 per share)                                         (737,101)
  Purchase of 382 shares of
    treasury stock                                                           (2,865)
  Reissuance of 18,574 shares of
    treasury stock                               26,715                      84,729
Change in unrealized loss
    on securities available
    for sale, net of taxes                                                                780,868
--------------------------        ---------     -------    ----------       -------       -------
Balance, December 31, 1995        7,998,045     290,253    11,463,544      (181,224)      (29,945)
  Net income                                                3,152,098
  Cash dividends declared
    ($.253 per share)                                        (788,684)
  Purchase of 257,665 shares
    of treasury stock (Note 6)                                           (2,318,985)
  Reissuance of 33,731 shares
    of treasury stock                            84,327                     151,790
  Change in unrealized loss
    on securities available
    for sale, net of taxes                                                                 19,915
--------------------------        ---------     -------    ----------     ---------        ------
Balance, December 31, 1996       $7,998,045    $374,580   $13,826,958   $(2,348,419)     $(10,030)
                                  =========     =======    ==========     =========        ======

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 1996, 1995 and 1994
                                                        1996          1995          1994
                                                        ----          ----          ----
Cash flows from operating activities:
  Interest received                                $ 17,803,811  $ 16,739,141  $ 14,155,067
  Fees and commissions received                       2,514,788     2,068,486     2,109,853
  Proceeds from secondary market mortgage sales      14,737,701     8,899,808    31,829,089
  Origination of mortgage loans held for sale       (14,577,346)   (9,320,396)  (17,847,022)
  Interest paid                                      (6,373,350)   (6,308,750)   (4,341,747)
  Cash paid to suppliers and employees               (8,020,426)   (7,084,208)   (7,732,757)
  Income taxes paid                                  (1,941,421)   (1,404,520)   (1,201,342)
                                                     -----------   -----------   ----------
    Net cash provided by operating activities         4,143,757     3,589,561    16,971,141
                                                     -----------   ----------       -------
Cash flows used in investing activities:
  Purchases of securities held to maturity          (22,899,227)  (17,362,828)  (28,049,573)
  Proceeds from maturities of securities
    held to maturity                                 14,056,633    13,194,982     4,004,738
  Purchase of securities held for sale              (14,347,861)       ---      (12,824,946)
  Proceeds from sales of securities held for
    sale                                              3,507,742        ---       13,047,576
  Proceeds from maturities of securities held
    for sale                                          6,257,701      3,434,457   13,219,324
  Net change in federal funds sold                    5,400,000    (10,600,000)  (3,000,000)
  Net change in loans and other real estate
   owned                                             (3,446,092)    (4,689,293)  (7,769,209)
  Proceeds from sales of other real estate
    owned                                               100,000        178,700      316,350
  Acquisition of premises and equipment                (488,905)      (589,533)    (754,005)
                                                     -----------     ----------   ---------
  Net cash used in investing activities             (11,860,009)   (16,433,515) (21,809,745)
                                                     ----------     ----------   ----------
Cash flows from financing activities:
  Net change in deposits                             10,142,004     20,176,879    1,363,921
  Net change in securities sold under
    repurchase agreements                             3,164,724      4,249,163    3,422,141
  Net change in federal funds purchased              (1,000,000)    (9,000,000)       ---
  Purchase of treasury stock                         (2,318,985)        (2,865)    (992,826)
  Reissuance of treasury stock                          236,117        111,444      891,138
  Dividends paid                                       (784,487)      (722,606)    (647,835)
                                                     ----------     ----------   ----------
Net cash provided by financing activities             9,439,373     13,912,015    4,036,539
                                                     ----------     -----------  ----------
Net increase (decrease) in cash and due from banks    1,723,121      1,068,061     (802,065)
Cash and due from banks at beginning of year         12,668,446     11,600,385   12,402,450
                                                     ----------     ----------   ----------
Cash and due from banks at end of year              $14,391,567    $12,668,446  $11,600,385
                                                     ==========     ==========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 1996, 1995 and 1994 (Continued)
Reconciliation of Net Income to Net Cash Provided by Operating Activities
                                                    1996           1995           1994
                                                    ----           ----           ----
Net income                                     $  3,152,098   $  2,643,877   $  2,105,433
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  (Increase) decrease in mortgage loans held
    for sale                                       (164,784)      (787,488)   (13,612,894)
  Premium on sale of mortgages                      325,139        366,900        369,172
  Depreciation and amortization                     839,476)       747,822        818,632
  Provision for possible loan losses                  ---          120,000        300,000
  Write-down of OREO properties                       ---            ---           21,870
  Deferred income taxes                              25,581        176,043        139,324
  Increase (decrease) in other liabilities         (230,258)       441,387       (253,490)
  Increase in taxes payable                          85,239        275,029          5,759
  Increase (decrease) in interest payable            (5,592)       (24,000)       183,811
  (Increase) decrease in other assets, net           74,150       (191,521)       (57,400)
  (Increase) decrease in interest receivable         42,708       (178,488)      (274,864)
                                                -----------    -----------    -----------
                       Total adjustments            991,659        945,684     14,865,708
                                                -----------    -----------    -----------
Net cash provided by operating activities      $  4,143,757   $  3,589,561   $ 16,971,141
                                                ===========    ===========    ===========

Supplemental Disclosure:
  Loans transferred to OREO totalled $998,708, $182,958 and $742,136 for the years ended
  December 31, 1996, 1995 and 1994, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1.  Significant Accounting Policies

Basis of consolidation

The accompanying consolidated financial statements include the accounts of Community Bancorp, Inc. (the "Company"), a Massachusetts corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and its wholly-owned subsidiary, Hudson National Bank (the "Bank"), a national banking association. The Company also formed Community Securities Corporation, a wholly-owned subsidiary of the Bank. All inter-company balances and transactions have been eliminated in consolidation.

At present, the Company conducts no activities independent of the Bank. The Bank has eight offices and is engaged in substantially all of the business operations normally conducted by an independent commercial bank in Massachusetts. Banking services offered include the acceptance of checking, savings, and time deposits, and the making of commercial, real estate, installment and other loans. The Bank also offers official checks, safe deposit boxes, and other customary banking services to its customers.

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

  Buildings................30 to 40 years
  Buildings and leasehold
   improvements.............5 to 25 years
  Furniture and equipment...3 to 10 years

Cash and due from banks

Included in cash and due from banks as of December 31, 1996 and 1995 is approximately $4,527,000 and $3,313,000, respectively, that is subject to Federal Reserve withdrawal restrictions.

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

Effective January 1, 1995, the Company adopted Financial Accounting Standards Board Statement No 114, "Accounting by Creditors for Impairment of a Loan" (SFAS No. 114). Under the standard, the allowance for possible loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for possible loan losses related to these loans was based on undiscounted cash flows or the fair market value of the collateral for collateral dependent loans.

For purposes of this Statement, a loan is considered to be impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Financial Accounting Standards Board also issued SFAS No. 118, which amended SFAS No. 114 by allowing creditors to use their existing methods of recognizing interest income on impaired loans.

The Company determined, after reviewing its credit quality monitoring policies and procedures and an analysis of the loan portfolio, that loans recognized by the Company as nonaccrual and restructured troubled debt are equivalent to "impaired" loans as defined by SFAS No. 114. The Company also determined that the allowance for possible loan losses did not require an additional loan loss provision as a result of the adoption of this Statement.

Total impaired loans at December 31, 1996 and 1995 that required a related allowance were $373,318 and $214,131, respectively, and the allowance allocated to such loans was $120,000 and $35,000, respectively. In addition, at December 31, 1996 and 1995, the Company had impaired loans of $523,191 and $1,436,214, respectively, that did not require a related allowance. Interest payments on impaired loans are recorded as principal reductions if the remaining loan balance is not expected to be repaid in full. If full collection of the remaining loan balance is expected, interest payments are recognized as interest income on a cash basis. Impaired loans averaged $1,457,388 and $1,010,296 during 1996 and 1995, respectively. The Company recorded interest income on impaired loans of $42,238 during 1996 and $108,279 during 1995.

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

Long-lived assets

Effective January 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" (SFAS No.
121). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Statement also requires that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of the carrying amount or fair value less cost to sell. The adoption of SFAS No. 121 by the Company had no impact on the results of its operations or financial condition.

Loan sales and loans held for sale

Gains and losses on sales of mortgage loans are recognized at the time of sale based on the difference between the selling price and the carrying value of the related loans sold. The gains and losses are increased or decreased by the present value of the difference (generally referred to as "excess servicing)" between the interest rate on the loans sold, adjusted for a normal servicing fee and, in the case of mortgage-backed securities, a guaranty fee, and the agreed-upon yield to the buyer. The present value is computed over the estimated life of the loans sold, taking into account scheduled payments and estimated prepayments. At December 31, 1996 and 1995, loans held for sale totalled $1,222,165 and $1,057,381, respectively.

Effective January 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 122, "Accounting for Mortgage Servicing Rights" (SFAS No. 122). SFAS No. 122, as amended by SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", requires the capitalization of the rights to service mortgage loans for others. In addition, capitalized mortgage servicing rights are required to be assessed for impairment based on the fair value of those rights. The Company adopted SFAS No. 122 on a prospective basis and, as a result, recorded an incremental gain of $46,849 on the sale of mortgage loans with servicing rights retained during 1996.

Revenue recognition

Interest on loans, securities and other earning assets is accrued and credited to operations based on contractual rates and principal amounts outstanding. Nonrefundable loan fees and certain related costs are deferred and recognized as income over the life of the loan as an adjustment of the yield.

It is the policy of the Company to discontinue the accrual of interest on loans when, in the judgement of management, the ultimate collectibility of principal or interest becomes doubtful. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior years is charged to the allowance for possible loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest. Otherwise, interest income is subsequently recognized only to the extent cash payments are received.

Reclassifications

Certain amounts in prior year's financial statements have been reclassified to be consistent with the current year's presentation. The reclassifications have no effect on net income.

2.  Securities

The book and estimated market values of securities at December 31, 1996 and 1995 were as follows:

                                                           1996
                               --------------------------------------------------------
                                                Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  to Maturity                    Cost           Gains           Losses            Value
  ---------------                ---------      ----------      ----------        -----
U.S. Government obligations    $  6,040,283  $     3,747     $    26,831     $  6,017,199
U.S. Government agencies
  and corporations               12,018,820        9,233          90,914       11,937,139
Obligations of states and
  political subdivisions          4,141,216          595           8,113        4,133,698
Mortgage-backed securities       36,628,562       80,802         485,051       36,224,313
                                -----------   ----------      ----------      -----------
                               $ 58,828,881  $    94,377     $   610,909     $ 58,312,349
                                ===========   ==========      ==========      ===========

                                                Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  Available for Sale             Cost           Gains           Losses            Value
  ------------------             ---------      ----------      ----------        -----
U.S. Government obligations    $  9,920,585  $    44,377     $     3,866     $  9,961,096
U.S. Government agencies
 and corporations                 4,989,529        ---            27,652        4,961,877
Mortgage-backed securities       13,463,117       83,447         112,686       13,433,878
Other securities                    888,156        ---             ---            888,156
                                -----------   ----------      ----------      -----------
                               $ 29,261,387  $   127,824     $   144,204     $ 29,245,007
                                ===========   ==========      ==========      ===========

                                                           1995
                               --------------------------------------------------------
                                                Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  to Maturity                    Cost           Gains           Losses            Value
  ---------------                ---------      ----------      ----------        -----
U.S. Government obligations    $  9,104,865  $    16,179     $    20,366     $  9,100,678
U.S. Government agencies
  and corporations               12,545,065        ---            23,350       12,521,715
Obligations of states and
  political subdivisions          1,940,710        ---             ---          1,940,710
Mortgage-backed securities       26,346,565       96,131         260,577       26,182,119
                                -----------   ----------      ----------      -----------
                               $ 49,937,205  $   112,310     $   304,293     $ 49,745,222
                                ===========   ==========      ==========      ===========

                                                Gross           Gross
  Securities                     Amortized      Unrealized      Unrealized        Fair
  Available for Sale             Cost           Gains           Losses            Value
  ------------------             ---------      ----------      ----------        -----
U.S. Government obligations    $  8,056,639  $    20,172     $    21,501     $  8,055,310
U.S. Government agencies and
corporations                      2,021,784         ---            5,676        2,016,108
Mortgage-backed securities       13,761,475       61,673         104,096       13,719,052
Other securities                    888,154         ---            ---            888,154
                                -----------   ----------      ----------      -----------
                               $ 24,728,052  $    81,845     $   131,273     $ 24,678,624
                                ===========   ==========      ==========      ===========


The book and estimated market value of securities at December 31, 1996 by contractual maturity are shown in the following table. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              Securities Held to Maturity      Securities Available for Sale
                              ---------------------------      -----------------------------
                                 Amortized         Fair           Amortized        Fair
                                 Cost              Value          Cost             Value
                                 ---------         -----          ---------        -----
Within one year                $ 5,770,949    $ 5,748,153       $ 4,005,378    $ 4,008,282
One to five years               13,973,407     13,891,438         7,919,579      7,951,252
Five to ten years                   ---            ---            2,985,157      2,963,439
Ten to fifteen years             2,455,963      2,448,445             ---            ---
Mortgage-backed securities      36,628,562     36,224,313        13,463,117     13,433,878
Other securities                    ---            ---              888,156        888,156
                                -----------    ----------        ----------     ----------
                               $58,828,881    $58,312,349       $29,261,387    $29,245,007
                                ==========     ===========       ==========     ==========

Securities with a book value of $25,861,000 and $22,085,000 at December 31, 1996 and 1995, respectively, were pledged to secure public funds on deposit and for other purposes.

Proceeds from sales, purchases, and maturities of securities available for sale during 1996 were $3,507,742, $14,347,861, and $6,257,701, respectively.
Gross realized losses on sales of securities during 1996 were $9,460. There were no sales of securities in 1995. Realized gains or losses on sales of securities were determined by specific identification.

3.  Loans

The composition of the loan portfolio at December 31, 1996 and 1995 was as follows:

                                     1996              1995
                                     ----              ----
Commercial and industrial       $ 17,227,165      $ 13,783,644
Real estate - residential         51,012,087        52,036,183
Real estate - commercial          45,104,891        44,983,032
Real estate - residential
  construction                     4,833,291         3,903,267
Loans to individuals              13,221,415        13,177,862
Other                                171,581           188,073
                                 -----------       -----------
              Total loans       $131,570,430      $128,072,061
                                 ===========       ===========

Substantially all of the Company's loan portfolio is collateralized by assets in the New England region, especially central Massachusetts. The Company generally requires collateral when extending credit and, with respect to loans secured by real estate, Company policy requires appropriate appraisals and repayment sources.

At December 31, 1996 and 1995, accruing loans 90 days or more past due totalled $370,223 and $159,922, respectively, and nonaccruing loans totalled $896,509 and $1,650,345, respectively. There were no troubled debt restructurings at December 31, 1996 or 1995. The reduction of interest income associated with nonaccrual and restructured loans for the years ended December 31, 1996, 1995 and 1994 was as follows:

                                         1996         1995         1994
                                         ----         ----         ----
Interest income per original terms    $ 220,029    $ 211,348    $ 357,774
Income recognized                        42,411      103,069      216,280
                                       --------     --------     --------
Foregone interest income              $ 177,618    $ 108,279    $ 141,494
                                       ========     ========     ========

4.  Allowance for Possible Loan Losses

Activity in the allowance for possible loan losses for the years ended December 31, 1996, 1995 and 1994 was as follows:


Balance, December 31, 1993                  $3,910,195
Provision for possible losses                  300,000
Charge-offs                                   (838,955)
Recoveries                                     332,230
                                             ---------
Balance, December 31, 1994                   3,703,470
Provision for possible losses                  120,000
Charge-offs                                   (629,306)
Recoveries                                     260,934
                                             ---------
Balance, December 31, 1995                   3,455,098
Provision for possible losses                    ---
Charge-offs                                   (230,545)
Recoveries                                     257,152
                                             ---------
Balance, December 31, 1996                  $3,481,705
                                             =========


5.  Premises and Equipment

The composition of premises and equipment at December 31, 1996 and 1995 was as follows:

                                                   1996              1995
                                                   ----              ----
Premises                                       $ 5,046,199       $ 5,023,261
Equipment                                        3,097,098         2,861,731
                                                ----------        ----------
                                                 8,143,297         7,884,992
Less accumulated depreciation and
  amortization                                   3,295,095         2,758,909
                                                ----------        ----------
                                               $ 4,848,202       $ 5,126,083
                                                ==========        ==========

Total depreciation and amortization expense for the years ended December 31, 1996, 1995 and 1994 was $746,120, $668,526 and $598,018, respectively, and is included in data processing, occupancy and furniture and equipment expense.

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

Pursuant to the second transaction, which was consummated on May 6, 1994, the Company purchased 220,628 additional shares of common stock from certain existing stockholders at a price of $4.50 per share. The Company received a fairness opinion indicating that such purchase price was fair to the Company from a financial point of view. The total purchase price paid by the Company in the second transaction was $992,826. Shares acquired by the Company in both the initial and the second transaction were accounted for as treasury stock under the cost method. During 1994, the Company re-issued 162,164 shares of acquired stock, providing net proceeds of $891,138 after deducting applicable expenses.

On August 15, 1996, the Company implemented an Offer to Purchase up to 222,222 shares of its outstanding common stock at a price of $9.00 per share. The Offer expired on September 13, 1996, with 257,665 shares tendered. As provided in the Offer, the Company increased the number of shares sought in the Offer by approximately 1.1% of the outstanding shares and purchased all 257,665 shares tendered under the offer. There was no proration of shares. Shares acquired by the Company were accounted for as treasury stock under the cost method. As a result of the repurchase of shares, the Company's capital was reduced by $2,318,985.

7.  Income Taxes

The components of income tax expense for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                     1996           1995           1994
                                     ----           ----           ----
Current:
  Federal                       $ 1,508,248    $ 1,160,210    $   817,474
  State                             492,831        343,296        250,303
                                 ----------     ----------     ----------
    Total current                 2,001,079      1,503,506      1,067,777
                                 ----------     ----------     ----------
(Prepaid)/Deferred:
  Federal                             6,430        114,195        194,508
  State                              19,151         61,848        (55,184)
                                 ----------     ----------     ----------
    Total (prepaid)/deferred         25,581        176,043        139,324
                                 ----------     ----------     ----------
    Total                       $ 2,026,660    $ 1,679,549    $ 1,207,101
                                 ==========     ==========     ==========

The difference between the income tax provision computed by applying the statutory federal income tax rate of 34% to income before income taxes and the cumulative effect of a change in accounting principle and the actual income tax provision is summarized as follows:

                                     1996            1995           1994
                                     ----            ----           ----
Income tax expense
  at statutory rates            $ 1,760,833     $ 1,469,965    $ 1,126,262
State income taxes, net of
  federal income tax benefit        337,908         267,395        207,978
Tax-exempt interest                 (69,794)        (71,828)       (62,953)
Reversal of valuation allowance       ---             ---          (80,000)
Other, net                           (2,287)         14,017         15,814
                                  -----------    ----------     ----------
                                 $ 2,026,660    $ 1,679,549    $ 1,207,101
                                  ==========     ==========     ==========

The Company has recorded a net deferred tax asset of $756,290. Realization is dependent on the generation of sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that the full amount of the net deferred tax asset will be realized. However, the amount realizable could be reduced if estimates of future taxable income are reduced.

At December 31, 1996 and 1995, the Company's net deferred tax asset, as presented in the accompanying consolidated balance sheets, consisted of the following components:

                                                   1996             1995
                                                   ----             ----
Gross deferred tax asset:
  Provision for possible loan losses           $  909,466       $  921,209
  Employee benefits and other
    compensation arrangements                     334 663          325,975
  OREO write-downs                                 20,732           21,000
  Other                                            30,319           29,066
                                                ---------        ---------
                                                1,295,180        1,297,250

Gross deferred tax liability:
  Amortization of intangible assets                 ---            (30,529)
  Accelerated tax depreciation                   (390,932)        (350,807)
  Other                                          (147,958)        (121,060)
                                                ---------        ---------
                                                 (538,890)        (502,396)
                                                ---------        ---------
Net deferred tax asset                         $  756,290       $  794,854
                                                =========        =========

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

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1996 and 1995:

                                                     1996            1995
                                                     ----            ----
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including
    vested benefits of $1,597,121 ($1,422,106
      in 1995)                                   $(1,678,366)    $(1,497,943)
                                                   =========       =========
  Projected benefit obligation for service
    rendered to date                             $(2,732,471)    $(2,443,171)
  Plan assets at fair value (funds held in
    mutual funds, Community Bancorp, Inc.
    stock and deposit accounts at
    Hudson National Bank)                          2,277,087       1,514,977
                                                  ----------      ----------
  Funded status of plan                             (455,384)       (928,194)
  Prior service cost not yet recognized
    in net periodic pension cost                      13,796          15,176
  Unrecognized net asset at transition
    being recognized over 17 years                   (62,675)        (71,629)
  Unrecognized net loss from past experience
     different from that assumed                     401,786         547,906
                                                  ----------      ----------
  Accrued pension cost                           $  (102,477)    $  (436,741)
                                                  ==========      ==========

Net periodic pension cost for the years ended December 31, 1996, 1995 and 1994 included the following components:

                                     1996           1995           1994
                                     ----           ----           ----
Service cost-benefits earned
  during the period             $   210,421    $   174,826    $   208,151
Interest cost on projected
  benefit obligation                179,213        149,673        149,088
Actual return on plan assets       (210,676)      (209,069)        98,961
Adjustment to reflect amount
  expensed by plan sponsor            ---            ---           (1,000)
Net amortization and deferral        90,728        103,634       (204,260)
                                 ----------     ----------     ----------
Net periodic pension cost       $   269,686    $   219,064    $   250,940
                                 ==========     ==========     ==========

The weighted-average discount rate and annual rate of increase in the future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5.5% at December 31, 1996 and 1995, respectively. The expected annual long-term rate of return on assets was 8.0% for the years ended December 31, 1996 and 1995.

The Company has an Employee Stock Ownership Plan (ESOP) that enables eligible employees to own common stock. A cash contribution of $70,000 was made to the ESOP in 1996. No cash contributions were made to the ESOP in 1995 or 1994.

The Company implemented a 401(k) plan in 1989, covering all eligible employees. Compensation expense recorded in 1996, 1995 and 1994 related to this plan was approximately $61,400, $22,800 and $26,900, respectively.

9.  Commitments

The Company leases branch offices and equipment under noncancelable agreements expiring at various dates through 2001 that require various minimum annual rentals. The total future minimum rental commitments at December 31, 1996 aggregate $435,936. Rental commitments for each of the next five fiscal years and thereafter are as follows:

    1997        158,837
    1998         88,674
    1999         62,039
    2000         42,962
    2001         41,712
    Thereafter   41,712

Rental expense totalled approximately $149,000, $146,000 and $146,000, for 1996, 1995 and 1994, respectively.

10.  Loans to Related Parties

The schedule below discloses indebtedness of certain parties related to the
Company:

          Balance                                           Balance
          January 1       New Loans         Repayments      December 31
          ----------      ---------         ----------      -----------
1995     $ 5,684,454     $1,707,252         $2,479,504      $ 4,912,202
1996     $ 4,912,202     $  319,636         $3,194,000      $ 2,037,838


These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

11.  Deposits

Deposits consisted of the following at December 31, 1996 and 1995:

                                                    1996              1995
                                                    ----              ----
Demand deposits                                $ 51,358,151       $ 42,074,618
Money-market and Flex Value deposits             28,306,881         26,791,018
NOW deposits                                     23,217,898         20,977,338
Cash management investment deposits              13,007,808          5,773,655
Savings deposit                                  33,304,686         33,180,044
Time certificates of deposit in
  denominations of $100,000 or more              19,144,157         14,360,287
Other time deposits                              48,842,288         43,706,026
                                                -----------        -----------
                                               $217,181,869       $186,862,986
                                                ===========        ===========

12.  Condensed Financial Information of Community Bancorp, Inc.

The following discloses certain parent-company-only financial information at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996:

Balance Sheets
                                                    1996             1995
                                                    ----             ----
Assets:
  Cash and cash equivalents                    $    122,186     $    594,056
  Investment in subsidiary, at equity            19,696,253       18,929,479
  Other assets                                      216,534          189,536
                                                 ----------       ----------
               Total assets                    $ 20,034,973     $ 19,713,071
                                                 ==========       ==========
Liabilities and stockholders' equity:
  Other liabilities                            $    193,839     $    172,398
                                                 ----------       ----------
               Total liabilities                    193,839          172,398
Stockholders' equity:
  Preferred stock, $2.50 par value,
    100,000 shares authorized, none
      issued or outstanding
  Common stock, $2.50 par value,
    4,000,000 shares authorized, 3,199,218
      shares issued, 2,935,012 shares
      outstanding, (3,158,946  shares
      outstanding at December 31, 1995)           7,998,045        7,998,045

  Surplus                                           374,580          290,253
  Undivided profits                              13,826,958       11,463,544
  Treasury stock                                 (2,348,419)        (181,224)
  Unrealized losses on securities
    available for sale, net of taxes                (10,030)         (29,945)
                                                 ----------       ----------
      Total stockholders' equity                 19,841,134       19,540,673
                                                 ----------       ----------
      Total liabilities and stockholders'
        equity                                  $20,034,973      $19,713,071
                                                 ==========       ==========

Statements of Income
                                          Years ended December 31,
                                ------------------------------------------
                                     1996          1995            1994
                                     ----          ----            ----
Income:
  Dividends from subsidiary
    bank                        $  2,407,668   $    737,101   $    666,190
  Other income                       322,048        307,939        288,806
                                 -----------    -----------     ----------
               Total income        2,729,716      1,045,040        954,996
                                 -----------    -----------     ----------
Expenses:
  Other                              324,478        299,756        285,821
                                 -----------    -----------     ----------
               Total expenses        324,478        299,756        285,821
                                 -----------    -----------     ----------
Income before undistributed net
  income of subsidiary bank        2,405,238        745,284        669,175
Equity in undistributed net
  income  of subsidiary bank         746,860      1,898,593      1,436,258
                                 -----------    -----------     ----------
               Net income       $  3,152,098   $  2,643,877   $  2,105,433
                                 ===========    ===========    ===========

Statements of Cash Flows
                                             Years ended December 31,
                                   -----------------------------------------
                                       1996          1995            1994
                                       ----          ----            ----
Cash flows from operating
  activities:
    Net income                    $  3,152,098   $  2,643,877   $  2,105,433
    Adjustments to reconcile net
      income to net cash
      provided by operating
      activities:
        Equity in undistributed
          net income of subsidiary
            bank                      (746,860)    (1,898,593)    (1,436,258)
        Increase in other assets       (26,997)        (1,718)       (22,289)
        Increase (decrease) in
           other liabilities            21,441         (1,685)        21,273
                                    ----------     ----------     ----------
             Total adjustments        (752,416)    (1,901,996)    (1,437,274)
                                    ----------     ----------     ----------
       Net cash provided by
          operating activities       2,399,682        741,881        668,159
                                    ----------     ----------     ----------
Cash flows from financing
  activities:
    Purchase of treasury stock      (2,318,985)        (2,865)      (992,826)
    Reissuance of treasury stock       236,117        111,444        891,138
    Dividends declared                (788,684)      (737,101)      (666,190)
                                    ----------     ----------     ----------
        Net cash used in
          financing activities      (2,871,552)      (628,522)      (767,878)
                                   ----------     ----------     ----------
        Net increase (decrease) in
          cash and cash equivalents   (471,870)       113,359        (99,719)
Cash and cash equivalents
  at beginning of year                 594,056        480,697        580,416
                                    ----------     ----------     ----------
Cash and cash equivalents
  at end of year                  $    122,186   $    594,056   $    480,697
                                    ==========     ==========     ==========

Cash and cash equivalents consist of a money market demand deposit account on deposit with the subsidiary bank.

The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. During 1997, Hudson National Bank can, under this formula, declare dividends to Community Bancorp, Inc. of approximately $4,264,000, plus an additional amount equal to the Bank's net profit for 1997, up to the date of any such dividend declaration, without the approval of the Comptroller of the Currency.

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

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1996 and 1995 was as follows:

                                                  1996             1995
                                                  ----             ----
Commitments to extend credit:
  Fixed-rate (6.99% to 12.00%)               $    703,687     $    465,582
  Adjustable rate                              31,820,455       28,212,387

Standby letters of credit                    $    742,338     $    704,368
                                              ===========      ===========

Commitments to extend credit on a fixed-rate basis expose the Company to a certain amount of interest rate risk if market rates of interest substantially increase during the commitment period.

The Company has also sold mortgage loans with recourse in the event of the default of the borrower. Loans sold with recourse are accounted for as sales in the accompanying financial statements, with provisions made for anticipated losses under the recourse provisions. At December 31, 1996 and 1995, the outstanding balance of such mortgages totalled approximately $421,000 and $434,000, respectively.

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

The activity in the excess servicing asset is summarized as follows:

                                                 Years ended December 31,
                                             ------------------------------
                                                  1996              1995
                                                  ----              ----
Balance, beginning of period                 $    838,841      $  1,205,742
Additions, related to current
  year loan sales                                   ---               ---
Amortization                                     (325,138)         (366,901)
                                              -----------       -----------
Balance, end of period                       $    513,703      $    838,841
                                              ===========       ===========

At December 31, 1996 and 1995, the Company was servicing mortgage loans for others of approximately $127,258,000 and $135,518,000, respectively.

15.  Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 1996 and 1995, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Bank must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios at December 31, 1996 are presented in the following table (dollars are in thousands):

                                                                To Be Well Capitalized
                                              For Capital       Under Prompt Corrective
                            Actual          Adequacy Purposes      Action Provisions
                        ---------------     -----------------   -----------------------
                        Amount    Ratio     Amount      Ratio       Amount      Ratio
                        ------    -----     ------      -----       ------      -----
Company (consolidated):
  Total capital
  (to risk-weighted                                   >
  assets)               $21,644   15.27%    $11,341   -  8.0%        N/A         N/A

  Tier 1 capital
  (to risk-weighted                                   >
  assets)                19,851   14.00%      5,670   -  4.0%        N/A         N/A


  Tier 1 capital                                      >
  (to average assets)    19,851    8.06%      9,852   -  4.0%        N/A         N/A

Bank:
  Total capital
  (to risk-weighted                                   >                       >
  assets)               $21,499   15.17%    $11,341   -  8.0%      $14,176    -  10.0%

  Tier 1 capital
  (to risk-weighted                                   >                       >
  assets)                19,706   13.90%      5,670   -  4.0%        8,506    -   6.0%

  Tier 1 capital                                      >                       >
  (to average assets)    19,706    8.00%      9,852   -  4.0%       12,316    -   5.0%


16.  Disclosures about Fair Value of Financial Instruments

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

Values not determined: SFAS No. 107 excludes certain financial instruments from its disclosure requirements, including real estate included in banking premises and equipment, the intangible value of the Bank's portfolio of loans serviced (both for itself and for others) and related servicing network and the intangible value inherent in the Bank's deposit relationships (i.e. core deposits) among others. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The carrying amount and estimated fair values of the Bank's financial instruments at December 31, 1996 and 1995 are as follows:

                                                            1996
                                               -----------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and cash equivalents                    $ 25,691,567      $ 25,691,567
  Securities                                     88,073,888        87,557,356
  Loans, including held for sale, net           128,088,725       132,035,766


Financial instrument liabilities:
  Deposits                                      217,181,869       216,345,523
  Short-term borrowings                          11,454,687        11,454,687

                                                            1995
                                               ------------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and cash equivalents                    $ 29,368,446      $ 29,368,446
  Securities                                     74,615,829        74,423,848
  Loans, including held for sale, net           124,616,963       128,494,633

Financial instrument liabilities:
  Deposits                                      207,039,865       206,194,823
  Short-term borrowings                           9,289,963         9,289,963


Report of Independent Public Accountants
----------------------------------------

To the Board of Directors and Stockholders of Community Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Community Bancorp, Inc. (a Massachusetts corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the three years ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Boston, Massachusetts
January 23, 1997

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

The Company recorded net income of $3,152,098 for the year ended December 31, 1996, representing an increase of $508,221 over $2,643,877 recorded in 1995. Earnings per share of $1.01 for the current period compared to $.84 for the year ended December 31, 1995. The improvement in net income resulted primarily from an increase in net interest income and noninterest income, and reductions in the provision for possible loan losses and FDIC insurance premiums during 1996.

Deposits of $217,181,869 at December 31, 1996 increased by $10,142,004 or 4.9% from $207,039,865 at December 31, 1995. The increase occurred primarily in noninterest bearing categories and secondarily in interest bearing categories.

Loans of $131,570,430 at December 31, 1996 increased by $3,498,369 or 2.7%
from $128,072,061 at December 31, 1995. The increase occurred in the commercial and consumer loan categories. Noncurrent loans (nonaccrual loans and loans 90 days or more past due but still accruing) totaled $1,266,732 and $1,810,267 at December 31, 1996 and 1995, respectively. There were no accruing troubled debt restructurings at December 31, 1996 or 1995. Other real estate owned of $25,000 at December 31, 1996 was unchanged from December 31, 1995.

Assets of $250,002,458 at December 31, 1996 represented a $12,421,662 or 5.2%
increase over $237,580,796 at December 31, 1995.

1996 Compared to 1995

Interest income for the year ended December 31, 1996 was $17,761,102, representing an increase of $843,478 or 5.0% over $16,917,624 for the year ended December 31, 1995, primarily due to a $16,551,450 or 8.1% increase in average earning assets during 1996, partially offset by slightly lower interest rates as compared to 1995. The weighted average taxable equivalent yield on net earning assets was 8.06% and 8.30% in 1996 and 1995, respectively. Interest expense of $6,367,758 in 1996 represented an increase of $83,008 or 1.3% from $6,284,750 in 1995, primarily due to an $9,865,224 or
6.0% increase in interest bearing liabilities during 1996, partially offset by slightly lower interest rates as compared to 1995 The weighted average cost of interest bearing liabilities was 3.68% in 1996 and 3.85% in 1995.
Net interest income for 1996 was $11,393,344, representing an increase of $760,470 or 7.2% compared to $10,632,874 recorded in 1995.

Noninterest income for the year ended December 31, 1996 was $2,415,058, representing an increase of $331,094 or 15.9% from $2,083,964 in 1995. This increase resulted primarily from increases in merchant credit card processing, service charge income, other charges, commissions and fees, gains on sales of loans and other income, slightly offset by an increase in losses on sales of securities.

Noninterest expense for the year ended December 31, 1996 of $8,629,644 represented an increase of $356,232 or 4.3% from $8,273,412 recorded during 1995. This increase was primarily the result of increases in salaries and employee benefits, data processing, furniture and equipment, credit card processing, OREO carrying costs and other expense, partially offset by reductions in occupancy expense and FDIC insurance premiums. As a result of the recapitalization of the FDIC Bank Insurance Fund (BIF) during 1995, the FDIC established deposit insurance premiums of $500 per quarter in 1996 for well capitalized banks. This resulted in a significant savings by Hudson National Bank.

The provision for possible loan losses for 1996 was $0, representing a $120,000 or 100.0% decrease from $120,000 in 1995. This decrease was the result of management's continuing evaluation of the adequacy of the allowance for possible loan losses and its belief that the allowance is adequate. Management will continue its ongoing assessment of the adequacy of the allowance for possible loan losses during 1997 and may adjust the provision for possible loan losses if necessary.

Income tax expense of $2,026,660 for the year ended December 31, 1996 compared to $1,679,549 for 1995, the result of an increase in taxable income during the current period.

Net income of $3,152,098 for the year ended December 31, 1996 represented an increase of $508,221 or 19.2% over $2,543,877 recorded in 1995. The foregoing discussion summarized the primary components of this increase in earnings.

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

Allowance for Possible Loan Losses

The allowance for possible loan losses is maintained at a level believed by management to be adequate to absorb potential losses in the loan portfolio. Management's methodology in determining the adequacy of the allowance considers specific credit reviews, past loan loss experience, current economic conditions and trends, known and inherent risks in the loan portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral and the volume, growth and composition of the loan portfolio. Each loan on the Company's internal Watch List is evaluated periodically to estimate potential loss. For loans with potential losses, the bank sets aside or allocates a portion of the allowance against such potential losses. For the remainder of the loan portfolio, unallocated allowance amounts are determined based on judgements regarding the type of loan, economic conditions and trends, potential exposure to loss and other factors. When specific loans, or portions thereof, are deemed to be uncollectible, those amounts are charged off against the allowance. Subsequent recoveries, if any, are credited to the allowance. At December
31, 1996 the allowance was $3,481,705, representing 2.6% of total loans, compared to $3,455,098, representing 2.7% of total loans at December 31, 1995.

Securities

The Company's securities portfolio consists of obligations of the U.S. Treasury, U.S. Government sponsored agencies, mortgage backed securities and obligations of municipalities in the Company's market area. These assets are used in part to secure public deposits and as collateral for repurchase agreements. Securities for 1996 averaged $81.2 million, an increase of $9.8 million or 13.7% over $71.4 million for 1995. Proceeds from sales of securities was $3,507,742 in 1996. All mortgage-backed securities in the securities portfolio have been issued by U.S. Government sponsored agencies. Management believes no other-than-temporary impairment has occurred with regard to any security in the securities portfolio. The Company's adequate liquidity position provides the ability to hold all currently owned securities to maturity.

Liquidity and Capital Resources

The Company's principal sources of liquidity are customer deposits, amortization and pay-offs of loan principal and amortization and maturities of securities. These sources provide funds for loan originations, the purchase of securities and other activities. Deposits are considered a relatively stable source of funds. At December 31, 1996, 1995 and 1994, deposits were $217.2 million, $207.0 million and $186.9 million, respectively. Management anticipates that deposits will increase moderately during 1997.

Of the Company's $88.1 million in securities at December 31,1996, $21.4 million or 24.3% mature within one year. As a nationally chartered member of the Federal Reserve System, the Bank has the ability to borrow funds from the Federal Reserve Bank of Boston by pledging certain of its investment securities as collateral. Also, the Bank is a member of the Federal Home Loan Bank which provides additional borrowing opportunities.

On August 15, 1996, the Company implemented an Offer to Purchase up to 222,222 shares of its outstanding shares of common stock at a price of $9.00 per share. The Offer expired at 5:00 P.M. on September 13, 1996, with 257,665 shares tendered. As provided in the Offer, the Company increased the number of shares sought in the Offer by approximately 1.1% of the outstanding shares and purchased all 257,665 shares tendered in the Offer. There was no proration of shares. As a result of the repurchase of the shares, the Company's capital was reduced by $2,318,985.

Bank regulatory authorities have established a capital measurement tool called Tier 1 leverage capital. A 4.00% ratio of Tier 1 leverage capital to assets now constitutes the minimum capital standard for most banking organizations. At December 31, 1996 and 1995, the Company's Tier 1 leverage capital ratio was 7.94% and 8.23%, respectively. Regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% and a minimum ratio of total capital to risk-weighted assets of 8.00%. At December 31, 1996, the Company's Tier 1 and total risk-based capital ratios were 14.00% and 15.27%, respectively. At December 31, 1995 the Company's Tier 1 and total risk-based capital ratios were 14.30% and 15.57%, respectively.
The Bank is categorized as "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (F.D.I.C.I.A.).

Asset/Liability Management and Interest Rate Risk

The Company has an asset/liability management committee which oversees all asset/liability management activities. The committee establishes general guidelines each year and meets regularly to review the Company's operating results, to measure and monitor interest rate risk and to make strategic changes when necessary.

It is the Company's general policy to reasonably match the rate sensitivity of its assets and liabilities in an effort to prudently manage interest rate risk. A common benchmark of this sensitivity is the one year gap position, which is a reflection of the difference between the speed and magnitude of rate changes of interest rate sensitive liabilities as compared with the Bank's ability to adjust the rates of it's interest rate sensitive assets in response to such changes. The Company's positive one-year cumulative gap position at December 31, 1996, which represents the excess of repricing assets versus repricing liabilities, was 3.7% expressed as a percentage of total assets.

The following table presents rate-sensitive assets and rate-sensitive liabilities as of December 31, 1996:


(Dollars in thousands)                               December 31, 1996
                         --------------------------------------------------------------------------
                          1 to 6        7 to 12      1 to 2       2 to 5       Over 5
                          Months        Months       Years        Years        Years          Total
                         ----------   ---------    ----------   ---------    ---------   ----------
RATE-SENSITIVE ASSETS
Federal funds sold       $   11,300   $            $            $            $           $   11,300
Securities                   12,035        9,337       27,888       28,351      10,463       88,074
Adjustable-rate loans        48,765       17,325        9,540       20,795         908       97,333
Fixed-rate loans             11,096        1,962        7,003        7,099       7,077       34,237
                          ---------    ---------    ----------   ----------   --------    ---------
                 Total   $   83,196   $   28,624   $   44,431   $   56,245   $  18,448   $  230,944
                          ---------    ---------    ----------   ---------    --------    ---------

RATE-SENSITIVE LIABILITIES
Demand deposits          $            $            $            $            $  51,358   $   51,358
NOW accounts*                                                                   23,218       23,218
Money market accounts        28,307                                                          28,307
Savings accounts             11,000                                             22,305       33,305
Cash management accounts     13,008                                                          13,008
Certificates of deposit      39,179       18,177        3,913        6,678          39       67,986
Repurchase agreements        11,455                                                          11,455
                          ---------    ---------    ----------   ---------    --------    ---------
                Total    $  102,949   $   18,177   $    3,913   $    6,678   $  96,920   $  228,637
                          ---------    ---------    ----------   ---------    --------    ---------
Gap                      $  (19,753)  $   10,447   $   40,518   $   49,567   $ (78,472)  $    2,307
                          ==========   =========    =========    =========    =========   =========
Cumulative Gap           $  (19,753)  $   (9,306)  $   31,212   $   80,779   $   2,307
                          ==========   =========    =========    =========    =========

Gap as a percent of
  total assets               (7.90%)       4.18%       16.20%       19.83%     (31.39%)

Cumulative gap as a
  percent of total assets    (7.90%)      (3.72)       12.48%       32.31%       0.89%

* Cumulative gap as a
    percent of total
    assets if NOW accounts
    are considered
    immediately
    withdrawable            (17.19%)     (13.00%)       3.20%       23.00%       0.89%

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

David L. Parker
Chairman of the Board of Larkin Lumber Company

Mark Poplin
President and Treasurer of Poplin Supply Company

David W. Webster
President of Knight Fuel Company

Officers:
--------
James A. Langway
President and Chief Executive Officer

Donald R. Hughes, Jr.
Treasurer and Clerk


HUDSON NATIONAL BANK
--------------------

Officers
--------
James A. Langway
President and Chief Executive Officer

Donald R. Hughes, Jr.
Executive Vice President

Robert P. Converse
Auditor

Barbara M. Masciarelli
Administrative Officer

Compliance/Personnel/Legal
--------------------------
Grace L. Blunt, Esq.
Senior Vice President

Retail Banking/Mortgage Division
--------------------------------
Richard K. Bennett
Senior Vice President

Nanci J. Pisani
Vice President

Ana M. Czapkowski
Assistant Vice President

Jane B. Karlson
Assistant Vice President

Elizabeth M. Brooks
Branch Officer

Kristen A. Cappello
Branch Officer

Lynda L. D'Orlando
Mortgage Officer

Cynthia M. Farrah
Marketing Officer

Clark Hooper
Security Officer

M. Jean Mickle
Branch Officer

Lois A. Seymour
Branch Officer

Peter Shinas
Branch Officer

Kathleen E. Texeira
Merchant Plan Officer

Financial Control
-----------------
Robert E. Leist
Senior Vice President

Commercial Banking
------------------
John P. Galvani
Senior View President

Christal M. Bjork
Vice President

Daniel Heney
Assistant Vice President

Peter S. Fletcher
Commercial Loan Officer

Linda Glaser
Commercial Loan Officer

Operations/Data Processing and Electronic Banking
-------------------------------------------------
Janet A. Lyman
Senior Vice President

James P. Vasquezi
Assistant Vice President

Margaret M. Vasquezi
Assistant Vice President


The Company's Securities and Exchange Commission filing on Form 10-K is available to our stockholders upon request.

[A photo of James A. Langway, Dennis F. Murphy, Jr. and Donald R. Hughes, Jr. appears here.]

[The following text appears on the back cover.]

Community Bancorp, Inc.
Parent company of Hudson National Bank

17 Pope Street
Hudson, Massachusetts  01749
Telephone  (508) 568-8321


Hudson National Bank - Branch Offices
-------------------------------------

Hudson Main Office
17 Pope Street
Phone:   (508) 568-8321
Fax:     (508) 562-7129

Hudson South
177  Broad Street
Phone:   (508) 568-8813
Fax:     (508) 568-2610

Acton
270 Great Road
Phone:   (508) 263-8376
Fax:     (508) 266-2610

Concord
1134 Main Street
Phone:   (508) 369-5421
Fax:     (508) 371-6600

Marlborough Center
96 Bolton Street
Phone:  (508) 485-5003
Fax:    (508) 229-4602

Marlborough East
500 Boston Post Road
Phone:  (508) 485-3599
Fax:    (508) 229-4601

Boxborough
629 Massachusetts Avenue
Phone:  (508) 264-9092
Fax:    (508) 266-2600

Stow
159 Great Road
Phone:  (508) 461-1600
Fax:    (508) 461-1610

Loan Center
12 Pope Street, Hudson
Phone:  (508) 568-8321
Fax:    (508) 562-9984

Shaw's Supermarket
Washington Street,  Hudson
(ATM only)

Solomon Pond Mall
Donald Lunch Blvd., Marlborough
(ATM only)

Internet web site:
http://www.hnbank.com

E-mail:
hnb-mail@hnbank.com

Member FDIC
Equal Opportunity Lender