Form 10-K405, Exhibit 13
period 1997-12-31
COMMUNITY BANCORP INC /MA/
filed 1998-03-24
CIK 742170

[Front cover]




                         Community Bancorp, Inc.
                           Annual Report 1997

Selected Consolidated Financial Data
                                         1997          1996          1995          1994          1993
                                         ----          ----          ----          ----          ----
Total assets                         $273,550,527  $250,002,458  $237,580,796  $219,850,767  $214,682,682
Total deposits                        232,788,534   217,181,869   207,039,865   186,862,986   185,499,065
Total net loans                       136,624,294   126,866,560   123,558,839   118,775,581   111,263,480
Allowance for possible loan losses      3,215,559     3,481,705     3,455,098     3,703,470     3,910,195
Total interest income                  19,169,951    17,761,102    16,917,624    14,429,932    14,032,506
Total interest expense                  6,895,222     6,367,758     6,284,750     4,525,558     4,465,379
Net interest income                    12,274,729    11,393,344    10,632,874     9,904,374     9,567,127
Gains (losses) on sales of securities       8,587        (9,460)            0       (29,828)       69,600
Provision for possible loan losses              0             0       120,000       300,000       600,000
Net income                              3,429,859     3,152,098     2,643,877     2,105,433     1,505,158
Earnings per share                           1.17          1.01          0.84          0.67          0.49
Dividends per share                         0.285         0.253         0.234         0.214         0.173


[Five-year bar graphs for the following categories appear in this space. Data for the graphs was obtained from the above table.]

Total Assets (in millions)
Net Income (in millions)
Earnings Per Share (in dollars)
Total Deposits (in millions)
Total Net Loans (in millions)
Net Interest Income (in millions)

                            Table of Contents
                            -----------------

Message to Stockholders and Friends - - - - - - - - - - - -  3

Year in Review  - - - - - - - - - - - - - - - - - - - - - -  5

Consolidated Balance Sheets - - - - - - - - - - - - - - - -  9

Consolidated Statements of Income - - - - - - - - - - - - - 10

Consolidated Statements of Stockholders' Equity - - - - - - 11

Consolidated Statements of Cash Flows - - - - - - - - - - - 12

Notes to Consolidated Financial Statements  - - - - - - - - 14

Report of Independent Public Accountants  - - - - - - - - - 25

Management's Discussion and Analysis of
Financial Condition and Results of Operations - - - - - - - 26

Directors &  Officers - - - - - - - - - - - - - - - - - - - 30

To Our Stockholders and Friends:

On behalf of the Board of Directors, management and staff of Community Bancorp, Inc., we are proud to present you with our 1997 Annual Report. The overall results of operations for the past year are a very positive indication of the Company's continued strength, as we again achieved record earnings. Net income for the year was $3,429,859, compared to $3,152,098 recorded in 1996. Earnings per share of common stock was $1.17, representing a 15.8% increase over $1.01 in the previous year. This continued improvement in earnings was the result of increases in net interest income and noninterest income.

[A photograph of Dennis F. Murphy, Jr., Chairman of the Board, appears here.]

For the first time in its history, the Company achieved a return on assets (ROA) of 1.33% and a return on equity (ROE) of 16.07%, comparing very favorably to peer institutions. As a result of our continued strong earnings during 1997, the Board of Directors increased the cash dividend paid to stockholders in each of the four quarters. Total dividends declared of $.285 per share represented a 12.6% increase over $.253 declared in 1996.

[A photograph of James A. Langway, President and Chief Executive Officer, appears here.]

Sound, conservative, yet innovative banking practices have provided the foundation for Community National Bank to continue to function effectively as a locally-owned, independent bank. That foundation is further strengthened by our continued financial success, as evidenced by the operating results presented in this report. The Bank's consistently strong performance has once again brought us recognition as a "Blue Ribbon" bank by one of the nation's top financial institution rating services.

We continually strive to provide friendly, courteous and professional service to our customers. We also strive to provide our customers with technologically advanced services and delivery systems that an increasing number of them desire every year. Community Bancorp, Inc. is committed to being a leader at providing a full range of diversified financial services with high quality and innovative technology that will expand our customer base and improve the quality of life in the communities we serve. As we have stated in previous letters to our stockholders, we are a community bank. We know our customers and their needs, and we know how to provide the financial services they desire. We believe that is the key to our success.

On behalf of the Board of Directors, management and staff, we thank our stockholders and customers for their continued support. We are looking forward to making 1998 another successful year.

Sincerely,

/s/ James A. Langway                        /s/ Dennis F. Murphy, Jr.
--------------------                        -------------------------
James A. Langway                            Dennis F. Murphy, Jr.
President and Chief Executive Officer       Chairman of the Board

Year in Review

In 1881, three businessmen in Hudson, MA recognized the need for a hometown bank to support the growth of their town. The people of Hudson strongly supported the project and $100,000 in capital was easily raised. A national charter was obtained on January 23, 1882, and the doors of Hudson National Bank were opened for business on March 7 of that year.

[A drawing of the original Hudson National Bank facility appears here.]

Over the years, as the Bank grew and expanded into surrounding cities and towns, it maintained a strong commitment to help individuals, families and businesses grow and prosper. Today, with branch offices in six communities and customers in many more, the Bank continues to succeed by offering competitive products and personal service.

On June 2, 1997, the hometown Bank started a new chapter in its history by changing its name to Community National Bank. This change did not come about in response to a merger or acquisition, nor did it signal a change in direction; rather it is a reflection of the strong commitment of the Bank to the core values that have allowed it to succeed so well for 116 years - a commitment to the community.

[A photograph of a lobby poster announcing the Bank's change of name to Community National Bank appears here.]

Preparations for the name change started in early 1997. A new logo was designed, colors selected, identity standards established and an implementation plan developed. The task carried over into the second quarter when signs, stationery, cards, forms, statements, brochures and checks were all redesigned and printed with the new name. The Bank's web site was also redesigned to reflect the new identity and the URL was changed to http://www.combanc.com. The e-mail address was also changed to cnb-mail@combanc.com. All of these changes were communicated to customers through a newly designed quarterly newsletter.

[Photographs of the Bank's "Flexvalue Checking Package" product brochure and a bilingual services brochure appear here.]

In addition to the name change, a number of activities were undertaken in 1997 to allow the Bank to better serve the needs of the community. A new checking account was introduced to reward customers who maintain multiple deposit accounts with CNB and frequent the Bank's ATMs. With a FlexValue checking account, customers can avoid checking account service charges by either maintaining a specified minimum balance in their checking account or by maintaining a specified total deposit relationship. Savings accounts, Certificates of Deposit and Money Market Deposit Account balances can all be used to offset minimum balance requirements. In addition to unlimited check writing, FlexValue checking account benefits include a number of ATM transactions with a transaction fee, an interest rate bonus on Certificates of Deposit, an interest rate discount on installment loans and other free or discounted services.

The benefits of FlexValue and other CNB services are described in our new bilingual services brochure. This comprehensive brochure provides a description of products and services in both Portuguese and English, and has been well received by the Portuguese community.

In the third quarter, a new off-site ATM was installed at the New England Sports Center in Marlborough. This new location was added to provide greater convenience to CNB customers and to generate fee income from foreign transactions.

Also during the third quarter, CNB entered into a third-party arrangement with Murphy Brokerage, LTD., an affiliate of Murphy Insurance Agency, to offer a variety of insurance products to customers. Investment annuities, long-term care, life and disability insurance are now available to CNB customers at any branch office. The addition of this new product line, along with investment products offered by Barrett and Company, provides CNB customers with choices well beyond those at other area banks.

The Year 2000 issue poses a special challenge to all businesses. CNB recognized that challenge in 1996, when it began researching the impact the millennium date change could have on the Bank. In 1997 an official Year 2000 Committee was created to formalize that process. The Committee's task is to evaluate all systems at the Bank that are computer operated or dependent - such as ATMs, security systems, vaults, elevators, heating and air conditioning, and all communications systems for possible problems when the calendar changes to the Year 2000. The Year 2000 Committee is charged with developing a plan to replace file servers, software and workstations with Year 2000-ready technology, and also to monitor outside vendors with whom the bank interacts to

[A photograph of the Bank's technology training center appears here.]

ensure that any problems that may impact CNB customers will be addressed well in advance of the date change.

A variety of projects are planned for 1998 which will continue to enhance CNB's position as a small community with big bank services. Late in the first quarter of 1998, the Bank will introduce Community Benefit Consulting, Inc. to provide an affordable human resource consulting program for small businesses. An expansion project is being planned for the Boxborough office to provide additional space at the teller line and a drive up window. The corporate identity standards introduced with the new name are to be incorporated into the branch merchandising displays to create a unified brand for all CNB offices. A corporate debit card program will be introduced to meet the purchasing needs of our commercial customers. And, new commercial loan packages are being developed to meet the specified needs of targeted groups of business customers.

[A photograph of the front of the Bank's Boxboro, MA branch office appears here.]

Since 1881, Community National Bank has built its reputation on professionalism, strength and customer service. Today, we compete and hold our own with the biggest and best in our market area. But we maintain one decided advantage: a sense of community.

[A photograph of two of the Bank's Main Office tellers appears here.]

Consolidated Balance Sheets
December 31, 1997 and 1996
                                                           1997           1996
                                                        -----------   -----------
ASSETS
Cash and due from banks                                $ 16,704,667   $ 14,391,567
Federal funds sold                                       14,600,000     11,300,000
Securities available for sale at market value (Note 2)   38,880,166     29,245,007
Securities held to maturity (market value $56,404,323
 in 1997 and $58,312,349 in 1996) (Note 2)               56,304,224     58,828,881
Mortgage loans held for sale                              2,173,322      1,222,165

Loans (Notes 3 and 10)                                  139,839,853    130,348,265
Less allowance for possible loan losses
 (Notes 4 and 13)                                         3,215,559      3,481,705
                                                        -----------    -----------
               Total net loans                          136,624,294    126,866,560
Premises and equipment, net (Note 5)                      4,637,965      4,848,202
Other assets, net (Note 14)                               3,625,889      3,300,076
                                                        -----------    -----------
               Total assets                            $273,550,527   $250,002,458
                                                        ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits (Note 11):
       Noninterest bearing                             $ 55,678,794   $ 51,358,151
       Interest bearing                                 177,109,740    165,823,718
                                                        -----------    -----------
               Total deposits                           232,788,534    217,181,869
                                                        -----------    -----------
Securities sold under repurchase agreements              16,637,064     11,454,687
Other liabilities (Note 8)                                1,688,830      1,524,768
                                                        -----------    -----------
               Total liabilities                        251,114,428    230,161,324
                                                        -----------    -----------
Commitments (Notes 9 and 13)
Stockholders' equity (Note 6):
   Preferred stock, $2.50 par value, 100,000 shares
     authorized, none issued or outstanding
   Common stock, $2.50 par value, 12,000,000 shares
     authorized, (4,000,000 shares authorized at
     December 31, 1996), 3,199,218 shares issued,
     2,926,257 shares outstanding, (2,935,012 shares
     outstanding at December 31, 1996)                    7,998,045      7,998,045
   Surplus                                                  414,120        374,580
   Undivided profits                                     16,418,790     13,826,958
   Treasury stock, 272,961 shares, (264,206 at
     December 31, 1996)                                  (2,529,552)    (2,348,419)
   Unrealized losses on securities available for sale,
     net of taxes (Note 2)                                  134,696        (10,030)
                                                        -----------    -----------
               Total stockholders' equity                22,436,099     19,841,134
                                                        -----------    -----------
               Total liabilities and stockholders'
                equity                                 $273,550,527   $250,002,458
                                                        ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
Years ended December 31, 1997, 1996 and 1995
                                               1997         1996          1995
                                               ----         ----          ----
Interest income:
  Interest and fees on loans              $ 13,138,908   $12,430,327   $12,363,714
  Interest and dividends on securities:
    Taxable interest                         5,181,809     4,565,311     4,003,765
    Nontaxable interest                        325,868       120,553        91,517
    Dividends                                   59,350        54,248        51,651
  Interest on federal funds sold               464,016       590,663       406,977
                                            ----------    ----------    ----------
              Total interest income         19,169,951    17,761,102    16,917,624
                                            ----------    ----------    ----------
Interest expense:
  Interest on deposits                       6,139,134     5,840,445     5,735,554
  Interest on federal funds purchased and
    securities sold under repurchase
    agreements                                 756,088       527,313       549,196
                                            ----------    ----------    ----------
               Total interest expense        6,895,222     6,367,758     6,284,750
                                            ----------    ----------    ----------
Net interest income                         12,274,729    11,393,344    10,632,874
                                            ----------    ----------    ----------
Provision for possible loan losses
  (Note 4)                                           0             0       120,000
                                            ----------    ----------    ----------
Net interest income after provision
  for possible loan losses                  12,274,729    11,393,344    10,512,874
                                            ----------    ----------    ----------
Noninterest income:
  Merchant credit card processing
    assessments                              1,028,404       855,488       690,024
  Service charges                              611,089       612,786       592,002
  Other charges, commissions and fees          883,316       899,481       807,717
  Gains (losses) on sales of loans, net         41,744        21,105       (31,776)
  Gains (losses) on sales of securities, net     8,587        (9,460)            0
  Other                                         81,488        75,399        60,065
                                            ----------    ----------    ----------
              Total noninterest income       2,654,628     2,454,799     2,118,032
                                            ----------    ----------    ----------
Noninterest expense:
  Salaries and employee benefits (Note 8)    4,777,520     4,541,551     4,362,821
  Data processing                              584,125       582,334       478,064
  Occupancy                                    584,484       580,519       610,737
  Furniture and equipment                      409,897       362,453       325,662
  Credit card processing                       891,461       738,227       621,695
  OREO carrying costs (income), net             20,138        51,623        (4,413)
  FDIC insurance premiums                            0         2,000       209,906
  Other                                      2,177,884     1,810,678     1,703,008
                                            ----------    ----------    ----------
               Total noninterest expense     9,445,509     8,669,385     8,307,480
                                            ----------    ----------    ----------
Income before income tax expense             5,483,848     5,178,758     4,323,426
Income tax expense                           2,053,989     2,026,660     1,679,549
                                            ----------    ----------    ----------
Net income                                $  3,429,859   $ 3,152,098   $ 2,643,877
                                             =========    ==========    ==========
Earnings per common share (Note 1)        $       1.17   $      1.01   $      0.84
Weighted average number of shares
  outstanding                                2,940,158     3,113,388     3,148,306
                                            ==========     =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Years ended December 31, 1997, 1996 and 1995
                                     Common                 Undivided      Treasury
                                     Stock       Surplus       Profits     Stock            Other
                                     -----       -------    ----------     --------         -----
Balance, December 31, 1994        7,998,045     263,538     9,556,768      (263,088)      (810,813)
  Net income                                                2,643,877

  Cash dividends declared
   ($.234 per share)                                         (737,101)
  Purchase of 382 shares
    of treasury stock                                                        (2,865)
  Reissuance of 18,574 shares
    of treasury stock                            26,715                      84,729
  Change in unrealized loss
    on securities available
    for sale, net of taxes                                                                 780,868
--------------------------        ---------     -------     ---------     ---------      ---------
Balance, December 31, 1995        7,998,045     290,253    11,463,544      (181,224)       (29,945)
  Net income                                                3,152,098
  Cash dividends declared
   ($.253 per share)                                         (788,684)
  Purchase of 257,665 shares
    of treasury stock                                                    (2,318,985)
  Reissuance of 33,731 shares
    of treasury stock                            84,327                     151,790
Change in unrealized loss
    on securities available
    for sale, net of taxes                                                                  19,915
--------------------------        ---------     -------    ----------       -------        -------
Balance, December 31, 1996        7,998,045     374,580    13,826,958    (2,348,419)       (10,030)
  Net income                                                3,429,859
  Cash dividends declared
    ($.285 per share)                                        (838,027)
  Purchase of 24,301 shares
    of treasury stock (Note 6)                                             (291,612)
  Reissuance of 15,546 shares
    of treasury stock                            39,540                     110,479
  Change in unrealized loss
    on securities available
    for sale, net of taxes                                                                 144,726
--------------------------        ---------     -------    ----------     ---------        -------
Balance, December 31, 1997       $7,998,045    $414,120   $16,418,790   $(2,529,552)      $134,696
                                  =========     =======    ==========     =========        =======

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 1997, 1996 and 1995
                                                        1997          1996          1995
                                                        ----          ----          ----
Cash flows from operating activities:
  Interest received                                $ 18,940,716  $ 17,803,811  $ 16,739,141
  Fees and commissions received                       2,533,938     2,514,788     2,068,486
  Secondary market mortgage sales                    11,422,325    14,737,701     8,899,808
  Origination of mortgage loans for
    secondary market sale                           (12,596,278)  (14,577,346)   (9,320,396)
  Interest paid                                      (6,895,838)   (6,373,350)   (6,308,750)
  Cash paid to suppliers and employees               (8,570,253)   (8,020,426)   (7,084,208)
  Income taxes paid                                  (2,094,290)   (1,941,421)   (1,404,520)
                                                     -----------   -----------   ----------
    Net cash provided by operating activities         2,740,320     4,143,757     3,589,561
                                                     -----------   ----------    ----------
Cash flows used in investing activities:
  Purchases of securities held to maturity          (16,731,111)  (22,899,227)  (17,362,828)
  Purchases of securities available for sale        (17,560,698   (14,347,861)            0
  Maturities and principal repayments of
    securities held to maturity                      17,174,567    14,056,633    13,194,982
  Maturities and principal repayments of
    securities available for sale                     5,342,727     6,257,701     3,434,457
  Sales of securities held to maturity                2,000,000             0             0
  Sales of securities available for sale              2,913,737     3,507,742             0
  Net change in federal funds sold                   (3,300,000)    5,400,000  (10,600,000)
  Net change in loans and other real estate owned    (9,524,836)   (3,446,092)  (4,689,293)
  Sales of other real estate owned                       15,600       100,000      178,700
  Acquisition of premises and equipment                (592,386)     (488,905)    (589,533)
                                                     ----------     ----------  ----------
    Net cash used in investing activities           (20,262,400)  (11,860,009) (16,433,515)
                                                     ----------    ----------   ----------
Cash flows from financing activities:
  Net change in deposits                             15,606,665    10,142,004   20,176,879
  Net change in securities sold under
    repurchase agreements                             2,182,377     3,164,724    4,249,163
  Net change in federal funds purchased               3,000,000    (1,000,000)  (9,900,000)
  Purchase of treasury stock                           (291,612)   (2,318,985)      (2,865)
  Reissuance of treasury stock                          150,019       236,117      111,444
  Dividends paid                                       (812,269)     (784,487)    (722,606)
                                                     ----------    ----------   ----------
    Net cash provided by financing activities        19,835,180     9,439,373   13,912,015
                                                     ----------    ----------   ----------
Net increase in cash and due from banks               2,313,100     1,723,121    1,068,061
Cash and due from banks at beginning of year         14,391,567    12,668,446   11,600,385
                                                     ----------    ----------   ----------
Cash and due from banks at end of year              $16,704,667   $14,391,567  $12,668,446
                                                     ==========    ==========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 1997, 1996 and 1995 (Continued)
Reconciliation of Net Income to Net Cash Provided by Operating Activities
                                                    1997           1996           1995
                                                    ----           ----           ----
Net income                                     $  3,429,859   $  3,142,098   $  2,643,877
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  (Increase) in mortgage loans held for sale     (1,336,719)      (164,784)      (787,488)
  Premium on sale of mortgages                      162,766        325,139        366,900
  Depreciation and amortization                     802,623)       839,476        747,822
  Provision for possible loan losses                      0              0        120,000
  Deferred income taxes                              80,729         25,581        176,043
  Increase (decrease) in other liabilities           72,638       (230,258)       441,387
  (Decrease) increase in taxes payable              (40,301)        85,239        275,029
  (Decrease) in interest payable                       (616)        (5,592)       (24,000)
  (Increase) decrease in other assets, net         (201,423)        74,150       (191,521)
  (Increase) decrease in interest receivable       (229,236)        42,708       (178,488)
                                                ------------    -----------   -----------
                       Total adjustments           (689,539)       991,659        945,684
                                                ------------    -----------   -----------
Net cash provided by operating activities      $  2,740,320   $  4,143,757   $  3,589,561
                                                ===========    ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1.  Significant Accounting Policies

Basis of consolidation

The accompanying consolidated financial statements include the accounts of Community Bancorp, Inc. (the "Company"), a Massachusetts corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and its wholly-owned subsidiary, Community National Bank, formerly Hudson National Bank, (the "Bank"), a national banking association. The Company has also formed Community Securities Corporation, a wholly-owned subsidiary of the Bank. All intercompany balances and transactions have been eliminated in consolidation.

At present, the Company conducts no activities independent of the Bank. The Bank has eight offices and is engaged in substantially all of the business operations normally conducted by an independent commercial bank in Massachusetts. Banking services offered include the acceptance of checking, savings, and time deposits, and the making of commercial, real estate, installment and other loans. The Bank also offers official checks, safe deposit boxes, electronic banking and bill payment services and other customary banking services to its customers.

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

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization, which is computed by using both the straight-line and accelerated methods. Estimated useful lives are as follows:

  Buildings................30 to 40 years
  Buildings and leasehold
   improvements.............5 to 25 years
  Furniture and equipment...3 to 10 years

Cash and due from banks

Included in cash and due from banks as of December 31, 1997 and 1996 is approximately $5,341,000 and $4,527,000, respectively, that is subject to Federal Reserve withdrawal restrictions.

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

Earnings per share

The Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" (SFAS No. 128), effective December 31, 1997. This Statement requires the presentation of "basic" earnings per share, which excludes the effect of dilution, and "diluted" earnings per share, which includes the effect of dilution. The Company's "basic" and "diluted" earnings per share computations are identical in 1997, 1996 and 1995, as there is no dilution effect. Earnings per share is based on the weighted average number of shares outstanding during the year.

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

Loan sales and loans held for sale

Gains and losses on sales of mortgage loans are recognized at the time of sale based on the difference between the selling price and the carrying value of the related loans sold. The gains and losses are increased or decreased by the present value of the difference (generally referred to as "excess servicing") between the interest rate on the loans sold, adjusted for a normal servicing fee and, in the case of mortgage-backed securities, a guaranty fee, and the agreed-upon yield to the buyer. The present value is computed over the estimated life of the loans sold, taking into account scheduled payments and estimated prepayments. At December 31, 1997 and 1996, loans held for sale totaled $2,173,322 and $1,222,165, respectively.

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

It is the policy of the Company to discontinue the accrual of interest on loans when, in the judgment of management, the ultimate collectibility of principal or interest becomes doubtful. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior years is charged to the allowance for possible loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest. Otherwise, interest income is subsequently recognized only to the extent cash payments are received.

Reclassifications

Certain amounts in prior year's financial statements have been reclassified to be consistent with the current year's presentation. The reclassifications have no effect on net income.

2.  Securities

The book and estimated market values of securities at December 31, 1997 and 1996 were as follows:

                                                           1997
                               -----------------------------------------------------------
                                                Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Market
  to Maturity                    Cost           Gains           Losses            Value
  ---------------                ---------      ----------      ----------        -----
U.S. Government obligations    $   4,008,114  $     1,403     $     5,357     $  4,004,160
U.S. Government agencies
  and corporations                 9,970,706        7,021          80,955        9,896,772
Obligations of states and
  political subdivisions           8,414,205      131,412               0        8,545,617
Mortgage-backed securities        33,911,199      127,021          80,446       33,957,774
                                ------------   ----------      ----------      -----------
                               $  56,304,224  $   266,857     $   166,758     $ 56,404,323
                                ============   ==========      ==========      ===========

                                                Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Market
  Available for Sale             Cost           Gains           Losses            Value
  ------------------             ---------      ----------      ----------        -----
U.S. Government obligations    $  17,004,822  $   120,818     $         0     $ 17,125,640
U.S. Government agencies
 and corporations                  3,987,259       11,892             701        3,998,450
Mortgage-backed securities        16,685,383      112,686          11,349       16,786,720
Other securities                     969,356            0               0          969,356
                                ------------   ----------      ----------      -----------
                               $  38,646,820  $   245,396     $    12,050     $ 38,880,166
                                ============   ==========      ==========      ===========

                                                           1996
                               -----------------------------------------------------------
                                                Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Market
  to Maturity                    Cost           Gains           Losses            Value
  ---------------                ---------      ----------      ----------        -----
U.S. Government obligations    $   6,040,283  $     3,747     $    26,831     $  6,017,199
U.S. Government agencies
  and corporations                12,018,820        9,233          90,914       11,937,139
Obligations of states and
  political subdivisions           4,141,216          595           8,113        4,133,698
Mortgage-backed securities        36,628,562       80,802         485,051       36,224,313
                                  ----------   ----------      ----------      -----------
                               $  58,828,881  $    94,377     $   610,909     $ 58,312,349
                                ============   ==========      ==========      ===========

                                                Gross           Gross
  Securities                     Amortized      Unrealized      Unrealized        Market
  Available for Sale             Cost           Gains           Losses            Value
  ------------------             ---------      ----------      ----------        -----
U.S. Government obligations    $   9,920,585  $    44,377     $     3,866     $  9,961,096
U.S. Government agencies and
corporations                       4,989,529            0          27,652        4,961,877
Mortgage-backed securities        13,463,117       83,447         112,686       13,433,878
Other securities                     888,156            0               0          888,156
                                ------------   ----------      ----------      -----------
                               $  29,261,387  $   127,824     $   144,204     $ 29,245,007
                                ============   ==========      ==========      ===========


The book and estimated market value of securities at December 31, 1997 by contractual maturity are shown in the following table. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              Securities Held to Maturity      Securities Available for Sale
                              ---------------------------      -----------------------------
                                 Amortized         Market         Amortized        Market
                                 Cost              Value          Cost             Value
                                 ---------         -----          ---------        -----
Within one year                $ 5,734,844    $ 5,735,601       $ 7,967,873    $ 7,990,650
One to five years                5,660,488      5,655,630        13,024,223     13,133,440
Five to ten years                4,978,488      4,904,700                 0              0
Ten to fifteen years             6,019,205      6,150,618                 0              0
Mortgage-backed securities      33,911,199     33,957,774        16,685,368     16,786,720
Other securities                         0              0           969,356        969,356
                                -----------    ----------        ----------     ----------
                               $56,304,224    $56,404,323       $38,646,820    $38,880,166
                                ==========     ===========       ==========     ==========

Securities with a book value of $33,718,000 and $25,861,000 at December 31, 1997 and 1996, respectively, were pledged to secure public funds on deposit and for other purposes.

Proceeds from sales of securities were $4,913,737 and $3,507,742 in 1997 and 1996, respectively. Gross realized gains on sales of securities were $25,839 in 1997 and $0 in 1996. Gross realized losses on sales of securities were $17,252 in 1997 and $9,460 in 1996. Realized gains or losses on sales of securities were determined by specific identification.

3.  Loans

The composition of the loan portfolio at December 31, 1997 and 1996 was as follows:

                                     1997           1996
                                     ----           ----
Commercial and industrial       $ 18,065,586   $ 17,227,165
Real estate - residential         54,211,465     49,789,922
Real estate - commercial          48,328,565     45,104,891
Real estate - residential
  construction                     4,868,265      4,833,291
Loans to individuals              13,571,431     13,221,415
Other                                794,541        171,581
                                 -----------    -----------
              Total loans       $139,839,853   $130,348,265
                                ============    ===========

Substantially all of the Company's loan portfolio is collateralized by assets in the New England region, especially central Massachusetts. The Company generally requires collateral when extending credit and, with respect to loans secured by real estate, Company policy requires appropriate appraisals and repayment sources.

Total impaired loans at December 31, 1997 and 1996 that required a related allowance were $0 and $373,318, respectively, and the allowance allocated to such loans was $0 and $120,000, respectively. In addition, at December 31, 1997 and 1996, the Company had impaired loans of $632,569 and $523,191, respectively, that did not require a related allowance. Interest payments on impaired loans are recorded as principal reductions if the remaining loan balance is not expected to be repaid in full. If full collection of the remaining loan balance is expected, interest payments are recognized as interest income on a cash basis. Impaired loans averaged $649,075 and $1,457,388 during 1997 and 1996, respectively. The Company recorded interest income on impaired loans of $19,475 during 1997 and $42,238 during 1996.

At December 31, 1997 and 1996, accruing loans 90 days or more past due totaled $239,050 and $370,223, respectively, and nonaccruing loans totaled $632,569 and $896,509, respectively. There were no troubled debt restructurings at December 31, 1997 or 1996. The reduction of interest income associated with nonaccrual and restructured loans for the years ended December 31, 1997, 1996 and 1995 was as follows:

                                         1997         1996         1995
                                         ----         ----         ----
Interest income per original terms    $ 143,869    $ 220,029    $ 211,348
Income recognized                        19,475       42,411      103,069
                                       --------     --------     --------
Foregone interest income              $ 124,394    $ 177,618    $ 108,279
                                       ========     ========     ========

4.  Allowance for Possible Loan Losses

Activity in the allowance for possible loan losses for the years ended December 31, 1997, 1996 and 1995 was as follows:


Balance, December 31, 1994                  $3,703,470
Provision for possible losses                  120,000
Charge-offs                                   (629,306)
Recoveries                                     260,934
                                             ---------
Balance, December 31, 1995                   3,455,098
Provision for possible losses                        0
Charge-offs                                   (230,545)
Recoveries                                     257,152
                                             ---------
Balance, December 31, 1996                   3,481,705
Provision for possible losses                        0
Charge-offs                                   (366,139)
Recoveries                                      99,993
                                             ---------
Balance, December 31, 1997                  $3,215,559
                                             =========


5.  Premises and Equipment

The composition of premises and equipment at December 31, 1997 and 1996 was as follows:

                                                   1997              1996
                                                   ----              ----
Premises                                       $ 5,057,478       $  5,046,199
Equipment                                        2,935,940          3,097,098
                                                ----------        -----------
                                                 7,993,418          8,143,297
Less accumulated depreciation and
  amortization                                   3,355,453          3,295,095
                                                ----------        -----------
                                               $ 4,637,965       $  4,848,202
                                                ==========        ===========

Total depreciation and amortization expense for the years ended December 31, 1997, 1996 and 1995 was $802,623, $746,120 and $668,526, respectively, and is included in data processing, occupancy and furniture and equipment expense.

6.  Stockholders' Equity

At the Company's 1997 Annual Meeting, the stockholders voted to increase the authorized common stock from 4,000,000 shares to 12,000,000 shares. On September 15, 1997, the Company implemented an Offer to Purchase up to 125,000 shares of its outstanding common stock at a price of $12.00 per share. The Offer expired on October 15, 1997, with 24,301 shares tendered. The Company purchased all 24,301 shares tendered under the offer. Shares acquired by the Company were accounted for as treasury stock under the cost method. As a result of the repurchase of shares, the Company's capital was reduced by $291,612.

7.  Income Taxes

The components of income tax expense for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                     1997           1996           1995
                                     ----           ----           ----
Current:
  Federal                       $  1,531,216    $ 1,508,248    $ 1,160,210
  State                              442,044        492,831        343,296
                                  ----------     ----------     ----------
    Total current                  1,973,260      2,001,079      1,503,506
                                  ----------     ----------     ----------
Deferred:
  Federal                             54,614          6,430        114,195
  State                               26,115         19,151         61,848
                                  ----------     ----------     ----------
    Total deferred                    80,729         25,581        176,043
                                  ----------     ----------     ----------
    Total                       $  2,053,989    $ 2,026,660    $ 1,679,549
                                  ==========     ==========     ==========

The difference between the income tax provision computed by applying the statutory federal income tax rate of 34% to income before income taxes and the cumulative effect of a change in accounting principle and the actual income tax provision is summarized as follows:

                                     1997            1996           1995
                                     ----            ----           ----
Income tax expense
  at statutory rates            $ 1,864,508     $ 1,760,833    $ 1,469,965
State income taxes, net of
  federal income tax benefit        308,984         337,908        267,395
Tax-exempt interest                (132,117)        (69,794)       (71,828)
Other, net                           12,614          (2,287)        14,017
                                  ----------     ----------     ----------
                                $ 2,053,989     $ 2,026,660    $ 1,679,549
                                  ==========     ==========     ==========

The Company has recorded a net deferred tax asset of $571,920. Realization is dependent on the generation of sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that the full amount of the net deferred tax asset will be realized. However, the amount realizable could be reduced if estimates of future taxable income are reduced.

At December 31, 1997 and 1996, the Company's net deferred tax asset, as presented in the accompanying consolidated balance sheets, consisted of the following components:

                                                   1997             1996
                                                   ----             ----
Gross deferred tax asset:
  Provision for possible loan losses           $  899,555       $  909,466
  Employee benefits and other
    compensation arrangements                     381,227          334,663
  OREO write-downs                                 20,600           20,732
  Other                                            14,491           30,319
                                                ---------        ---------
                                                1,315,873        1,295,180

Gross deferred tax liability:
  Accelerated tax depreciation                   (377,005)        (390,932)
  Other                                          (366,948)        (147,958)
                                                ---------        ---------
                                                 (743,953)        (538,890)
                                                ---------        ---------
Net deferred tax asset                         $  571,920       $  756,290
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

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1997 and 1996:

                                                     1997            1996
                                                     ----            ----
Actuarial present value of benefit
  obligations:
  Accumulated benefit obligation, including
    vested benefits of $2,038,508 ($1,597,121
      in 1996)                                   $(2,083,921)    $(1,678,366)
                                                   =========       =========
  Projected benefit obligation for service
    rendered to date                             $(3,161,057)    $(2,732,471)
  Plan assets at fair value (funds held in
    mutual funds, Community Bancorp, Inc.
    stock and deposit accounts at
    Community National Bank)                       2,831,044       2,277,087
                                                  ----------      ----------
  Funded status of plan                             (330,013)       (455,384)
  Prior service cost not yet recognized
    in net periodic pension cost                      12,416          13,796
  Unrecognized net asset at transition
    being recognized over 17 years                   (53,721)        (62,675)
  Unrecognized net loss from past experience
     different from that assumed                     242,267         401,786
                                                  ----------      ----------
  Accrued pension cost                           $  (129,051)    $  (102,477)
                                                   =========      ==========

Net periodic pension cost for the years ended December 31, 1997, 1996 and 1995 included the following components:

                                     1997          1996            1995
                                     ----          ----            ----
Service cost-benefits earned
  during the period             $   213,920    $   210,421    $    174,826
Interest cost on projected
  benefit obligation                202,397        179,213         149,673
Actual return on plan assets       (419,388)      (210,676)       (209,069)
Net amortization and deferral       230,041         90,728         103,634
                                 ----------     ----------     -----------
Net periodic pension cost       $   226,970    $   269,686    $    219,064
                                 ==========     ==========     ===========

The weighted-average discount rate and annual rate of increase in the future compensation levels used in determining the actuarial present value of the projected benefit obligation at December 31, 1997 were 7.25% and 5.00%, respectively. Those rates as of December 31, 1996 were 7.50% and 5.50%, respectively. The expected annual long-term rate of return on assets was 8.0% for the years ended December 31, 1997 and 1996.

The Company has an Employee Stock Ownership Plan (ESOP) that enables eligible employees to own common stock. Cash contributions of $70,000 were made to the ESOP in 1997 and 1996. No cash contribution was made to the ESOP in 1995.

The Company implemented a 401(k) plan in 1989, covering all eligible employees. Compensation expense recorded in 1997, 1996 and 1995 related to this plan was approximately $78,900, $61,400 and $22,800, respectively.

9.  Commitments

The Company leases branch offices and equipment under noncancelable agreements expiring at various dates through 2002 that require various minimum annual rentals. The total future minimum rental commitments at December 31, 1997 aggregate $568,991. Rental commitments for each of the next five fiscal years and thereafter are as follows:

    1998       $169,774
    1999        132,209
    2000        111,134
    2001         77,412
    2002         78,462
    Thereafter        0

Rental expense totaled approximately $170,000, $149,000 and $146,000, for 1997, 1996 and 1995, respectively.

10.  Loans to Related Parties

The schedule below discloses indebtedness of certain parties related to the
Company:

          Balance                                           Balance
          January 1       New Loans         Repayments      December 31
          ----------      ---------         ----------      -----------
1996     $ 5,994,289     $  319,636         $  695,356      $ 5,618,569
1997     $ 5,618,569     $  787,285         $  625,805      $ 5,780,049


These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

11.  Deposits

Deposits consisted of the following at December 31, 1997 and 1996:

                                                    1997              1996
                                                    ----              ----
Demand deposits                                $ 55,678,794       $ 51,358,151
Money-market deposits                            25,721,390         24,183,300
NOW and FlexValue deposits                       30,079,576         27,341,479
Cash management investment deposits              15,580,137         13,007,808
Savings deposit                                  34,813,944         33,304,686
Time certificates of deposit in
  denominations of $100,000 or more              21,183,954         19,144,157
Other time deposits                              49,730,739         48,842,288
                                                -----------        -----------
                                               $232,788,534       $217,181,869
                                                ===========       ============

12.  Condensed Financial Information of Community Bancorp, Inc.

The following discloses certain parent-company-only financial information at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997:

Balance Sheets
                                                            1997             1996
                                                            ----             ----
Assets:
  Cash and cash equivalents                            $     92,421     $    122,186
  Investment in subsidiary, at equity                    22,309,350       19,696,253
  Other assets                                              219,469          216,534
                                                         ----------       ----------
               Total assets                            $ 22,621,240     $ 20,034,973
                                                        ===========       ==========
Liabilities and stockholders' equity:
  Other liabilities                                    $    185,141     $    193,839
                                                         ----------       ----------
               Total liabilities                            185,141          193,839
Stockholders' equity:
  Preferred stock, $2.50 par value, 100,000
    shares authorized, none issued or outstanding

  Common stock, $2.50 par value, 12,000,000 shares
    authorized (4,000,000 shares authorized at
    December 31, 1996), 3,199,218 shares issued,
    2,926,257 shares outstanding, (2,935,012 shares
    outstanding at December 31, 1996)                     7,998,045        7,998,045

  Surplus                                                   414,120          374,580
  Undivided profits                                      16,418,790       13,826,958
  Treasury stock                                         (2,529,552)      (2,348,419)
  Unrealized losses on securities
    available for sale, net of taxes                        134,696          (10,030)
                                                         ----------       ----------
     Total stockholders' equity                          22,436,099       19,841,134
                                                         ----------       ----------
     Total liabilities and stockholders'
       equity                                           $22,621,240      $20,034,973
                                                        ===========       ==========

Statements of Income
                                                         Years ended December 31,
                                               ------------------------------------------
                                                    1997          1996            1995
                                                    ----          ----            ----
Income:
  Dividends from subsidiary bank               $   979,641   $  2,407,668   $    737,101
  Other income                                     326,669        322,048        307,939
                                               -----------    -----------     ----------
    Total income                                 1,306,310      2,729,716      1,045,040
                                               -----------    -----------     ----------
Expenses:
  Other                                            344,822        324,478        299,756
                                               -----------    -----------     ----------
    Total expenses                                 344,822        324,478        299,756
                                               -----------    -----------     ----------
Income before undistributed net income of
  subsidiary bank                                  961,488      2,405,238        745,284
Equity in undistributed net income of
  subsidiary bank                                2,468,371        746,860      1,898,593
                                               -----------    -----------     ----------
       Net income                             $  3,429,859   $  3,152,098   $  2,643,877
                                               ===========    ===========    ===========

Statements of Cash Flows
                                                          Years ended December 31,
                                                -----------------------------------------
                                                    1997          1996            1995
                                                    ----          ----            ----
Cash flows from operating activities:
  Net income                                   $  3,429,859   $  3,152,098   $  2,643,877
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Equity in undistributed net income
        of subsidiary bank                       (2,468,371)      (746,860)    (1,898,593)
      Increase in other assets                       (2,935)       (26,997)        (1,718)
      (Decrease) increase in other liabilities       (8,698)        21,441         (1,685)
                                                 ----------     ----------     ----------
           Total adjustments                     (2,480,004)      (752,416)    (1,901,996)
                                                 ----------     ----------     ----------
Net cash provided by operating activities           949,855      2,399,682        741,881
                                                 ----------     ----------     ----------
Cash flows from financing activities:
  Purchase of treasury stock                       (291,612)    (2,318,985)        (2,865)
  Reissuance of treasury stock                      150,019        236,117        111,444
  Dividends declared                               (838,027)      (788,684)      (737,101)
                                                 ----------     ----------     ----------
    Net cash used in financing activities          (979,620)    (2,871,552)      (628,522)
                                                 ----------     ----------     ----------
    Net (decrease) increase in cash
      and cash equivalents                          (29,765)      (471,870)       113,359
Cash and cash equivalents at beginning of year      122,186        594,056        480,697
                                                 ----------     ----------     ----------
Cash and cash equivalents at end of year       $     92,421   $    122,186   $    594,056
                                                 ==========     ==========    ===========

Cash and cash equivalents consist of a money market demand deposit account on deposit with the subsidiary bank.

The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. During 1998, Community National Bank can, under this formula, declare dividends to Community Bancorp, Inc. of approximately $4,976,000, plus an additional amount equal to the Bank's net profit for 1998, up to the date of any such dividend declaration, without the approval of the Comptroller of the Currency.

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

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1997 and 1996 was as follows:

                                                  1997             1996
                                                  ----             ----
Commitments to extend credit:
  Fixed-rate (6.99% to 10.00%)               $  1,394,116     $    703,687
  Adjustable rate                              38,754,983       31,820,455

Standby letters of credit                    $    629,086     $    742,338
                                              ===========      ===========

Commitments to extend credit on a fixed-rate basis expose the Company to a certain amount of interest rate risk if market rates of interest substantially increase during the commitment period.

The Company has also sold mortgage loans with recourse in the event of the default of the borrower. Loans sold with recourse are accounted for as sales in the accompanying financial statements, with provisions made for anticipated losses under the recourse provisions. At December 31, 1997 and 1996, the outstanding balance of such mortgages totaled approximately $272,000 and $421,000, respectively.

Fees associated with the Company's off-balance-sheet financial instruments are minimal; therefore, the fair value of off-balance-sheet financial instruments is not material.

14.  Loan Servicing Asset

The loan servicing asset, included in other assets, represents the estimated present value of the interest rate differential resulting from the sale of loans with servicing rights retained. This amount is amortized over the estimated lives of the underlying loans sold. The loan servicing asset is also reduced by a charge to earnings if actual prepayments exceed estimated prepayments. The loan servicing asset totaled $350,937 and $513,703 at December 31, 1997 and 1996, respectively.

At December 31, 1997 and 1996, the Company was servicing mortgage loans for others of approximately $118,137,000 and $127,258,000, respectively.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 1997 and 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Bank must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.
There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios at December 31, 1997 are presented in the following table (dollars are in thousands):

                                                                To Be Well Capitalized
                                              For Capital       Under Prompt Corrective
                            Actual          Adequacy Purposes      Action Provisions
                        ---------------     -----------------   -----------------------
                        Amount    Ratio     Amount      Ratio       Amount      Ratio
                        ------    -----     ------      -----       ------      -----
Company (consolidated):
  Total capital
  (to risk-weighted                                   >
  assets)               $24,234   15.75%    $12,312   -  8.0%        N/A         N/A

  Tier 1 capital
  (to risk-weighted                                   >
  assets)                22,295   14.49%      6,156   -  4.0%        N/A         N/A


  Tier 1 capital                                      >
  (to average assets)    22,295    8.67%     10,283   -  4.0%        N/A         N/A

Bank:
  Total capital
  (to risk-weighted                                   >                       >
  assets)               $24,108   15.66%    $12,312   -  8.0%      $15,390    -  10.0%

  Tier 1 capital
  (to risk-weighted                                   >                       >
  assets)                22,168   14.40%      6,156   -  4.0%        9,234    -   6.0%

  Tier 1 capital                                      >                       >
  (to average assets)    22,168    8.62%     10,283   -  4.0%       12,853    -   5.0%


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

The carrying amount and estimated fair values of the Bank's financial instruments at December 31, 1997 and 1996 are as follows:

                                                            1997
                                               -----------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and cash equivalents                    $ 31,304,667      $ 31,304,667
  Securities                                     95,184,390        95,284,489
  Loans, including held for sale, net           138,797,615       140,905,729


Financial instrument liabilities:
  Deposits                                      232,788,534       232,248,046
       Short-term borrowings                     16,637,064        16,637,064


                                                            1996
                                               ------------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and cash equivalents                    $ 25,691,567      $ 25,691,567
  Securities                                     88,073,888        87,557,356
  Loans, including held for sale, net           128,088,725       132,035,766

Financial instrument liabilities:
  Deposits                                      217,181,869       216,345,523
  Short-term borrowings                          11,454,687        11,454,687


[The following report appears on Arthur Andersen LLP letterhead]

Report of Independent Public Accountants
----------------------------------------

To the Board of Directors and Stockholders of Community Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Community Bancorp, Inc. (a Massachusetts corporation) and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the three years ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Boston, Massachusetts
January 23, 1998

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

The Company recorded net income of $3,429,859 for the year ended December 31, 1997, representing an increase of $277,761 over $3,152,098 recorded in 1996. Earnings per share of $1.17 for the current period compared to $1.01 for the year ended December 31, 1996. The improvement in net income resulted primarily from increases in net interest income and noninterest income.

Deposits of $232,788,534 at December 31, 1997 increased by $15,606,665 or 7.2% from $217,181,869 at December 31, 1996. The increase occurred primarily in interest bearing categories and secondarily in noninterest bearing categories.

Loans of $139,839,853 at December 31, 1997 increased by $9,491,588 or 7.3%
from $130,348,265 at December 31, 1996. The increase occurred in the commercial and consumer loan categories. Noncurrent loans (nonaccrual loans and loans 90 days or more past due but still accruing) totaled $871,619 and $1,266,732 at December 31, 1997 and 1996, respectively. There were no accruing troubled debt restructurings at December 31, 1997 or 1996. Other real estate owned of $170,000 at December 31, 1997 compared to $25,000 at December 31, 1996. The 1997 increase represented one foreclosed property.

Assets of $273,550,527 at December 31, 1997 represented a $23,548,069 or 9.4%
increase over $250,002,458 at December 31, 1996.

1997 Compared to 1996

Interest income for the year ended December 31, 1997 was $19,169,951, representing an increase of $1,408,849 or 7.9% over $17,761,102 for the year ended December 31, 1996, primarily due to a $15,878,574 or 7.2% increase in average earning assets during 1997. The weighted average taxable equivalent yield on net earning assets was 8.14% and 8.06% in 1997 and 1996, respectively. Interest expense of $6,895,222 in 1997 represented an increase of $527,464 or 8.3% from $6,367,758 in 1996, primarily due to an $11,658,028 or
6.7% increase in average interest bearing liabilities during 1997. The weighted average cost of interest bearing liabilities was 3.73% in 1997 and 3.68% in 1996. Net interest income for 1997 was $12,274,729, representing an increase of $881,385 or 7.7% compared to $11,393,344 recorded in 1996.

Noninterest income for the year ended December 31, 1997 was $2,654,628, representing an increase of $199,829 or 8.1% from $2,454,799 in 1996. This increase resulted primarily from increases in merchant credit card processing, gains on sales of loans and gains on sales of securities.

Noninterest expense for the year ended December 31, 1997 of $9,445,509 represented an increase of $776,124 or 9.0% from $8,669,385 recorded during 1996. This increase was primarily the result of increases in salaries and employee benefits, furniture and equipment, credit card processing and other expense.

The provision for possible loan losses was $0 in 1997 and 1996, resulting from management's continuing evaluation of the adequacy of the allowance for possible loan losses and its belief that the allowance is adequate. Management will continue its ongoing assessment of the adequacy of the allowance for possible loan losses during 1998 and may adjust the provision for possible loan losses if necessary.

Income tax expense of $2,053,989 for the year ended December 31, 1997 compared to $2,026,660 for 1996, the result of an increase in taxable income during the current period.

Net income of $3,429,859 for the year ended December 31, 1997 represented an increase of $277,761 or 8.8% over $3,152,098 recorded in 1996. The foregoing discussion summarized the primary components of this increase in earnings.

1996 Compared to 1995

Interest income for the year ended December 31, 1996 was $17,761,102, representing an increase of $843,478 or 5.0% over $16,917,624 for the year ended December 31, 1995, primarily due to a $16,551,450 or 8.1% increase in average earning assets during 1996, partially offset by slightly lower interest rates as compared to 1995. The weighted average taxable equivalent yield on net earning assets was 8.06% and 8.30% in 1996 and 1995, respectively. Interest expense of $6,367,758 in 1996 represented an increase of $83,008 or 1.3% from $6,284,750 in 1995, primarily due to a $9,865,224 or 6.0% increase in average interest bearing liabilities during 1996, partially offset by slightly lower interest rates as compared to 1995. The weighted average cost of interest bearing liabilities was 3.68% in 1996 and 3.85% in 1995. Net interest income for 1996 was $11,393,344, representing an increase of $760,470 or 7.2% compared to $10,632,874 recorded in 1995.

Noninterest income for the year ended December 31, 1996 was $2,454,799, representing an increase of $336,767 or 15.9% from $2,118,032 in 1995. This increase resulted primarily from increases in merchant credit card processing, service charge income, other charges, commissions and fees, gains on sales of loans and other income, slightly offset by an increase in losses on sales of securities.

Noninterest expense for the year ended December 31, 1996 of $8,669,385 represented an increase of $361,905 or 4.4% from $8,307,480 recorded during 1995. This increase was primarily the result of increases in salaries and employee benefits, data processing, furniture and equipment, credit card processing, OREO carrying costs and other expense, partially offset by reductions in occupancy expense and FDIC insurance premiums.

The provision for possible loan losses for 1996 was $0, representing a $120,000 or 100.0% decrease from $120,000 for 1995. This decrease was the result of management's continuing evaluation of the adequacy of the allowance for possible loan losses and its belief that the allowance is adequate. Management continued its ongoing assessment of the adequacy of the allowance for possible loan losses during 1997.

Income tax expense of $2,026,660 for the year ended December 31, 1996 compared to $1,679,549 for 1995, the result of an increase in taxable income during the current period.

Net income of $3,152,098 for the year ended December 31, 1996 represented an increase of $508,221 or 19.2% over $2,643,877 recorded in 1995. The foregoing discussion summarized the primary components of this increase in earnings.

Allowance for Possible Loan Losses

The allowance for possible loan losses is maintained at a level believed by management to be adequate to absorb potential losses in the loan portfolio. Management's methodology in determining the adequacy of the allowance considers specific credit reviews, past loan loss experience, current economic conditions and trends, known and inherent risks in the loan portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral and the volume, growth and composition of the loan portfolio. Each loan on the Company's internal Watch List is evaluated periodically to estimate potential loss. For loans with potential losses, the bank sets aside or allocates a portion of the allowance against such potential losses. For the remainder of the loan portfolio, unallocated allowance amounts are determined based on judgments regarding the type of loan, economic conditions and trends, potential exposure to loss and other factors. When specific loans, or portions thereof, are deemed to be uncollectible, those amounts are charged off against the allowance. Subsequent recoveries, if any, are credited to the allowance. At December
31, 1997 the allowance was $3,215,559, representing 2.3% of total loans, compared to $3,481,705, representing 2.7% of total loans at December 31, 1996.

Securities

The Company's securities portfolio consists of obligations of the U.S. Treasury, U.S. Government sponsored agencies, mortgage backed securities and obligations of municipalities in the Company's market area. These assets are used in part to secure public deposits and as collateral for repurchase agreements. Securities for 1997 averaged $92.6 million, an increase of $11.4 million or 14.0% over $81.2 million for 1996. Proceeds from sales of securities were $4,913,737 in 1997. All mortgage-backed securities in the securities portfolio have been issued by U.S. Government sponsored agencies. Management believes no other-than-temporary impairment has occurred with regard to any security in the securities portfolio. The Company's adequate liquidity position provides the ability to hold all currently owned securities to maturity.

Liquidity and Capital Resources

The Company's principal sources of liquidity are customer deposits, amortization and pay-offs of loan principal and amortization and maturities of securities. These sources provide funds for loan originations, the purchase of securities and other activities. Deposits are considered a relatively stable source of funds. At December 31, 1997 and 1996, deposits were $232.8 million and $217.2 million, respectively. Management anticipates that deposits will increase moderately during 1998.

Of the Company's $95.2 million in securities at December 31, 1997, $36.9 million or 38.7% mature within one year. As a nationally chartered member of the Federal Reserve System, the Bank has the ability to borrow funds from the Federal Reserve Bank of Boston by pledging certain of its investment securities as collateral. Also, the Bank is a member of the Federal Home Loan Bank which provides additional borrowing opportunities.

On September 15, 1997, the Company implemented an Offer to Purchase up to 125,000 shares of its outstanding shares of common stock at a price of $12.00 per share. The Offer was designed to reposition the Company's balance sheet to increase return on equity by redeploying that portion of equity capital that was not necessary for the Company's core banking business. The Offer expired at 5:00 P.M. on October 15, 1997, with 24,301 shares tendered. The Company purchased all 24,301 shares tendered in the Offer. As a result of the repurchase of the shares, the Company's capital was reduced by $291,612.

Bank regulatory authorities have established a capital measurement tool called Tier 1 leverage capital. A 4.00% ratio of Tier 1 leverage capital to assets now constitutes the minimum capital standard for most banking organizations. At December 31, 1997 and 1996, the Company's Tier 1 leverage capital ratio was 8.15% and 7.94%, respectively. Regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% and a minimum ratio of total capital to risk-weighted assets of 8.00%. At December 31, 1997, the Company's Tier 1 and total risk-based capital ratios were 14.49% and 15.75%, respectively. At December 31, 1996 the Company's Tier 1 and total risk-based capital ratios were 14.00% and 15.27%, respectively. The Bank is categorized as "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (F.D.I.C.I.A.).

The Year 2000 Issue

The Company, like most users of computers and computer software, will be affected by the year 2000 date change. An internal Year 2000 Committee has been established to assess all bank systems to ensure that they will function properly in the year 2000. The Committee has completed the systems assessment, identified those that could be affected by the Year 2000 issue, and developed an implementation plan. Maintenance or modification costs will be expensed as incurred, while the cost of new hardware or software will be capitalized and amortized over its useful life. Those costs will be incurred during 1998 and 1999, and they are not expected to have a material effect on the Company's financial statements or results of operations.

Asset/Liability Management and Interest Rate Risk

The Company has an asset/liability management committee which oversees all asset/liability management activities. The committee establishes general guidelines each year and meets regularly to review the Company's operating results, to measure and monitor interest rate risk and to make strategic changes when necessary.

It is the Company's general policy to reasonably match the rate sensitivity of its assets and liabilities in an effort to prudently manage interest rate risk. A common benchmark of this sensitivity is the one year gap position, which is a reflection of the difference between the speed and magnitude of rate changes of interest rate sensitive liabilities as compared with the Bank's ability to adjust the rates of it's interest rate sensitive assets in response to such changes. The Company's positive one-year cumulative gap position at December 31, 1997, which represents the excess of repricing assets versus repricing liabilities, was 3.2% expressed as a percentage of total assets.

Directors & Officers
--------------------
COMMUNITY  BANCORP, INC. AND COMMUNITY NATIONAL BANK
----------------------------------------------------

Chairman of the Board
---------------------
Dennis F. Murphy, Jr.
President and Treasurer of D. Francis Murphy Insurance Agency, Inc.

Directors:
---------
Alfred A. Cardoza
Retired

Argeo R. Cellucci
President of Cellucci Hudson Corp.

Antonio Frias
President and Treasurer of S & F Concrete Contractors, Inc.

I. George Gould
Chairman of the Board of Gould's, Inc.

Horst Huehmer
Retired

Donald R. Hughes, Jr.
Treasurer and Clerk of Community Bancorp, Inc.,
Executive Vice President of Community National Bank

James A. Langway
President and Chief Executive Officer
of Community Bancorp, Inc. and Community National Bank

David L. Parker
Chairman of the Board of Larkin Lumber Company

Mark Poplin
President and Treasurer of Poplin Supply Company
Secretary of Poplin Furniture Company

David W. Webster
President of Knight Fuel Company, Inc.

Officers:
--------
James A. Langway
President and Chief Executive Officer

Donald R. Hughes, Jr.
Treasurer and Clerk


COMMUNITY NATIONAL BANK
-----------------------

Officers
--------
James A. Langway
President and Chief Executive Officer

Donald R. Hughes, Jr.
Executive Vice President

Robert P. Converse
Auditor

Barbara M. Masciarelli
Administrative Officer

Compliance/Personnel/Legal
--------------------------
Grace L. Blunt, Esq.
Senior Vice President

Diane L. LeBlanc
Human Resources Officer

Retail Banking/Mortgage Division
--------------------------------
Richard K. Bennett
Senior Vice President

Nanci J. Pisani
Vice President

Ana M. Czapkowski
Assistant Vice President

Shereen A. Fahey
Assistant Vice President

Jane B. Karlson
Assistant Vice President

Elizabeth M. Brooks
Branch Officer

Andrea E. A. Cope
Branch Officer

Lynda L. D'Orlando
Mortgage Officer

Cynthia M. Farrah
Marketing Officer

Clark Hooper
Security Officer

M. Jean Mickle
Branch Officer

Raymond A. Murphy III
Facilities Officer

Lois A. Seymour
Branch Officer

Peter Shinas
Branch Officer

Kathleen E. Texeira
Merchant Plan Officer

Financial Control
-----------------
Robert E. Leist
Senior Vice President

Commercial Banking Division
---------------------------
John P. Galvani
Senior View President

Christal M. Bjork
Vice President

Daniel L. Heney
Assistant Vice President

Linda Glaser
Commercial Loan Officer

Jennifer D. Vasquezi
Junior Commercial Officer/Credit Analyst

Operations/Data Processing and Electronic Banking
-------------------------------------------------
Janet A. Lyman
Senior Vice President

James P. Vasquezi
Assistant Vice President

Margaret M. Vasquezi
Assistant Vice President

Susan B. Gillespie
Operations Officer

Michelle M. Temple
Loan Servicing Officer

The Company's Securities and Exchange Commission filing on Form 10-K is available to our stockholders upon request.

[The following text appears on the back cover.]

Community Bancorp, Inc.
Parent company of Community National Bank

17 Pope Street
Hudson, Massachusetts  01749
Telephone  978-568-8321

Community National Bank - Branch Offices
----------------------------------------

Hudson Main Office
17 Pope Street
Phone:   978-568-8321
Fax:     978-562-7129

Acton
270 Great Road
Phone:   978-263-8376
Fax:     978-266-2610

Boxborough
629 Massachusetts Avenue
Phone:  978-264-9092
Fax:    978-266-2600

Concord
1134 Main Street
Phone:   978-369-5421
Fax:     978-371-6600

Hudson South
177  Broad Street
Phone:   978-568-8813
Fax:     978-568-2610

Marlborough Center
96 Bolton Street
Phone:  978-485-5003
Fax:    978-229-4602

Marlborough East
500 Boston Post Road
Phone:  508-485-3599
Fax:    508-229-4601

Stow
159 Great Road
Phone:  978-461-1600
Fax:    978-461-1610

Loan Center
12 Pope Street, Hudson
Phone:  978-568-8321
Fax:    978-562-9984

Additional ATM Locations
  Shaw's Supermarket - Hudson
  Solomon Pond Mall - Marlborough
  New England Sports Center - Marlborough

Internet Web site:
http://www.combank.com

E-mail:
cnb-mail@combank.com

Member FDIC
Equal Opportunity Lender