Form 10-K405, Exhibit 13
period 1998-12-31
COMMUNITY BANCORP INC /MA/
filed 1999-03-24
CIK 742170

[The annual report front cover contains a color graphic and the following text:]


                           1998 Annual Report
                         Community Bancorp, Inc.
                  Parent Company of Community National Bank

[The following text appears on the inside front cover.]

                          Table of Contents

Selected Consolidated Financial Data  - - - - - - - - - - -  1

Message to Stockholders and Friends - - - - - - - - - - - -  2

Consolidated Balance Sheets - - - - - - - - - - - - - - - -  4

Consolidated Statements of Income - - - - - - - - - - - - -  5

Consolidated Statements of Consolidated Income  - - - - - -  6

Consolidated Statements of Stockholders' Equity - - - - - -  7

Consolidated Statements of Cash Flows - - - - - - - - - - -  8

Notes to Consolidated Financial Statements  - - - - - - - -  9

Report of Independent Public Accountants  - - - - - - - - - 24

Management's Discussion and Analysis of
  Financial Condition and Results of Operations - - - - - - 25

Directors &  Officers - - - - - - - - - - -  Inside back cover

                                                Selected Consolidated Financial Data
                                         1998          1997          1996          1995          1994
                                         ----          ----          ----          ----          ----
Total assets                         $300,886,831  $273,550,527  $250,002,458  $237,580,796  $219,850,767
Total deposits                        254,408,735   232,788,534   217,181,869   207,039,865   186,862,986
Total net loans                       137,242,930   136,624,294   126,866,560   123,558,839   118,775,581
Allowance for possible loan losses      2,981,012     3,215,559     3,481,705     3,455,098     3,703,470
Total interest income                  20,659,783    19,169,951    17,761,102    16,917,624    14,429,932
Total interest expense                  7,675,112     6,895,222     6,367,758     6,284,750     4,525,558
Net interest income                    12,984,671    12,274,729    11,393,344    10,632,874     9,904,374
Gains (losses) on sales of securities           0         8,587        (9,460)            0       (29,828)
Provision for possible loan losses              0             0             0       120,000       300,000
Net income                              3,805,761     3,429,859     3,152,098     2,643,877     2,105,433
Earnings per share                           1.30          1.17          1.01          0.84          0.67
Dividends per share                         0.323         0.285         0.253         0.234         0.214


[Five-year bar graphs for the following categories appear in this space. Data for the graphs was obtained from the above table.]

Total Assets (in millions)
Net Income (in millions)
Earnings Per Share (in dollars)
Total Deposits (in millions)
Total Net Loans (in millions)
Net Interest Income (in millions)

To Our Stockholders and Friends

It is with great pride that we present the 1998 Annual Report of Community Bancorp, Inc. and its subsidiary Community National Bank.
The year was marked by solid progress as we again achieved record earnings while continuing to plan for the future. Net income for the year was $3,805,761, compared to $3,429,859 recorded in 1997. Earnings per share of common stock was $1.30, representing an 11.1% increase over $1.17 in the previous year.

Community Bancorp achieved a return on assets (ROA) of 1.31% and a return on equity (ROE) of 15.72% during 1998, comparing very favorably to peer institutions. As a result of our continued strong earnings during 1998, the Board of Directors increased the cash dividend to stockholders in each of the four quarters. Total dividends declared were $.323 per share, representing a 13.3% increase over $.285 declared in 1997.

As we have indicated in previous reports, conservative, yet innovative, banking practices provide the foundation for Community National Bank to thrive as a strong, locally-owned, independent community bank. The Bank's consistently strong performance has once again resulted in our being recognized as a "Blue Ribbon" bank by one of the nation's top financial institution rating services.

Your Board and management team are continuing to pave the way for the Company's continued success in the future. A new commercial lending program was introduced in 1998 called Professional Credit Plus. This program allows professional organizations to obtain lines of credit, equipment financing, corporate credit cards and a number of other valuable financial services all in one package and at very competitive prices.

A branch renovation project was initiated in 1998, designed to enhance the appearance, efficiency and convenience of the bank's branch offices. Renovations to the Acton and Boxborough offices were completed during the year. The Boxborough branch was doubled in size and a drive-up window was installed to provide easier access for customers in that community, and the Acton office was modernized to enhance customer service and efficiency. The Bank expects to complete renovations to several additional branch offices during 1999.

Diligent efforts continued during the year to prepare the Bank for the millennium date change. The Bank's Year 2000 Committee has been working on this project since 1996 so our customers will not be adversely affected when the clock strikes midnight on December 31, 1999. More information on the Bank's Year 2000 preparedness program is contained later in the report.

Representing a major commitment to the future, Community National Bank is opening two new branch offices during the first half of 1999, the first in Framingham and the second in Sudbury. The Framingham office is located at 35 Edgell Road, and the Sudbury office is located at 450 Boston Post Road. These new branches represent excellent opportunities for the bank to enter two new markets, and they will provide new sources of deposits, loans and earnings.

In addition to these two new branch offices, the Bank is utilizing the latest in technology to introduce an electronic "virtual branch" on the Internet. The virtual branch will allow customers to perform many of the functions they have previously performed in traditional branch offices such as opening accounts, applying for loans and accessing their account information, as well as providing additional features such as online electronic bill payment, the ability to calculate projected loan payments or periodic deposits needed to reach savings goals, and online check ordering. Extensive information about the Bank's entire product line, including current deposit and loan interest rates, will also be instantly available, and a direct communication link with the Bank via e-mail will be provided. Based on the high level of success our current HomeBanc and ExecuBanc PC-based banking systems have achieved, we believe our new virtual branch will prove to be an additional service delivery system that will provide solid value and convenience to our customers.

In 1999 we will continue to distinguish ourselves from our competition. The implementation of a business development sales team will assist us in introducing new customers to the bank as well as providing even better service to our many existing commercial customers. Our success has been based on providing our customers with excellent personal service and innovative products, and we will continue to do so in the coming year.

We would like to take a moment to extend our thanks and appreciation to Argeo R. Cellucci, Jr., who retired from the Company's Board of Directors this past December. Mr. Cellucci was a director of the Company and the Bank for thirty years, and over those many years he has served on the Investment, Branch, Nominating and Proxy Committees. His guidance and leadership contributed significantly to the success of the Company, and we wish him well in his retirement.

Community Bancorp is a strong, well-capitalized, community-oriented financial institution. We intend to continue to do what a community bank does best - know its customers and provide the best banking service possible. The Board of Directors, management and staff will continue to work diligently to enhance shareholder value, and we look forward to 1999 with enthusiasm.

Sincerely,

/s/ James A. Langway                        /s/ Dennis F. Murphy, Jr.
--------------------                        -------------------------
James A. Langway                            Dennis F. Murphy, Jr.
President and Chief Executive Officer       Chairman of the Board

                          Consolidated Balance Sheets
                          December 31, 1998 and 1997
                                                            1998           1997
                                                        -----------    -----------
ASSETS
Cash and due from banks                                $ 17,601,043   $ 16,704,667
Federal funds sold                                       17,000,000     14,600,000
Securities available for sale at market value (Note 2)   31,685,402     38,880,166
Securities held to maturity (market value $87,832,432
 in 1998 and $56,404,323 in 1997) (Note 2)               87,058,589     56,304,224
Mortgage loans held for sale                              1,330,278      2,173,322

Loans (Notes 3 and 9)                                   140,223,942    139,839,853
Less allowance for possible loan losses
 (Notes 4 and 12)                                         2,981,012      3,215,559
                                                        -----------    -----------
               Total net loans                          137,242,930    136,624,294
Premises and equipment, net (Note 5)                      5,576,789      4,637,965
Other assets, net (Note 13)                               3,391,800      3,625,889
                                                        -----------    -----------
               Total assets                            $300,886,831   $273,550,527
                                                        ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits (Note 10):
       Noninterest bearing                             $ 60,511,257   $ 55,678,794
       Interest bearing                                 193,897,478    177,109,740
                                                        -----------    -----------
               Total deposits                           254,408,735    232,788,534
                                                        -----------    -----------
Securities sold under repurchase
 agreements and federal funds purchased                  19,747,496     16,637,064
Other liabilities (Note 7)                                1,265,351      1,688,830
                                                        -----------    -----------
               Total liabilities                        275,421,582    251,114,428
                                                        -----------    -----------
Commitments (Notes 8 and 12)
Stockholders' equity:
   Preferred stock, $2.50 par value, 100,000 shares
     authorized, none issued or outstanding
   Common stock, $2.50 par value, 12,000,000 shares
     authorized, 3,199,218 shares issued,
     2,944,588 shares outstanding, (2,926,257 shares
     outstanding at December 31, 1997)                    7,998,045      7,998,045
   Surplus                                                  524,106        414,120
   Undivided profits                                     19,274,861     16,418,790
   Treasury stock, at cost, 254,630 shares,
     (272,961 at December 31, 1997)                      (2,364,573)    (2,529,552)
   Accumulated other comprehensive income (Note 1)           32,810        134,696
                                                        -----------    -----------
               Total stockholders' equity                25,465,249     22,436,099
                                                        -----------    -----------
               Total liabilities and stockholders'
                equity                                 $300,886,831   $273,550,527
                                                        ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                         Consolidated Statements of Income
                    Years ended December 31, 1998, 1997 and 1996
                                               1998         1997          1996
                                               ----         ----          ----
Interest income:
  Interest and fees on loans               $13,167,815   $13,138,908   $12,430,327
  Interest and dividends on securities:
    Taxable interest                         5,790,375     5,181,809     4,565,311
    Nontaxable interest                        482,473       325,868       120,553
    Dividends                                   64,106        59,350        54,248
  Interest on federal funds sold             1,155,014       464,016       590,663
                                            ----------    ----------    ----------
              Total interest income         20,659,783    19,169,951    17,761,102
                                            ----------    ----------    ----------
Interest expense:
  Interest on deposits                       6,649,308     6,139,134     5,840,445
  Interest on federal funds purchased and
    securities sold under repurchase
    agreements                               1,025,804       756,088       527,313
                                            ----------    ----------    ----------
               Total interest expense        7,675,112     6,895,222     6,367,758
                                            ----------    ----------    ----------
Net interest income                         12,984,671    12,274,729    11,393,344
                                            ----------    ----------    ----------
Provision for possible loan losses
  (Note 4)                                           0             0             0
                                            ----------    ----------    ----------
Net interest income after provision
  for possible loan losses                  12,984,671    12,274,729    11,393,344
                                            ----------    ----------    ----------
Noninterest income:
  Merchant credit card processing
    assessments                              1,194,584     1,028,404       855,488
  Service charges                              590,255       611,089       612,786
  Other charges, commissions and fees        1,107,893       883,316       899,481
  Gains on sales of loans, net                 224,388        41,744        21,105
  Gains (losses) on sales of securities, net         0         8,587        (9,460)
  Other                                         83,367        81,488        75,399
                                            ----------    ----------    ----------
              Total noninterest income       3,200,487     2,654,628     2,454,799
                                            ----------    ----------    ----------
Noninterest expense:
  Salaries and employee benefits (Note 7)    5,176,505     4,777,520     4,541,551
  Data processing                              618,438       584,125       582,334
  Occupancy                                    609,638       584,484       580,519
  Furniture and equipment                      458,120       409,897       362,453
  Credit card processing                     1,097,664       891,461       738,227
  Printing, stationery and supplies            259,901       289,061       198,313
  Marketing and advertising                    311,551       383,339       223,899
  Other                                      1,665,108     1,525,622     1,442,089
                                            ----------    ----------    ----------
               Total noninterest expense    10,196,925     9,445,509     8,669,385
                                            ----------    ----------    ----------
Income before income tax expense             5,988,233     5,483,848     5,178,758
Income tax expense                           2,182,472     2,053,989     2,026,660
                                            ----------    ----------    ----------
Net income                                 $ 3,805,761   $ 3,429,859   $ 3,152,098
                                            ==========    ==========    ==========
Earnings per common share (Note 1)         $      1.30   $      1.17   $      1.01
Weighted average number of shares
  outstanding                                2,938,360     2,940,158     3,113,388
                                            ==========     =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

                   Consolidated Statements of Comprehensive Income
                    Years ended December 31, 1998, 1997 and 1996
                                               1998         1997          1996
                                               ----         ----          ----
Net income                                 $ 3,805,761   $ 3,429,859   $ 3,152,098
                                            ----------    ----------    ----------
Other comprehensive income:
  Unrealized securities (losses) gains
   arising during period                      (173,276)      255,855        43,642
  Income tax benefit (expense) on
   securities (losses) gains during period      71,390      (106,103)      (18,216)
                                            ----------    ----------    ----------
  Net unrealized securities (losses)
   gains arising during period                (101,886)      149,752        25,426
                                            ----------    ----------    ----------
  Less: reclassification adjustment for
   securities (gains) losses included
   in income                                         0        (8,587)        9,460
  Income tax expense (benefit) on
   securities (gains) losses included
   in income                                         0         3,561        (3,949)
                                            ----------    ----------    ----------
  Net reclassification adjustment for
   securities (gains) losses included
   in net income                                     0        (5,026)        5,511
                                            ----------    ----------    ----------
Other comprehensive income                    (101,886)      144,726        19,915
                                            ----------    ----------    ----------
Comprehensive income                       $ 3,703,875   $ 3,574,585   $ 3,172,013
                                            ==========    ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Stockholders' Equity
                        Years ended December 31, 1998, 1997 and 1996
                                                                                         Accumulated
                                                                                            Other
                                     Common                 Undivided      Treasury      Comprehensive
                                     Stock       Surplus     Profits        Stock           Income
                                     -----       -------    ----------     --------      -------------
Balance, December 31, 1995       $ 7,998,045   $ 290,253   $11,463,544  $  (181,224)     $ (29,945)
  Net income                                                3,152,098
  Cash dividends declared
   ($.253 per share)                                         (788,684)
  Purchase of 257,665 shares
    of treasury stock                                                    (2,318,985)
  Reissuance of 33,731 shares
    of treasury stock                            84,327                     151,790
  Change in accumulated other
    comprehensive income (Note 1)                                                           19,915
--------------------------        ---------     -------     ---------     ---------      ---------
Balance, December 31, 1996        7,998,045     374,580    13,826,958    (2,348,419)       (10,030)
  Net income                                                3,429,859
  Cash dividends declared
   ($.285 per share)                                         (838,027)
  Purchase of 24,301 shares
    of treasury stock                                                      (291,612)
  Reissuance of 15,546 shares
    of treasury stock                            39,540                     110,479
  Change in accumulated other
    comprehensive income (Note 1)                                                          144,726
--------------------------        ---------     -------    ----------       -------        -------
Balance, December 31, 1997        7,998,045     414,120    16,418,790    (2,529,552)       134,696
  Net income                                                3,805,761
  Cash dividends declared
    ($.323 per share)                                        (949,690)
  Reissuance of 18,331 shares
    of treasury stock                           109,986                     164,979
  Change in accumulated other
    comprehensive income (Note 1)                                                         (101,886)
--------------------------        ---------     -------    ----------     ---------        -------
Balance, December 31, 1998       $7,998,045    $524,106   $19,274,861   $(2,364,573)      $ 32,810
                                  =========     =======    ==========     =========        =======

The accompanying notes are an integral part of these consolidated financial statements.

                        Consolidated Statements of Cash Flows
                     Years ended December 31, 1998, 1997 and 1996
                                                        1998            1997          1996
                                                        ----           ----          ----
Net income                                         $  3,805,761   $  3,429,859   $  3,152,098
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  Decrease (increase) in mortgage loans held
    for sale                                            843,044       (951,157)      (164,784)
  Premium on sale of mortgages                          193,368        162,766        325,139
  Depreciation and amortization                         834,209)       802,623        839,476
  Deferred income taxes                                  (6,691)        80,729         25,581
  (Decrease) increase in other liabilities             (192,937)        72,638       (230,258)
  (Decrease) increase in taxes payable                 (183,595)       (40,301)        85,239
  (Decrease) in interest payable                        (56,143)          (616)        (5,592)
  Decrease (increase) in other assets, net               23,449       (201,423)        74,150
  (Increase) decrease in interest receivable           (146,039)      (229,236)        42,708
                                                     ----------     ----------     ----------
                       Total adjustments              1,308,665       (303,977)       991,659
                                                     ----------     ----------     ----------
Net cash provided by operating activities             5,114,426      3,125,882      4,143,757
                                                     ----------     ----------     ----------
Cash flows used in investing activities:
  Purchases of securities held to maturity          (62,344,812)   (16,731,111)   (22,899,227)
  Purchases of securities available for sale         (5,482,625    (17,560,698)   (14,347,861)
  Maturities and principal repayments of
    securities held to maturity                      31,590,326     17,174,567     14,056,633
  Maturities and principal repayments of
    securities available for sale                    12,499,965      5,342,727      6,257,701
  Sales of securities held to maturity                        0      2,000,000              0
  Sales of securities available for sale                      0      2,913,737      3,507,742
  Net change in federal funds sold                   (2,400,000)    (3,300,000)    (5,400,000)
  Net change in loans and other real estate owned      (564,601)    (9,910,398)    (3,446,092)
  Sales of other real estate owned                      170,000         15,600        100,000
  Acquisition of premises and equipment              (1,773,032)      (592,386)      (488,905)
                                                     ----------     ----------     ----------
    Net cash used in investing activities           (28,304,779)   (20,647,962)   (11,860,009)
                                                     ----------     ----------     ----------
Cash flows from financing activities:
  Net change in deposits                             21,620,201     15,606,665     10,142,004
  Net change in securities sold under
    repurchase agreements                             6,110,432      2,182,377      3,164,724
  Net change in federal funds purchased              (3,000,000)     3,000,000     (1,000,000)
  Purchase of treasury stock                                  0       (291,612)    (2,318,985)
  Reissuance of treasury stock                          274,965        150,019        236,117
  Dividends paid                                       (918,869)      (812,269)      (784,487)
                                                     ----------     ----------     ----------
    Net cash provided by financing activities        24,086,729     19,835,180      9,439,373
                                                     ----------     ----------     ----------
Net increase in cash and due from banks                 896,376      2,313,100      1,723,121
Cash and due from banks at beginning of year         16,704,667     14,391,567     12,668,446
                                                     ----------     ----------     ----------
Cash and due from banks at end of year              $17,601,043    $16,704,667    $14,391,567
                                                     ==========     ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1.  Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Community Bancorp, Inc. (the "Company"), a Massachusetts corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and its wholly-owned subsidiary, Community National Bank, (the "Bank"), a national banking association. The Bank has also formed Community Securities Corporation and Community Benefits Consulting, Inc. as wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

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

  Buildings................30 to 40 years
  Buildings and leasehold
   improvements.............5 to 25 years
  Furniture and equipment...3 to 10 years

Cash and due from banks

Included in cash and due from banks as of December 31, 1998 and 1997 is approximately $7,611,000 and $5,341,000, respectively, that is subject to Federal Reserve withdrawal restrictions.

Allowance for possible loan losses

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible loan losses. The allowance for possible loan losses is increased through a provision for possible loan losses charged to expense and decreased by charge-offs, net of recoveries. The provision is based on management's estimation of the amount necessary to maintain the allowance at an adequate level. Management's periodic evaluation of the adequacy of the allowance is based on specific credit reviews, past loan loss experience, current economic conditions and trends, known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and the volume, growth and composition of the loan port-folio. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary.

Effective January 1, 1995, the Company adopted Financial Accounting
Standards Board Statement No 114, "Accounting by Creditors for Impairment of a Loan" (SFAS No. 114). For purposes of this Statement, a loan is considered to be impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.
The Financial Accounting Standards Board also issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" (SFAS No. 118), which amended SFAS No. 114 by allowing creditors to use their existing methods of recognizing interest income on impaired loans.

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

Earnings per share

The Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" (SFAS No. 128), effective December 31, 1997. This Statement requires the presentation of "basic" earnings per share, which excludes the effect of dilution, and "diluted" earnings per share, which includes the effect of dilution. The Company's "basic" and "diluted" earnings per share computations are identical in 1998, 1997 and 1996, as there is no dilution effect. Earnings per share is based on the weighted average number of shares outstanding during the year.

Loan sales and loans held for sale

Gains and losses on sales of mortgage loans are recognized at the time of sale based on the difference between the selling price and the carrying value of the related loans sold. The gains and losses are increased or decreased by the present value of the difference (generally referred to as "excess servicing") between the interest rate on the loans sold, adjusted for a normal servicing fee and, in the case of mortgage-backed securities, a guaranty fee, and the agreed-upon yield to the buyer. The present value is computed over the estimated life of the loans sold, taking into account scheduled payments and estimated prepayments. At December 31, 1998 and 1997, loans held for sale totaled $1,330,278 and $2,173,322, respectively.

In accordance with Financial Accounting Standards Board Statement No. 122, "Accounting for Mortgage Servicing Rights" (SFAS No. 122) and No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (SFAS No. 125), the Company capitalizes the rights to service mortgage loans for others and assesses those rights for impairment based on the fair value of those rights.

Comprehensive Income

The Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" (SFAS No. 130), effective January 1, 1998. Components of comprehensive income are net income and all other non-owner changes in equity. The Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in the financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company has chosen to disclose comprehensive income in the Consolidated Statements of Comprehensive Income. Prior year data has been restated to conform to the requirements of SFAS No. 130.

Operating Segments

The Company adopted Financial Accounting Standards Board Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131), during 1998. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating seg-ments in interim financial reports issued to the stockholders. It also established standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company has one reportable segment: community banking. At present, the Company conducts no activities independent of the Bank. The Bank is engaged in substantially all of the business operations customarily conducted by an independent commercial bank in Massachusetts. Banking services offered include acceptance of checking, savings and time deposits, and the making of consumer, commercial, real estate and other loans. The Bank also offers official checks, traveler's checks, safe deposit boxes, electronic banking and bill payment services and other customary banking services to its customers.

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

2.  Securities

The book and estimated market values of securities at December 31, 1998 and 1997 were as follows:

                                                           1998
                               -----------------------------------------------------------
                                                Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Market
  to Maturity                    Cost           Gains           Losses            Value
  ---------------                ---------      ----------      ----------        -----
U.S. Government obligations    $   1,000,458  $       483     $         0     $  1,000,941
U.S. Government agencies
  and corporations                28,446,008      165,426               0       28,611,434
Obligations of states and
  political subdivisions          11,571,113      407,267               0       11,978,380
Mortgage-backed securities        46,041,010      222,979          22,312       46,241,677
                                ------------   ----------      ----------      -----------
                               $  87,058,589  $   796,155     $    22,312     $ 87,832,432
                                ============   ==========      ==========      ===========

                                                Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Market
  Available for Sale             Cost           Gains           Losses            Value
  ------------------             ---------      ----------      ----------        -----
U.S. Government obligations    $  13,011,174  $   154,136     $         0     $ 13,165,310
U.S. Government agencies
 and corporations                  2,990,631       38,919               0        3,029,550
Mortgage-backed securities        14,573,840       70,439         207,693       14,436,586
Other securities                   1,053,956            0               0        1,053,956
                                ------------   ----------      ----------      -----------
                               $  31,629,601  $   263,494     $   207,693     $ 31,685,402
                                ============   ==========      ==========      ===========

                                 -11-

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
                                ============   ==========      ==========      ===========


The book and estimated market value of securities at December 31, 1998 by contractual maturity are shown in the following table. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              Securities Held to Maturity      Securities Available for Sale
                              ---------------------------      -----------------------------
                                 Amortized         Market         Amortized        Market
                                 Cost              Value          Cost             Value
                                 ---------         -----          ---------        -----
Within one year                $ 1,415,360    $ 1,415,940       $ 9,007,990    $ 9,067,800
One to five years               25,176,040     25,325,408         6,993,815      7,127,060
Five to ten years                5,246,875      5,295,896                 0              0
Ten to fifteen years             9,179,236      9,553,511                 0              0
Mortgage-backed securities      46,041,078     46,241,677        14,573,840     14,436,586
Other securities                         0              0         1,053,956      1,053,956
                                -----------    ----------        ----------     ----------
                               $87,058,589    $87,832,432       $31,629,601    $31,685,402
                                ==========     ===========       ==========     ==========

Securities with a book value of $42,410,000 and $33,718,000 at December 31, 1998 and 1997, respectively, were pledged to secure public funds on deposit and for other purposes.

There were no sales of securities in 1998. Proceeds from sales of securities in 1997 were $4,914,737. Gross realized gains and losses on sales of securities in 1997 were $25,839 and $17,252, respectively. Realized gains or losses on sales of securities were determined by specific identification.

3.  Loans

The composition of the loan portfolio at December 31, 1998 and 1997 was as follows:

                                     1998           1997
                                     ----           ----
Commercial and industrial       $ 21,127,456   $ 18,065,586
Real estate - residential         55,054,776     54,211,465
Real estate - commercial          47,398,631     48,328,565
Real estate - residential
  construction                     2,794,688      4,868,265
Loans to individuals              13,196,604     13,571,431
Other                                651,787        794,541
                                 -----------    -----------
              Total loans       $140,223,942   $139,839,853
                                ============    ===========

Substantially all of the Company's loan portfolio is collateralized by assets in the New England region, especially central Massachusetts. The Company generally requires collateral when extending credit and, with respect to loans secured by real estate, Company policy requires appropriate appraisals and repayment sources.

Total impaired loans at December 31, 1998 and 1997 that required a related allowance were $120,728 and $0, respectively, and the allowance allocated to such loans was $41,250 and $0, respectively. In addition, at December 31, 1998 and 1997, the Company had impaired loans of $792,423 and $632,569, respectively, that did not require a related allowance. Interest payments on impaired loans are recorded as principal reductions if the remaining loan balance is not expected to be repaid in full. If full collection of the remaining loan balance is expected, interest payments are recognized as interest income on a cash basis. Impaired loans averaged $813,447 and $649,075 during 1998 and 1997, respectively. The Company recorded interest income on impaired loans of $82,456 during 1998 and $19,475 during 1997.

At December 31, 1998 and 1997, accruing loans 90 days or more past due totaled $1,404 and $239,050, respectively, and nonaccruing loans totaled $913,151 and $632,569, respectively. There were no troubled debt restructurings at December 31, 1998 or 1997. The reduction of interest income associated with nonaccrual and restructured loans for the years ended December 31, 1998, 1997 and 1996 was as follows:

                                         1998         1997         1996
                                         ----         ----         ----
Interest income per original terms    $ 146,326    $ 143,869    $ 220,029
Income recognized                        89,456       19,475       42,411
                                       --------     --------     --------
Foregone interest income              $  63,870    $ 124,394    $ 177,618
                                       ========     ========     ========

4.  Allowance for Possible Loan Losses

Activity in the allowance for possible loan losses for the years ended December 31, 1998, 1997 and 1996 was as follows:


Balance, December 31, 1995                  $3,455,098
Provision for possible losses                        0
Charge-offs                                   (230,545)
Recoveries                                     257,152
                                             ---------
Balance, December 31, 1996                   3,481,705
Provision for possible losses                        0
Charge-offs                                   (366,139)
Recoveries                                      99,993
                                             ---------
Balance, December 31, 1997                   3,215,559
Provision for possible losses                        0
Charge-offs                                   (303,525)
Recoveries                                      68,978
                                             ---------
Balance, December 31, 1998                  $2,981,012
                                             =========


5.  Premises and Equipment

The composition of premises and equipment at December 31, 1998 and 1997 was as follows:

                                                   1998              1997
                                                   ----              ----
Premises                                       $ 5,985,628       $  5,057,478
Equipment                                        2,961,737          2,935,940
                                                ----------        -----------
                                                 8,947,365          7,993,418
Less accumulated depreciation and
  amortization                                   3,370,576          3,355,453
                                                ----------        -----------
                                               $ 5,576,789       $  4,637,965
                                                ==========        ===========

Total depreciation and amortization expense for the years ended December 31, 1998, 1997 and 1996 was $834,209, $802,623 and $746,120, respectively, and is included in data processing, occupancy and furniture and equipment expense. In December of 1998 the Bank purchased a branch office in Framingham, Massachusetts which is expected to open in the spring of 1999.

6.  Income Taxes

The components of income tax expense for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                     1998           1997           1996
                                     ----           ----           ----
Current:
  Federal                       $  1,713,257    $ 1,531,216    $ 1,508,248
  State                              475,906        442,044        492,831
                                  ----------     ----------     ----------
    Total current                  2,189,163      1,973,260      2,001,079
                                  ----------     ----------     ----------
Deferred:
  Federal                            (10,307)        54,614          6,430
  State                                3,616         26,115         19,151
                                  ----------     ----------     ----------
    Total deferred                    (6,691)        80,729         25,581
                                  ----------     ----------     ----------
    Total                       $  2,182,472    $ 2,053,989    $ 2,026,660
                                  ==========     ==========     ==========

The difference between the income tax provision computed by applying the statutory federal income tax rate of 34% to income before income taxes and the cumulative effect of a change in accounting principle and the actual income tax provision is summarized as follows:

                                     1998            1997           1996
                                     ----            ----           ----
Income tax expense
  at statutory rates            $ 2,035,999     $ 1,864,508    $ 1,760,833
State income taxes, net of
  federal income tax benefit        316,485         308,984        337,908
Tax-exempt interest                (175,993)       (132,117)       (69,794)
Other, net                            5,981          12,614         (2,287)
                                  ----------     ----------     ----------
                                $ 2,182,472     $ 2,053,989    $ 2,026,660
                                  ==========     ==========     ==========

The Company has recorded a net deferred tax asset of $652,980. Realization is dependent on the generation of sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that the full amount of the net deferred tax asset will be realized. However, the amount realizable could be reduced if estimates of future taxable income are reduced.

At December 31, 1998 and 1997, the Company's net deferred tax asset, as presented in the accompanying consolidated balance sheets, consisted of the following components:

                                                   1998             1997
                                                   ----             ----
Gross deferred tax asset:
  Provision for possible loan losses           $  899,555       $  899,555
  Employee benefits and other
    compensation arrangements                     328,752          381,227
  OREO write-downs                                      0           20,600
  Other                                            20,003           14,491
                                                ---------        ---------
                                                1,248,310        1,315,873

Gross deferred tax liability:
  Accelerated tax depreciation                   (228,531)        (377,005)
  Other                                          (366,799)        (366,948)
                                                ---------        ---------
                                                 (595,330)        (743,953)
                                                ---------        ---------
Net deferred tax asset                         $  652,980       $  571,920
                                                =========        =========

7.   Employee Benefits

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

In accordance with Financial Accounting Standards Board Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132), which the Company adopted during 1998, the following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1998 and 1997:

                                                     1998            1997
                                                     ----            ----
Change in benefit obligation:
  Benefit obligation at beginning of year        $(3,161,057)    $(2,732,471)
  Service cost                                      (247,666)       (213,920)
  Interest cost                                     (226,980)       (202,397)
  Actuarial gain                                    (265,151)        (78,096)
  Benefits paid                                      149,112          65,827
                                                   ---------       ---------
  Benefit obligation at end of year               (3,751,742)     (3,161,057)
                                                   ---------       ---------

Change in plan assets:
  Fair value of assets at beginning of year        2,831,044       2,277,087
  Actual return on plan assets                      (166,661)        419,388
  Employer contributions                             483,121         200,396
  Benefits paid                                     (149,112)        (65,827)
                                                   ---------       ---------
  Fair value of plan assets at end of year       $ 2,998,392     $ 2,831,044
                                                   =========       =========


The following weighted-average assumptions were used in accounting for the Company's pension plan for the years ended December 31, 1998 and 1997:


                                                     1998            1997
                                                     ----            ----
Discount rate                                        6.50%           7.25%
Expected return on plan assets                       8.00%           8.00%
Rate of compensation increase                        4.00%           5.00%


Net periodic benefit cost for the years ended December 31, 1998 and 1997 included the following components:

                                                     1998            1997
                                                     ----            ----
Service cost                                     $   247,666     $   213,920
Interest cost                                        226,980         202,397
Expected return on plan assets                      (228,798)       (188,254)
Amortization of prior service cost                     1,380           1,380
Amortization of transition obligation                 (8,954)         (8,954)
Amortization of unrecognized gain                          0           6,481
                                                   ---------       ---------
Net periodic benefit cost                        $   238,274     $   226,970
                                                   =========       =========


The Company has an Employee Stock Ownership Plan (ESOP) that enables eligible employees to own common stock. Annual cash contributions of $70,000 were made to the ESOP in 1998, 1997 and 1996.

The Company implemented a 401(k) plan in 1989, covering all eligible employees. The Company matches a percentage of each participant's annual contribution to the plan as determined by the Board of Directors each year. Compensation expense recorded in 1998, 1997 and 1996 related to this plan was approximately $81,400, $78,900 and $61,400, respectively.


8.  Commitments

The Company leases branch offices and equipment under noncancelable agreements expiring at various dates through 2008 that require various minimum annual rentals. The total future minimum rental commitments at December 31, 1998 aggregate $1,146,502. Rental commitments for each of the next five fiscal years and thereafter are as follows:

    1999             $210,404
    2000              199,004
    2001              164,982
    2002              144,162
    2003               66,150
    Thereafter        361,800

Rental expense totaled approximately $185,000, $170,000 and $149,000, for 1998, 1997 and 1996, respectively. The Bank has contracted to lease a branch office in Sudbury, Massachusetts beginning in the second quarter of 1999. The rental commitment for that branch is included in the figures above.

9.  Loans to Related Parties

The schedule below discloses indebtedness of certain parties related to the
Company:

          Balance                                           Balance
          January 1       New Loans         Repayments      December 31
          ----------      ---------         ----------      -----------
1997     $ 5,618,569     $  787,285        $   625,805      $ 5,780,049
1998     $ 5,780,049     $1,373,994        $ 1,613,213      $ 5,540,830


These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

10.  Deposits

Deposits consisted of the following at December 31, 1998 and 1997:

                                                    1998              1997
                                                    ----              ----
Demand deposits                                $ 60,511,257       $ 55,678,794
Money-market deposits                            25,419,293         25,721,390
NOW and FlexValue deposits                       36,319,201         30,079,576
Cash management investment deposits              22,238,050         15,580,137
Savings deposit                                  36,059,685         34,813,944
Time certificates of deposit in
  denominations of $100,000 or more              19,130,242         21,183,954
Other time deposits                              54,731,007         49,730,739
                                                -----------        -----------
                                               $254,408,735       $232,788,534
                                                ===========       ============

11.  Condensed Financial Information of Community Bancorp, Inc.

The following tables disclose certain parent-company-only financial information at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998:

                               Balance Sheets
                                                            1998             1997
                                                            ----             ----
Assets:
  Cash and cash equivalents                            $    366,631     $     92,421
  Investment in subsidiary, at equity                    25,066,007       22,309,350
  Other assets                                              250,290          219,469
                                                         ----------       ----------
               Total assets                            $ 25,682,928     $ 22,621,240
                                                        ===========       ==========
Liabilities and stockholders' equity:
  Other liabilities                                    $    217,679     $    185,141
                                                         ----------       ----------
               Total liabilities                            217,679          185,141
                                                         ----------       ----------
Stockholders' equity:
  Preferred stock, $2.50 par value, 100,000
    shares authorized, none issued or outstanding

  Common stock, $2.50 par value, 12,000,000 shares
    authorized, 3,199,218 shares issued,
    2,944,588 shares outstanding, (2,926,257 shares
    outstanding at December 31, 1997)                     7,998,045        7,998,045

  Surplus                                                   524,106          414,120
  Undivided profits                                      19,274,861       16,418,790
  Treasury stock at cost, 254,630 shares
    (272,961 shares at December 31, 1997)                (2,364,573)      (2,529,552)
  Accumulated other comprehensive income                     32,810          134,696
                                                         ----------       ----------
     Total stockholders' equity                          25,465,249       22,436,099
                                                         ----------       ----------
     Total liabilities and stockholders' equity         $25,682,928      $22,621,240
                                                        ===========       ==========

                               Statements of Income
                                                         Years ended December 31,
                                               ------------------------------------------
                                                    1998          1997            1996
                                                    ----          ----            ----
Income:
  Dividends from subsidiary bank               $   949,690   $    979,641   $  2,407,668
  Other income                                     341,027        326,669        322,048
                                               -----------    -----------     ----------
    Total income                                 1,290,717      1,306,310      2,729,716
                                               -----------    -----------     ----------
Expenses:
  Other                                            343,499        344,822        324,478
                                               -----------    -----------     ----------
    Total expenses                                 343,499        344,822        324,478
                                               -----------    -----------     ----------
Income before undistributed net income of
  subsidiary bank                                  947,218        961,488      2,405,238
Equity in undistributed net income of
  subsidiary bank                                2,858,543      2,468,371        746,860
                                               -----------    -----------     ----------
       Net income                             $  3,805,761   $  3,429,859   $  3,152,098
                                               ===========    ===========    ===========

                           Statements of Cash Flows
                                                          Years ended December 31,
                                                -----------------------------------------
                                                    1998          1997            1996
                                                    ----          ----            ----
Cash flows from operating activities:
  Net income                                   $  3,805,761   $  3,429,859   $  3,152,098
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Equity in undistributed net income
        of subsidiary bank                       (2,858,543)    (2,468,371)      (746,860)
      Increase in other assets                      (30,821)        (2,935)       (26,997)
      Increase (decrease) in other liabilities       32,538         (8,698)        21,441
                                                 ----------     ----------     ----------
           Total adjustments                     (2,856,826)    (2,480,004)      (752,416)
                                                 ----------     ----------     ----------
Net cash provided by operating activities           948,935        949,855      2,399,682
                                                 ----------     ----------     ----------
Cash flows from financing activities:
  Purchase of treasury stock                              0       (291,612)    (2,318,985)
  Reissuance of treasury stock                      274,965        150,019        236,117
  Dividends declared                               (949,690)      (838,027)      (788,684)
                                                 ----------     ----------     ----------
    Net cash used in financing activities          (674,725)      (979,620)    (2,871,552)
                                                 ----------     ----------     ----------
    Net increase (decrease) in cash
      and cash equivalents                          274,210        (29,765)      (471,870)
Cash and cash equivalents at beginning of year       92,421        122,186        594,056
                                                 ----------     ----------     ----------
Cash and cash equivalents at end of year       $    366,631   $     92,421   $    122,186
                                                 ==========     ==========    ===========

Cash and cash equivalents consist of a money market demand deposit account on deposit with the subsidiary bank.

The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. During 1999, Community National Bank can, under this formula, declare dividends to Community Bancorp, Inc. of approximately $5,469,000, plus an additional amount equal to the Bank's net profit for 1999, up to the date of any such dividend declaration, without the approval of the Comptroller of the Currency.

12.  Financial Instruments With Off-Balance-Sheet Risk

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

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1998 and 1997 was as follows:

                                                  1998             1997
                                                  ----             ----
Commitments to extend credit:
  Fixed-rate (6.99% to 10.00%)               $  1,241,424     $  1,394,116
  Adjustable rate                              36,125,831       38,754,983

Standby letters of credit                    $    615,530     $    629,086
                                              ===========      ===========

Commitments to extend credit on a fixed-rate basis expose the Company to a certain amount of interest rate risk if market rates of interest substantially increase during the commitment period.

The Company has also sold mortgage loans with recourse in the event of the default of the borrower. Loans sold with recourse are accounted for as sales in the accompanying financial statements, with provisions made for anticipated losses under the recourse provisions. At December 31, 1998 and 1997, the outstanding balance of such mortgages totaled approximately $254,000 and $272,000, respectively.

Fees associated with the Company's off-balance-sheet financial instruments are minimal; therefore, the fair value of off-balance-sheet financial instruments is not material.

13.  Loan Servicing Asset

The loan servicing asset, included in other assets, represents the estimated present value of the interest rate differential resulting from the sale of loans with servicing rights retained. This amount is amortized over the estimated lives of the underlying loans sold. The loan servicing asset is also reduced by a charge to earnings if actual prepayments exceed estimated prepayments. The loan servicing asset totaled $157,569 and $350,937 at December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, the Company was servicing mortgage loans for others of approximately $108,181,000 and $118,137,000, respectively.

14.  Regulatory Capital

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 1998 and 1997, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Bank must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios at December 31, 1998 and 1997 are presented in the following table (dollars are in thousands):

                                                                To Be Well Capitalized
                                              For Capital       Under Prompt Corrective
                            Actual          Adequacy Purposes      Action Provisions
                        ---------------     -----------------   -----------------------
                        Amount    Ratio     Amount      Ratio       Amount      Ratio
                        ------    -----     ------      -----       ------      -----
As of December 31, 1998:

Company (consolidated):
  Total capital
  (to risk-weighted                                   >
  assets)               $27,434   17.08%    $12,850   -  8.00%       N/A         N/A

  Tier 1 capital
  (to risk-weighted                                   >
  assets)                25,414   15.82%      6,425   -  4.00%       N/A         N/A

  Tier 1 capital                                      >
  (to average assets)    25,414    8.78%     11,584   -  4.00%       N/A         N/A

Bank:
  Total capital
  (to risk-weighted                                   >                       >
  assets)                27,035   16.83%     12,850   -  8.00%     $16,063    -  10.00%

  Tier 1 capital
  (to risk-weighted                                   >                       >
  assets)                25,015   15.57%      6,425   -  4.00%       9,638    -   6.00%

  Tier 1 capital                                      >                       >
  (to average assets)    25,015    8.64%     11,584   -  4.00%      14,480    -   5.00%



As of December 31, 1997:

Company (consolidated):
  Total capital
  (to risk-weighted                                   >
  assets)               $24,234   15.75%    $12,312   -  8.00%       N/A         N/A

  Tier 1 capital
  (to risk-weighted                                   >
  assets)                22,295   14.49%      6,156   -  4.00%       N/A         N/A

  Tier 1 capital                                      >
  (to average assets)    22,295    8.67%     10,283   -  4.00%       N/A         N/A

Bank:
  Total capital
  (to risk-weighted                                   >                       >
  assets)                24,108   15.66%     12,312   -  8.00%     $15,390    -  10.00%

  Tier 1 capital
  (to risk-weighted                                   >                       >
  assets)                22,168   14.40%      6,156   -  4.00%       9,234    -   6.00%

  Tier 1 capital                                      >                       >
  (to average assets)    22,168    8.62%     10,283   -  4.00%      12,853    -   5.00%



15.  Disclosures about Fair Value of Financial Instruments

In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS No. 107). This statement requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

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

Off-balance-sheet instruments: The fair value of lending commitments discussed in Note 12 is not considered material nor has it been reflected in the estimation of the fair value of the related loans.

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

The carrying amount and estimated fair values of the Bank's financial instruments at December 31, 1998 and 1997 are as follows:

                                                            1998
                                               -----------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and cash equivalents                    $ 34,601,043      $ 34,601,043
  Securities                                    118,743,991       119,517,834
  Loans, including held for sale, net           138,573,208       141,091,987


Financial instrument liabilities:
  Deposits                                      254,408,735       254,796,482
  Short-term borrowings                          19,747,496        19,747,496


                                                            1997
                                               ------------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and cash equivalents                    $ 31,304,667      $ 31,304,667
  Securities                                     95,184,390        95,284,489
  Loans, including held for sale, net           138,797,615       140,905,729

Financial instrument liabilities:
  Deposits                                      232,788,534       232,248,046
  Short-term borrowings                          16,637,064        16,637,064


[The following report appears on Arthur Andersen LLP letterhead]


                 Report of Independent Public Accountants


To the Board of Directors and Stockholders of Community Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Community Bancorp, Inc. (a Massachusetts corporation) and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, shareholders' investment and cash flows for the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Boston, Massachusetts
January 25, 1999

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

The Company recorded net income of $3,805,761 for the year ended December 31, 1998, representing an increase of $375,902 or 11.1% over $3,429,859 recorded in 1997. Earnings per share of $1.30 for the current period compared to $1.17 for the year ended December 31, 1997. The improvement in net income resulted primarily from increases in net interest income and noninterest income, partially offset by an increase in noninterest expense.

Deposits of $254,408,735 at December 31, 1998 increased by $21,620,201 or 9.3% from $232,788,534 at December 31, 1997. The increase occurred primarily in interest bearing categories and secondarily in noninterest bearing categories.

Loans of $140,223,942 at December 31, 1998 increased by $384,089 or .3% from $139,839,853 at December 31, 1997. Noncurrent loans (nonaccrual loans and loans 90 days or more past due but still accruing) totaled $914,555 and $871,619 at December 31, 1998 and 1997, respectively. There were no accruing troubled debt restructurings at December 31, 1998 or 1997. Other real estate owned of $0 at December 31, 1998 compared to $170,000 at December 31, 1997.

Assets of $300,886,861 at December 31, 1998 represented a $27,336,304 or 10.0%
increase over $273,550,527 at December 31, 1997.

1998 Compared to 1997

Interest income for the year ended December 31, 1998 was $20,659,783, representing an increase of $1,489,832 or 7.8% over $19,169,951 for the year ended December 31, 1997, primarily due to a $30,001,910 or 12.6% increase in average earning assets during 1998. The weighted average taxable equivalent yield on net earning assets was 7.81% and 8.14% in 1998 and 1997, respectively. Interest expense of $7,675,112 in 1998 represented an increase of $779,890 or 11.3% from $6,895,222 in 1997, primarily due to a $24,209,917 or
13.1% increase in average interest bearing liabilities during 1998. The weighted average cost of interest bearing liabilities was 3.67% in 1998 and 3.73% in 1997. Net interest income for 1998 was $12,984,671, representing an increase of $709,942 or 5.8% compared to $12,274,729 recorded in 1997.

Noninterest income for the year ended December 31, 1998 was $3,200,487, representing an increase of $545,859 or 20.6% from $2,654,628 in 1997. This increase resulted primarily from increases in merchant credit card processing, gains on sales of loans and other charges, commissions and fees, partially offset by reductions in service charges and gains on sales of securities.

Noninterest expense for the year ended December 31, 1998 of $10,196,925 represented an increase of $751,416 or 8.0% from $9,445,509 recorded during 1997. This increase was the result of increases in all primary noninterest expense categories.

There was no provision for possible loan losses in 1998 or 1997, reflecting management's continuing evaluation of the adequacy of the allowance for possible loan losses and its belief that the allowance is adequate. Management will continue its ongoing assessment of the adequacy of the allowance for possible loan losses during 1999 and may adjust the provision for possible loan losses if necessary.

Income tax expense of $2,182,472 for the year ended December 31, 1998 compared to $2,053,989 for 1997, the result of an increase in taxable income during the current period.

Net income of $3,805,761 for the year ended December 31, 1998 represented an increase of $375,902 or 11.0% over $3,429,859 recorded in 1997. The foregoing discussion summarized the primary components of this increase in earnings.

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

There was no provision for possible loan losses in 1997 or 1996, reflecting management's continuing evaluation of the adequacy of the allowance for possible loan losses and its belief that the allowance is adequate.

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

Allowance for Possible Loan Losses

The allowance for possible loan losses is maintained at a level believed by management to be adequate to absorb potential losses in the loan portfolio. Management's methodology in determining the adequacy of the allowance considers specific credit reviews, past loan loss experience, current economic conditions and trends, known and inherent risks in the loan portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral and the volume, growth and composition of the loan portfolio. Each loan on the Company's internal Watch List is evaluated periodically to estimate potential loss. For loans with potential losses, the bank sets aside or allocates a portion of the allowance against such potential losses. For the remainder of the loan portfolio, unallocated allowance amounts are determined based on judgments regarding the type of loan, economic conditions and trends, potential exposure to loss and other factors. When specific loans, or portions thereof, are deemed to be uncollectible, those amounts are charged off against the allowance. Subsequent recoveries, if any, are credited to the allowance. At December
31, 1998 the allowance was $2,981,012, representing 2.1% of total loans, compared to $3,215,559, representing 2.3% of total loans at December 31, 1997.

Securities

The Company's securities portfolio consists of obligations of the U.S.
Treasury, U.S. Government sponsored agencies, mortgage backed securities and obligations of various municipalities. These assets are used in part to secure public deposits and as collateral for repurchase agreements.
Securities averaged $107.9 million for 1998, an increase of $15.3 million or 16.5% over $92.6 million for 1997. There were no sales of securities in 1998. All mortgage-backed securities in the securities portfolio have been issued by U.S. Government sponsored agencies. Management believes no other-than-temporary impairment has occurred with regard to any security in the securities portfolio. The Company's adequate liquidity position provides the ability to hold all currently owned securities to maturity.

Liquidity and Capital Resources

The Company's principal sources of liquidity are customer deposits, amortization and pay-offs of loan principal and amortization and maturities of securities. These sources provide funds for loan originations, the purchase of securities and other activities. Deposits are considered a relatively stable source of funds. At December 31, 1998 and 1997, deposits were $254.4 million and $232.8 million, respectively. Management anticipates that deposits will increase moderately during 1999.

Of the Company's $118.7 million in securities at December 31, 1998, $10.5 million or 8.8% mature within one year. As a nationally chartered member of the Federal Reserve System, the Bank has the ability to borrow funds from the Federal Reserve Bank of Boston by pledging certain of its investment securities as collateral. Also, the Bank is a member of the Federal Home Loan Bank which provides additional borrowing opportunities.

Bank regulatory authorities have established a capital measurement tool called Tier 1 leverage capital. A 4.00% ratio of Tier 1 leverage capital to assets now constitutes the minimum capital standard for most banking organizations. At December 31, 1998 and 1997, the Company's Tier 1 leverage capital ratio was 8.45% and 8.15%, respectively. Regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% and a minimum ratio of total capital to risk-weighted assets of 8.00%. At December 31, 1998, the Company's Tier 1 and total risk-based capital ratios were 15.82% and 17.08%, respectively. At December 31, 1997 the Company's Tier 1 and total risk-based capital ratios were 14.49% and 15.75%, respectively. The Bank is categorized as "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (F.D.I.C.I.A.).

Year 2000

The following Year 2000 statements constitute a Year 2000 Readiness Disclosure within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998.

The Company, like most users of computers, computer software, and equipment utilizing embedded microcontrollers, may be affected by the Year 2000 date change. The Company recognized the importance of this issue in 1996 and formally established an internal Year 2000 Committee in 1997, chaired by a member of the Company's senior management team, to assess all systems to ensure that they will function properly. This process involves five separate phases: awareness, assessment, renovation, validation and implementation.

The Company's Year 2000 Committee established a schedule specifying the completion dates for each of the process's five phases. During 1997, the Committee completed the systems assessment phase, identifying each internal system that could potentially be affected by the Year 2000 issue. Those systems were then designated as either mission-critical or non-mission-critical. Mission-critical systems are defined by the Company as being vital to the successful continuance of core business activities.
The Company has determined that its only mission-critical system is its mainframe data processing system. The mainframe system has been certified by its respective hardware and software vendors as being Year 2000 compliant. In addition, the Company contracted with a qualified consulting firm to independently test the mainframe system for Year 2000 compatibility. That testing has verified that the mainframe system is Year 2000 compliant.

For all non-mission-critical systems that could be affected by the Year 2000 issue, action plans have been designed which set forth the process for determining whether or not those systems are compliant. Those determinations involve obtaining compliance certifications from vendors wherever possible and by validation testing conducted by the Company. A similar procedure is being followed for external systems and services the bank obtains from third parties. Testing of those third party systems for Year
2000 compliance began during fourth quarter of 1998 and is expected to be completed by March 31, 1999.

When the results of the Company's validation testing reveals that a particular system or service is not Year 2000 compliant, a specific deadline is established by which time that system or service must be brought into compliance. Contingency plans have been formulated to either upgrade such systems in order to meet Year 2000 compliance requirements, replace them with systems that are certified as compliant, or establish alternative processing arrangements. Those contingency plans document the action the Company will take for each such non-compliant system. At December 31, 1998, the Company was in the "validation" and "implementation" phases of this process.

In certain cases, however, such as the potential loss of electrical power or telecommunications services due to Year 2000 problems, testing by the Company is either not practical or not possible. In those cases, detailed contingency plans have been designed that specify how the Company will deal with each such potential situation.

The Year 2000 issue presents several potential risks to the Company. The banking transactions of the Company's customers are processed by its internal mainframe data processing system. The failure of that system to function as a result of the millennium date change could result in the Company's inability to process customer transactions in the usual manner.
In that event, the Company could potentially lose customers to other financial institutions, resulting in a loss of revenue. A number of the Company's borrowers utilize computers and computer software to varying degrees in conjunction with the operation of their businesses. The customers and suppliers of those businesses may utilize computers as well. Should the Company's borrowers, or the businesses on which they depend, experience Year 2000 related computer problems, such borrowers' cash flow could be disrupted, adversely affecting their ability to repay their loans with the Company. As of December 31, 1998, the Company had assessed its Year 2000 exposure to credit customers through the use of questionnaires and personal interviews. Management's determination of the potential impact the Year 2000 issue could have on those customers' ability to continue servicing their debt in a satisfactory manner is factored into the Company's credit risk rating system.

Similar problems could affect certain of the Company's business depositors, potentially causing interruptions in their cash flow that could result in their inability to maintain historical deposit balance levels in their accounts. Such an event could result in the reduction of deposit balances available to the Company for loans, investments, etc. Concern on the part of some depositors that Year 2000 related problems could impair access to their deposit balances following the millennium date change could result in the Company experiencing a deposit outflow prior to December 31, 1999. The potential increase in cash requirements has been estimated and factored into the Company's analysis of projected future liquidity needs.

Certain utility services, such as electrical power and telecommunications services, could be disrupted if those services experience Year 2000 related problems. Also, should Year 2000 related problems occur which cause any of the Company's systems, or the systems of certain third parties upon which the Company depends, to become inoperative, increased personnel costs could be incurred if additional staff is required to perform functions that the inoperative systems would have otherwise performed. The Company has designed contingency plans to address such potential occurrences.

As a nationally chartered financial institution, the Company and its subsidiary, Community National Bank, are regulated by agencies of the federal government. Federal bank regulators have established specific guidelines and timetables for all nationally chartered financial institutions to follow in addressing the Year 2000 issue. The Company's Year 2000 contingency plans follow those requirements. As of December 31, 1998, the Company is in compliance with all Year 2000 guidelines and timetables mandated by the banking regulators, and it is on schedule with its own internal preparedness efforts.

The Company believes it is not possible to estimate the potential lost revenue due to the Year 2000 issue, as the extent and longevity of such potential problems cannot be predicted. However, the Company believes it will be able to modify or replace any affected systems in time to minimize any detrimental effects on its operations. A number of Year 2000 compliant systems have already been installed or are in the process of being installed. The Company's estimated total cost to replace computer equipment, software programs, or other equipment containing embedded microprocessors that were not Year 2000 compliant is approximately $200,000. As of December 31, 1998, approximately $57,500 of that amount has been incurred. System maintenance or modification costs are being expensed as incurred, while the cost of new hardware, software, or other equipment will be capitalized and amortized over their useful lives.


Asset/Liability Management and Interest Rate Risk

The Company has an asset/liability management committee which oversees all asset/liability management activities. The committee establishes general guidelines each year and meets regularly to review the Company's operating results, to measure and monitor interest rate risk and to make strategic changes when necessary.

It is the Company's general policy to reasonably match the rate sensitivity of its assets and liabilities in an effort to prudently manage interest rate risk. A common benchmark of this sensitivity is the one year gap position, which is a reflection of the difference between the speed and magnitude of rate changes of interest rate sensitive liabilities as compared with the Bank's ability to adjust the rates of it's interest rate sensitive assets in response to such changes. The Company's negative one-year cumulative gap position at December 31, 1998, which represents the excess of repricing liabilities versus repricing assets, was 1.7% expressed as a percentage of total assets.

[The following text appears on the inside back cover]


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

Joy A. Pare'
Administrative Officer

Compliance/Personnel/Legal
--------------------------
Grace L. Blunt, Esq.
Senior Vice President

Diane L. LeBlanc
Human Resources Officer

Retail Banking/Mortgage Division
--------------------------------
Richard K. Bennett
Senior Vice President

Nanci J. Pisani
Vice President

Elizabeth M. Tewksbary
Assistant Vice President

M. Jean Mickle
Branch Officer

Lois A. Seymour
Branc Officer

Nancy C. Tobin
Branch Officer

Peter Shinas
Business Development Officer

Raymond A. Murphy III
Facilities Officer

Cynthia M. Farrah
Marketing Officer

Lynda L. D'Orlando
Mortgage Officer

Sandra M. Borella
Mortgage Underwriting Officer

Clark Hooper
Security Officer

Financial Control
-----------------
Robert E. Leist
Senior Vice President

Commercial Banking Division
---------------------------
John P. Galvani
Senior View President

Christal M. Bjork
Vice President

Daniel L. Heney
Vice President

Linda Glaser
Assistant Vice President

Jennifer D. Vasquezi
Commercial Loan Officer

Operations/Data Processing and Electronic Banking
-------------------------------------------------
Janet A. Lyman
Senior Vice President

James P. Vasquezi
Vice President

Margaret M. Vasquezi
Assistant Vice President

Susan B. Gillespie
Operations Officer

Michelle M. Temple
Loan Servicing Officer

The Company's Securities and Exchange Commission filing on Form 10-K is available to our stockholders upon request.

[The following text appears on the back cover.]

Community Bancorp, Inc.
Parent company of Community National Bank

17 Pope Street
Hudson, Massachusetts  01749
tel  978-568-8321
fax  978-568-7129


[Community National Bank's logo appears in this space]

17 Pope Street
Hudson, Massachusetts 01749
tel  978-568-8321
fax  978-562-7129
cnb-mail@combanc.com
www.combanc.com
877-CNB-DIRECT

Acton
270 Great Road
tel  978-263-8376
fax  978-266-2610

Boxborough
629 Massachusetts Avenue
tel  978-264-9092
fax  978-266-2600

Concord
1134 Main Street
tel  978-369-5421
fax  978-371-6600

Hudson South
177  Broad Street
tel  978-568-8813
fax  978-568-2610

Loan Center
12 Pope Street, Hudson
tel  978-568-8321
fax  978-562-9984

Marlborough Center
96 Bolton Street
tel  978-485-5003
fax  978-229-4602

Marlborough East
500 Boston Post Road
tel  508-485-3599
fax  508-229-4601

Stow
159 Great Road
tel  978-461-1600
fax  978-461-1610

OPENING 1999:
Framingham
39 Edgell Road
tel  508-875-1333
fax  508-370-3885

Sudbury
450 Boston Post Road


flex24 LOCATIONS:

New England Sports Center
Donald Lynch Blvd., Marlborough

Shaw's Supermarket
Route 85, Hudson

Solomon Pond Mall
Donald Lynch Blvd., Marlborough

Member FDIC
Equal Opportunity Lender