Form 10-K405, Exhibit 13
period 1999-12-31
COMMUNITY BANCORP INC /MA/
filed 2000-03-27
CIK 742170

[The annual report front cover contains a color graphic and the following text.]


                           1999 Annual Report
                         Community Bancorp, Inc.

                Parent Company of Community National Bank

[The following text appears on the inside front cover.]


                          Table of Contents

Selected Consolidated Financial Data  - - - - - - - - - - -  1

Message to Stockholders and Friends - - - - - - - - - - - -  2

Consolidated Balance Sheets - - - - - - - - - - - - - - - -  4

Consolidated Statements of Income - - - - - - - - - - - - -  5

Consolidated Statements of Comprehensive Income  - - - - - - 6

Consolidated Statements of Stockholders' Equity - - - - - -  7

Consolidated Statements of Cash Flows - - - - - - - - - - -  8

Notes to Consolidated Financial Statements  - - - - - - - -  9

Report of Independent Public Accountants  - - - - - - - - - 24

Management's Discussion and Analysis of
Financial Condition and Results of Operations - - - - - - - 25

Directors & Officers  - - - - - - - - - - - - - - - - - - - Inside back cover

                                                Selected Consolidated Financial Data

                                         1999          1998          1997          1996          1995
                                         ----          ----          ----          ----          ----
Total assets                         $327,996,575  $300,886,831  $273,550,527  $250,002,458  $237,580,796
Total deposits                        276,422,308   254,408,735   232,788,534   217,181,869   207,039,865
Total net loans                       161,318,593   137,242,930   136,624,294   126,866,560   123,558,839
Allowance for possible loan losses      3,041,873     2,981,012     3,215,559     3,481,705     3,455,098
Total interest income                  21,840,725    20,659,783    19,169,951    17,761,102    16,917,624
Total interest expense                  7,829,668     7,675,112     6,895,222     6,367,758     6,284,750
Net interest income                    14,011,057    12,984,671    12,274,729    11,393,344    10,632,874
Gains (losses) on sales of securities           0             0         8,587        (9,460)            0
Provision for possible loan losses              0             0             0             0       120,000
Net income                              3,915,217     3,805,761     3,429,859     3,152,098     2,643,877
Earnings per share                           1.33          1.30          1.17          1.01          0.84
Dividends per share                         0.363         0.323         0.285         0.253         0.234


[Five-year bar graphs for the following categories appear in this space. Data for the graphs was obtained from the above table.]

Total Assets (in millions)
Net Income (in millions)
Earnings Per Share (in dollars)
Total Deposits (in millions)
Total Net Loans (in millions)
Net Interest Income (in millions)

To Our Stockholders and Friends


We are very pleased to report that Community Bancorp, Inc. and its subsidiary, Community National Bank, achieved another record-breaking year in 1999, while at the same time continued to plan for the future.
The Company recorded net income of $3,915,217 for the year, compared to $3,805,761 recorded in 1998. Earnings per share of common stock was $1.33, compared to $1.30 in the previous year. Although this increase in income is somewhat less than we have realized in previous years, it was achieved during a period in which the Company made a considerable investment in the future by opening two new Community National Bank branch offices, one in Framingham and the second in Sudbury. These new branches represent investments which are expected to enhance earnings in the coming years.

During 1999, Community Bancorp achieved a return on assets (ROA) of 1.25% and a return on equity (ROE) of 14.45%, comparing favorably to peer institutions. The Company's asset quality remains very high, and at year-end past due loans represented only 0.8% of total outstanding loans. As a result of our continued strong performance during the year, the Board of Directors increased the cash dividend to stockholders in each of the four quarters. Total dividends declared in 1999 were $.363 per share, representing a 12.4% increase over $.323 declared in 1998.

In order to expand our market and provide financial services to individuals and businesses in additional communities, during 1999 we focused our attention on new branches. In the spring, we opened our ninth branch office, at 35 Edgell Road in Framingham. Grand Opening celebrations included prizes and product specials. In December, we hosted the Metrowest Chamber of Commerce Holiday After Hours, which was very well received by the town's business community. Many of our staff members have familial roots in Framingham. Those community ties have contributed to our success in the past, and we look forward to the same success in Framingham.

In June of 1999, we opened our tenth branch office, at 450 Boston Post Road in Sudbury. After renovating and expanding an existing building that was previously in poor condition and detracted from the beauty of the town, our new facility adds considerably to the business district of the Sudbury community. The Grand Opening celebration consisted of product specials and a donation to the Goodnow Library, based on the number of new accounts opened during the promotional period. Both the Framingham and Sudbury branches were a natural extension of our current branch network. These additions allow us to offer products and services to a larger and more demographically diverse market area.

A "virtual" Internet branch, www.combanc.com, was also introduced during 1999. Although CNB's Internet web site has offered valuable banking information and the ability to open new accounts to the public for several years, our new Internet branch provides customers with 24 hour a day, 7 day a week interactive access to their accounts. The ability to obtain online balance information, transfer funds between accounts, view transaction listings, make loan payments, pay bills and better manage their finances has been very well received by our customers. The Internet branch also offers a wide array of banking products including deposits accounts, loans and lines of credit, as well as ancillary products such as debit and ATM cards. Most products can be applied for directly online.

The Internet branch will offer even more to our customers in 2000, with the introduction of TurboTax online tax preparation and filing services, 60-second loan approvals, investment research, and personalized shopping options. A series of marketing campaigns will be used to introduce these enhancements to our customers and the public.

During the summer of 1999, Community National Bank and a local market research firm conducted a customer "Satisfaction Survey" to gauge our customers' perceptions not only about our service level but our product line as well.
As in past years, CNB and its staff received high marks for the level of service we consistently offer to our customers across our market area. The research indicated that we outperform our peers in all areas of customer service, and our customers perceive our fees and minimum balance requirements to be among the most competitive in the area.

The hard work and diligent preparations on the part of Community National Bank's Year 2000 Committee resulted in the millennium date change being a relative non-event. Over the past several years, the committee had addressed every possible Y2K problem and prepared detailed contingency plans. We kept our customers informed of the committee's progress on a regular basis to allay any potential concerns. By the final week of December, our staff was ready to handle a significant increase in customer questions and concerns about Y2K, and we had prepared for an increase in cash withdrawals from customer accounts. However, our work and effort paid off and the ringing in of 2000 proved to be "business as usual". Customer service and account access were never interrupted, our ATMs performed properly and the transition into the New
Year proved to be flawless.

In keeping with our philosophy of providing our customers with innovative and beneficial financial services, we will be introducing an Investment Management and Trust Department during the first quarter of 2000. This new department will expand our product line and provide us with an exciting opportunity to develop new customer relationships and add value to our existing relationships. The Investment Management and Trust department will allow us to offer financial planning, investment management and trust services, while we continue to offer our current brokerage, mutual fund and insurance programs.

Each year, the Company's activities are designed with one overall purpose in mind: to enhance shareholder value through consistent, long-term earnings growth. That purpose continually guides us in all we do. We sincerely appreciate the support the shareholders have provided to the Board of Directors, management and staff over the years.


Sincerely,


/s/ James A. Langway                        /s/ Dennis F. Murphy, Jr.
--------------------                        -------------------------
James A. Langway                            Dennis F. Murphy, Jr.
President and Chief Executive Officer       Chairman of the Board

                          Consolidated Balance Sheets
                          December 31, 1999 and 1998
                                                           1999           1998
                                                        -----------   -----------
ASSETS
Cash and due from banks                                $ 21,010,959   $ 17,601,043
Federal funds sold                                        6,924,026     17,000,000
Securities available for sale at fair value (Note 2)     41,808,065     31,685,402
Securities held to maturity (fair value $84,164,551
 in 1999 and $87,832,432 in 1998) (Note 2)               86,225,017     87,058,589
Mortgage loans held for sale                                332,686      1,330,278

Loans (Notes 3 and 9)                                   164,360,466    140,223,942
Less allowance for possible loan losses
 (Notes 4 and 12)                                         3,041,873      2,981,012
                                                        -----------    -----------
               Total net loans                          161,318,593    137,242,930
Premises and equipment, net (Note 5)                      6,342,891      5,576,789
Other assets, net (Note 1)                                4,034,338      3,391,800
                                                        -----------    -----------
               Total assets                            $327,996,575   $300,886,831
                                                        ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits (Note 10):
       Noninterest bearing                             $ 68,082,062   $ 60,511,257
       Interest bearing                                 208,340,246    193,897,478
                                                        -----------    -----------
               Total deposits                           276,422,308    254,408,735
                                                        -----------    -----------
Securities sold under repurchase
 agreements and federal funds purchased                  21,766,424     19,747,496
Other liabilities (Note 7)                                1,496,572      1,265,351
                                                        -----------    -----------
               Total liabilities                        299,685,304    275,421,582
                                                        -----------    -----------
Commitments (Notes 8 and 12)
Stockholders' equity:
   Preferred stock, $2.50 par value, 100,000 shares
     authorized, none issued or outstanding
   Common stock, $2.50 par value, 12,000,000 shares
     authorized, 3,199,218 shares issued,
     2,960,912 shares outstanding, (2,944,588 shares
     outstanding at December 31, 1998)                    7,998,045      7,998,045
   Surplus                                                  638,619        524,106
   Undivided profits                                     22,116,681     19,274,861
   Treasury stock, at cost, 238,306 shares,
     (254,630 at December 31, 1998)                      (2,217,972)    (2,364,573)
   Accumulated other comprehensive (loss)
     income (Note 1)                                       (224,102)        32,810
                                                        -----------    -----------
               Total stockholders' equity                28,311,271     25,465,249
                                                        -----------    -----------
               Total liabilities and stockholders'
                equity                                 $327,996,575   $300,886,861
                                                        ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                         Consolidated Statements of Income
                    Years ended December 31, 1999, 1998 and 1997
                                               1999         1998          1997
                                               ----         ----          ----
Interest income:
  Interest and fees on loans               $13,947,164   $13,167,815   $13,138,908
  Interest and dividends on securities:
    Taxable interest                         6,427,831     5,790,375     5,181,809
    Nontaxable interest                        566,334       482,473       325,868
    Dividends                                   74,865        64,106        59,350
  Interest on federal funds sold               824,531     1,155,014       464,016
                                            ----------    ----------    ----------
              Total interest income         21,840,725    20,659,783    19,169,951
                                            ----------    ----------    ----------
Interest expense:
  Interest on deposits                       6,801,917     6,649,308     6,139,134
  Interest on federal funds purchased and
    securities sold under repurchase
    agreements                               1,027,751     1,025,804       756,088
                                            ----------    ----------    ----------
               Total interest expense        7,829,668     7,675,112     6,895,222
                                            ----------    ----------    ----------
Net interest income                         14,011,057    12,984,671    12,274,729
                                            ----------    ----------    ----------
Provision for possible loan losses
  (Note 4)                                           0             0             0
                                            ----------    ----------    ----------
Net interest income after provision
  for possible loan losses                  14,011,057    12,984,671    12,274,729
                                            ----------    ----------    ----------
Noninterest income:
  Merchant credit card processing
    assessments                              1,296,041     1,194,584     1,028,404
  Service charges                              589,697       590,255       611,089
  Other charges, commissions and fees        1,169,175     1,107,893       883,316
  Gains on sales of loans, net                  71,661       224,388        41,744
  Gains on sales of securities, net                  0             0         8,587
  Other                                         89,172        83,367        81,488
                                            ----------    ----------    ----------
              Total noninterest income       3,215,746     3,200,487     2,654,628
                                            ----------    ----------    ----------
Noninterest expense:
  Salaries and employee benefits (Note 7)    5,632,576     5,176,505     4,777,520
  Data processing and ATM network            1,010,383       953,841       807,568
  Occupancy                                    761,857       609,638       584,484
  Furniture and equipment                      370,549       385,150       342,466
  Credit card processing                     1,258,102     1,097,664       891,461
  Printing, stationery and supplies            280,008       259,901       289,061
  Professional fees                            420,423       387,635       431,195
  Marketing and advertising                    326,348       311,551       383,339
  Other                                      1,076,763     1,015,040       938,415
                                            ----------    ----------    ----------
               Total noninterest expense    11,137,009    10,196,925     9,445,509
                                            ----------    ----------    ----------
Income before income tax expense             6,089,794     5,988,233     5,483,848
Income tax expense                           2,174,577     2,182,472     2,053,989
                                            ----------    ----------    ----------
Net income                                 $ 3,915,217   $ 3,805,761   $ 3,429,859
                                            ==========    ==========    ==========
Earnings per common share (Note 1)         $      1.33   $      1.30   $      1.17
Weighted average number of shares
  outstanding                                2,954,800     2,938,360     2,940,158
                                            ==========     =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

                   Consolidated Statements of Comprehensive Income
                    Years ended December 31, 1999, 1998 and 1997
                                               1999         1998          1997
                                               ----         ----          ----
Net income                                 $ 3,915,217   $ 3,805,761   $ 3,429,859
                                            ----------    ----------    ----------
Other comprehensive income:
  Unrealized securities (losses) gains
   arising during period                      (434,930)     (173,276)      255,855
  Income tax benefit (expense) on
   securities (losses) gains during period     178,018        71,390)     (106,103)
                                            ----------    ----------    ----------
  Net unrealized securities (losses)
   gains arising during period                (256,912)     (101,886)      149,752
                                            ----------    ----------    ----------
  Less: reclassification adjustment for
   securities (gains) included in income             0             0        (8,587)
  Income tax expense on securities
   (gains) included in income                        0             0         3,561
                                            ----------    ----------    ----------
  Net reclassification adjustment for
   securities (gains) included in
   net income                                        0             0        (5,026)
                                            ----------    ----------    ----------
Other comprehensive (loss) income             (256,912)     (101,886       144,726
                                            ----------    ----------    ----------
Comprehensive income (Note 1)              $ 3,658,305   $ 3,703,875   $ 3,574,585
                                            ==========    ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Stockholders' Equity
                        Years ended December 31, 1999, 1998 and 1997
                                                                                         Accumulated
                                                                                            Other
                                     Common                 Undivided      Treasury      Comprehensive
                                     Stock       Surplus     Profits        Stock           Income
                                     -----       -------    ----------     --------      -------------
Balance, December 31, 1996      $ 7,998,045   $ 374,580   $13,826,958   $(2,348,419)    $  (10,030)
  Net income                                                3,429,859
  Cash dividends declared
   ($.285 per share)                                         (838,027)
  Purchase of 24,301 shares
    of treasury stock                                                      (291,612)
  Reissuance of 15,546 shares
    of treasury stock                            39,540                     110,479
  Change in accumulated other
    comprehensive income (Note 1)                                                          144,726
--------------------------        ---------     -------     ---------     ---------      ---------
Balance, December 31, 1997        7,998,045     414,120    16,418,790    (2,529,552)       134,696
  Net income                                                3,805,761
  Cash dividends declared
   ($.323 per share)                                         (949,690)
  Reissuance of 18,331 shares
    of treasury stock                           109,986                     164,979
  Change in accumulated other
    comprehensive income (Note 1)                                                         (101,886)
--------------------------        ---------     -------    ----------     ---------        -------
Balance, December 31, 1998        7,998,045     524,106    19,274,861    (2,364,573)        32,810
  Net income                                                3,915,217
  Cash dividends declared
    ($.363 per share)                                      (1,073,397)
  Purchase of 35 shares of
    treasury stock                                                             (630)
  Reissuance of 16,359 shares
    of treasury stock                           114,513                     147,231
  Change in accumulated other
    comprehensive income (Note 1)                                                         (256,912)
--------------------------        ---------     -------    ----------     ---------        -------
Balance, December 31, 1999       $7,998,045    $638,619   $22,116,681   $(2,217,972)     $(224,102
                                  =========     =======    ==========     =========        =======

The accompanying notes are an integral part of these consolidated financial statements.

                        Consolidated Statements of Cash Flows
                     Years ended December 31, 1999, 1998 and 1997
                                                        1999            1998          1997
                                                        ----            ----          ----
Net income                                         $  3,915,217   $  3,805,761   $  3,429,859
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  Decrease (increase) in mortgage loans held
    for sale                                            997,592        843,044       (951,157)
  Premium on sale of mortgages                          157,569        193,368        162,766
  Depreciation and amortization                         906,015        834,209        802,623
  Deferred (prepaid) income taxes                        91,991         (6,691)        80,729
  Increase (decrease) in other liabilities               82,050       (192,937)        72,638
  Increase (decrease) in taxes payable                   83,454       (183,595)       (40,301)
  Increase (decrease)in interest payable                 62,346        (56,143)          (616)
  (Increase) decrease in other assets, net             (361,070)        23,449       (201,423)
  (Increase) in interest receivable                    (365,378)      (146,039)      (229,236)
                                                     ----------     ----------     ----------
                       Total adjustments              1,654,569      1,308,665       (303,977)
                                                     ----------     ----------     ----------
Net cash provided by operating activities             5,569,786      5,114,426      3,125,882
                                                     ----------     ----------     ----------
Cash flows used in investing activities:
  Purchases of securities held to maturity          (23,815,119)   (62,344,812)   (16,731,111)
  Purchases of securities available for sale        (22,967,923)    (5,482,625)   (17,560,698)
  Maturities and principal repayments of
    securities held to maturity                      24,648,691     31,590,326     17,174,567
  Maturities and principal repayments of
    securities available for sale                    12,410,077     12,499,965      5,342,727
  Sales of securities held to maturity                        0              0      2,000,000
  Sales of securities available for sale                      0              0      2,913,737
  Net change in federal funds sold                   10,075,974     (2,400,000)    (3,300,000)
  Net change in loans                               (24,090,657)      (564,601)    (9,910,398)
  Sales of other real estate owned                            0        170,000         15,600
  Acquisition of premises and equipment              (1,672,117)    (1,773,032)      (592,386)
                                                     ----------     ----------     ----------
    Net cash used in investing activities           (25,411,074)   (28,304,779)   (20,647,962)
                                                     ----------     ----------     ----------
Cash flows from financing activities:
  Net change in deposits                             22,013,573     21,620,201     15,606,665
  Net change in securities sold under
    repurchase agreements                             2,018,928      6,110,432      2,182,377
  Net change in federal funds purchased                       0     (3,000,000)     3,000,000
  Purchase of treasury stock                               (630)             0       (291,612)
  Reissuance of treasury stock                          261,744        274,965        150,019
  Dividends paid                                     (1,042,411)      (918,869)      (812,269)
                                                     ----------     ----------     ----------
    Net cash provided by financing activities        23,251,204     24,086,729     19,835,180
                                                     ----------     ----------     ----------
Net increase in cash and due from banks               3,409,916        896,376      2,313,100
Cash and due from banks at beginning of year         17,601,043     16,704,667     14,391,567
                                                     ----------     ----------     ----------
Cash and due from banks at end of year              $21,010,959    $17,601,043    $16,704,667
                                                     ==========     ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements.


Supplemental Disclosures:

1. Interest paid was $7,767,322, $7,731,255 and $6,895,838 in 1999, 1998 and 1997, respectively.

2. Income tax paid was $2,091,123, $2,278,267 and $2,094,290 in 1999, 1998 and 1997, respectively.


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

At present, the Company conducts no activities independent of the Bank. The Bank has eight offices and is engaged in substantially all of the business operations normally conducted by an independent commercial bank in Massachusetts. Banking services offered include the acceptance of checking, savings, and time deposits, and the making of commercial, real estate, installment and other loans. The Bank also offers official checks, safe deposit boxes, Internet banking and bill payment services and other customary banking services to its customers.

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

Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost. Securities purchased to be held for indefinite periods of time and not intended to be held until maturity are classified as "available for sale" securities. Securities classified as available for sale are reported at fair value with unrealized gains and losses excluded from earnings and reported net of taxes in accumulated other comprehensive income. Securities held for indefinite periods of time include securities that management may use in conjunction with the Company's asset/liability in management program and that may be sold in response to changes in interest rates, prepayment risks or other economic factors. When securities classified as available for sale are sold, the adjusted cost of each specific security sold is used to calculate gains or losses on sale, which are included in earnings.

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization, which is computed by using both the straight-line and accelerated methods. Estimated useful lives are as follows:

  Buildings................30 to 40 years
  Buildings and leasehold
   improvements.............5 to 25 years
  Furniture and equipment...3 to 10 years

Cash and due from banks

Included in cash and due from banks as of December 31, 1999 and 1998 is approximately $7,558,000 and $7,611,000, respectively, that is subject to Federal Reserve withdrawal restrictions.

Allowance for possible loan losses

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible loan losses. The allowance for possible loan losses is increased through a provision for possible loan losses charged to expense, increased by recoveries and decreased by charge-offs. The provision is based on management's periodic evaluation of the amount necessary to maintain the allowance at an adequate level. Management's periodic evaluation of the adequacy of the allowance is based on specific credit reviews, past loan loss experience, current economic conditions and trends, known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and the volume and risk characteristics of the loan portfolio. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary.

The Company accounts for loan losses in accordance with Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS No. 114). For purposes of this Statement, a loan is considered to be impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for possible loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for certain collateral dependent loans. The Financial Accounting Standards Board also issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" (SFAS No. 118), which amended SFAS No. 114 by allowing creditors to use their existing methods of recognizing interest income on impaired loans.

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

Earnings per share

The Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" (SFAS No. 128), effective December 31, 1997. This Statement requires the presentation of "basic" earnings per share, which excludes the effect of dilution, and "diluted" earnings per share, which includes the effect of dilution. The Company's "basic" and "diluted" earnings per share computations are identical in 1999, 1998 and 1997, as there is no dilution effect. Earnings per share is based on the weighted average number of shares outstanding during the year.

Loan sales and loans held for sale

In accordance with Financial Accounting Standards Board Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and
Extinguishment of Liabilities" (SFAS No. 125), the Company capitalizes the rights to service mortgage loans for others and assesses those rights for impairment based on the fair value of those rights.

The loan servicing asset, included in other assets, represents the estimated present value of the interest rate differential resulting from the sale of loans with servicing rights retained. This amount is amortized over the estimated lives of the underlying loans sold. The loan servicing asset totaled $223,795 and $185,229 at December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, the Company was servicing mortgage loans for others of approximately $96,238,000 and 108,181,000, respectively.

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

Operating Segments

The Company adopted Financial Accounting Standards Board Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131), during 1998. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to the stockholders. It also established standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company has one reportable segment: community banking. At present, the Company conducts no activities independent of the Bank. The Bank is engaged in substantially all of the business operations customarily conducted by an independent commercial bank in Massachusetts. Banking services offered include acceptance of checking, savings and time deposits, and the making of consumer, commercial, real estate and other loans. The Bank also offers official checks, traveler's checks, safe deposit boxes, Internet banking and bill payment services and other customary banking services to its customers.

Computer software costs

The Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1) effective January 1, 1999. SOP 98-1 requires computer software costs associated with internal-use software to be expensed as incurred until certain capitalization criteria are met. The adoption of SOP 98-1 did not have any material impact on the Company's financial statements or results of operations.

Start-up activities costs

The Company adopted AICPA Statement of Position 98-5, "Reporting on the
Costs of Start-Up Activities" (SOP 98-5) effective January 1, 1999. SOP 98-5 requires all costs associated with pre-opening, pre-operating and organizational activities to be expensed as incurred. The adoption of SOP 98-5 did not have any material impact on the Company's financial Statements or results of operations.

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

2.  Securities

The amortized cost and fair values of securities at December 31, 1999 and 1998 were as follows:

                                                           1999
                               --------------------------------------------------------
                                                  Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  to Maturity                      Cost           Gains           Losses          Value
  ---------------                ---------      ----------      ----------        -----
U.S. Government obligations    $           0  $         0     $         0     $          0
U.S. Government agencies
  and corporations                34,464,097            0         814,076       33,650,020
Obligations of states and
  political subdivisions          12,579,893        5,623         322,109       12,263,408
Mortgage-backed securities        39,181,027           20         929,924       38,251,123
                                ------------   ----------      ----------      -----------
                               $  86,225,017  $     5,643     $ 2,066,109     $ 84,164,551
                                ============   ==========      ==========      ===========

                                                  Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  Available for Sale               Cost           Gains           Losses          Value
  ------------------             ---------      ----------      ----------        -----
U.S. Government obligations    $   3,997,985  $    11,395     $         0     $  4,009,380
U.S. Government agencies
 and corporations                 25,805,725          138         191,819       25,614,044
Mortgage-backed securities        11,158,381       48,651         247,747       10,959,285
Other securities                   1,225,356            0               0        1,225,356
                                ------------   ----------      ----------      -----------
                               $  42,187,447  $    60,184     $   439,566     $ 41,808,065
                                ============   ==========      ==========      ===========


                                                           1998
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
                                ============   ==========      ==========      ===========



The amortized cost and fair value of securities at December 31, 1999 by contractual maturity are shown in the following table. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              Securities Held to Maturity      Securities Available for Sale
                              ---------------------------      -----------------------------
                                 Amortized        Fair            Amortized        Fair
                                   Cost           Value             Cost           Value
                                 ---------        -----           ---------        -----
Within one year                $ 1,619,000    $ 1,619,000       $ 3,997,985    $ 4,009,380
One to five years               34,464,097     33,650,019        19,836,584     19,680,374
Five to ten years                2,756,293      2,620,984         5,969,141      5,933,670
Ten to fifteen years             8,204,600      8,023,424                 0              0
Mortgage-backed securities      39,181,027     38,251,124        11,158,381     10,959,285
Other securities                         0              0         1,225,356      1,225,356
                                -----------    ----------        ----------     ----------
                               $86,225,017    $84,164,551       $42,187,447    $41,808,065
                                ==========     ===========       ==========     ==========

Securities with a book value of $38,587,000 and $42,410,000 at December 31, 1999 and 1998, respectively, were pledged to secure public funds on deposit and for other purposes. There were no sales of securities in 1999 or 1998.


3.  Loans

The composition of the loan portfolio at December 31, 1999 and 1998 was as follows:

                                     1999              1998
                                     ----              ----
Commercial and industrial       $ 23,418,982      $ 21,127,456
Real estate - residential         66,788,010        55,054,776
Real estate - commercial          58,484,839        47,398,631
Real estate - residential
  construction                     1,454,210         2,794,688
Loans to individuals              13,544,009        13,196,604
Other                                670,416           651,787
                                 -----------       -----------
              Total loans       $164,360,466      $140,223,942
                                ============       ===========

Substantially all of the Company's loan portfolio is collateralized by assets in the New England region, especially central Massachusetts. The Company generally requires collateral when extending credit and, with respect to loans secured by real estate, Company policy requires appropriate appraisals and repayment sources.

Total impaired loans at December 31, 1999 and 1998 that required a related allowance were $91,695 and $120,728, respectively, and the allowance allocated to such loans was $41,250 and $41,250 respectively. In addition, at December 31, 1999 and 1998, the Company had impaired loans of $592,954 and $792,423, respectively, that did not require a related allowance. Interest payments on impaired loans are recorded as principal reductions if the remaining loan balance is not expected to be repaid in full. If full collection of the remaining loan balance is expected, interest payments are recognized as interest income on a cash basis. Impaired loans averaged $858,968 and $813,447 during 1999 and 1998, respectively. The Company recorded interest income on impaired loans of $100,081, $82,456 and $19,475 during 1999, 1998 and 1997, respectively.

At December 31, 1999 and 1998, accruing loans 90 days or more past due totaled $0 and $1,404, respectively, and nonaccruing loans totaled $684,649 and $913,151, respectively. There were no troubled debt restructurings at December 31, 1999 or 1998. The reduction of interest income associated with nonaccrual and restructured loans for the years ended December 31, 1999, 1998 and 1997 was as follows:

                                         1999         1998         1997
                                         ----         ----         ----
Interest income per original terms    $ 154,141    $ 146,326    $ 143,869
Income recognized                       100,081       82,456       19,475
                                       --------     --------     --------
Foregone interest income              $  54,060    $  63,870    $ 124,394
                                       ========     ========     ========

4.  Allowance for Possible Loan Losses

Activity in the allowance for possible loan losses for the years ended December 31, 1999, 1998 and 1997 was as follows:


Balance, December 31, 1996                  $3,481,705
Provision for possible losses                        0
Charge-offs                                   (366,139)
Recoveries                                      99,993
                                             ---------
Balance, December 31, 1997                   3,215,559
Provision for possible losses                        0
Charge-offs                                   (303,525)
Recoveries                                      68,978
                                             ---------
Balance, December 31, 1998                   2,981,012
Provision for possible losses                        0
Charge-offs                                   (112,538)
Recoveries                                     173,399
                                             ---------
Balance, December 31, 1999                  $3,041,873
                                             =========


5.  Premises and Equipment

The composition of premises and equipment at December 31, 1999 and 1998 was as follows:

                                                   1999              1998
                                                   ----              ----
Premises                                       $ 6,496,431       $  5,985,628
Equipment                                        4,097,218          2,961,737
                                                ----------        -----------
                                                10,593,649          8,947,365
Less accumulated depreciation and
  amortization                                   4,250,758          3,370,576
                                                ----------        -----------
                                               $ 6,342,891       $  5,576,789
                                                ==========        ===========

Total depreciation and amortization expense for the years ended December 31, 1999, 1998 and 1997 was $906,015, $834,209 and $802,623, respectively, and is included in data processing, occupancy and furniture and equipment expense.

6.  Income Taxes

The components of income tax expense for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                     1999           1998           1997
                                     ----           ----           ----
Current:
  Federal                       $  1,644,242    $ 1,713,257    $ 1,531,216
  State                              438,344        475,906        442,044
                                  ----------     ----------     ----------
    Total current                  2,082,586      2,189,163      1,973,260
                                  ----------     ----------     ----------
Deferred:
  Federal                             68,392        (10,307)        54,614
  State                               25,599          3,616         26,115
                                  ----------     ----------     ----------
    Total deferred (prepaid)          91,991         (6,691)        80,729
                                  ----------     ----------     ----------
    Total                       $  2,174,577    $ 2,182,472    $ 2,053,989
                                  ==========     ==========     ==========

The difference between the income tax provision computed by applying the statutory federal income tax rate of 34% to income before income taxes and the actual income tax provision is summarized as follows:

                                     1999            1998           1997
                                     ----            ----           ----
Income tax expense
  at statutory rates            $ 2,070,524     $ 2,035,999    $ 1,864,508
State income taxes, net of
  federal income tax benefit        304,883         316,485        308,984
Tax-exempt interest                (206,274)       (175,993)      (132,117)
Other, net                            5,444           5,981         12,614
                                  ----------     ----------     ----------
                                $ 2,174,577     $ 2,182,472    $ 2,053,989
                                  ==========     ==========     ==========

The Company has recorded in other assets a net deferred tax asset of $737,890. Realization is dependent on the generation of sufficient taxable income in
future years.   Although realization is not assured, management believes it is more likely than not that the full amount of the net deferred tax asset will be realized. However, the amount realizable could be reduced if estimates of future taxable income are reduced.

At December 31, 1999 and 1998, the Company's net deferred tax asset, included in other assets in the accompanying consolidated balance sheets, consisted of the following components:

                                                   1999             1998
                                                   ----             ----
Gross deferred tax asset:
  Provision for possible loan losses           $  893,647       $  899,555
  Employee benefits and other
    compensation arrangements                     323,512          328,752
  Other                                            14,197           20,003
                                                ---------        ---------
                                                1,231,356        1,248,310

Gross deferred tax liability:
  Accelerated tax depreciation                   (181,020)        (228,531)
  Other                                          (312,446)        (366,799)
                                                ---------        ---------
                                                 (493,466)        (595,330)
                                                ---------        ---------
Net deferred tax asset                         $  737,890       $  652,980
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

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1999 and 1998:

                                                     1999            1998
                                                     ----            ----
Change in benefit obligation:
  Benefit obligation at beginning of year        $(3,751,742)    $(3,161,057)
  Service cost                                      (249,962)       (247,666)
  Interest cost                                     (233,992)       (226,980)
  Actuarial gain                                     636,872        (265,151)
  Benefits paid                                      283,338         149,112
                                                   ---------       ---------
  Benefit obligation at end of year               (3,315,486)     (3,751,742)
                                                   ---------       ---------

Change in plan assets:
  Fair value of assets at beginning of year        2,998,392       2,831,044
  Actual return on plan assets                       194,640        (166,661)
  Employer contributions                             408,201         483,121
  Benefits paid                                     (283,338)       (149,112)
                                                   ---------       ---------
  Fair value of plan assets at end of year         3,317,895       2,998,392
                                                   ---------       ---------

  Funded status                                        2,409        (753,350)
  Unrecognized net loss                              288,507         902,877
  Unrecognized prior service cost                      9,656          11,036
  Unrecognized net asset                             (35,814)        (44,767)
                                                   ---------       ---------
  Prepaid benefit cost                            $  264,758      $  115,796
                                                   =========       =========


The following weighted-average assumptions were used in accounting for the Company's pension plan for the years ended December 31, 1999, 1998 and 1997:


                                           1999            1998            1997
                                           ----            ----            ----
Discount rate                              7.50%           6.50%           7.25%
Expected return on plan assets             8.00%           8.00%           8.00%
Rate of compensation increase              4.00%           4.00%           5.00%


Net periodic benefit cost for the years ended December 31, 1999, 1998 and 1997 included the following components:

                                                1999            1998            1997
                                                ----            ----            ----
Service cost                                $   249,962     $   247,666     $   213,920
Interest cost                                   233,992         226,980         202,397
Expected return on plan assets                 (244,119)       (228,798)       (188,254)
Amortization of prior service cost                1,380           1,380           1,380
Amortization of transition obligation            (8,953)         (8,954)         (8,954)
Amortization of unrecognized gain                     0               0           6,481
Recognized net loss                              26,977               0               0
                                              ---------       ---------       ---------
Net periodic benefit cost                   $   259,239     $   238,274     $   226,970
                                              =========       =========       =========


The Company has an Employee Stock Ownership Plan (ESOP) that enables eligible employees to own common stock. Annual cash contributions of $70,000 were made to the ESOP in 1999, 1998 and 1997.

The Company implemented a 401(k) plan in 1989, covering all eligible employees. The Company matches a percentage of each participant's annual contribution to the plan as determined by the Board of Directors each year. Compensation expense recorded in 1999, 1998 and 1997 related to this plan was approximately $85,800, $81,400 and $78,900, respectively.


8.  Commitments

The Company leases branch offices and equipment under noncancelable agreements expiring at various dates through 2008 that require various minimum annual rentals. Rental expense totaled approximately $246,000, $185,000 and $170,000, for 1999, 1998 and 1997, respectively. The total future minimum rental commitments at December 31, 1999 aggregate $1,155,098. Rental commitments for each of the next five fiscal years and thereafter are as follows:

    2000             $241,604
    2001              208,182
    2002              187,352
    2003              109,350
    2004              113,400
    Thereafter        295,210

The Company is not party to any legal proceedings. The Bank is involved in various routine legal actions arising in the normal course of business, none of which is believed by management, based on its knowledge of the pertinent facts and opinions of legal counsel, to be material to the financial condition or operations of the Company.

9.  Loans to Related Parties

The schedule below discloses indebtedness of certain parties related to the
Company:

          Balance                                           Balance
          January 1       New Loans         Repayments      December 31
          ----------      ---------         ----------      -----------
1998     $ 5,780,049     $1,373,994        $ 1,613,213      $ 5,540,830
1999     $ 5,540,830     $2,039,431        $ 1,706,514      $ 5,873,747


These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

10.  Deposits

Deposits consisted of the following at December 31, 1999 and 1998:

                                                    1999              1998
                                                    ----              ----
Demand deposits                                $ 68,082,062       $ 60,511,257
Money-market deposits                            32,523,219         25,419,293
NOW and FlexValue deposits                       32,372,157         36,319,201
Cash management investment deposits              17,444,396         22,238,050
Savings deposit                                  36,672,396         36,059,685
Time certificates of deposit in
  denominations of $100,000 or more              25,347,341         19,130,242
Other time deposits                              63,980,737         54,731,007
                                                -----------        -----------
                                               $276,422,308       $254,408,735
                                                ===========       ============

11.  Condensed Financial Information of Community Bancorp, Inc.

The following tables disclose certain parent-company-only financial information at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999:

                               Balance Sheets
                                                            1999             1998
                                                            ----             ----
Assets:
  Cash and cash equivalents                            $    631,460     $    366,631
  Investment in subsidiary, at equity                    27,645,540       25,066,007
  Other assets                                              281,306          250,290
                                                         ----------       ----------
               Total assets                            $ 28,558,306     $ 25,682,928
                                                        ===========       ==========
Liabilities and stockholders' equity:
  Other liabilities                                    $    247,035     $    217,679
                                                         ----------       ----------
               Total liabilities                            247,035          217,679
                                                         ----------       ----------
Stockholders' equity:
  Preferred stock, $2.50 par value, 100,000
    shares authorized, none issued or outstanding

  Common stock, $2.50 par value, 12,000,000 shares
    authorized, 3,199,218 shares issued,
    2,960,912 shares outstanding, (2,944,588 shares
    outstanding at December 31, 1998)                     7,998,045        7,998,045

  Surplus                                                   638,619          524,106
  Undivided profits                                      22,116,681       19,274,861
  Treasury stock at cost, 238,306 shares
    (254,630 shares at December 31, 1998)                (2,217,972)      (2,364,573)
  Accumulated other comprehensive income                   (224,102)          32,810
                                                         ----------       ----------
     Total stockholders' equity                          28,311,271       25,465,249
                                                         ----------       ----------
     Total liabilities and stockholders' equity         $28,558,306      $25,682,928
                                                        ===========       ==========

                               Statements of Income
                                                         Years ended December 31,
                                               ------------------------------------------
                                                    1999          1998            1997
                                                    ----          ----            ----
Income:
  Dividends from subsidiary bank               $ 1,073,397   $    949,690   $    979,641
  Other income                                     357,592        341,027        326,669
                                               -----------    -----------     ----------
    Total income                                 1,430,989      1,290,717      1,306,310
                                               -----------    -----------     ----------
Expenses:
  Other                                            352,237        343,499        344,822
                                               -----------    -----------     ----------
    Total expenses                                 352,237        343,499        344,822
                                               -----------    -----------     ----------
Income before undistributed net income of
  subsidiary bank                                1,078,752        947,218        961,488
Equity in undistributed net income of
  subsidiary bank                                2,836,465      2,858,543      2,468,371
                                               -----------    -----------     ----------
       Net income                             $  3,915,217   $  3,805,761   $  3,429,859
                                               ===========    ===========    ===========

                           Statements of Cash Flows
                                                          Years ended December 31,
                                                -----------------------------------------
                                                    1999          1998            1997
                                                    ----          ----            ----
Cash flows from operating activities:
  Net income                                   $  3,915,217   $  3,805,761   $  3,429,859
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Equity in undistributed net income
        of subsidiary bank                       (2,836,465)    (2,858,543)    (2,468,371)
      Increase in other assets                      (30,996)       (30,821)        (2,935)
      Increase (decrease) in other liabilities       29,356         32,538         (8,698)
                                                 ----------     ----------     ----------
           Total adjustments                     (2,838,105)    (2,856,826)    (2,480,004)
                                                 ----------     ----------     ----------
Net cash provided by operating activities         1,077,112        948,935        949,855
                                                 ----------     ----------     ----------
Cash flows from financing activities:
  Purchase of treasury stock                           (630)             0       (291,612)
  Reissuance of treasury stock                      261,744        274,965        150,019
  Dividends declared                             (1,073,397)      (949,690)      (838,027)
                                                 ----------     ----------     ----------
    Net cash used in financing activities          (812,283)      (674,725)      (979,620)
                                                 ----------     ----------     ----------
    Net increase (decrease) in cash
      and cash equivalents                          264,829        274,210        (29,765)
Cash and cash equivalents at beginning of year      366,631         96,421        122,186
                                                 ----------     ----------     ----------
Cash and cash equivalents at end of year       $    631,460   $    366,631   $     92,421
                                                 ==========     ==========    ===========

Cash and cash equivalents consist of a money market demand deposit account on deposit with the subsidiary bank.

The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. During 2000, Community National Bank can, under this formula, declare dividends to Community Bancorp, Inc. of approximately $5,695,000, plus an additional amount equal to the Bank's net profit for 2000, up to the date of any such dividend declaration, without the approval of the Comptroller of the Currency.

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

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1999 and 1998 was as follows:

                                                  1999             1998
                                                  ----             ----
Commitments to extend credit:
  Fixed-rate (6.99% to 9.00%)                $  1,378,747     $  1,241,424
  Adjustable rate                              40,544,958       36,125,831

Standby letters of credit                    $    246,693     $    615,530
                                              ===========      ===========

Commitments to extend credit on a fixed-rate basis expose the Company to a certain amount of interest rate risk if market rates of interest substantially increase during the commitment period.

The Company has also sold mortgage loans with recourse in the event of the default of the borrower. Loans sold with recourse are accounted for as sales in the accompanying financial statements, with provisions made for anticipated losses under the recourse provisions. At December 31, 1999 and 1998, the outstanding balance of such mortgages totaled approximately $194,000 and $254,000, respectively.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 1999 and 1998, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Bank must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios at December 31, 1999 and 1998 are presented in the following table (dollars are in thousands):

                                                                To Be Well Capitalized
                                              For Capital       Under Prompt Corrective
                            Actual          Adequacy Purposes      Action Provisions
                        ---------------     -----------------   -----------------------
                        Amount    Ratio     Amount      Ratio       Amount      Ratio
                        ------    -----     ------      -----       ------      -----
As of December 31, 1999:

Company (consolidated):
  Total capital
  (to risk-weighted                                   >
  assets)               $30,815   16.80%    $14,676   -  8.00%       N/A         N/A

  Tier 1 capital
  (to risk-weighted                                   >
  assets)                28,513   15.54%      7,338   -  4.00%       N/A         N/A

  Tier 1 capital                                      >
  (to average assets)    28,513    9.07%     12,571   -  4.00%       N/A         N/A

Bank:
  Total capital
  (to risk-weighted                                   >                       >
  assets)                30,157   16.43%     14,676   -  8.00%     $18,345    -  10.00%

  Tier 1 capital
  (to risk-weighted                                   >                       >
  assets)                27,847   15.18%      7,338   -  4.00%      11,007    -   6.00%

  Tier 1 capital                                      >                       >
  (to average assets)    27,847    8.86%     12,571   -  4.00%      15,713    -   5.00%



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



14.  Disclosures about Fair Value of Financial Instruments

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

The carrying amount and estimated fair values of the Bank's financial instruments at December 31, 1999 and 1998 are as follows:

                                                            1999
                                               -----------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and cash equivalents                    $ 27,934,985      $ 27,934,985
  Securities                                    128,033,082       125,972,616
  Loans, including held for sale, net           161,651,279       163,282,691


Financial instrument liabilities:
  Deposits                                      276,422,308       276,851,881
  Short-term borrowings                          21,766,424        21,766,424


                                                            1998
                                               ------------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and cash equivalents                    $ 34,601,043      $ 34,601,043
  Securities                                    118,743,991       119,517,834
  Loans, including held for sale, net           138,573,208       141,091,987

Financial instrument liabilities:
  Deposits                                      254,408,735       254,796,482
  Short-term borrowings                          19,747,496        19,747,496


[The following report appears on Arthur Andersen LLP letterhead]


                 Report of Independent Public Accountants


To the Board of Directors and Stockholders of Community Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Community Bancorp, Inc. (a Massachusetts corporation) and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the three years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bancorp, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the three years then ended, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Boston, Massachusetts
January 25, 2000

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

The Company recorded net income of $3,915,217 for the year ended December 31, 1999, representing an increase of $109,456 or 2.9% over $3,805,761 recorded in 1998. Earnings per share of $1.33 for the current period compared to $1.30 for the year ended December 31, 1998. The improvement in net income resulted primarily from increases in net interest income and noninterest income, partially offset by an increase in noninterest expense.

Deposits of $276,422,308 at December 31, 1999 increased by $22,013,573 or 8.7% from $254,408,735 at December 31, 1998. The increase occurred in both interest bearing and noninterest bearing deposit categories.

Loans of $164,360,466 at December 31, 1999 increased by $24,136,524 or 17.2%
from $140,223,942 at December 31, 1998. The increase took place primarily in the commercial loan and residential mortgage loan categories. Noncurrent loans (nonaccrual loans and loans 90 days or more past due but still accruing) totaled $684,649 and $914,555 at December 31, 1999 and 1998, respectively. There were no accruing troubled debt restructurings at December 31, 1999 or 1998. Other real estate owned totaled $10,359 at December 31, 1999, and $0 at December 31, 1998.

Assets of $327,996,575 at December 31, 1999 represented a $27,109,744 or 9.0%
increase over $300,886,831 at December 31, 1998.

1999 Compared to 1998

Interest income for the year ended December 31, 1999 was $21,840,725, representing an increase of $1,180,942 or 5.7% over $20,659,783 for the year ended December 31, 1998, primarily due to a $22,224,584 or 8.3% increase in average earning assets, partially offset by lower average interest rates, during 1999. The weighted average taxable equivalent yield on net earning assets was 7.61% and 7.81% in 1999 and 1998, respectively. Interest expense of $7,829,668 in 1999 represented an increase of $154,556 or 2.0% from $7,675,112 in 1998, primarily due to a $17,199,159 or 8.2% increase in average interest bearing liabilities, partially offset by lower average interest rates, during 1999. The weighted average cost of interest bearing liabilities was 3.46% in 1999 and 3.67% in 1998. Net interest income for 1999 was $14,011,057, representing an increase of $1,026,386 or 7.9% compared to $12,984,671 recorded in 1998.

Noninterest income for the year ended December 31, 1999 was $3,215,746, representing an increase of $15,259 or .5% from $3,200,487 in 1998. This increase resulted primarily from increases in merchant credit card processing asssessments and other charges, commissions and fees, much of which was offset by a reduction in gains on sales of loans. The decrease in gains on sales of loans resulted from a significant reduction in the volume of residential mortgages originated for sale in the secondary market during 1999 as compared to 1998.

Noninterest expense for the year ended December 31, 1999 of $11,137,009 represented an increase of $940,084 or 9.2% from $10,196,925 recorded during 1998. This increase was the result of increases in all primary noninterest expense categories. Noninterest expense attributed to the two new Community National Bank branches that were opened during 1999 was approximately $502,000. The Company does not anticipate adopting a program of branch openings or acquisitions during 2000.

There was no provision for possible loan losses in 1999 or 1998, reflecting management's continuing evaluation of the adequacy of the allowance for possible loan losses and its belief that the allowance is adequate. Management will continue its ongoing assessment of the adequacy of the allowance for possible loan losses during 2000 and may adjust the provision for possible loan losses if necessary.

Income tax expense of $2,174,577 for the year ended December 31, 1999 compared to $2,182,472 for 1998, resulting from an increase in nontaxable income and decrease in taxable income during the current period.

Net income of $3,915,217 for the year ended December 31, 1999 represented an increase of $109,456 or 2.9% over $3,805,761 recorded in 1998. The foregoing discussion summarized the primary components of this increase in earnings.

1998 Compared to 1997

Interest income for the year ended December 31, 1998 was $20,659,783, representing an increase of $1,489,832 or 7.8% over $19,169,951 for the year ended December 31, 1997, primarily due to a $30,001,910 or 12.6% increase in average earning assets, partially offset by lower average interest rates, during 1998. The weighted average taxable equivalent yield on net earning assets was 7.81% and 8.14% in 1998 and 1997, respectively. Interest expense of $7,675,112 in 1998 represented an increase of $779,890 or 11.3% from $6,895,222 in 1997, primarily due to an $24,209,917 or 13.1% increase in average interest bearing liabilities, partially offset by lower average interest rates, during 1998. The weighted average cost of interest bearing liabilities was 3.67% in 1998 and 3.73% in 1997. Net interest income for 1998 was $12,984,671, representing an increase of $709,942 or 5.8% compared to $12,274,729 recorded in 1997.

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

Allowance for Possible Loan Losses

The allowance for possible loan losses is maintained at a level believed by management to be adequate to absorb inherent losses in the loan portfolio, including commitments to extend credit (i.e. lines of credit). The allowance is charged when management determines that the repayment of the principal on a loan is in doubt. Subsequent recoveries, if any, are credited to the allowance. The allowance is maintained at an adequate level through the provision for possible loan losses, which is a charge to operating income. At December 31, 1999 the allowance was $3,041,873, representing 1.9% of total loans, compared to $2,981,012, representing 2.1% of total loans at December 31, 1998.

The potential for loss in the loan portfolio reflects the risks and uncertainties inherent in the extension of credit. The determination of the adequacy of the allowance for possible loan losses is based upon management's assessment of risk elements in the portfolio, factors affecting loan quality and assumptions about the economic environment in which the Company operates. Included in this assessment are specific credit reviews, past loan loss experience, current economic conditions and trends, known and inherent risks in the loan portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral and the volume and risk characteristics of the loan portfolio. The assessment process includes the identification and analysis of loss potential in various portfolio segments utilizing a credit risk-rating system and specific reviews and evaluations of significant problem credits. In addition, management reviews overall portfolio quality through an analysis of current levels and trends in charge-off, delinquency and nonaccrual loan data, forecasted economic conditions and the overall prevailing banking environment. These reviews are of necessity dependent upon estimates, appraisals and judgments which may change quickly due to changes in economic conditions and the Company's perception of how these factors may affect the financial condition of its borrowers.

The methodology for assessing the adequacy of the overall allowance consists of an evaluation of its three key components:

   - The general allowance for the various loan portfolio classifications
   - The valuation allowance for loans specifically identified as impaired
   - The unallocated allowance

The general allowance is a percentage-based reflection of historical loss experience and estimated inherent future losses within the loan portfolio. The general allowance employs a risk-rating model that grades loans based on their general characteristics of credit quality and relative risk. It is calculated by applying various fixed percentages against the total of all commitments to extend credit. Under this formula, the risk rating of a loan demonstrating deteriorating credit quality is downgraded, the loan is placed on the Company's internal "Watch List" and its allowance allocation is increased. For the remainder of the loan portfolio, appropriate allowance levels are estimated based on judgments regarding the type of loan, economic conditions and trends, potential exposure to loss and other factors.

The valuation allowance reflects specific estimates of potential losses on individual impaired loans. Such loans are evaluated for potential loss by calculating the net present value of the expected future cash flows using the loan's original effective interest rate, or estimating the fair value of the collateral if the loan is collateral-dependent. When the difference between the net present value of a loan (or the fair value of the collateral) is lower than the recorded loan balance, the difference represents the valuation allowance for that loan.

In addition to the general allowance and the valuation allowance, there is an unallocated allowance that recognizes the estimation risks associated with the general and the valuation allowance calculations, and that reflects management's evaluation of various conditions, the effect of which are not directly measurable in determining the general and valuation allowances. The estimation of the inherent losses resulting from these conditions involves a higher degree of uncertainty because they are not identified with any specific loans or portfolio segments. The conditions evaluated in connection with determining the unallocated allowance include the following:

   - Current general economic and business conditions affecting the Company's lending area
   - Recent trends in collateral values
   - Loan portfolio growth
   - Changes in loan portfolio concentrations
   - General seasoning of the loan portfolio
   - Changes in specific industry conditions within the portfolio segments
   - Recent loss experience in particular segments of the portfolio
   - Duration of the current business cycle
   - Results of the Company's independent credit reviews
   - Results of regulatory examinations

When an evaluation of these conditions signifies a change in the level of inherent portfolio risk, the Company may adjust the unallocated allowance to reflect that change.

Periodic credit reviews are conducted to enable the Company to adjust the general allowance through the loan risk-rating process, and to identify loans requiring a specific valuation allowance. Although the Company realized total loan growth of $24,136,524 or 17.2% during 1999, there were no significant changes in loan concentrations, loan quality or loan terms during the period. Estimation methods and assumptions affecting the allowance remained unchanged from those used in prior years. There was no significant reallocation of the allowance among the various segments of the portfolio.

Securities

The Company's securities portfolio consists primarily of obligations of the U.S. Treasury, U.S. Government sponsored agencies, mortgage-backed securities and obligations of various municipalities. These assets are used in part to secure public deposits and as collateral for repurchase agreements. Total securities were $128,033,082 at December 31, 1999, representing an increase of $9,289,091 or 7.8% from $118,743,991 at December 31, 1998. Total securities averaged $119.2 million for 1999, an increase of $11.3 million or 10.5% over $107.9 million for 1998. All mortgage-backed securities in the Company's securities portfolio have been issued by U.S. Government sponsored agencies. Management believes no other-than-temporary impairment has occurred with regard to any security in the securities portfolio. The Company's liquidity position provides the ability to hold all currently owned securities to maturity. There were no sales of securities during 1999.

Liquidity and Capital Resources

The Company's principal sources of liquidity are customer deposits, amortization and pay-offs of loan principal and the amortization and maturities of securities. These sources provide funds for loan originations, the purchase of securities and other activities. Deposits are considered a relatively stable source of funds. At December 31, 1999 and 1998, deposits were $276.4 million and $254.4 million, respectively. Management anticipates that deposits will increase moderately during 2000.

Of the Company's $128.0 million in securities at December 31, 1999, $24.0 million or 18.8% mature within one year. As a nationally chartered member of the Federal Reserve System, the Bank has the ability to borrow funds from the Federal Reserve Bank of Boston by pledging certain of its investment securities as collateral. Also, the Bank is a member of the Federal Home Loan Bank of Boston which provides additional borrowing opportunities. In conjunction with the Company's Year 2000 readiness preparations and contingency planning process, the Bank made a special arrangement with Federal Home Loan Bank for a $10,000,000 loan for the period of November 15, 1999 through March 15, 2000.
The purpose of the loan was to provide additional liquidity sufficient to fund the potential increase in withdrawals from customer deposit accounts associated with Year 2000 concerns. However, the potential increase in deposit account withdrawals near the end of the year did not materialize. Therefore, the Bank obtained permission from the Federal Home Loan Bank to repay the $10,000,000 loan on December 28, 1999, and the loan was repaid on that date.

Bank regulatory authorities have established a capital measurement tool called Tier 1 leverage capital. A 4.00% ratio of Tier 1 leverage capital to assets now constitutes the minimum capital standard for most banking organizations. At December 31, 1999 and 1998, the Company's Tier 1 leverage capital ratio was 8.69% and 8.45%, respectively. Regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% and a minimum ratio of total capital to risk-weighted assets of 8.00%. At December 31, 1999, the Company's Tier 1 and total risk-based capital ratios were 15.54% and 16.80%, respectively. At December 31, 1998, the Company's Tier 1 and total risk-based capital ratios were 15.82% and 17.08%, respectively. The Bank is categorized as "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (F.D.I.C.I.A.).

Asset/Liability Management and Interest Rate Risk

The Company has an Asset/Liability Management Committee which oversees all asset/liability management activities. The committee establishes general guidelines each year and meets regularly to review the Company's operating results, to measure and monitor interest rate risk and to make strategic changes when necessary. It is the Company's general policy to reasonably match the rate sensitivity of its assets and liabilities in an effort to prudently manage interest rate risk. A common benchmark of this sensitivity is the one year gap position, which is a reflection of the difference between the speed and magnitude of rate changes of interest rate sensitive liabilities as compared with the Bank's ability to adjust the rates of its interest rate sensitive assets in response to such changes. The Company's negative one year cumulative gap position at December 31, 1999, which represents the excess of repricing liabilities versus repricing assets, was -7.8% expressed as a percentage of total assets.

During the first quarter of 1999, the Asset/Liability Management Committee recommended that the Company increase its residential real estate loan portfolio by approximately $12.0 million. That recommendation was made following an analysis of the Company's balance sheet, its liquidity position, the prevailing interest rate environment at that time and the alternative uses of funds. The Company was successful in achieving that portfolio growth through the origination of a combination of three and five year adjustable rate, as well as fifteen year fixed rate, loans. The Committee also recommended an increase in the Company's commercial real estate loan portfolio for similar reasons. Although those recommendations resulted in an increase in the negative one year cumulative gap position, the Company's overall earnings position was strengthened by increasing the loan portfolios. The combined growth in residential and commercial real estate loans was approximately $22.8 million during 1999.

Year 2000

The following Year 2000 statements constitute a Year 2000 Readiness Disclosure within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998.

As of March 1, 2000, the Company had experienced no Year 2000 related problems. All mission-critical and non-mission-critical systems have performed correctly. However, the Year 2000 issue still poses several potential risks to the Company. A number of the Company's borrowers utilize computers and computer software to varying degrees in conjunction with the operation of their businesses. The customers and suppliers of those businesses may utilize computers as well. Should the Company's borrowers, or the businesses on which they depend, experience Year 2000 related computer problems, such borrowers' cash flow could be disrupted, adversely affecting their ability to repay their loans with the Company. The Company assessed its year 2000 exposure to credit customers through the use of questionnaires and personal interviews during 1998 and 1999. Management's determination of the potential impact the Year 2000 issue could have on those customers' ability to continue servicing their debt in a satisfactory manner has been factored into the Company's credit risk rating system. As of March 1, 2000 the Company was aware of no credit problems related to the Year 2000 issue.

Similar Year 2000 issues could affect certain of the Company's business depositors, potentially causing interruptions in their cash flows that could result in their inability to maintain historical deposit balance levels in their accounts. Such an event could result in the reduction of deposit balances available to the Company for loans, investments, etc. As of March 1, 2000 the Company was aware of no deposit balance reductions related to the Year 2000 issue.

Certain utility services, such as electrical power and telecommunications services, could be disrupted if those services experience Year 2000 related problems. Also, should Year 2000 related problems occur which cause any of the systems of certain third parties upon which the Company depends to become inoperative, increased personnel costs could be incurred if additional staff is required to perform functions that the inoperative systems would have otherwise performed. As of March 1, 2000 the Company had experienced no disruption of utility or other third-party services related to the Year 2000 issue.

The Company believes it is not possible to estimate the potential lost revenue due to the remaining potential Year 2000 problems discussed above, as the occurrence, extent and longevity of such potential problems cannot be predicted. As of March 1, 2000 the Company had experienced no lost revenue related to the Year 2000 issue.

The Company's estimated total cost to replace computer equipment, software programs, or other equipment containing embedded microprocessors that were not Year 2000 compliant was approximately $216,000, all of which was incurred by June 30, 1999. System maintenance or modification costs were expensed as incurred, while the cost of new hardware, software, or other equipment was capitalized and amortized over their useful lives. There were no deferred capital expenditures as a result of the Year 2000 issue.

[The following text appears on the inside back cover]


DIRECTORS & OFFICERS
--------------------
COMMUNITY  BANCORP, INC. AND COMMUNITY NATIONAL BANK
----------------------------------------------------

Chairman of the Board
---------------------
Dennis F. Murphy, Jr.
President and Treasurer of D. Francis Murphy Insurance Agency, Inc.

Directors:
---------
Alfred A. Cardoza
Retired

Jennie Lee Colosi
President and Treasurer of E. T. & L. Construction, Inc.

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

Robert P. Converse
Auditor

Joy A. Pare'
Executive Administrative Officer

Commercial Banking
------------------
John P. Galvani
Senior View President

Christal M. Bjork
Vice President

Daniel L. Heney
Vice President

Linda Glaser
Assistant Vice President

Jennifer D. Vasquezi
Commercial Loan Officer


Compliance/Personnel/Legal
--------------------------
Grace L. Blunt, Esq.
Senior Vice President

Diane L. LeBlanc
Assistant Vice President


Financial Control
-----------------
Robert E. Leist
Senior Vice President


Investment Management & Trust
-----------------------------

R. Richard Wilson
V. P. and Investment Officer


Operations/EDP and Electronic Banking
-------------------------------------
Janet A. Lyman
Senior Vice President

James P. Vasquezi
Vice President

Margaret M. Vasquezi
Assistant Vice President

Susan B. Gillespie
Operations Officer

Michelle M. Temple
Loan Servicing Officer


Retail Banking/Mortgage
-----------------------
Richard K. Bennett
Senior Vice President

Nanci J. Pisani
V. P. - Business Development

Elizabeth M. Tewksbary
V. P. - Branch Administration

Rocco Vallande
V. P. - Consumer Lending

Linda Benway
Assistant Vice President

Denise M. Fernald
Branch Officer

Kelli Mason
Branch Officer

M. Jean Mickle
Branch Officer

Lois A. Seymour
Branch Officer

Raymond A. Murphy III
Facilities Officer

Lynda L. D'Orlando
Mortgage Officer

Sandra M. Borella
Mortgage Underwriting Officer

Clark Hooper
Security Officer

Suzanne Polagruto
Consumer Loan Officer


The Company's Securities and Exchange Commission filing on Form 10-K is available to our stockholders upon request.

[The following text appears on the back cover.]

Community Bancorp, Inc.
Parent company of Community National Bank

[Community National Bank's logo appears in this space]

17 Pope Street
Hudson, Massachusetts  01749
tel  978-568-8321
fax  978-568-7129
877-CNB-DIRECT

Acton
270 Great Road
tel  978-263-8376
fax  978-266-2610

Boxborough
629 Massachusetts Avenue
tel  978-264-9092
fax  978-266-2600

Concord
1134 Main Street
tel  978-369-5421
fax  978-371-6600

Framingham
39 Edgell Road
tel  508-875-1333
fax  508-370-3885

Hudson South
177  Broad Street
tel  978-568-8813
fax  978-568-2610

Internet Branch
www.combanc.com
cnb-mail@combanc.com

Loan Center
12 Pope Street, Hudson
tel  978-568-8321
fax  978-562-9984

Marlborough Center
96 Bolton Street
tel  508-485-5003
fax  508-229-4602

Marlborough East
500 Boston Post Road
tel  508-485-3599
fax  508-229-4601

Stow
159 Great Road
tel  978-461-1600
fax  978-461-1610

Sudbury
450 Boston Post Road
tel  978-443-1620
fax  978-443-1626

ATM LOCATIONS:

New England Sports Center
Donald Lynch Blvd., Marlborough

Shaw's Supermarket
Route 85, Hudson

Solomon Pond Mall
Donald Lynch Blvd., Marlborough


Equal Opportunity Lender
Member FDIC