Form 10-K405, Exhibit 13
period 2000-12-31
COMMUNITY BANCORP INC /MA/
filed 2001-03-22
CIK 742170

[The annual report front cover contains a color graphic and the following text:]


                           Annual Report 2000
                         Community Bancorp, Inc.

                  Parent Company of Community National Bank

[The following text appears on the inside front cover.]


                          Table of Contents

Selected Consolidated Financial Data  - - - - - - - - - - -  1

Message to Stockholders and Friends - - - - - - - - - - - -  2

Consolidated Balance Sheets - - - - - - - - - - - - - - - -  3

Consolidated Statements of Income - - - - - - - - - - - - -  4

Consolidated Statements of Comprehensive Income  - - - - - - 5

Consolidated Statements of Stockholders' Equity - - - - - -  6

Consolidated Statements of Cash Flows - - - - - - - - - - -  7

Notes to Consolidated Financial Statements  - - - - - - - -  8

Report of Independent Public Accountants  - - - - - - - - - 25

Management's Discussion and Analysis of
  Financial Condition and Results of Operations - - - - - - 26

Directors & Officers - - - - - - - - - - - - Inside back cover


                                                Selected Consolidated Financial Data


                                         2000          1999          1998          1997          1996
                                         ----          ----          ----          ----          ----
Total assets                         $374,867,511  $327,996,575  $300,886,831  $273,550,527  $250,002,458
Total deposits                        307,128,832   276,422,308   254,408,735   232,788,534   217,181,869
Total net loans                       173,216,873   161,318,593   137,242,930   136,624,294   126,866,560
Allowance for loan losses               2,812,392     3,041,873     2,981,012     3,215,559     3,481,705
Total interest income                  24,964,665    21,840,725    20,659,783    19,169,951    17,761,102
Total interest expense                  9,354,592     7,829,668     7,675,112     6,895,222     6,367,758
Net interest income                    15,610,073    14,011,057    12,984,671    12,274,729    11,393,344
Gains (losses) on sales of securities          --            --            --         8,587        (9,460)
Provision for possible loan losses             --            --            --            --            --
Net income                              4,532,119     3,915,217     3,805,761     3,429,859     3,152,098
Earnings per share                           0.77          0.66          0.65          0.58          0.51
Dividends per share                         0.209         0.182         0.162         0.143         0.127


[Five-year bar graphs for the following categories appear in this space. Data for the graphs was obtained from the above table.]

Total Assets (in millions)
Net Income (in millions)
Earnings Per Share (in dollars)
Total Deposits (in millions)
Total Net Loans (in millions)
Net Interest Income (in millions)

To Our Stockholders and Friends


The year 2000 was the most successful year in the history of Community Bancorp, Inc. and its subsidiary Community National Bank, and we are pleased to present you with our Annual Report. Record earnings were again achieved, during a year in which the Company continued to invest in its future.

Net income for the year ended December 31, 2000 rose to $4,532,119, representing an increase of 15.8% over $3,915,217 recorded in 1999.
Earnings per share totaled $.77 for the current year, compared to $.66 for 1999. Cash dividends declared were $.209 per share in 2000, up from $.182 in 1999, and the Company's capital ratios at year-end far exceeded all regulatory requirements. The continued strong performance of Community National Bank once again brought us recognition as a "Blue Ribbon" bank by one of the top bank rating firms.

After extensive planning, Community National Bank established an Investment Management and Trust Department during the first quarter of 2000. Utilizing the skills of a seasoned investment manager, this new department became well-established during its first year of operation, and we expect it to produce significant fee income in the future while working with customers to help them achieve their financial goals. The Bank's two new branches in Framingham and Sudbury, opened during 1999, continued to grow in 2000 as we strive to expand our penetration in those new markets. Our Internet-based Online Banking program experienced strong growth during the year, serving over 2,600 customers by year-end and generating approximately $900,000 in new consumer loan business. Finally, an upgraded mainframe computer system allowed us to achieve even greater internal efficiency during the year. Additional projects are planned for 2001 that will further streamline our internal operations and enhance our ability to service our customers' needs.

Sound, conservative banking practices and effective planning for the future have provided a solid foundation for the Company's continued success as a locally-owned, independent community bank. As the financial services industry continues to evolve, our challenge is to monitor the changes taking place and capitalize on the resulting opportunities they present. We are already building on 2000's accomplishments, performance and momentum, and we look to the future with confidence and enthusiasm. On behalf of the Board of Directors, management and staff, we wish to thank our stockholders for their continued support.

Sincerely,


/s/ James A. Langway                        /s/ Dennis F. Murphy, Jr.
--------------------                        -------------------------
James A. Langway                            Dennis F. Murphy, Jr.
President and Chief Executive Officer       Chairman of the Board

                          Consolidated Balance Sheets
                          December 31, 2000 and 1999
                                                           2000           1999
                                                        -----------   -----------
ASSETS
Cash and due from banks                                $ 16,472,547   $ 21,010,959
Federal funds sold                                       31,136,266      6,924,026
Securities available for sale at fair value (Note 3)     50,110,202     41,808,065
Securities held to maturity (fair value $92,302,813
 in 2000 and $84,164,551 in 1999) (Note 3)               92,441,522     86,225,017
Mortgage loans held for sale                                295,742        332,686

Loans (Notes 4 and 10)                                  176,029,265    164,360,466
Less allowance for loan losses (Note 4)                   2,812,392      3,041,873
                                                        -----------    -----------
               Total net loans                          173,216,873    161,318,593
Bank premises and equipment, net (Note 5)                 6,234,641      6,342,891
Other assets, net (Note 1)                                4,959,718      4,034,338
                                                        -----------    -----------
               Total assets                            $374,867,511   $327,996,575
                                                        ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits (Note 6):
       Noninterest bearing                             $ 75,969,408   $ 68,082,062
       Interest bearing                                 231,159,424    208,340,246
                                                        -----------    -----------
               Total deposits                           307,128,832    276,422,308
                                                        -----------    -----------
Securities sold under repurchase agreements              33,463,166     21,766,424
Other liabilities (Note 8)                                2,460,642      1,496,572
                                                        -----------    -----------
               Total liabilities                        343,052,640    299,685,304
                                                        -----------    -----------
Commitments (Notes 9 and 12)                                     --             --
Stockholders' equity: (Note 1)
   Preferred stock, $2.50 par value, 100,000 shares
     authorized, none issued or outstanding                      --             --
   Common stock, $2.50 par value, 12,000,000 shares
     authorized, 6,398,436 shares issued,
     5,914,441 shares outstanding, (5,921,824 shares
     outstanding at December 31, 1999)                   15,996,090      7,998,045
   Surplus                                                  101,378        638,619
   Undivided profits                                     18,052,893     22,116,681
   Treasury stock, at cost, 483,995 shares,
     (476,612 at December 31, 1999)                      (2,414,762)    (2,217,972)
   Accumulated other comprehensive income (loss)             79,272       (224,102)
                                                        -----------    -----------
               Total stockholders' equity                31,814,871     28,311,271
                                                        -----------    -----------
               Total liabilities and stockholders'
                equity                                 $374,867,511   $327,996,575
                                                        ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.


                         Consolidated Statements of Income
                    Years ended December 31, 2000, 1999 and 1998
                                               2000         1999          1998
                                               ----         ----          ----
Interest income:
  Interest and fees on loans               $15,452,495   $13,947,164   $13,167,815
  Interest and dividends on securities:
    Taxable interest                         7,096,447     6,427,831     5,790,375
    Nontaxable interest                        628,313       566,334       482,473
    Dividends                                   91,360        74,865        64,106
  Interest on federal funds sold             1,696,050       824,531     1,155,014
                                            ----------    ----------    ----------
              Total interest income         24,964,665    21,840,725    20,659,783
                                            ----------    ----------    ----------
Interest expense:
  Interest on deposits                       7,661,268     6,801,917     6,649,308
  Interest on federal funds purchased and
    securities sold under repurchase
    agreements                               1,693,324     1,027,751     1,025,804
                                            ----------    ----------    ----------
               Total interest expense        9,354,592     7,829,668     7,675,112
                                            ----------    ----------    ----------
Net interest income                         15,610,073    14,011,057    12,984,671
                                            ----------    ----------    ----------
Provision for loan losses (Note 4)                  --            --            --
                                            ----------    ----------    ----------
Net interest income after provision
  for loan losses                           15,610,073    14,011,057    12,984,671
                                            ----------    ----------    ----------
Noninterest income:
  Merchant credit card processing
    assessments                              1,559,355     1,296,041     1,194,584
  Service charges                              635,823       589,697       590,255
  Other charges, commissions and fees        1,110,542     1,169,175     1,107,893
  Gains on sales of loans, net                  89,458        71,661       224,388
  Gains on sales of securities, net                 --            --            --
  Other                                         92,867        89,172        83,367
                                            ----------    ----------    ----------
              Total noninterest income       3,488,045     3,215,746     3,200,487
                                            ----------    ----------    ----------
Noninterest expense:
  Salaries and employee benefits (Note 8)    6,093,676     5,632,576     5,176,505
  Data processing and ATM network            1,113,844     1,010,383       953,841
  Occupancy, net                               829,817       761,857       609,638
  Furniture and equipment                      416,133       370,549       385,150
  Credit card processing                     1,430,434     1,258,102     1,097,664
  Printing, stationery and supplies            244,622       280,008       259,901
  Professional fees                            415,696       420,423       387,635
  Marketing and advertising                    276,315       326,348       311,551
  Other                                      1,241,280     1,076,763     1,015,040
                                            ----------    ----------    ----------
               Total noninterest expense    12,061,817    11,137,009    10,196,925
                                            ----------    ----------    ----------
Income before income tax expense             7,036,301     6,089,794     5,988,233
Income tax expense                           2,504,182     2,174,577     2,182,472
                                            ----------    ----------    ----------
Net income                                 $ 4,532,119   $ 3,915,217   $ 3,805,761
                                            ==========    ==========    ==========
Earnings per common share (Note 1)         $      0.77   $      0.66   $      0.65
Weighted average number of shares
  outstanding                                5,912,731     5,909,600     5,876,720
                                            ==========     =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

                   Consolidated Statements of Comprehensive Income
                    Years ended December 31, 2000, 1999 and 1998
                                               2000         1999          1998
                                               ----         ----          ----
Net income                                 $ 4,532,119   $ 3,915,217   $ 3,805,761
                                            ----------    ----------    ----------
Other comprehensive income:
  Unrealized securities gains (losses)
   arising during period                       513,579      (434,930)     (173,276)
  Income tax (expense) benefit on securities
   gains (losses) arising during period       (210,205)      178,018)       71,390
                                            ----------    ----------    ----------
  Net unrealized securities gains
   (losses) arising during period              303,374      (256,912)     (101,886)
                                            ----------    ----------    ----------
  Less: reclassification adjustment for
   securities (gains) included in income            --            --            --
  Income tax expense on securities
   (gains) included in income                       --            --            --
                                            ----------    ----------    ----------
  Net reclassification adjustment for
   securities (gains) included in
   net income                                       --            --            --
                                            ----------    ----------    ----------
Other comprehensive income (loss)              303,374      (256,912)     (101,886)
                                            ----------    ----------    ----------
Comprehensive income (Note 1)              $ 4,835,493   $ 3,658,305   $ 3,703,875
                                            ==========    ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Stockholders' Equity
                        Years ended December 31, 2000, 1999 and 1998
                                                                                         Accumulated
                                                                                            Other
                                     Common                 Undivided      Treasury      Comprehensive
                                     Stock       Surplus     Profits        Stock           Income
                                     -----       -------    ----------     --------      -------------
Balance, December 31, 1997      $ 7,998,045   $ 414,120   $16,418,790   $(2,529,552)    $  134,696
  Net income                             --          --     3,805,761            --             --
  Cash dividends declared
   ($.162 per share)                     --          --      (949,690)           --             --
  Reissuance of 36,662 shares
    of treasury stock                    --     109,986            --       164,979             --
  Change in accumulated other
    comprehensive income (Note 1)                                                         (101,886)
--------------------------        ---------     -------     ---------     ---------      ---------
Balance, December 31, 1998        7,998,045     524,106    19,274,861    (2,364,573)        32,810
  Net income                             --          --     3,915,217            --             --
  Cash dividends declared
   ($.182 per share)                     --          --    (1,073,397)           --             --
  Purchase of 70 shares of
    treasury stock                       --          --            --          (630)            --
  Reissuance of 32,718 shares
    of treasury stock                    --     114,513            --       147,231             --
  Change in accumulated other
    comprehensive income (Note 1)        --          --            --            --       (256,912)
--------------------------        ---------     -------    ----------     ---------        -------
Balance, December 31, 1999        7,998,045     638,619    22,116,681    (2,217,972)      (224,102)
  Net income                             --          --     4,532,119            --             --
  Two-for-one stock split
    effected in the form of a
    100% stock dividend           7,998,045    (638,619)   (7,359,426)           --             --
  Cash dividends declared
    ($.209 per share)                    --          --    (1,236,481)           --             --
  Purchase of 36,348 shares of
    treasury stock                       --          --            --      (327,132)            --
  Reissuance of 28,965 shares
    of treasury stock                    --     101,378            --       130,342             --
  Change in accumulated other
    comprehensive income (Note 1)                                                          303,374
--------------------------        ---------     -------    ----------     ---------        -------
Balance, December 31, 2000      $15,996,090    $101,378   $18,052,893   $(2,414,762)     $  79,272
                                 ==========     =======    ==========     =========        =======

The accompanying notes are an integral part of these consolidated financial statements.

                        Consolidated Statements of Cash Flows
                     Years ended December 31, 2000, 1999 and 1998
                                                        2000            1999          1998
                                                        ----            ----          ----
Net income                                         $  4,532,119   $  3,915,217   $  3,805,761
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  Decrease in mortgage loans held for sale               36,944        997,592        843,044
  Depreciation and amortization                         974,945      1,063,584      1,027,577
  Amortization of investment securities
    discounts and premiums, net                          81,136        (47,149)      (101,712)
  (Prepaid) deferred income taxes                       (25,646)        91,991         (6,691)
  Increase (decrease) in other liabilities              643,537         82,050       (192,937)
  Increase (decrease) in taxes payable                  122,817         83,454       (183,595)
  Increase (decrease)in interest payable                 54,196         62,346        (56,143)
  (Increase) decrease in other assets, net             (541,490)      (313,921)       125,161
  (Increase) in interest receivable                    (473,882)      (365,378)      (146,039)
                                                     ----------     ----------     ----------
                       Total adjustments                872,557      1,654,569      1,308,665
                                                     ----------     ----------     ----------
Net cash provided by operating activities             5,404,676      5,569,786      5,114,426
                                                     ----------     ----------     ----------
Cash flows used in investing activities:
  Purchases of securities held to maturity          (19,024,788)   (23,815,119)   (62,344,812)
  Purchases of securities available for sale        (13,160,212)   (22,967,923)    (5,482,625)
  Maturities and principal repayments of
    securities held to maturity                      12,837,780     24,648,691     31,590,326
  Maturities and principal repayments of
    securities available for sale                     5,261,021     12,410,077     12,499,965
  Net change in federal funds sold                  (24,212,240)    10,075,974     (2,400,000)
  Net change in loans                               (11,944,251)   (24,090,657)      (564,601)
  Sales of other real estate owned                       45,000             --        170,000
  Acquisition of premises and equipment                (866,695)    (1,672,117)    (1,773,032)
                                                     ----------     ----------     ----------
    Net cash used in investing activities           (51,064,385)   (25,411,074)   (28,304,779)
                                                     ----------     ----------     ----------
Cash flows from financing activities:
  Net change in deposits                             30,706,524     22,013,573     21,620,201
  Net change in securities sold under
    repurchase agreements                            11,696,742      2,018,928      6,110,432
  Net change in federal funds purchased                      --             --     (3,000,000)
  Purchase of treasury stock                           (327,132)          (630)            --
  Reissuance of treasury stock                          231,720        261,744        274,965
  Dividends paid                                     (1,186,557)    (1,042,411)      (918,869)
                                                     ----------     ----------     ----------
    Net cash provided by financing activities        41,121,297     23,251,204     24,086,729
                                                     ----------     ----------     ----------
Net (decrease) increase in cash and due from banks   (4,538,412)     3,409,916        896,376
Cash and due from banks at beginning of year         21,010,959     17,601,043     16,704,667
                                                     ----------     ----------     ----------
Cash and due from banks at end of year              $16,472,547    $21,010,959    $17,601,043
                                                     ==========     ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements.


Supplemental Disclosures:
------------------------

1.  Cash paid for interest was $9,300,396, $7,767,322 and $7,731,255 in 2000, 1999 and 1998,
      respectively.

2.  Cash paid for income taxes was $2,165,000, $2,091,123 and $2,278,267 in 2000, 1999 and 1998,
      respectively.

3.  Real estate acquired through, or deeds in lieu of, foreclosure was $0, $10,359 and $0 in
      2000, 1999 and 1998, respectively.



Notes to Consolidated Financial Statements

1.  Significant Accounting Policies

Basis of consolidation

The accompanying consolidated financial statements include the accounts of Community Bancorp, Inc. (the "Company"), a Massachusetts corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and its wholly-owned subsidiary, Community National Bank, (the "Bank"), a national banking association. The Bank has formed Community Securities Corporation and Community Benefits Consulting, Inc. as wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

At present, the Company conducts no activities independent of the Bank.
The Bank has ten offices and is engaged in substantially all of the business operations normally conducted by an independent commercial bank in Massachusetts. Banking services offered include the acceptance of checking, savings, and time deposits, and the making of commercial, real estate, installment and other loans. The Bank also offers official checks, safe deposit boxes, Internet banking and bill payment services, investment management and trust services and other customary banking services to its customers.

Use of estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and due from banks

Cash and due from banks consists of cash on hand, amounts due from banks and interest-bearing deposits. Included in cash and due from banks as of December 31, 2000 and 1999 is approximately $1,179,000 and $7,588,000, respectively, that is subject to Federal Reserve withdrawal restrictions.

Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost. Securities purchased to be held for indefinite periods of time and not intended to be held until maturity are classified as "available for sale" securities. Securities classified as available for sale are reported at fair value with unrealized gains and losses excluded from earnings and reported net of taxes in accumulated other comprehensive income. Securities held for indefinite periods of time include securities that management may use in conjunction with the Company's asset/ liability management program and that may be sold in response to changes in interest rates, prepayment risks or other economic factors. When securities classified as available for sale are sold, the adjusted cost of each specific security sold is used to calculate gains or losses on sale, which are included in earnings.

Dividend and interest income, including amortization of premiums and discounts, is included in earnings for all categories of investment securities. Discounts and premiums related to debt securities are amortized using a method that approximates the level-yield method, adjusted for estimated prepayments in the case of mortgage-backed securities. Realized gains and losses on security transactions are computed using the specific identification method.

Loans

Loans are stated at the amount of unpaid principal, net of unearned discounts and unearned net loan origination fees. It is the policy of the Company to discontinue the accrual of interest on loans when, in the judgment of management, the ultimate collectibility of principal or interest becomes doubtful. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest. Otherwise, interest income is subsequently recognized only to the extent cash payments are received.

Interest on loans is accrued and included in income as earned based upon contractual interest rates applied to outstanding principal balances. Nonrefundable loan origination fees and related costs are deferred and amortized as an adjustment to the related loan yield over the contractual life of the loan. When loans are sold or fully repaid, any unamortized fees, discounts and costs are recognized in income. Mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Gains and losses on sales of mortgages are recognized at the time of sale.

A loan is considered to be impaired when it is probable, based on current information and events, that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.
All loans are individually evaluated for impairment, except for smaller balance homogenous residential and consumer loans which are evaluated in aggregate, according to the Company's normal loan review process, including overall credit evaluation, nonaccrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment. Impaired loans are measured based on the present value of expected future cash flows, discounted at each loan's effective interest rate, or the fair value of the collateral for certain collateral-dependent loans. For collateral-dependent loans, the extent of impairment is the shortfall, if any, between the collateral value, less costs to dispose of such collateral, and the carrying value of the loan.

The allowance for loan losses is based on management's estimate of the amount required to reflect the risks in the loan portfolio, based on circumstances and conditions known or anticipated at each reporting date. The methodology for assessing the appropriateness of the allowance consists of a review of the following three key elements:

   - The valuation allowance for loans specifically identified as impaired
   - The formula allowance for the various loan portfolio classifications
   - The unallocated allowance

The valuation allowance reflects specific estimates of potential losses on individual impaired loans. When each impaired loan is evaluated, if the difference between the net present value of the loan (or fair value of the collateral if the loan is collateral-dependent) is lower than the recorded loan balance, the difference represents the valuation allowance for that loan.

The formula allowance is a percentage-based reflection of historical loss experience and assigns required allowance allocations by loan classification based on fixed percentages of all outstanding loan balances and commitments to extend credit. The formula allowance employs a risk-rating model that grades loans based on their general characteristics of credit quality and relative risk. When a loan's credit quality becomes suspect, it is placed on the Company's internal "watch list" and its allowance allocation is increased. For the remainder of the loan portfolio, appropriate allowance levels are estimated based on judgments regarding the type of loan, economic conditions and trends, potential exposure to loss and other factors.

In addition to the valuation allowance and the formula allowance, there is an unallocated allowance that recognizes the estimation risks associated with the valuation and the formula allowance calculations, and that reflects management's evaluation of various conditions, the effects of which are not directly measurable in determining the formula and valuation allowances. The unallocated allowance is adjusted for qualitative factors including, among others, general economic and business conditions, credit quality trends, loan volumes and concentrations and specific industry conditions within portfolio segments.

There are inherent uncertainties with respect to determining the adequacy of the allowance for loan losses. Because of these inherent uncertainties, actual losses may differ from the amounts reflected in these consolidated financial statements. Factors considered in evaluating the adequacy of the allowance includes previous loss experience, current economic conditions and their effect on borrowers, the performance of individual loans in relation to contract terms, and the estimated fair values of underlying collateral. Losses are charged against the allowance when management believes the collectibility of principal is doubtful.

In accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", the Company capitalizes the rights to service mortgage loans for others and assesses those rights for impairment based on the fair value of those rights. The loan servicing asset, included in other assets, represents the estimated present value of the interest rate differential resulting from the sale of loans with servicing rights retained. This amount is amortized over the estimated lives of the underlying loans sold. The loan servicing asset totaled $187,066 and $223,795 at December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, the Company was servicing mortgage loans for others of approximately $88,944,000 and $96,238,000, respectively. Amortization of these servicing rights totaled $66,475 and $55,591 for the years ended December 31, 2000 and 1999, respectively.

Bank premises and equipment

Land, buildings, leasehold improvements and furniture and equipment held for banking purposes are stated at cost, less accumulated depreciation and amortization. Depreciation is computed principally on the straight-line method over the shorter of the estimated useful lives of the assets or the related lease term. Expenditures for maintenance, repairs and renewals of minor items are charged to expense as incurred.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on its review, the Company does not believe that any material impairment of its long-lived assets has occurred. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Securities sold under repurchase agreements

The Company sells securities under open-ended repurchase agreements with certain customers. The principal balance of the repurchase agreements changes daily. Specific securities are not sold and securities are not transferred to the name of the customers. Instead, the customer has an interest in a portion of the U.S. Government securities held in the Company's investment portfolio. The Company also sells term repurchase agreements that generally mature within 365 days from the transaction date.

Income taxes

The Company records income taxes under the liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities. Deferred taxes are measured using enacted tax rates that are expected to be in effect when the amounts related to such temporary differences are realized or settled. The Company's deferred tax asset is reviewed quarterly and adjustments are recognized in the provision for income taxes based on management's judgments related to its realizability.

Earnings per share

The Company adopted SFAS No. 128, "Earnings Per Share", effective December 31, 1997. SFAS No. 128 requires the presentation of "basic" earnings per share, which excludes the effect of dilution, and "diluted" earnings per share, which includes the effect of dilution. The Company's "basic" and "diluted" earnings per share computations are identical in 2000, 1999 and 1998, as there are no securities outstanding that are potentially dilutive. Earnings per share is based on the weighted average number of shares outstanding during the year.

Common stock split

On April 4, 2000 the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend, which was distributed on April 28, 2000 to stockholders of record as of April 3, 2000. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the transfer of the par value of the additional shares from surplus and undivided profits. All share and per-share amounts have been restated to reflect the retroactive effect of the stock split.

Comprehensive income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income", effective January 1, 1998. Components of comprehensive income are net income and all other non-owner changes in equity. SFAS No. 130 requires that an enterprise
(a) classify items of other comprehensive income by their nature in the financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position.

Reclassifications

Certain amounts in prior year's financial statements have been reclassified to be consistent with the current year's presentation. The reclassifications have no effect on net income.

Recent accounting pronouncements

The Company adopted American Institute of Certified Public Accountants ("AICPA") Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), effective January 1, 1999. SOP 98-1 requires computer software costs associated with internal-use software to be expensed as incurred until certain capitalization criteria are met. The adoption of SOP 98-1 did not have any material impact on the Company's financial statements or results of operations.

The Company adopted AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), effective January 1, 1999. SOP 98-5 requires all costs associated with pre-opening, pre-operating and organizational activities to be expensed as incurred. The adoption of SOP 98-5 did not have any material impact on the Company's financial statements or results of operations.

In March 2000, the Emerging Issues Task Force reached a consensus on Issue
No. 00-2, "Accounting for Web Site Development Costs," ("EITF Issue No. 00-2") to be applicable to all Web site development costs incurred for fiscal quarters beginning after June 30, 2000. The consensus states that for specific Web site development costs, the accounting for such costs should be based generally on a model consistent with AICPA SOP 98-1. The adoption of EITF Issue No. 00-2 did not have any material effect on the Company's financial statements or results of operations.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument
(including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualified hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of the transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000.
The Company has adopted SFAS No. 133 as of January 1, 2001 and there was no material impact on the Company's financial statements or results of operations upon adoption.

2.  Business segments

The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", which established standards for reporting information about operating segments in annual financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision making group, in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 did not have any material effect on the Company's primary financial statements or results of operations.

The Company has identified its reportable operating business segment as "Community Banking". The Company's community banking segment consists of commercial and retail banking. The community banking segment is managed as a single strategic unit and derives its revenues from a wide range of banking services, including investing and lending activities and the acceptance of demand, savings and time deposits. Nonreportable operating segments of the Company's operations which do not have similar characteristics to the community banking operations and do not meet the thresholds requiring separate disclosure are included in the "Other" category in the disclosure of business segments below. The nonreportable segment represents the holding company financial information. (Note 11)

The accounting policies used in the disclosure of business segments are the same as those described in the summary of significant accounting policies (Note 1). The consolidation adjustments reflect certain eliminations of intersegment revenue, cash and investments in the subsidiary. Reportable segment-specific information, and the reconciliation to consolidated financial information, are as follows (dollars are in thousands):

                                Community              Other Adjustments
                                 Banking      Other    and Eliminations     Consolidated
                                ---------  ----------  -----------------    ------------
December 31, 2000
  Investment securities         $142,552   $     --    $             --     $   142,552
  Net loans                      173,217         --                  --         173,217
  Total assets                   374,868     32,098             (32,098)        374,868
  Total deposits                 307,656         --                (527)        307,129
  Total liabilities              343,628        283                (858)        343,053
  Net interest income             15,599         11                  --          15,610
  Provision for loan losses           --         --                  --              --
  Total noninterest income         3,488      1,597              (1,597)          3,488
  Total noninterest expense       12,061        366                (365)         12,062
  Net income                       4,527      4,532              (4,527)          4,532

December 31, 1999
  Investment securities         $128,033   $     --   $              --     $   128,033
  Net loans                      161,319         --                  --         161,319
  Total assets                   327,997     28,558             (28,558)        327,997
  Total deposits                 277,053         --                (631)        276,422
  Total liabilities              300,351        247                (913)        299,685
  Net interest income             14,000         11                  --          14,011
  Provision for loan losses           --         --                  --              --
  Total noninterest income         3,216      1,420              (1,420)          3,216
  Total noninterest expense       11,136        352                (351)         11,137
  Net income                       3,910      3,915              (3,910)          3,915

December 31, 1998
  Investment securities         $118,744   $     --    $             --     $   118,744
  Net loans                      137,243         --                  --         137,243
  Total assets                   300,887     25,683             (25,683)        300,887
  Total deposits                 254,775         --                (366)        254,409
  Total liabilities              275,821        218                (617)        275,422
  Net interest income             12,978          7                  --          12,985
  Provision for loan losses           --         --                  --              --
  Total noninterest income         3,200      1,284              (1,284)          3,200
  Total noninterest expense       10,187        343                (333)         10,197
  Net income                       3,808      3,806              (3,808)          3,806


3.  Securities

The amortized cost and fair values of securities at December 31, 2000 and 1999 were as follows:

                                                         2000
                               --------------------------------------------------------
                                                  Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  to Maturity                      Cost           Gains           Losses          Value
  ---------------                ---------      ----------      ----------        -----
U.S. Government obligations    $          --  $        --     $        --     $         --
U.S. Government agencies
  and corporations                41,315,639       15,009         199,275       41,131,373
Obligations of states and
  political subdivisions          16,273,263      244,910          24,242       16,493,931
Mortgage-backed securities        34,852,620       60,814         235,925       34,677,509
                                ------------   ----------      ----------      ----------
                               $  92,441,522  $   320,733     $   459,442     $ 92,302,813
                                ============   ==========      ==========      ===========

                                                  Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  Available for Sale               Cost           Gains           Losses          Value
  ------------------             ---------      ----------      ----------        -----
U.S. Government obligations    $          --  $        --     $        --     $         --
U.S. Government agencies
 and corporations                 29,871,868      309,898           4,904       30,176,862
Mortgage-backed securities        18,834,380       89,566         260,362       18,663,584
Other securities                   1,269,756           --              --        1,269,756
                                ------------   ----------      ----------      ----------
                               $  49,976,004  $   399,464     $   265,266     $ 50,110,202
                                ============   ==========      ==========      ===========

                                                         1999
                               --------------------------------------------------------
                                                  Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  to Maturity                      Cost           Gains           Losses          Value
  ---------------                ---------      ----------      ----------        -----
U.S. Government obligations    $          --  $        --     $        --     $         --
U.S. Government agencies
  and corporations                34,464,097           --         814,076       33,650,020
Obligations of states and
  political subdivisions          12,579,893        5,623         322,109       12,263,408
Mortgage-backed securities        39,181,027           20         929,924       38,251,123
                                ------------   ----------      ----------      ----------
                               $  86,225,017  $     5,643     $ 2,066,109     $ 84,164,551
                                ============   ==========      ==========      ===========

                                                  Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  Available for Sale               Cost           Gains           Losses          Value
  ------------------             ---------      ----------      ----------        -----
U.S. Government obligations    $   3,997,985  $    11,395     $        --     $  4,009,380
U.S. Government agencies
 and corporations                 25,805,725          138         191,819       25,614,044
Mortgage-backed securities        11,158,381       48,651         247,747       10,959,285
Other securities                   1,225,356           --              --        1,225,356
                                ------------   ----------      ----------      -----------
                               $  42,187,447  $    60,184     $   439,566     $ 41,808,065
                                ============   ==========      ==========      ===========


The amortized cost and fair value of securities at December 31, 2000 by contractual maturity are shown in the following table. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              Securities Held to Maturity      Securities Available for Sale
                              ---------------------------      -----------------------------
                                 Amortized        Fair            Amortized        Fair
                                   Cost           Value             Cost           Value
                                 ---------        -----           ---------        -----
Within one year                $ 3,160,235    $ 3,175,220       $11,984,710    $11,995,191
One to five years               34,464,327     34,265,673        17,887,158     18,181,671
Five to ten years                7,621,751      7,610,086                --             --
Ten to fifteen years            12,342,589     12,574,325                --             --
Mortgage-backed securities      34,852,620     34,677,509        18,834,380     18,663,584
Other securities                        --             --         1,269,756      1,269,756
                                -----------    ----------        ----------     ----------
                               $92,441,522    $92,302,813       $49,976,004    $50,110,202
                                ==========     ===========       ==========     ==========


Securities with a book value of $53,387,000 and $38,587,000 at December 31, 2000 and 1999, respectively, were pledged to secure public funds on deposit and for other purposes. There were no sales of securities in 2000 or 1999.

4.  Loans

The composition of the loan portfolio at December 31, 2000 and 1999 was as follows:

                                     2000              1999
                                     ----              ----
Commercial and industrial       $ 24,206,232      $ 23,418,982
Real estate - residential         76,945,192        66,788,010
Real estate - commercial          57,869,786        58,484,839
Real estate - residential
  construction                     2,076,838         1,454,210
Loans to individuals              14,165,381        13,544,009
Other                                765,836           670,416
                                 -----------       -----------
              Total loans       $176,029,265      $164,360,466
                                ============       ===========


The Company's lending activities are conducted primarily in central Massachusetts, where commercial loans, commercial real estate loans, single family and multifamily residential loans and a variety of consumer loans are originated. The Company generally requires collateral when extending credit and, with respect to loans secured by real estate, Company policy requires appropriate appraisals and repayment sources. The ability and willingness of the Company's borrowers to honor their repayment commitments are impacted by many factors, including the level of overall economic activity within the borrowers' geographic areas.

A summary of changes in the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998 follows:

                                               2000            1999            1998
                                              ------          ------          ------
Balance at beginning of year               $3,041,873      $2,981,012      $3,215,559
Provision for possible losses                     --               --              --
Charge-offs                                  (470,934)       (112,538)       (303,525)
Recoveries                                    241,453         173,399          68,978
                                            ----------      ---------       ---------
Balance at end of year                     $2,812,392      $3,041,873      $2,981,012
                                            =========       =========       =========


Total impaired loans at December 31, 2000 and 1999 that required a related allowance were $143,000 and $91,695, respectively, and the allowance allocated to such loans was $30,000 and $41,250 respectively. In addition, at December

31, 2000 and 1999, the Company had impaired loans of $415,354 and $592,954, respectively, that did not require a related allowance. Interest payments on impaired loans are recorded as principal reductions if the remaining loan balance is not expected to be repaid in full. If full collection of the remaining loan balance is expected, interest payments are recognized as interest income on a cash basis. Impaired loans averaged $685,623 and $858,968 during 2000 and 1999, respectively. The Company recorded interest income on impaired loans of $37,370, $100,081 and $82,456 during 2000, 1999 and 1998, respectively.

At December 31, 2000 and 1999, accruing loans 90 days or more past due totaled $1,940 and $0, respectively, and nonaccruing loans totaled $558,354 and $684,649, respectively. Troubled debt restructurings were $57,611 and $0 at December 31, 2000 and 1999, respectively, and were included in impaired loans. The reduction of interest income associated with nonaccrual and restructured loans for the years ended December 31, 2000, 1999 and 1998 was as follows:

                                         2000           1999           1998
                                         ----           ----           ----
Interest income per original terms    $  83,654      $ 154,141      $ 146,326
Income recognized                        37,370        100,081         82,456
                                       --------       --------       --------
Foregone interest income              $  46,284      $  54,060      $  63,870
                                       ========       ========       ========


5.  Bank Premises and Equipment


A summary of bank premises and equipment at December 31, 2000 and 1999 follows:

                                                                               Estimated
                                                   2000           1999         Useful Life
                                                ----------     ----------      -----------
Land                                           $  1,069 062   $  1 069 062
Buildings                                         5,008,907      4,832,435    30 - 40 years
Land and leasehold improvements                     664,901        634,377     1 - 15 years
Furniture and equipment                           3,723,277      4,057,775     3 - 10 years
                                                ----------     -----------
                                                 10,466,147     10,593,649
Less accumulated depreciation and
  amortization                                    4,231,506      4,250,758
                                                ----------     -----------
                                               $  6,234,641   $  6,342,891
                                                ==========     ===========


Total depreciation and amortization expense for the years ended December 31, 2000, 1999 and 1998 was $974,945, $906,015 and $834,209, respectively.

6.  Deposits

A summary of deposits at December 31, 2000 and 1999 follows:


                                                    2000              1999
                                                    ----              ----
Demand deposits                                $ 75,969,408       $ 68,082,062
Money-market deposits                            34,688,800         32,523,219
NOW and FlexValue deposits                       43,511,182         32,372,157
Cash management investment deposits              27,839,064         17,444,396
Savings deposit                                  38,470,706         36,672,396
Time certificates of deposit in
  denominations of $100,000 or more              30,611,400         25,347,341
Other time deposits                              56,038,272         63,980,737
                                                -----------        -----------
                                               $307,128,832       $276,422,308
                                                ===========       ============


The following is a summary of original maturities of time deposits as of December 31, 2000:

<CAPTION

                       2001                       $  69,794,592
                       2002                           7,170,541
                       2003                           3,750,479
                       2004                           1,301,163
                       2005                           4,632,897
                                                    -----------
                                                  $  86,649,672
                                                   ============


7.  Income Taxes

The components of income tax expense for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                     2000           1999           1998
                                     ----           ----           ----
Current:
  Federal                       $  2,050,453    $ 1,644,242    $ 1,713,257
  State                              479,375        438,344        475,906
                                  ----------     ----------     ----------
    Total current                  2,529,828      2,082,586      2,189,163
                                  ----------     ----------     ----------
Deferred:
  Federal                            (19,067)        68,392        (10,307)
  State                               (6,579)        25,599          3,616
                                  ----------     ----------     ----------
    Total (prepaid) deferred         (25,646)        91,991         (6,691)
                                  ----------     ----------     ----------
    Total                       $  2,504,182    $ 2,174,577    $ 2,182,472
                                  ==========     ==========     ==========


The difference between the income tax provision computed by applying the statutory federal income tax rate of 34% to income before income taxes and the actual income tax provision is summarized below:


                                     2000            1999           1998
                                     ----            ----           ----
Income tax expense
  at statutory rates            $ 2,392,342     $ 2,070,524    $ 2,035,999
State income taxes, net of
  federal income tax benefit        312,045         304,883        316,485
Tax-exempt interest                (209,009)       (206,274)      (175,993)
Other, net                            8,804           5,444          5,981
                                  ----------     ----------     ----------
                                $ 2,504,182     $ 2,174,577    $ 2,182,472
                                  ==========     ==========     ==========


The Company has recorded in other assets a net deferred tax asset of $553,328. Realization is dependent on the generation of sufficient
taxable income in future years.   Although realization is not assured,
management believes it is more likely than not that the full amount of the net deferred tax asset will be realized. However, the amount realizable could be reduced if estimates of future taxable income are reduced.

At December 31, 2000 and 1999, the Company's net deferred tax asset, included in other assets in the accompanying consolidated balance sheets, consisted of the following components:


                                                   2000             1999
                                                   ----             ----
Gross deferred tax asset:
  Provision for possible loan losses           $  874,255       $  893,647
  Employee benefits and other
    compensation arrangements                     327,280          323,512
  Other                                            19,883           14,197
                                                ---------        ---------
                                                1,221,418        1,231,356

Gross deferred tax liability:
  Accelerated tax depreciation                   (133,516)        (181,020)
  Other                                          (534,574)        (312,446)
                                                ---------        ---------
                                                 (668,090)        (493,466)
                                                ---------        ---------
Net deferred tax asset                         $  553,328       $  737,890
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

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 2000 and 1999:

                                                     2000            1999
                                                     ----            ----
Change in benefit obligation:
  Benefit obligation at beginning of year        $(3,315,486)    $(3,751,742)
  Service cost                                      (230,182)       (249,962)
  Interest cost                                     (251,629)       (233,992)
  Actuarial (loss) gain                             (265,815)        636,872
  Benefits paid                                      230,725         283,338
                                                   ---------       ---------
  Benefit obligation at end of year               (3,832,387)     (3,315,486)
                                                   ---------       ---------

Change in plan assets:
  Fair value of assets at beginning of year        3,317,895       2,998,392
  Actual return on plan assets                        78,121         194,640
  Employer contributions                             312,508         408,201
  Benefits paid                                     (230,725)       (283,338)
                                                   ---------       ---------
  Fair value of plan assets at end of year         3,477,799       3,317,895
                                                   ---------       ---------

  Funded status                                     (354,588)          2,409
  Unrecognized net loss                              745,348         288,507
  Unrecognized prior service cost                      8,276           9,656
  Unrecognized net asset                             (26,861)        (35,814)
                                                   ---------       ---------
  Prepaid benefit cost                            $  372,175      $  264,758
                                                   =========       =========


The following weighted-average assumptions were used in accounting for the Company's pension plan for the years ended December 31, 2000, 1999 and 1998:


                                           2000            1999            1998
                                           ----            ----            ----
Discount rate                              7.25%           7.50%           6.50%
Expected return on plan assets             8.00%           8.00%           8.00%
Rate of compensation increase              4.00%           4.00%           4.00%


Net periodic benefit cost for the years ended December 31, 2000, 1999 and 1998 included the following components:


                                                     2000            1999            1998
                                                     ----            ----            ----
Service cost                                     $   230,182     $   249,962     $   247,666
Interest cost                                        251,629         233,992         226,980
Expected return on plan assets                      (272,190)       (244,119)       (228,798)
Amortization of prior service cost                     1,380           1,380           1,380
Amortization of transition obligation                 (8,953)         (8,953)         (8,954)
Recognized net loss                                    3,043          26,977              --
                                                   ---------       ---------       ---------
Net periodic benefit cost                        $   205,091     $   259,239     $   238,274
                                                   =========       =========       =========


The Company has an Employee Stock Ownership Plan ("ESOP") that enables eligible employees to own common stock. Annual cash contributions of $70,000 were made to the ESOP in 2000, 1999 and 1998.

The Company has a 401(k) Plan that covers all eligible employees. The Company matches a percentage of each participant's annual contribution to the plan as determined by the Board of Directors each year. Compensation expense recorded in 2000, 1999 and 1998 related to this plan was approximately $81,400 $85,800 and $81,400, respectively.

The Company has a post-retirement medical plan covering all eligible employees, for which an accrued liability of $30,775 and $18,811 was recorded at December 31, 2000 and 1999, respectively. The net periodic benefit cost of this plan was $13,890 in 2000 and $12,397 in 1999.

9.  Commitments

The Company leases branch offices and equipment under noncancelable agreements expiring at various dates through 2008 that require various minimum annual rentals. Rental expense totaled approximately $262,000, $246,000 and $185,000, for 2000, 1999 and 1998, respectively. The total future minimum rental commitments at December 31, 2000 aggregate $1,198,346. Rental commitments for each of the next five fiscal years and thereafter are as follows:

    2001             $252,654
    2002              235,220
    2003              195,872
    2004              166,400
    2005              126,800
    Thereafter        221,400

The Company is not party to any legal proceedings. The Bank is involved in various routine legal actions arising in the normal course of business, none of which is believed by management, based on its knowledge of the pertinent facts and opinions of legal counsel, to be material to the financial condition or operations of the Company.

10.  Loans to Related Parties

The schedule below discloses indebtedness of certain parties related to the Company:


          Balance                                           Balance
          January 1       New Loans         Repayments      December 31
          ----------      ---------         ----------      -----------
1999     $ 5,540,830     $2,039,431        $ 1,706,514      $ 5,873,747
2000     $ 5,873,747     $2,906,641        $ 1,262,575      $ 7,517,813


These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

11.  Condensed Financial Information of Community Bancorp, Inc.

The following tables disclose certain parent-company-only financial information at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000:

                               Balance Sheets
                                                            2000             1999
                                                            ----             ----
Assets:
  Cash and cash equivalents                            $    527,417     $    631,460
  Investment in subsidiary, at equity                    31,239,102       27,645,540
  Other assets                                              331,209          281,306
                                                         ----------       ----------
               Total assets                            $ 32,097,728     $ 28,558,306
                                                        ===========       ==========
Liabilities and stockholders' equity:
  Other liabilities                                    $    282,857     $    247,035
                                                         ----------       ----------
               Total liabilities                            282,857          247,035
                                                         ----------       ----------
Stockholders' equity:
  Preferred stock, $2.50 par value, 100,000
    shares authorized, none issued or outstanding                --               --

  Common stock, $2.50 par value, 12,000,000 shares
    authorized, 6,398,436 shares issued,
    5,914,441 shares outstanding, (5,921,824 shares
    outstanding at December 31, 1999)                    15,996,090        7,998,045

  Surplus                                                   101,378          638,619
  Undivided profits                                      18,052,893       22,116,681
  Treasury stock at cost, 483,995 shares
    (476,612 shares at December 31, 1999)                (2,414,762)      (2,217,972)
  Accumulated other comprehensive income (loss)              79,272         (224,102)
                                                         ----------       ----------
     Total stockholders' equity                          31,814,871       28,311,271
                                                         ----------       ----------
     Total liabilities and stockholders' equity         $32,097,728      $28,558,306
                                                        ===========       ==========


                               Statements of Income

                                                         Years ended December 31,
                                               ------------------------------------------
                                                    2000          1999            1998
                                                    ----          ----            ----
Income:
  Dividends from subsidiary bank               $ 1,236,481   $  1,073,397   $    949,690
  Other income                                     371,680        357,592        341,027
                                               -----------    -----------     ----------
    Total income                                 1,608,161      1,430,989      1,290,717
                                               -----------    -----------     ----------
Expenses:
  Other                                            366,231        352,237        343,499
                                               -----------    -----------     ----------
    Total expenses                                 366,231        352,237        343,499
                                               -----------    -----------     ----------
Income before undistributed net income of
  subsidiary bank                                1,241,930      1,078,752        947,218
Equity in undistributed net income of
  subsidiary bank                                3,290,189      2,836,465      2,858,543
                                               -----------    -----------     ----------
       Net income                             $  4,532,119   $  3,915,217   $  3,805,761
                                               ===========    ===========    ===========



                           Statements of Cash Flows
                                                          Years ended December 31,
                                                -----------------------------------------
                                                    2000          1999            1998
                                                    ----          ----            ----
Cash flows from operating activities:
  Net income                                   $  4,532,119   $  3,915,217   $  3,805,761
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Equity in undistributed net income
        of subsidiary bank                       (3,290,189)    (2,836,465)    (2,858,543)
      Increase in other assets                      (49,903)       (30,996)       (30,821)
      Increase in other liabilities                  35,823         29,356         32,538
                                                 ----------     ----------     ----------
           Total adjustments                     (3,304,269)    (2,838,105)    (2,856,826)
                                                 ----------     ----------     ----------
Net cash provided by operating activities         1,227,850      1,077,112        948,935
                                                 ----------     ----------     ----------
Cash flows from financing activities:
  Purchase of treasury stock                       (327,132)          (630)            --
  Reissuance of treasury stock                      231,720        261,744        274,965
  Dividends declared                             (1,236,481)    (1,073,397)      (949,690)
                                                 ----------     ----------     ----------
    Net cash used in financing activities        (1,331,893)      (812,283)      (674,725)
                                                 ----------     ----------     ----------
    Net (decrease) increase in cash
      and cash equivalents                         (104,043)       264,829        274,210
Cash and cash equivalents at beginning of year      631,460        366,631         96,421
                                                 ----------     ----------     ----------
Cash and cash equivalents at end of year       $    527,417   $    631,460   $    366,631
                                                 ==========     ==========    ===========


Cash and cash equivalents consist of a money market demand deposit account on deposit with the subsidiary bank.

The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. During 2001, Community National Bank can, under this formula, declare dividends to Community Bancorp, Inc. of approximately $6,127,000, plus an additional amount equal to the Bank's net profit for 2001, up to the date of any such dividend declaration, without the approval of the Comptroller of the Currency.

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

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 2000 and 1999 was as follows:


                                                  2000             1999
                                                  ----             ----
Commitments to extend credit:
  Fixed-rate (6.99% to 10.50%)               $    504,621     $  1,378,747
  Adjustable rate                              46,344,615       40,544,958

Standby letters of credit                    $    469,287     $    246,693
                                              ===========      ===========


Commitments to extend credit on a fixed-rate basis expose the Company to a certain amount of interest rate risk if market rates of interest substantially increase during the commitment period.

The Company has also sold mortgage loans with recourse in the event of the default of the borrower. Loans sold with recourse are accounted for as sales in the accompanying financial statements, with provisions made for anticipated losses under the recourse provisions. At December 31, 2000 and 1999, the outstanding balance of such mortgages totaled approximately $47,818 and $194,000, respectively.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios
(set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2000 and 1999, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Bank must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.
There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios at December 31, 2000 and 1999 are presented in the following table (dollars are in thousands):

                                                                To Be Well Capitalized
                                              For Capital       Under Prompt Corrective
                            Actual          Adequacy Purposes      Action Provisions
                        ---------------     -----------------   -----------------------
                        Amount    Ratio     Amount      Ratio       Amount      Ratio
                        ------    -----     ------      -----       ------      -----
December 31, 2000:

Company (consolidated):
  Total capital
  (to risk-weighted                                   >
  assets)               $34,213   17.16%    $15,947   -  8.00%       N/A         N/A

  Tier 1 capital
  (to risk-weighted                                   >
  assets)                31,717   15.91%      7,974   -  4.00%       N/A         N/A

  Tier 1 capital                                      >
  (to average assets)    31,717    9.12%     13,915   -  4.00%       N/A         N/A

Bank:
  Total capital
  (to risk-weighted                                   >                       >
  assets)                33,637   16.87%     15,947   -  8.00%     $19,934    -  10.00%

  Tier 1 capital
  (to risk-weighted                                   >                       >
  assets)                31,141   15.62%      7,974   -  4.00%      11,960    -   6.00%

  Tier 1 capital                                      >                       >
  (to average assets)    31,141    8.95%     13,915   -  4.00%      17,394    -   5.00%

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


14.  Disclosures about Fair Value of Financial Instruments

In December 1991, the FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". This statement requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

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

The carrying amount and estimated fair values of the Bank's financial instruments at December 31, 2000 and 1999 are as follows:

                                                            2000
                                               -----------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and due from banks                      $ 16,472,547      $ 16,472,547
  Federal funds sold                             31,136,266        31,136,266
  Securities                                    142,551,724       142,413,015
  Loans, including held for sale, net           173,512,615       176,915,858


Financial instrument liabilities:
  Deposits                                      307,128,832       307,295,190
  Short-term borrowings                          33,463,166        33,463,166

                                                            1999
                                               -----------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and due from banks                      $ 21,010,959      $ 21,010,959
  Federal funds sold                              6,924,026         6,924,026
  Securities                                    128,033,082       125,972,616
  Loans, including held for sale, net           161,651,279       163,282,691


Financial instrument liabilities:
  Deposits                                      276,422,308       276,851,881
  Short-term borrowings                          21,766,424        21,766,424


Report of Independent Public Accountants

[The following report appears on Arthur Andersen LLP letterhead]




Report of Independent Public Accountants


To the Board of Directors and Stockholders of Community Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Community Bancorp, Inc. (a Massachusetts corporation) and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the three years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bancorp, Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the three years then ended, in conformity with accounting principals generally accepted in the United States.


                                             /s/ Arthur Andersen LLP

Boston, Massachusetts
January 18, 2001

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

The Company recorded net income of $4,532,119 for the year ended December 31, 2000, representing an increase of $616,902 or 15.8% over $3,915,217 recorded in 1999. Earnings per share of $.77 for the current year compared to $.66 for the year ended December 31, 1999. The improvement in net income resulted primarily from increases in net interest income and noninterest income, partially offset by an increase in noninterest expense.

Deposits of $307,128,832 at December 31, 2000 increased by $30,706,524 or 11.1%
from $276,422,308 at December 31, 1999. The increase occurred in both interest bearing and noninterest bearing deposit categories.

Loans of $176,029,265 at December 31, 2000 increased by $11,668,799 or 7.1% from $164,360,466 at December 31, 1999. The increase took place primarily in the residential mortgage and installment loan categories. Noncurrent loans (nonaccrual loans, troubled debt restructurings and loans 90 days or more past due but still accruing) totaled $560,294 and $684,649 at December 31, 2000 and 1999, respectively.

Assets of $374,867,511 at December 31, 2000 represented a $46,870,936 or 14.3%
increase over $327,996,575 at December 31, 1999.

2000 Compared to 1999

Interest income for the year ended December 31, 2000 was $24,964,665, representing an increase of $3,123,940 or 14.3% over $21,840,725 for the year ended December 31, 1999, primarily due to a $33,309,935 or 11.5% increase in average earning assets, and higher average interest rates, during 2000. The weighted average taxable equivalent yield on net earning assets was 7.82% and 7.61% in 2000 and 1999, respectively. Interest expense of $9,354,592 in 2000 represented an increase of $1,524,924 or 19.5% from $7,829,668 in 1999, primarily due to a $23,599,941 or 10.4% increase in average interest bearing liabilities, and higher average interest rates, during 2000. The weighted average cost of interest bearing liabilities was 3.75% in 2000 and 3.46% in 1999. Net interest income for 2000 was $15,610,073, representing an increase of $1,590,016 or 11.4% compared to $14,011,057 recorded in 1999.

Noninterest income for the year ended December 31, 2000 was $3,488,045, representing an increase of $272,299 or 8.5% from $3,215,746 in 1999. This increase resulted primarily from increases in merchant credit card processing assessments, service charges and gains on sales of loans, partially offset by a reduction in other charges, commissions and fees.

Noninterest expense for the year ended December 31, 2000 of $12,061,817 represented an increase of $924,808 or 8.3% from $11,137,009 recorded during 1999. This increase was the result of increases in salaries and employee benefits, data processing and ATM network, occupancy, credit card processing and other expense, partially offset by reductions in printing, stationery and supplies, professional fees and marketing and advertising expense. Many of the non-inflationary increases in noninterest expense were the result of costs associated with the operation of two new Community National Bank offices opened during the second quarter of 1999, the establishment by the Bank of an Investment Management and Trust Department during the second quarter of 2000, and the continued investment in technology to enhance customer service and product delivery systems.

There was no provision for loan losses in 2000 or 1999, reflecting management's continuing evaluation of the adequacy of the allowance for loan losses and its belief that the allowance is adequate. Management will continue its ongoing assessment of the adequacy of the allowance for loan losses during 2001 and may adjust the provision for loan losses if necessary.

Income tax expense of $2,504,182 for the year ended December 31, 2000 compared to $2,174,577 for 1999, resulting from an increase in taxable income during the current period. The Company's effective tax rate declined slightly to 35.6% in 2000 from 35.7% in 1999 due to favorable tax rates on certain investment income.

Net income of $4,532,119 for the year ended December 31, 2000 represented an increase of $616,902 or 15.8% over $3,915,217 recorded in 1999. Earnings per share of $.77 in 2000 represented an increase of $.11 from $.66 in 1999.

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

Noninterest income for the year ended December 31, 1999 was $3,215,746, representing an increase of $15,259 or .5% from $3,200,487 in 1998. This increase resulted primarily from increases in merchant credit card processing assessments and other charges, commissions and fees, much of which was offset by a reduction in gains on sales of loans. The decrease in gains on sales of loans resulted from a significant reduction in the volume of residential mortgages originated for sale in the secondary market during 1999 as compared to 1998.

Noninterest expense for the year ended December 31, 1999 of $11,137,009 represented an increase of $940,084 or 9.2% from $10,196,925 recorded during 1998. This increase was the result of increases in all primary noninterest expense categories.

There was no provision for loan losses in 1999 or 1998, reflecting management's continuing evaluation of the adequacy of the allowance for loan losses and its belief that the allowance is adequate.

Income tax expense of $2,174,577 for the year ended December 31, 1999 compared to $2,182,472 for 1998, resulting from an increase in nontaxable income and decrease in taxable income during the current period. The Company's effective tax rate declined to 35.7% in 1999 from 36.4% in 1998 due to favorable tax rates on certain investment income.

Net income of $3,915,217 for the year ended December 31, 1999 represented an increase of $109,456 or 2.9% over $3,805,761 recorded in 1998. Earnings per share of $.66 in 1999 represented an increase of $.01 from $.65 in 1998.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed by management to be adequate to absorb inherent losses in the loan portfolio, including commitments to extend credit (i.e. lines of credit). The allowance is charged when management determines that the repayment of the principal on a loan is in doubt. Subsequent recoveries, if any, are credited to the allowance. The allowance is maintained at an adequate level through the provision for loan losses, which is a charge to operating income. At December 31, 2000 the allowance was $2,812,392, representing 1.6% of total loans, compared to $3,041,873, representing 1.9% of total loans at December 31, 1999.

Securities

The Company's securities portfolio consists primarily of obligations of the U.S. Treasury, U.S. Government sponsored agencies, mortgage-backed securities and obligations of various municipalities. These assets are used in part to secure public deposits and as collateral for repurchase agreements. Total securities were $142,551,724 at December 31, 2000, representing an increase of $14,518,642 or 11.3% from $128,033,082 at December 31, 1999. Total securities averaged $127.6 million for 2000, representing an increase of $8.4 million or 7.0% over $119.2 million for 1999. All mortgage-backed securities in the Company's securities portfolio have been issued by U.S. Government sponsored agencies. Management believes no other-than-temporary impairment has occurred with regard to any security in the securities portfolio. There were no sales of securities during 2000.

Liquidity and Capital Resources

The Company's principal sources of liquidity are customer deposits, amortization and pay-offs of loan principal and the amortization and maturities of securities. These sources provide funds for loan originations, the purchase of securities and other activities. Deposits are considered a relatively stable source of funds. At December 31, 2000 and 1999, deposits were $307.1 million and $276.4 million, respectively. Management anticipates that deposits will increase moderately during 2001.

Of the Company's $142.6 million in securities at December 31, 2000, $15.2 million or 10.6% mature within one year. As a nationally chartered member of the Federal Reserve System, the Bank has the ability to borrow funds from the Federal Reserve Bank of Boston by pledging certain of its investment securities as collateral. Also, the Bank is a member of the Federal Home Loan Bank of Boston which provides additional borrowing opportunities. There were no borrowings from the Federal Home Loan Bank of Boston at December 31, 2000 or 1999.

Bank regulatory authorities have established a capital measurement tool called Tier 1 leverage capital. A 4.00% ratio of Tier 1 leverage capital to assets now constitutes the minimum capital standard for most banking organizations. At December 31, 2000 and 1999, the Company's Tier 1 leverage capital ratio was 8.46% and 8.69%, respectively. Regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% and a minimum ratio of total capital to risk-weighted assets of 8.00%. At December 31, 2000, the Company's Tier 1 and total risk-based capital ratios were 15.91% and 17.16%, respectively. At December 31, 1999, the Company's Tier 1 and total risk-based capital ratios were 15.54% and 16.80%, respectively. The Bank is categorized as "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (F.D.I.C.I.A.).

Effective April 28, 2000, the Company's Board of Directors approved a two-for-one stock split of the Company's common stock, par value $2.50, effected in the form of a 100% stock dividend.

Asset/Liability Management and Interest Rate Risk

The Company has an Asset/Liability Management Committee which oversees all asset/liability management activities. The committee establishes general guidelines each year and meets regularly to review the Company's operating results, to measure and monitor interest rate risk and to make strategic changes when necessary. It is the Company's general policy to reasonably match the rate sensitivity of its assets and liabilities in an effort to prudently manage interest rate risk. A common benchmark of this sensitivity is the one year gap position, which is a reflection of the difference between the speed and magnitude of rate changes of interest rate sensitive liabilities as compared with the Bank's ability to adjust the rates of its interest rate sensitive assets in response to such changes. The Company's positive one year cumulative gap position at December 31, 2000, which represents the excess of repricing assets versus repricing liabilities, was 2.11% expressed as a percentage of total assets.

Year 2000

As of December 31, 2000, the Company had experienced no Year 2000 related problems. All mission critical and non-mission critical systems have performed correctly. The Company is aware of no credit problems on the part of its borrowers, no deposit balance reductions, and no disruptions of utility or other third-party services related to the Year 2000 issue, and the Company experienced no Year 2000 related loss of revenue.

[The following text appears on the inside back cover]


DIRECTORS & OFFICERS
--------------------
COMMUNITY BANCORP, INC. AND COMMUNITY NATIONAL BANK
---------------------------------------------------

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

David W. Webster
President of Knight Fuel Company, Inc.

Officers:
--------
James A. Langway
President and Chief Executive Officer

Donald R. Hughes, Jr.
Treasurer and Clerk


COMMUNITY NATIONAL BANK
-----------------------

Officers
--------
President and Chief Executive Officer
  James A. Langway

Executive Vice President
  Donald R. Hughes, Jr.

Auditor
  Patricia North-Martino

Administrative Officer
  Joy A. Pare'

Commercial Banking
------------------
Senior View President
  John P. Galvani

Vice Presidents
  Christal M. Bjork
  Daniel L. Heney
  Anton Lahnston

Assistant Vice President
  Gregory A. Pauplis

Commercial Loan Officer
  Jennifer D. Vasquezi

Compliance/Legal/Personnel
--------------------------
Senior Vice President
  Grace L. Blunt, Esq.

Assistant Vice President
  Diane L. LeBlanc

Financial Control
-----------------
Senior Vice President
  Robert E. Leist

Investment Management & Trust
-----------------------------
V.P. & Investment Officer
  R. Richard Wilson

Investment Officer
  Paul Travis

Operations/EDP/Electronic Banking
-------------------------------------
Senior Vice President
  Janet A. Lyman

Vice President
  James P. Vasquezi

Assistant Vice President
  Margaret M. Vasquezi

Loan Servicing Officer
  Michelle M. Temple

Operations Officer
  Susan B. Gillespie

Retail Banking
--------------
Senior Vice President
  Richard K. Bennett

Vice Presidents
  Jeffrey C. Barske
  Rocco A. Vallande

Assistant Vice Presidents
  Linda Benway
  Kelli Mason

Branch Officers
  Joan Brigham
  Sean English
  Rita M. Janeiro
  M. Jean Mickle
  Gail A. Plank
  Lois A. Seymour
  Nicole L. Sousa

Consumer Loan Officer
  Suzanne Polagruto

Credit Officer
  AnnMarie Callahan

Facilities Officer
  Raymond A. Murphy

Mortgage Officer
  Lynda L. D'Orlando

Mortgage Underwriting Officer
  Sandra M. Borella

Security Officer
  Clark Hooper


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

Internet Branch
www.combanc.com
cnb-mail@combanc.com

Loan Center
12 Pope Street, Hudson
tel  978-568-2468
fax  978-562-9984

Marlborough Center
96 Bolton Street
tel  508-485-5003
fax  508-229-4602

Marlborough East
500 Boston Post Road
tel  508-485-3599
fax  508-229-4601

Stow
159 Great Road
tel  978-461-1600
fax  978-461-1610

Sudbury
450 Boston Post Road
tel  978-443-1620
fax  978-443-1626

ATM LOCATIONS:

New England Sports Center
Donald Lynch Blvd., Marlborough

Solomon Pond Mall
Donald Lynch Blvd., Marlborough

Washington Square Plaza
Rt. 85, Hudson


Equal Opportunity Lender
Member FDIC