Form 10-K405, Exhibit 13
period 2001-12-31
COMMUNITY BANCORP INC /MA/
filed 2002-03-25
CIK 742170

[The annual report front cover contains a color graphic and the following text:]


                           Annual Report 2001
                         Community Bancorp, Inc.

                  Parent Company of Community National Bank

[The following text appears on page 1]


                          Table of Contents

Message to Stockholders and Friends - - - - - - - - - - - -  2

Selected Consolidated Financial Data - - - - - - - - - - - - 3

Consolidated Balance Sheets - - - - - - - - - - - - - - - -  4

Consolidated Statements of Income - - - - - - - - - - - - -  5

Consolidated Statements of Comprehensive Income  - - - - - - 6

Consolidated Statements of Stockholders' Equity - - - - - -  7

Consolidated Statements of Cash Flows - - - - - - - - - - -  8

Notes to Consolidated Financial Statements  - - - - - - - -  9

Report of Independent Public Accountants  - - - - - - - - - 27

Management's Discussion and Analysis of
  Financial Condition and Results of Operations - - - - - - 28

Directors & Officers - - - - - - - - - - - - - - - - - - -  31

To Our Stockholders and Friends

On behalf of the Board of Directors, management and staff of Community Bancorp, Inc., we are proud to present you with our 2001 Annual Report. The results of operations for the past year are a very positive indication of the Company's continued strength, as we again achieved record earnings. Net income for the year ended December 31, 2001 was $5,080,838, compared to $4,532,119 recorded in 2000. Earnings per share of $0.86 for 2001 represented an 11.7% increase over $0.77 per share in the previous year.

Although the nation's economy softened considerably during 2001, prompting the Federal Reserve to lower interest rates an unprecedented eleven times during the year, ongoing independent reviews of our loan portfolio confirm that the Company's assets are of high quality. With a total loan portfolio of over $188 million at year-end, only $128,000 in net loan losses were realized during the year. The Company's return on average assets (ROA), a key measurement of a bank's earnings performance, was 1.32% during 2001, comparing very favorably to peer financial institutions.

As a result of our continued strong earnings during 2001, the Board of Directors increased the cash dividend paid to the Company's stockholders in each of the four quarters. Total dividends of $0.26 per share declared during 2001 represented a 24% increase over $0.21 per share declared in 2000.

The year 2001 was a gratifying year for the Company, but a difficult year for our country. We were deeply saddened by the events of September 11, 2001 and the nation is still recovering from those tragedies, which prolonged and deepened the economic recession. However, there are signs that the Federal Reserve's interest rate cuts and the tax package passed by the President and Congress last year are beginning to produce results. Nothing is certain, however, and only time will tell if and how much the economy will improve in the short term.

In the meantime, our outlook remains positive. We continually strive to provide friendly, courteous and professional service to our many customers. We also strive to provide our customers with technologically advanced services and delivery systems that an increasing number of them desire each year. Community Bancorp, Inc. is committed to being a leader at providing a full range of diversified financial services and innovative technology that will both serve our existing customers well and attract new customers. As we have said in previous letters to our stockholders, as a community bank we know our customers and their needs and we know how to provide the financial services they desire. We believe these are the keys to our ongoing success.

On behalf of the Board of Directors, management and staff, we thank our stockholders and customers for their continued support, and we are looking forward to making 2002 another successful year.


Sincerely,


/s/ James A. Langway                          /s/ Dennis F. Murphy, Jr.
--------------------                          -------------------------
James A. Langway                              Dennis F. Murphy, Jr.
President and Chief Executive Officer         Chairman of the Board

                                                      Selected Consolidated Financial Data
                                                      ------------------------------------

                                         2001          2000          1999          1998          1997
                                         ----          ----          ----          ----          ----
Total assets                         $402,705,744  $374,867,511  $327,996,575  $300,886,831  $273,550,527
Total deposits                        319,066,339   307,128,832   276,422,308   254,408,735   232,788,534
Total net loans                       185,768,186   173,216,873   161,318,593   137,242,930   136,624,294
Allowance for loan losses               2,684,517     2,812,392     3,041,873     2,981,012     3,215,559
Total interest income                  25,507,838    24,964,665    21,840,725    20,659,783    19,169,951
Total interest expense                  8,634,144     9,354,592     7,829,668     7,675,112     6,895,222
Net interest income                    16,873,964    15,610,073    14,011,057    12,984,671    12,274,729
Gains on sales of securities                9,200            --            --            --         8,587
Provision for loan losses                      --            --            --            --            --
Net income                              5,080,838     4,532,119     3,915,217     3,805,761     3,429,859
Earnings per share                           0.86          0.77          0.66          0.65          0.58
Dividends per share                          0.26          0.21          0.18          0.16          0.14


[Five-year bar graphs for the following categories appear in this space. Data for the graphs was obtained from the above table.]

Total Assets (in millions)
Net Income (in millions)
Earnings Per Share (in dollars)
Total Deposits (in millions)
Total Net Loans (in millions)
Net Interest Income (in millions)

                          Consolidated Balance Sheets
                          December 31, 2001 and 2000
                                                            2001           2000
                                                        -----------   -----------
ASSETS
Cash and due from banks                                $ 19,876,999   $ 16,472,547
Federal funds sold                                       12,912,746     31,136,266
Securities available for sale at fair value (Note 3)     74,116,739     50,110,202
Securities held to maturity (fair value $99,075,447
 in 2001 and $92,302,813 in 2000) (Note 3)               97,266,087     92,441,522
Mortgage loans held for sale                              1,909,913        295,742

Loans (Notes 4 and 11)                                  188,452,703    176,029,265
Less allowance for loan losses (Note 4)                   2,684,517      2,812,392
                                                        -----------    -----------
               Total net loans                          185,768,186    173,216,873
Bank premises and equipment, net (Note 5)                 6,140,477      6,234,641
Other assets, net (Notes 1, 8 and 9)                      4,714,597      4,959,718
                                                        -----------    -----------
               Total assets                            $402,705,744   $374,867,511
                                                        ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits (Note 6):
       Noninterest bearing                             $ 78,513,849   $ 75,969,408
       Interest bearing                                 240,552,490    231,159,424
                                                        -----------    -----------
               Total deposits                           319,066,339    307,128,832
                                                        -----------    -----------
Securities sold under repurchase agreements (Note 1)     34,023,288     33,463,166
Borrowed funds (Note 7)                                  10,000,000             --
Other liabilities (Note 9)                                3,305,118      2,460,642
                                                        -----------    -----------
               Total liabilities                        366,394,745    343,052,640
                                                        -----------    -----------
Commitments (Notes 10 and 13)                                    --             --
Stockholders' equity: (Notes 1 and 9)
   Preferred stock, $2.50 par value, 100,000 shares
     authorized, none issued or outstanding                      --             --
   Common stock, $2.50 par value, 12,000,000 shares
     authorized, 6,398,436 shares issued,
     5,940,606 shares outstanding, (5,914,441 shares
     outstanding at December 31, 2000)                   15,996,090     15,996,090
   Surplus                                                  219,120        101,378
   Undivided profits                                     21,608,513     18,052,893
   Treasury stock, at cost, 457,830 shares,
     (483,995 at December 31, 2000)                      (2,297,019)    (2,414,762)
   Accumulated other comprehensive income                   784,295         79,272
                                                        -----------    -----------
               Total stockholders' equity                36,310,999     31,814,871
                                                        -----------    -----------
               Total liabilities and stockholders'
                equity                                 $402,705,744   $374,867,511
                                                        ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                         Consolidated Statements of Income
                    Years ended December 31, 2001, 2000 and 1999
                                               2001         2000          1999
                                               ----         ----          ----
Interest income:
  Interest and fees on loans               $15,748,562   $15,452,495   $13,947,164
  Interest and dividends on securities:
    Taxable interest                         7,239,876     7,096,447     6,427,831
    Nontaxable interest                        889,442       628,313       566,334
    Dividends                                  310,450        91,360        74,865
  Interest on federal funds sold             1,319,508     1,696,050       824,531
                                            ----------    ----------    ----------
              Total interest income         25,507,838    24,964,665    21,840,725
                                            ----------    ----------    ----------
Interest expense:
  Interest on deposits                       7,353,628     7,661,268     6,801,917
  Interest on securities sold under
    repurchase agreements                    1,275,081     1,693,324     1,027,751
  Interest on borrowed funds (Note 7)            5,435            --            --
                                            ----------    ----------    ----------
               Total interest expense        8,634,144     9,354,592     7,829,668
                                            ----------    ----------    ----------
Net interest income                         16,873,694    15,610,073    14,011,057
                                            ----------    ----------    ----------
Provision for loan losses (Note 4)                  --            --            --
                                            ----------    ----------    ----------
Net interest income after provision
  for loan losses                           16,873,694    15,610,073    14,011,057
                                            ----------    ----------    ----------
Noninterest income:
  Merchant credit card processing
    assessments                              1,838,342     1,559,355     1,296,041
  Service charges                              639,163       635,823       589,697
  Other charges, commissions and fees        1,350,290     1,110,542     1,169,175
  Gains on sales of loans, net                 200,402        89,458        71,661
  Gains on sales of securities, net              9,200            --            --
  Other                                        104,903        92,867        89,172
                                            ----------    ----------    ----------
              Total noninterest income       4,142,300     3,488,045     3,215,746
                                            ----------    ----------    ----------
Noninterest expense:
  Salaries and employee benefits (Note 9)    6,649,341     6,093,676     5,632,576
  Information technology and ATM network     1,222,091     1,113,844     1,010,383
  Occupancy, net                               950,410       829,817       761,857
  Furniture and equipment                      427,634       416,133       370,549
  Credit card processing                     1,654,208     1,430,434     1,258,102
  Printing, stationery and supplies            242,998       244,622       280,008
  Professional fees                            499,230       415,696       420,423
  Marketing and advertising                    205,529       276,315       326,348
  Other                                      1,398,478     1,241,280     1,076,763
                                            ----------    ----------    ----------
               Total noninterest expense    13,249,919    12,061,817    11,137,009
                                            ----------    ----------    ----------
Income before income tax expense             7,766,075     7,036,301     6,089,794
Income tax expense                           2,685,237     2,504,182     2,174,577
                                            ----------    ----------    ----------
Net income                                 $ 5,080,838   $ 4,532,119   $ 3,915,217
                                            ==========    ==========    ==========
Basic earnings per common share
  (Notes 1 and 9)                          $      0.86   $      0.77   $      0.66
Diluted earnings per common share
  (Notes 1 and 9)                          $      0.86   $      0.77   $      0.66
Basic weighted average number of shares
  (Notes 1 and 9)                            5,932,004     5,912,731     5,909,600
Diluted weighted average number of shares
  (Notes 1 and 9)                            5,940,597     5,912,731     5,909,600
                                            ==========     =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

                   Consolidated Statements of Comprehensive Income
                    Years ended December 31, 2001, 2000 and 1999
                                               2001         2000          1999
                                               ----         ----          ----
Net income                                 $ 5,080,838   $ 4,532,119   $ 3,915,217
                                            ----------    ----------    ----------
Other comprehensive income:
  Unrealized securities gains (losses)
   arising during period                     1,193,540       513,579      (434,930)
  Income tax (expense) benefit on
   unrealized securities gains (losses)
   arising during period                      (488,517)     (210,205)      178,018
                                            ----------    ----------    ----------
  Net unrealized securities gains
   (losses) arising during period              705,023       303,374      (256,912)
                                            ----------    ----------    ----------
  Less: reclassification adjustment for
   securities (gains) included in income            --            --            --
  Income tax expense on securities
   (gains) included in income                       --            --            --
                                            ----------    ----------    ----------
  Net reclassification adjustment for
   securities (gains) included in
   net income                                       --            --            --
                                            ----------    ----------    ----------
Other comprehensive income (loss)              705,023       303,374      (256,912)
                                            ----------    ----------    ----------
Comprehensive income (Note 1)              $ 5,785,861   $ 4,835,493   $ 3,658,305
                                            ==========    ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Stockholders' Equity
                        Years ended December 31, 2001, 2000 and 1999
                                                                                         Accumulated
                                                                                            Other
                                     Common                 Undivided      Treasury      Comprehensive
                                     Stock       Surplus     Profits        Stock           Income
                                   --------     --------   -----------    ---------      -------------
Balance, December 31, 1998      $ 7,998,045    $524,106   $19,274,861   $(2,364,573)     $  32,810
  Net income                             --          --     3,915,217            --             --
  Cash dividends declared
   ($0.182 per share)                    --          --    (1,073,397)           --             --
  Purchase of 70 shares of
    treasury stock                       --          --            --          (630)            --
  Reissuance of 32,718 shares
    of treasury stock                    --     114,513            --       147,231             --
  Change in accumulated other
    comprehensive income (Note 1)        --          --            --            --       (256,912)
--------------------------        ---------     -------    ----------     ---------        -------
Balance, December 31, 1999        7,998,045     638,619    22,116,681    (2,217,972)      (224,102)
  Net income                             --          --     4,532,119            --             --
  Two-for-one stock split
    effected in the form of a
    100% stock dividend           7,998,045    (638,619)   (7,359,426)           --             --
  Cash dividends declared
    ($0.209 per share)                   --          --    (1,236,481)           --             --
  Purchase of 36,348 shares of
    treasury stock                       --          --            --      (327,132)            --
  Reissuance of 28,965 shares
    of treasury stock                    --     101,378            --       130,342             --
  Change in accumulated other
    comprehensive income (Note 1)                                                          303,374
--------------------------        ---------     -------    ----------     ---------        -------
Balance, December 31, 2000       15,996,090     101,378    18,052,893    (2,414,762)        79,272
  Net income                             --          --     5,080,838            --             --
  Cash dividends declared
   ($0.257 per share)                    --          --    (1,525,218)           --             --
  Reissuance of 26,165 shares
    of treasury stock                    --     117,742            --       117,743             --
  Change in accumulated other
    comprehensive income (Note 1)                                                          705,023
--------------------------        ---------     -------     ---------     ---------      ---------
Balance, December 31, 2001      $15,996,090    $219,120   $21,608,513   $(2,297,019)     $ 784,295
                                 ==========     =======    ==========     =========        =======

The accompanying notes are an integral part of these consolidated financial statements.

                        Consolidated Statements of Cash Flows
                     Years ended December 31, 2001, 2000 and 1999
                                                        2001            2000          1999
                                                        ----            ----          ----
Net income                                         $  5,080,838   $  4,532,119   $  3,915,217
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  (Increase) decrease in mortgage loans
    held for sale                                    (1,614,171)        36,944        997,592
  Depreciation and amortization                       1,016,058        974,945      1,063,584
  Amortization of investment securities
    premiums and (discounts), net                        70,108         81,136        (47,149)
  Deferred (prepaid) income taxes                           114        (25,646)        91,991
  Increase in other liabilities                         380,706        643,537         82,050
  (Decrease) increase in taxes payable                 (162,614)       122,817         83,454
  (Decrease) increase in interest payable              (100,178)        54,196         62,346
  Decrease (increase) in other assets, net                9,507       (541,490)      (313,921)
  Decrease (increase) in interest receivable            235,499       (473,882)      (365,378)
                                                     ----------     ----------     ----------
                       Total adjustments               (164,971)       872,557      1,654,569
                                                     ----------     ----------     ----------
Net cash provided by operating activities             4,915,867      5,404,676      5,569,786
                                                     ----------     ----------     ----------
Cash flows used in investing activities:
  Purchases of securities held to maturity          (59,080,530)   (19,024,788)   (23,815,119)
  Purchases of securities available for sale        (40,240,342)   (13,160,212)   (22,967,923)
  Maturities and principal repayments of
    securities held to maturity                      54,124,695     12,837,780     24,648,691
  Maturities and principal repayments of
    securities available for sale                    17,488,502      5,261,021     12,410,077
  Net change in federal funds sold                   18,223,520    (24,212,240     10,075,974)
  Net change in loans                               (12,403,843)   (11,944,251)   (24,090,657)
  Sales of other real estate owned                           --         45,000             --
  Acquisition of premises and equipment                (921,894)      (866,695)    (1,672,117)
                                                     ----------     ----------     ----------
    Net cash used in investing activities           (22,809,892)   (51,064,385)   (25,411,074)
                                                     ----------     ----------     ----------
Cash flows from financing activities:
  Net change in deposits                             11,937,507     30,706,524     22,013,573
  Net change in securities sold under
    repurchase agreements                               560,122     11,696,742      2,018,928
  Proceeds of FHLBB borrowing                        10,000,000             --             --
  Purchase of treasury stock                                 --       (327,132)          (630)
  Reissuance of treasury stock                          235,485        231,720        261,744
  Dividends paid                                     (1,434,637)    (1,186,557)    (1,042,411)
                                                     ----------     ----------     ----------
    Net cash provided by financing activities        21,298,477     41,121,297     23,251,204
                                                     ----------     ----------     ----------
Net increase (decrease) in cash and due from banks    3,404,452     (4,538,412)     3,409,916
Cash and due from banks at beginning of year         16,472,547     21,010,959     17,601,043
                                                     ----------     ----------     ----------
Cash and due from banks at end of year              $19,876,999    $16,472,547    $21,010,959
                                                     ==========     ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements.


Supplemental Disclosures:
------------------------

1.  Cash paid for interest was $8,734,322, $9,300,396 and $7,767,322 in 2001, 2000 and
      1999, respectively.

2.  Cash paid for income taxes was $2,847,851, $2,165,000 and $2,091,123 in 2001, 2000
       and 1999, respectively.

3.  Real estate acquired through, or deeds in lieu of, foreclosure was $10,359 in 1999.



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

Cash and due from banks

Cash and due from banks consists of cash on hand, amounts due from banks and interest-bearing deposits. Included in cash and due from banks as of December 31, 2001 and 2000 is approximately $1,077,000 and $1,179,000, respectively, that is subject to Federal Reserve withdrawal restrictions.

Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" securities and reported at amortized cost. Securities purchased to be held for indefinite periods of time and not intended to be held until maturity are classified as "available for sale" securities. Securities classified as available for sale are reported at fair value with unrealized gains and losses excluded from earnings and reported net of taxes in accumulated other comprehensive income. Securities held for indefinite periods of time include securities that management may use in conjunction with the Company's asset/ liability management program and that may be sold in response to changes in interest rates, prepayment risks or other economic factors. When securities classified as available for sale are sold, using the specific identification method, the adjusted cost of each specific security sold is used to calculate gains or losses on sale, which are included in earnings.

Dividend and interest income, including amortization of premiums and discounts, is included in earnings for all categories of investment securities. Discounts and premiums related to debt securities are amortized using a method that approximates the level-yield method, adjusted for estimated prepayments in the case of mortgage-backed securities. Declines in the fair value of held to maturity and available for sale securities below their cost, that are determined to be other than temporary, are reflected in earnings as realized losses. The Company evaluates individual securities that have fair values below cost for six months or longer to determine if their decline is other than temporary.

Loans

Loans are stated at the amount of unpaid principal, net of unearned discounts and unearned net loan origination fees. It is the policy of the Company to discontinue the accrual of interest on loans when, in the judgment of management, the ultimate collectibility of principal or interest becomes doubtful. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income is reversed. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest. Otherwise, interest income is subsequently recognized only to the extent cash payments are received.

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

The allowance for loan losses is based on management's estimate of the amount required to reflect the risks in the loan portfolio, based on circumstances and conditions known or anticipated at each reporting date. The methodology for assessing the appropriateness of the allowance consists of a review of the following three key elements:

   *  The valuation allowance for loans specifically identified as impaired
   *  The formula allowance for the various loan portfolio classifications
   *  The imprecision allowance

The valuation allowance reflects specific estimates of potential losses on individually impaired loans. When each impaired loan is evaluated, if the net present value of the expected cash flows (or fair value of the collateral if the loan is collateral-dependent) is lower than the recorded loan balance, the difference represents the valuation allowance for that loan.

The formula allowance is a percentage-based estimate based on historical loss experience and assigns required allowance allocations by loan classification based on fixed percentages of all outstanding loan balances. The formula allowance employs a risk-rating model that grades loans based on their general characteristics of credit quality and relative risk. When a loan's credit quality becomes suspect, it is placed on the Company's internal "watch list" and its allowance allocation is increased. For the remainder of the loan portfolio, appropriate allowance levels are estimated based on judgments regarding the type of loan, economic conditions and trends, potential exposure to loss and other factors. Losses are charged against the allowance when management believes the collectibility of principal is doubtful.

In addition to the valuation allowance and the formula allowance, there is an imprecision allowance that is determined based on the totals of the valuation and formula allowances. The imprecision allowance reflects the measurement imprecision inherent in determining the valuation allowance and the formula allowance. It represents 15% - 25% of the valuation and formula allowances, depending on management's evaluation of various conditions, the effects of which are not directly measured in determining the valuation and formula allowances. The evaluation of the inherent loss resulting from these conditions involves a higher level of uncertainty because they are not identified with specific problem credits or portfolio segments. The conditions evaluated in connection with the imprecision allowance include the following:

   *  Levels of and trends in delinquencies and impaired loans
   *  Levels of and trends in charge-offs and recoveries
   *  Trends in loan volume and terms
   *  Effects of changes in credit concentrations
   * Effects of and changes in risk selection and underwriting standards, and other changes in lending policies, procedures and practices
   *  National and local economic conditions
   *  Trends and duration of the present business cycle
   *  Findings of internal and external credit review examiners

When an evaluation of these conditions signifies a change in the level of risk, the Company adjusts the formula allowance. Periodic credit reviews enable further adjustment to the formula allowance through the risk rating of loans and the identification of loans requiring a valuation allowance. In addition, the formula allowance model is designed to be self-correcting by taking into consideration recent actual loss experience.

In accordance with Statement of Financial Accounting Standard ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", the Company capitalizes the rights to service mortgage loans for others and assesses those rights for impairment based on the fair value of those rights. The loan servicing asset, included in other assets, represents the estimated present value of the servicing income resulting from the sale of loans with servicing rights retained. This amount is amortized over the estimated lives of the underlying loans serviced. The loan servicing asset totaled $199,174 and $187,066 at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, the Company was servicing mortgage loans for others of approximately $80,189,000 and $88,944,000, respectively. Amortization of these servicing rights totaled $70,541 and $66,475 for the years ended December 31, 2001 and 2000, respectively.

Bank premises and equipment

Land, buildings, leasehold improvements and furniture and equipment held for banking purposes are stated at cost, less accumulated depreciation. Depreciation is computed principally on the straight-line method over the shorter of the estimated useful lives of the assets or the related lease term. Expenditures for maintenance, repairs and renewals of minor items are charged to expense as incurred.

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

Securities sold under repurchase agreements

The Company sells securities under open-ended repurchase agreements with certain customers. The principal balance of the repurchase agreements changes daily. Specific securities are not sold and securities are not transferred to the name of the customers. Instead, the Company has granted the customer an interest in a portion of the U.S. Government securities and U.S. Government agency securities held in the Company's investment portfolio. The Company also sells term repurchase agreements that generally mature within 365 days from the transaction date.

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

In June 1998, the Financial Accounting Standards Board ("FASB") issued
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualified hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of the transactions that receive hedge accounting. SFAS
No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. The Company has adopted SFAS No. 133 as of January 1, 2001 and there was no material impact on the Company's financial statements or results of operations upon adoption.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations"
("SFAS No. 141"), and SFAS No. 142, "Goodwill And Other Intangible Assets". SFAS No. 141 addresses the accounting for acquisitions of business and is effective for acquisitions occurring on or after July 1, 2001. SFAS No. 142 addresses the method of identifying and measuring goodwill and other intangible assets acquired in a business combination, eliminates further amortization of existing goodwill, and requires periodic evaluations of impairment of goodwill balances. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Upon adoption, SFAS No. 142 will not have an impact on the financial position or the results of the Company as the Company currently does not have any goodwill or intangible assets. Going forward, should the Company enter into an acquisition, these statements would be applicable.

In October 2001, the FASB issued SFAS No. 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets'. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of
Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for the Company beginning on January 1, 2002. The Company does not believe the adoption of this statement will have a material impact on its financial statements or results of operations.

2.  Operating segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company has identified its reportable operating segment as "Community Banking". The Company's community banking segment consists of commercial and retail banking. The community banking segment is managed as a single strategic unit and derives its revenues from a wide range of banking services, including investing and lending activities and the acceptance of demand, savings and time deposits. Nonreportable operating segments of the Company's operations which do not have similar characteristics to the community banking operations and do not meet the thresholds requiring separate disclosure are included in the "Other" category in the disclosure of business segments below. The nonreportable segment represents the holding company financial information. (Note 12)

The accounting policies used in the disclosure of operating segments are the same as those described in the summary of significant accounting policies (Note 1). The consolidation adjustments reflect certain eliminations of intersegment revenue, cash and investments in the subsidiary. Reportable segment-specific information, and the reconciliation to consolidated financial information, are as follows (dollars are in thousands):

                                Community              Other Adjustments
                                 Banking      Other    and Eliminations     Consolidated
                                ---------  ----------  -----------------    ------------
December 31, 2001
  Investment securities         $171,383   $     --    $             --     $   171,383
  Net loans                      185,768         --                  --         185,768
  Total assets                   402,706     36,690             (36,690)        402,706
  Total deposits                 319,844         --                (778)        319,066
  Total liabilities              367,173        379              (1,157)        366,393
  Net interest income             16,861         13                  --          16,874
  Provision for loan losses           --         --                  --              --
  Total noninterest income         4,142      1,913              (1,913)          4,142
  Total noninterest expense       13,248        390                (388)         13,250
  Net income                       5,070      5,081              (5,070)          5,081

---------------------------------------------------------------------------------------

December 31, 2000
  Investment securities          142,552         --                  --         142,552
  Net loans                      173,217         --                  --         173,217
  Total assets                   374,868     32,098             (32,098)        374,868
  Total deposits                 307,656         --                (527)        307,129
  Total liabilities              343,628        283                (858)        343,053
  Net interest income             15,599         11                  --          15,610
  Provision for loan losses           --         --                  --              --
  Total noninterest income         3,488      1,597              (1,597)          3,488
  Total noninterest expense       12,061        366                (365)         12,062
  Net income                       4,527      4,532              (4,527)          4,532

---------------------------------------------------------------------------------------

December 31, 1999
  Investment securities          128,033         --                  --         128,033
  Net loans                      161,319         --                  --         161,319
  Total assets                   327,997     28,558             (28,558)        327,997
  Total deposits                 277,053         --                (631)        276,422
  Total liabilities              300,351        247                (913)        299,685
  Net interest income             14,000         11                  --          14,011
  Provision for loan losses           --         --                  --              --
  Total noninterest income         3,216      1,420              (1,420)          3,216
  Total noninterest expense       11,136        352                (351)         11,137
  Net income                    $  3,910   $  3,915    $         (3,910)    $     3,915

---------------------------------------------------------------------------------------


3.  Securities

The amortized cost and fair values of securities at December 31, 2001 and 2000 were as follows:

                                                         2001
                               -----------------------------------------------------------
                                                  Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  to Maturity                      Cost           Gains           Losses          Value
  ---------------                ---------      ----------      ----------        -----
U.S. Government agencies       $  18,343,989  $   109,765     $        62     $ 18,453,692
Corporate debt securities          5,208,056      131,974              --        5,340,030
Obligations of states and
  political subdivisions          20,348,183      744,808              --       21,092,991
Mortgage-backed securities        53,365,859      877,368          54,493       54,188,734
                                ------------   ----------      ----------      -----------
                               $  97,266,087  $ 1,863,915     $    54,555     $ 99,075,447
                                ============   ==========      ==========      ===========

                                                  Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  Available for Sale               Cost           Gains           Losses          Value
  ------------------             ---------      ----------      ----------        -----
U.S. Government agencies       $  51,363,841  $ 1,177,560     $   114,195     $ 52,427,206
Mortgage-backed securities        13,435,629      212,795          13,672       13,634,752
Preferred stock                    6,569,675       65,250              --        6,634,925
FHLBB stock                        1,244,800           --              --        1,244,800
Other securities                     175,056           --              --          175,056
                                ------------   ----------      ----------      -----------
                               $  72,789,001  $ 1,455,605     $   127,867     $ 74,116,739
                                ============   ==========      ==========      ===========

                                                         2000
                               -----------------------------------------------------------
                                                  Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  to Maturity                      Cost           Gains           Losses          Value
  ---------------                ---------      ----------      ----------        -----
U.S. Government agencies       $  41,315,639  $    15,009     $   199,275     $ 41,131,373
Obligations of states and
  political subdivisions          16,273,263      244,910          24,242       16,493,931
Mortgage-backed securities        34,852,620       60,814         235,925       34,677,509
                                ------------   ----------      ----------      -----------
                               $  92,441,522  $   320,733     $   459,442     $ 92,302,813
                                ============   ==========      ==========      ===========

                                                  Gross           Gross
  Securities Held                Amortized      Unrealized      Unrealized        Fair
  Available for Sale               Cost           Gains           Losses          Value
  ------------------             ---------      ----------      ----------        -----
U.S. Government agencies       $  29,871,868  $   309,898     $     4,904     $ 30,176,862
Mortgage-backed securities        18,834,380       89,566         260,362       18,663,584
FHLBB stock                        1,094,700           --              --        1,094,700
Other securities                     175,056           --              --          175,056
                                ------------   ----------      ----------      -----------
                               $  49,976,004  $   399,464     $   265,266     $ 50,110,202
                                ============   ==========      ==========      ===========


The amortized cost and fair value of securities at December 31, 2001 by contractual maturity are shown in the following table. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              Securities Held to Maturity      Securities Available for Sale
                              ---------------------------      -----------------------------
                                 Amortized        Fair            Amortized        Fair
                                   Cost           Value             Cost           Value
                                 ---------        -----           ---------        -----
Within one year                $ 1,230,000    $ 1,230,000       $ 4,993,595    $ 5,105,620
One to five years               23,677,045     23,918,722        46,370,246     47,321,586
Five to ten years                       --             --                --             --
Ten to fifteen years            18,993,183     19,737,991                --             --
Mortgage-backed securities      53,365,859     54,188,734        13,435,629     13,634,752
Other securities                        --             --         7,989,531      8,054,781
                                -----------    ----------        ----------     ----------
                               $97,266,087    $99,075,447       $72,789,001    $74,116,739
                                ==========     ===========       ==========     ==========

Securities with a book value of $54,668,000 and $53,387,000 at December 31, 2001 and 2000, respectively, were pledged to secure public funds on deposit and for other purposes. Proceeds from sales of securities available for sale in 2001 were $9,200. There were no sales of securities in 2000 or 1999. Gross realized gains and losses on sales of securities in 2001 were $9,200 and $0, respectively.

4.  Loans

The composition of the loan portfolio at December 31, 2001 and 2000 was as follows:

                                     2001              2000
                                     ----              ----
Commercial and industrial       $ 26,992,523      $ 24,206,232
Real estate - residential         81,230,647        76,945,192
Real estate - commercial          64,436,576        57,869,786
Real estate - residential
  construction                     1,628,221         2,076,868
Loans to individuals              13,547,871        14,165,381
Other                                616,865           765,836
                                 -----------       -----------
              Total loans       $188,452,703      $176,029,265
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

A summary of changes in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 follows:

                                               2001            2000            1999
                                              ------          ------          ------
Balance at beginning of year               $2,812,392      $3,041,873      $2,981,012
Provision for possible losses                     --               --              --
Charge-offs                                  (262,967)       (470,934)       (112,538)
Recoveries                                    135,092         241,453         173,399
                                            ---------       ---------       ---------
Balance at end of year                     $2,684,517      $2,812,392      $3,041,873
                                            =========       =========       =========

Total impaired loans at December 31, 2001 and 2000 that required a related allowance were $0 and $143,000, respectively, and the allowance allocated to such loans was $0 and $30,000 respectively. In addition, at December 31, 2001 and 2000, the Company had impaired loans of $320,032 and $415,354, respectively, that did not require a related allowance. Interest payments on impaired loans are recorded as principal reductions if the remaining loan balance is not expected to be repaid in full. If full collection of the remaining loan balance is expected, interest payments are recognized as interest income on a cash basis. Impaired loans averaged $469,236 and $685,623 during 2001 and 2000, respectively. The Company recorded interest income on impaired loans of $79,020 $37,370 and $100,081 during 2001, 2000 and 1999, respectively.

At December 31, 2001 and 2000, accruing loans 90 days or more past due totaled $12,949 and $1,940, respectively, and nonaccruing loans totaled $320,032 and $558,354, respectively. Troubled debt restructurings were $0 and $57,611 at December 31, 2001 and 2000, respectively, and were included in impaired loans. The reduction of interest income associated with nonaccrual and restructured loans for the years ended December 31, 2001, 2000 and 1999 was as follows:

                                         2001           2000           1999
                                         ----           ----           ----
Interest income per original terms    $  96,624      $  83,654      $ 154,141
Income recognized                        79,020         37,370        100,081
                                       --------       --------       --------
Foregone interest income              $  17,604      $  46,284      $  54,060
                                       ========       ========       ========


5.  Bank Premises and Equipment


A summary of bank premises and equipment at December 31, 2001 and 2000 follows:

                                                                               Estimated
                                                   2001           2000         Useful Life
                                                ----------     ----------      -----------
Land                                           $  1,069,062   $  1,069,062
Buildings                                         5,120,562      5,008,907    30 - 40 years
Land and leasehold improvements                     683,328        664,901     1 - 15 years
Furniture and equipment                           3,751,880      3,723,277     3 - 10 years
                                                -----------    -----------
                                                 10,624,832     10,466,147
Less accumulated depreciation and
  amortization                                    4,484,355      4,231,506
                                                -----------    -----------
                                               $  6,140,477   $  6,234,641
                                                ===========    ===========

Total depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 was $1,016,058, $974,945 and $906,015, respectively.

6.  Deposits

A summary of deposits at December 31, 2001 and 2000 follows:


                                                    2001              2000
                                                    ----              ----
Demand deposits                                $ 78,513,849       $ 75,969,408
Money-market deposits                            32,721,406         34,688,800
NOW and FlexValue deposits                       45,120,663         43,511,182
Cash management investment deposits              20,755,655         27,839,064
Savings deposit                                  40,610,123         38,470,706
Time certificates of deposit in
  denominations of $100,000 or more              42,178,527         30,611,400
Other time deposits                              59,166,116         56,038,272
                                                -----------        -----------
                                               $319,066,339       $307,128,832
                                                ===========       ============

The following is a summary of original maturities of time deposits as of December 31, 2001:

<CAPTION

                       2002                       $  82,355,580
                       2003                           7,684,768
                       2004                           3,216,744
                       2005                           4,842,770
                       2006                           3,244,781
                                                    -----------
                                                  $ 101,344,643
                                                   ============

7.  Borrowed Funds

At December 31, 2001, borrowed funds totaled $10,000,000. This amount Represents a one-year advance from the Federal Home Loan Bank of Boston (FHLBB") at an interest rate of 2.48%. The advance is secured by FHLBB stock and a pledge of certain assets as collateral, and it matures in December of 2002. There were no FHLBB advances outstanding at December 31, 2000.


8.  Income Taxes

The components of income tax expense for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                     2001           2000           1999
                                     ----           ----           ----
Current:
  Federal                       $  2,114,562    $ 2,050,453    $ 1,644,242
  State                              570,561        479,375        438,344
                                  ----------     ----------     ----------
    Total current                  2,685,123      2,529,828      2,082,586
                                  ----------     ----------     ----------
Deferred:
  Federal                                 85        (19,067)        68,392
  State                                   29         (6,579)        25,599
                                  ----------     ----------     ----------
    Total deferred (prepaid)             114        (25,646)        91,991
                                  ----------     ----------     ----------
    Total                       $  2,685,237    $ 2,504,182    $ 2,174,577
                                  ==========     ==========     ==========

The difference between the income tax provision computed by applying the statutory federal income tax rate of 34% to income before income taxes and the actual income tax provision is summarized below:


                                     2001            2000           1999
                                     ----            ----           ----
Income tax expense
  at statutory rates            $ 2,640,466     $ 2,392,342    $ 2,070,524
State income taxes, net of
  federal income tax benefit        376,589         312,045        304,883
Tax-exempt interest                (286,696)       (209,009)      (206,274)
Other, net                          (45,122)          8,804          5,444
                                  ---------      ----------     ----------
                                $ 2,685,237     $ 2,504,182    $ 2,174,577
                                  =========      ==========     ==========

The Company has recorded in other assets a net deferred tax asset of $64,698. Realization is dependent on the generation of sufficient
taxable income in future years.   Although realization is not assured,
management believes it is more likely than not that the full amount of the net deferred tax asset will be realized. However, the amount realizable could be reduced if estimates of future taxable income are reduced.

At December 31, 2001 and 2000, the Company's net deferred tax asset, included in other assets in the accompanying consolidated balance sheets, consisted of the following components:


                                                   2001             2000
                                                   ----             ----
Gross deferred tax asset:
  Provision for possible loan losses           $  821,916       $  874,255
  Employee benefits and other
    compensation arrangements                     255,057          327,280
  Other                                            23,822           19,883
                                                ---------        ---------
                                                1,100,795        1,221,418

Gross deferred tax liability:
  Accelerated tax depreciation                   (102,523)        (133,516)
  SFAS No. 115 adjustment                        (543,444)         (55,287)
  Other                                          (390,130)        (479,287)
                                                ---------        ---------
                                               (1,036,097)        (668,090)
                                                ---------        ---------
Net deferred tax asset                         $   64,698       $  553,328
                                                =========        =========

9.   Employee Benefits

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

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 2001 and 2000:

                                                     2001            2000
                                                     ----            ----
Change in benefit obligation:
  Benefit obligation at beginning of year        $(3,832,387)    $(3,315,486)
  Service cost                                      (273,486)       (230,182)
  Interest cost                                     (281,078)       (251,629)
  Plan amendments                                    (34,834)             --
  Actuarial (loss)                                  (205,083)       (265,815)
  Benefits paid                                       21,497         230,725
                                                   ---------       ---------
  Benefit obligation at end of year               (4,605,371)     (3,832,387)
                                                   ---------       ---------

Change in plan assets:
  Fair value of assets at beginning of year        3,477,799       3,317,895
  Actual return on plan assets                       (97,812)         78,121
  Employer contributions                             437,686         312,508
  Benefits paid                                      (21,497)       (230,725)
                                                   ---------       ---------
  Fair value of plan assets at end of year         3,796,176       3,477,799
                                                   ---------       ---------

  Funded status                                     (806,195)       (354,588)
  Unrecognized net loss                            1,314,142         745,348
  Unrecognized prior service cost                     41,730           8,276
  Unrecognized net asset                             (17,908)        (26,861)
                                                   ---------       ---------
  Prepaid benefit cost                            $  531,769      $  372,175
                                                   =========       =========

The following weighted-average assumptions were used in accounting for the Company's pension plan for the years ended December 31, 2001, 2000 and 1999:


                                           2001            2000            1999
                                           ----            ----            ----
Discount rate                              7.00%           7.25%           7.50%
Expected return on plan assets             8.00%           8.00%           8.00%
Rate of compensation increase              4.00%           4.00%           4.00%

Net periodic benefit cost for the years ended December 31, 2001, 2000 and 1999 included the following components:


                                            2001            2000            1999
                                            ----            ----            ----
Service cost                           $   273,486     $   230,182     $   249,962
Interest cost                              281,078         251,629         233,992
Expected return on plan assets            (293,994)       (272,190)       (244,119)
Amortization of prior service cost           1,380           1,380           1,380
Amortization of transition obligation       (8,953)         (8,953)         (8,953)
Recognized net (gain) loss                  25,095           3,043          26,977
                                          --------       ---------       ---------
Net periodic benefit cost              $   278,092     $   205,091     $   259,239
                                         =========       =========       =========

The Company has a 401(k) Savings Plan that covers all eligible employees. The Company matches a percentage of each participant's annual contribution to the plan as determined by the Board of Directors each year. Compensation expense recorded in 2001, 2000 and 1999 related to this plan was approximately $97,400 $81,400 and $85,800, respectively.

The Company had an Employee Stock Ownership Plan ("ESOP") that enabled eligible employees to own common stock. Annual cash contributions of $70,000 were made to the ESOP in 2001, 2000 and 1999. The ESOP was merged into the 401(k) Savings Plan effective December 31, 2001.

The Company has a post-retirement medical plan covering all eligible employees, for which an accrued liability of $43,139 and $30,775 was recorded at December 31, 2001 and 2000, respectively. The net periodic benefit cost of this plan was $15,240, $13,890 and $12,397 in 2001, 2000 and 1999, respectively.

During 2001 the Company implemented two stock option plans, the 2001 Incentive Stock Option Plan for Key Employees and the 2001 Directors' Plan. These plans provide for the granting of options to employees and directors to purchase shares of the Company's common stock.

A total of 119,374 options were granted during the year, having a weighted average exercise price of $10.00. Of the total granted options, 21,308 options were forfeited during the year. At December 31, 2001 a total of 98,066 options were outstanding at a weighted average exercise price of $10.00, with a weighted average remaining contractual life of nine years. A total of 317,934 shares were available for future grant.

The FASB has issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", ("SFAS No. 123"), which requires stock-based compensation to be either recorded or disclosed at its fair value. As permitted by SFAS No. 123, the Company has elected to account for stock-based compensation under Accounting Principles Board Opinion No. 25. Had compensation cost for awards made in 2001 under the Company's stock option plans been determined based on the fair value at the grant dates, consistent with the method set forth under SFAS No. 123, the Company's pro forma net income would have been reduced from $5,080,838 to $5,027,910, and basic earnings per share and diluted earnings per share would each have been reduced from $.86 to $.85. Pro forma compensation expense for options granted is reflected over the vesting period. Therefore, future pro forma compensation expense may be greater as additional options are granted. Because the Company's two stock option plans were implemented in 2001, there is no pro forma impact on net income or earnings per share in 2000 or 1999.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. For purposes of those estimates, the following weighted-average assumptions were used in 2001: 1) volatility = 20.4%, 2) dividend yield = 2.14%, 3) risk-free interest rate = 4.41%, and 4) expected option life = 6 years. The weighted average fair value of options granted during the year was $2.23.

10.  Commitments

The Company leases branch offices and equipment under noncancelable agreements expiring at various dates through 2008 that require various minimum annual rentals. Rental expense totaled approximately $283,000, $262,000 and $246,000, for 2001, 2000 and 1999, respectively. The total future minimum rental commitments at December 31, 2001 aggregate $1,091,283. Rental commitments for each of the next five fiscal years and thereafter are as follows:

    2002             $277,340
    2003              242,894
    2004              166,400
    2005              166,400
    2006               87,049
    Thereafter        151,200

The Company is not party to any legal proceedings. The Bank is involved in various routine legal actions arising in the normal course of business, none of which is believed by management, based on its knowledge of the pertinent facts and opinions of legal counsel, to be material to the financial condition or operations of the Company.

11.  Loans to Related Parties

The schedule below discloses indebtedness of certain parties related to the Company:


          Balance                                           Balance
          January 1       New Loans         Repayments      December 31
          ----------      ---------         ----------      -----------
2000     $ 5,873,747     $2,906,641        $ 1,262,575      $ 7,517,813
2001     $ 7,517,813     $2,493,049        $ 1,556,509      $ 8,454,353

These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.


12.  Condensed Financial Information of Community Bancorp, Inc.

The following tables disclose certain parent-company-only financial information at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001:

                               Balance Sheets
                                                            2001             2000
                                                            ----             ----
Assets:
  Cash and cash equivalents                            $    779,889     $    527,417
  Investment in subsidiary, at equity                    35,488,957       31,239,102
  Other assets                                              421,619          331,209
                                                         ----------       ----------
               Total assets                            $ 36,690,465     $ 32,097,728
                                                        ===========       ==========
Liabilities and stockholders' equity:
  Other liabilities                                    $    379,466     $    282,857
                                                         ----------       ----------
               Total liabilities                            379,466          282,857
                                                         ----------       ----------
Stockholders' equity:
  Preferred stock, $2.50 par value, 100,000
    shares authorized, none issued or outstanding                --               --

  Common stock, $2.50 par value, 12,000,000 shares
    authorized, 6,398,436 shares issued,
    5,940,606 shares outstanding, (5,914,441 shares
    outstanding at December 31, 2000)                    15,996,090       15,996,090

  Surplus                                                   219,120          101,378
  Undivided profits                                      21,608,513       18,052,893
  Treasury stock at cost, 457,830 shares
    (483,995 shares at December 31, 2000)                (2,297,019)      (2,414,762)
  Accumulated other comprehensive income                    784,295           79,272
                                                         ----------       ----------
     Total stockholders' equity                          36,310,999       31,814,871
                                                         ----------       ----------
     Total liabilities and stockholders' equity         $36,690,465      $32,097,728
                                                        ===========       ==========


                               Statements of Income

                                                         Years ended December 31,
                                               -----------------------------------------
                                                    2001          2000            1999
                                                    ----          ----            ----
Income:
  Dividends from subsidiary                    $ 1,525,218   $  1,236,481   $  1,073,397
  Other income                                     400,319        371,680        357,592
                                               -----------    -----------     ----------
    Total income                                 1,925,537      1,608,161      1,430,989
                                               -----------    -----------     ----------
Expenses:
  Other                                            389,530        366,231        352,237
                                               -----------    -----------     ----------
    Total expenses                                 389,530        366,231        352,237
                                               -----------    -----------     ----------
Income before undistributed net
  income of subsidiary                           1,536,007      1,241,930      1,078,752
Equity in undistributed net income
  of subsidiary                                  3,544,831      3,290,189      2,836,465
                                               -----------    -----------     ----------
       Net income                             $  5,080,838   $  4,532,119   $  3,915,217
                                               ===========    ===========    ===========



                             Statements of Cash Flows
                                                          Years ended December 31,
                                                -----------------------------------------
                                                    2001          2000            1999
                                                    ----          ----            ----
Cash flows from operating activities:
  Net income                                   $  5,080,838   $  4,532,119   $  3,915,217
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Equity in undistributed net income
        of subsidiary bank                       (3,544,831)    (3,290,189)    (2,836,465)
      Increase in other assets                      (90,411)       (49,903)       (30,996)
      Increase in other liabilities                  96,609         35,823         29,356
                                                 ----------     ----------     ----------
           Total adjustments                     (3,538,633)    (3,304,269)    (2,838,105)
                                                 ----------     ----------     ----------
Net cash provided by operating activities         1,542,205      1,227,850      1,077,112
                                                 ----------     ----------     ----------
Cash flows from financing activities:
  Purchase of treasury stock                             --       (327,132)          (630)
  Reissuance of treasury stock                      235,485        231,720        261,744
  Dividends declared                             (1,525,218)    (1,236,481)    (1,073,397)
                                                 ----------     ----------     ----------
    Net cash used in financing activities        (1,289,733)    (1,331,893)      (812,283)
                                                 ----------     ----------     ----------
    Net increase (decrease) in cash
      and cash equivalents                          252,472       (104,043)       264,829
Cash and cash equivalents at beginning of year      527,417        631,460        366,631
                                                 ----------     ----------     ----------
Cash and cash equivalents at end of year       $    779,889   $    527,417   $    631,460
                                                 ==========     ==========    ===========


Cash and cash equivalents consist of a money market demand deposit account on deposit with the subsidiary bank.

The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. During 2002, Community National Bank can, under this formula, declare dividends to Community Bancorp, Inc. of approximately $6,835,000, plus an additional amount equal to the Bank's net profit for 2002, up to the date of any such dividend declaration, without the approval of the Comptroller of the Currency.

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

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 2001 and 2000 was as follows:


                                                  2001             2000
                                                  ----             ----
Commitments to extend credit:
  Fixed-rate (6.99% to 9.00%)                $    333,703     $    504,621
  Adjustable rate                              46,346,842       46,344,615

Standby letters of credit                    $    665,861     $    469,287
                                              ===========      ===========

Commitments to extend credit on a fixed-rate basis expose the Company to a certain amount of interest rate risk if market rates of interest substantially increase during the commitment period.

The Company has also sold mortgage loans with recourse in the event of the default of the borrower. Loans sold with recourse are accounted for as sales in the accompanying financial statements, with provisions made for anticipated losses under the recourse provisions. At December 31, 2001 and 2000, the outstanding balance of such mortgages totaled approximately $27,200 and $47,800, respectively.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios
(set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001 and 2000, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Bank must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.
There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios at December 31, 2001 and 2000 are presented in the following table (dollars are in thousands):

                                                                 To Be Well Capitalized
                                               For Capital      Under Prompt Corrective
                            Actual          Adequacy Purposes      Action Provisions
                        ---------------     -----------------   -----------------------
                        Amount    Ratio     Amount      Ratio       Amount      Ratio
                        ------    -----     ------      -----       ------      -----
As of December 31, 2001:

Company (consolidated):
  Total capital
  (to risk-weighted                                   >
  assets)               $38,191   17.07%    $17,899   -  8.00%       N/A         N/A

  Tier 1 capital
  (to risk-weighted                                   >
  assets)                35,507   15.87%      8,949   -  4.00%       N/A         N/A

  Tier 1 capital                                      >
  (to average assets)    35,507    9.21%     15,423   -  4.00%       N/A         N/A

Bank:
  Total capital
  (to risk-weighted                                   >                       >
  assets)                37,369   16.70%     17,899   -  8.00%     $22,373    -  10.00%

  Tier 1 capital
  (to risk-weighted                                   >                       >
  assets)                34,685   15.50%      8,949   -  4.00%      13,424    -   6.00%

  Tier 1 capital                                      >                       >
  (to average assets)    34,685    9.00%     15,423   -  4.00%      19,279    -   5.00%

As of December 31, 2000:

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

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

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

The carrying amount and estimated fair values of the Bank's financial instruments at December 31, 2001 and 2000 are as follows:

                                                            2001
                                               -----------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and due from banks                      $ 19,876,999      $ 19,876,999
  Federal funds sold                             12,912,746        12,912,746
  Securities                                    171,382,826       173,192,186
  Loans, including held for sale, net           187,678,099       193,421,254


Financial instrument liabilities:
  Deposits                                      319,066,339       320,944,948
  Short-term borrowings                          34,023,288        34,023,288
  FHLBB borrowing                                10,000,000        10,000,000

                                                            2000
                                               -----------------------------
                                                 Carrying         Estimated
                                                 Amount           Fair Value
                                               ------------      -----------
Financial instrument assets:
  Cash and due from banks                      $ 16,472,547      $ 16,472,547
  Federal funds sold                             31,136,266        31,136,266
  Securities                                    142,551,724       142,413,015
  Loans, including held for sale, net           173,512,615       176,915,858


Financial instrument liabilities:
  Deposits                                      307,128,832       307,295,190
  Short-term borrowings                          33,463,166        33,463,166


Report of Independent Public Accountants


[The following report appears on Arthur Andersen LLP letterhead]



Report of Independent Public Accountants


To the Board of Directors and Stockholders of Community Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Community Bancorp, Inc. (a Massachusetts Corporation) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the three years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the three years then ended, in conformity with accounting principals generally accepted in the United States.



                                             /s/ Arthur Andersen LLP

Boston, Massachusetts
January 18, 2002

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

The Company recorded net income of $5,080,838 for the year ended December 31, 2001, representing an increase of $548,719 or 12.1% over $4,532,119 recorded in 2000. Earnings per share of $.86 for the current year compared to $.77 for the year ended December 31, 2000. The improvement in net income resulted primarily from increases in net interest income and noninterest income, partially offset by an increase in noninterest expense.

Loans of $188,452,703 at December 31, 2001 increased by $12,423,438 or 7.1%
from $176,029,265 at December 31, 2000. The increase took place primarily in the commercial loan and residential mortgage categories. Noncurrent loans (nonaccrual loans, troubled debt restructurings and loans 90 days or more past due but still accruing) totaled $332,981 and $560,295 at December 31, 2001 and 2000, respectively.

Assets of $402,705,744 at December 31, 2001 represented a $27,838,233 or 7.4%
increase over $374,867,511 at December 31, 2000.

Deposits of $319,066,339 at December 31, 2001 increased by $11,937,507 or 3.9% from $307,128,832 at December 31, 2000. The increase occurred in both interest bearing and noninterest bearing deposit categories.


2001 Compared to 2000

Interest income for the year ended December 31, 2001 was $25,507,838, representing an increase of $543,173 or 2.2% over $24,964,665 for the year ended December 31, 2000, primarily due to a $38,332,844 or 11.9% increase in average earning assets, partially offset by lower average interest rates, during 2001. The weighted average taxable equivalent yield on net earning assets was 7.20% and 7.82% in 2001 and 2000, respectively. Interest expense of $8,634,144 in 2001 represented a decrease of $720,448 or 7.7% from $9,354,592 in 2000, primarily due to lower average interest rates, partially offset by a $27,764,693 or 11.1% increase in average interest bearing liabilities, during 2001. The weighted average cost of interest bearing liabilities was 3.11% in 2001 and 3.75% in 2000. Net interest income for 2001 was $16,873,694, representing an increase of $1,263,621 or 8.1% over $15,610,073 recorded in 2000.

Noninterest income for the year ended December 31, 2001 was $4,142,300, representing an increase of $654,255 or 18.8% from $3,488,045 in 2000. This increase resulted primarily from increases in merchant credit card processing assessments, other charges, commissions and fees, and gains on sales of loans.

Noninterest expense for the year ended December 31, 2001 of $13,249,919 represented an increase of $1,188,102 or 9.9% from $12,061,817 recorded during 2000. This increase was primarily the result of increases in salaries and employee benefits, information technology and ATM network, occupancy, credit card processing, professional fees and other expense, partially offset by reductions in printing, stationery and supplies and marketing and advertising expense.

There was no provision for loan losses in 2001 or 2000, reflecting management's continuing evaluation of the adequacy of the allowance for loan losses and its belief that the allowance is adequate. Management will continue its ongoing assessment of the adequacy of the allowance for loan losses during 2002 and may adjust the provision for loan losses if necessary.

Income tax expense was $2,685,237 for the year ended December 31, 2001, compared to $2,504,182 for 2000, resulting from an increase in taxable income during the current period. The Company's effective tax rate decreased to 34.6% in 2001 from 35.6% in 2000 due to favorable tax rates on certain investment income.

Net income of $5,080,838 for the year ended December 31, 2001 represented an increase of $548,719 or 12.1% over $4,532,119 recorded in 2000. Earnings per share of $.86 in 2001 represented an increase of $.09 from $.77 in 2000.

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

Noninterest expense for the year ended December 31, 2000 of $12,061,817 represented an increase of $924,808 or 8.3% from $11,137,009 recorded during 1999. This increase was the result of increases in salaries and employee benefits, information technology and ATM network, occupancy, credit card processing and other expense, partially offset by reductions in printing, stationery and supplies, professional fees and marketing and advertising expense.

There was no provision for possible loan losses in 2000 or 1999, reflecting management's continuing evaluation of the adequacy of the allowance for possible loan losses and its belief that the allowance is adequate.

Income tax expense was $2,504,182 for the year ended December 31, 2000, compared to $2,174,577 for 1999, resulting from an increase in taxable income during the current period. The Company's effective tax rate declined slightly to 35.6% in 2000 from 35.7% in 1999 due to favorable tax rates on certain investment income.

Net income of $4,532,119 for the year ended December 31, 2000 represented an increase of $616,902 or 15.8% over $3,915,217 recorded in 1999. Earnings per share of $.77 in 2000 represented an increase of $.11 from $.66 in 1999.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed by management to be adequate to absorb inherent losses in the loan portfolio. The allowance is charged when management determines that the repayment of the principal on a loan is in doubt. Subsequent recoveries, if any, are credited to the allowance. The allowance is maintained at an adequate level through the provision for loan losses, which is a charge to operating income. At December 31, 2001 the allowance was $2,684,517, representing 1.4% of total loans, compared to $2,812,392, representing 1.6% of total loans at December 31, 2000. For a thorough description of the methodology used for determining the allowance for loan losses, please see Note 1 to the consolidated financial statements.

Securities

The Company's securities portfolio consists primarily of obligations of U.S. Government sponsored agencies, mortgage-backed securities, corporate debt securities and obligations of various municipalities. These assets are used in part to secure public deposits and as collateral for repurchase agreements. Total securities were $171,382,826 at December 31, 2001, representing an increase of $28,831,102 or 20.2% from $142,551,724 at December 31, 2000.
Total securities averaged $146.3 million for 2001, representing an increase of $18.7 million or 14.7% over $127.6 million for 2000. All mortgage-backed securities in the Company's securities portfolio have been issued by U.S. Government sponsored agencies. Management believes no other-than-temporary impairment has occurred with regard to any security in the securities portfolio. Gains on sales of available for sale securities were $9,200 during 2001.

Liquidity and Capital Resources

The Company's principal sources of liquidity are customer deposits, amortization and pay-offs of loan principal and the amortization and maturities of securities. These sources provide funds for loan originations, the purchase of securities and other activities. Deposits are considered a relatively stable source of funds. At December 31, 2001 and 2000, deposits were $319.1 million and $307.1 million, respectively. Management anticipates that deposits will increase moderately during 2002.

Of the Company's $171.4 million in securities at December 31, 2001, $6.3 million or 3.7% mature within one year. As a nationally chartered member of the Federal Reserve System, the Bank has the ability to borrow funds from the Federal Reserve Bank of Boston by pledging certain of its investment securities as collateral. Also, the Bank is a member of the Federal Home Loan Bank of Boston ("FHLBB"), which provides additional borrowing opportunities. At December 31, 2001 and 2000, the Bank's total borrowings from the FHLBB were $10,000,000 and $0, respectively.

Bank regulatory authorities have established a capital measurement tool called Tier 1 leverage capital. A 4.00% ratio of Tier 1 leverage capital to assets now constitutes the minimum capital standard for most banking organizations. At December 31, 2001 and 2000, the Company's Tier 1 leverage capital ratio was 8.82% and 8.46%, respectively. Regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% and a minimum ratio of total capital to risk-weighted assets of 8.00%. At December 31, 2001, the

Company's Tier 1 and total risk-based capital ratios were 15.87% and 17.07%, respectively. At December 31, 2000, the Company's Tier 1 and total risk-based capital ratios were 15.91% and 17.16%, respectively. The Bank is categorized as "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (F.D.I.C.I.A.).

Asset/Liability Management and Interest Rate Risk

The Company has an Asset/Liability Management Committee which oversees all asset/liability management activities. The committee establishes general guidelines each year and meets regularly to review the Company's operating results, to measure and monitor interest rate risk and to make strategic changes when necessary. It is the Company's general policy to reasonably match the rate sensitivity of its assets and liabilities in an effort to prudently manage interest rate risk. A common benchmark of this sensitivity is the one year gap position, which is a reflection of the difference between the speed and magnitude of rate changes of interest rate sensitive liabilities as compared with the Bank's ability to adjust the rates of its interest rate sensitive assets in response to such changes. The Company's negative one year cumulative gap position at December 31, 2001, which represents the excess of repricing liabilities versus repricing assets, was 7.2% expressed as a percentage of total assets.

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

Donald R. Hughes, Jr.
Treasurer and Clerk


COMMUNITY NATIONAL BANK
-----------------------

Officers
--------
President and Chief Executive Officer
  James A. Langway

Executive Vice President
  Donald R. Hughes, Jr.

Auditor
  Patricia North-Martino

Administrative Officer
  Joy A. Pare'


Lending Division
------------------
Executive Vice President
  John P. Galvani

Vice Presidents
  Thomas J. Allain
  Christal M. Bjork
  Daniel L. Heney
  Gregory A. Pauplis
  Rocco Vallande

Credit Officer
  AnnMarie Callahan

Mortgage Officer
  Lynda L. D'Orlando

Mortgage Underwriting Officer
  Sandra M. Borella

Security Officer
  Clark Hooper


Financial Division
-----------------
Senior Vice President
  Robert E. Leist

Facilities Officer
  Raymond A. Murphy


Sales, Service and Support Division
-----------------------------------

Senior Vice President
  Grace L. Blunt, Esq.

Vice Presidents
  Jeffrey C. Barske
  Diane L. LeBlanc
  Janet A. Lyman
  James P. Vasquezi

Assistant Vice Presidents
  Linda A. Benway
  Kelli A. Mason
  M. Jean Mickle
  Gail A. Plank
  Lois A. Seymour
  Nicole L. Sousa
  Michelle M. Temple
  Margaret M. Vasquezi

Officers
  Joan Brigham
  Christopher P. Keene
  Lisa Pompeo


Investment Management & Trust
-----------------------------
V.P. & Investment Officer
  R. Richard Wilson

Assistant Vice President
  Paul Travis


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

Framingham
35 Edgell Road
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