Form 10-K, Exhibit 13
period 2002-12-31
COMMUNITY BANCORP INC /MA/
filed 2003-03-25
CIK 742170

EXHIBIT 13
                               ----------


                  2002 ANNUAL REPORT TO SHAREHOLDERS
                  ----------------------------------


[The annual report front cover contains a color graphic and the following text:]


                          2002 Annual Report
                        Community Bancorp, Inc.
                 Parent Company of Community National Bank

                          Table of Contents
                          -----------------

Message to Stockholders and Friends - - - - - - - - - - - -  2

Selected Consolidated Financial Data - - - - - - - - - - - - 3

Consolidated Balance Sheets - - - - - - - - - - - - - - - -  4

Consolidated Statements of Income - - - - - - - - - - - - -  5

Consolidated Statements of Stockholders' Equity - - - - - -  6

Consolidated Statements of Cash Flows - - - - - - - - - - -  7

Notes to Consolidated Financial Statements  - - - - - - - -  8

Independent Auditors' Report  - - - - - - - - - - - - - - - 23

Management's Discussion and Analysis of
  Financial Condition and Results of Operations - - - - - - 24

Directors & Officers - - - - - - - - - - - - - - - - - - -  28

To Our Stockholders and Friends

We are pleased to present the 2002 Annual Report of Community Bancorp, Inc. and its subsidiary, Community National Bank.

Although the anticipated improvement in the nation's economy did not materialize during 2002, the Company nevertheless achieved higher levels of net income and total assets during the year. Net income of $5.6 million represented a 9.3% increase over $5.1 million recorded in 2001. Diluted earnings per share rose to $0.93 in 2002 from $0.86 in 2001.

The Company's balance sheet remains strong, with key ratios comparing favorably with industry peers. Assets at December 31, 2002 of $435.8 million increased by $33.1 million or 8.2% from $402.7 million at December 31, 2001. Loans of $201.4 million at year-end 2002 increased by $12.9 million or 6.9% over $188.5 million at year-end 2001.

The Company achieved a return on assets of 1.3% and a return on equity of 14.4% for the year. As a result of our continuing strong performance, the Board of Directors increased the cash dividend declared on common stock in each of the four quarters. Total dividends of $0.31 per share declared during 2002 represented a 19% increase over $0.26 per share declared in 2001.

It is with great pleasure that we announce the election of Edward M. Durkin to our Board of Directors and Audit Committee. Mr. Durkin is a Certified Public Accountant whose experience includes a ten-year career with Ernst and Young LLP working on audits of publicly-held financial institutions and commercial companies. He has also served as Chief Financial Officer of several private and public high-technology companies. Mr. Durkin's expertise in financial, accounting and SEC reporting matters makes him an excellent addition to the Board.

As we look ahead, we cannot predict the future of the nation's economy this year. Although there are some signs it is strengthening, there are also fears of the impact a prolonged overseas conflict could have on the economic recovery. We will strive to keep the Company on course and to effectively manage the current unknowns. The Company is strong, the Board is vigilant, and management is dedicated and committed to its goal of improving shareholder value.

On behalf of the Board of Directors, management and staff, we thank you for your confidence and support.


/s/ James A. Langway                          /s/ Dennis F. Murphy
--------------------                          --------------------
James A. Langway                              Dennis F. Murphy, Jr.
President and Chief Executive Officer         Chairman of the Board

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     ------------------------------------

(Dollars in thousands,
 except share date)                     2002     2001      2000      1999      1998
                                        ----     ----      ----      ----      ----
Total assets                         $435,775  $402,706  $374,868  $327,997  $300,887
Total deposits                        354,282   319,066   307,129   276,422   254,409
Total net loans                       198,656   185,768   173,217   161,319   137,243
Allowance for loan losses               2,733     2,685     2,812     3,042     2,981
Total interest income                  22,574    24,736    24,327    21,209    20,128
Total interest expense                  5,636     8,634     9,354     7,830     7,675
Net interest income                    16,938    16,102    14,973    13,379    12,453
Gains on sales of loans, net              261       200        89        72       224
Gains on sales of securities, net         272         9        --        --        --
Provision for loan losses                 180        --        --        --        --
Net income                              5,556     5,081     4,532     3,915     3,805
Diluted earnings per share               0.93      0.86      0.77      0.66      0.65
Dividends per share                      0.31      0.26      0.21      0.18      0.16


[Five-year bar graphs for the following categories appear in this space. Data for the graphs was obtained from the above table.]

Total Assets (in millions)
Net Income (in millions)
Diluted Earnings Per Share (in dollars)
Total Deposits (in millions)
Total Net Loans (in millions)
Net Interest Income (in millions)

                        CONSOLIDATED BALANCE SHEETS
                        ---------------------------
                                                            December 31,
(Dollars in thousands,                                  --------------------
  except share data)                                      2002        2001
----------------------                                  -------      -------
ASSETS
Cash and cash equivalents                              $ 22,308     $ 19,877
Federal funds sold                                       19,557       12,913
Securities held to maturity, at amortized cost
 (fair value $118,118 in 2002 and $99,075 in 2001)      114,699       97,266
Securities available for sale, at fair value             64,765       72,872
Federal Home Loan Bank of Boston stock                    1,442        1,245
Mortgage loans held for sale                              2,531        1,910

Loans                                                   201,389      188,453
Less allowance for loan losses                            2,733        2,685
                                                        -------      -------
               Loans, net                               198,656      185,768
Bank premises and equipment, net                          6,295        6,140
Other assets, net                                         5,522        4,715
                                                        -------      -------
               Total assets                            $435,775     $402,706
                                                        =======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits:
    Noninterest bearing                                $ 83,445     $ 78,514
    Interest bearing                                    270,837      240,552
                                                        -------      -------
               Total deposits                           354,282      319,066
                                                        -------      -------
 Securities sold under repurchase agreements             24,969       34,023
 Federal Home Loan Bank of Boston advances               14,395       10,000
 Other liabilities                                        3,223        3,306
                                                        -------      -------
               Total liabilities                        396,869      366,395
                                                        -------      -------
Commitments and contingencies (Notes 9 and 12)
Stockholders' equity:                                        --           --
  Preferred stock, $2.50 par value, 100,000 shares
    authorized, none issued or outstanding                   --           --
  Common stock, $2.50 par value, 12,000,000 shares
    authorized, 6,398,436 shares issued,
    5,829,630 shares outstanding (5,940,606 shares
    outstanding at December 31, 2001)                    15,996       15,996
  Additional paid-in capital                                360          219
  Retained earnings                                      25,346       21,609
  Treasury stock, at cost, 568,806 shares
    (457,830 at December 31, 2001)                       (4,007)      (2,297)
  Accumulated other comprehensive income                  1,211          784
                                                        -------      -------
               Total stockholders' equity                38,906       36,311
                                                        -------      -------
               Total liabilities and stockholders'
                equity                                 $435,775     $402,706
                                                        =======      =======

The accompanying notes are an integral part of these consolidated financial statements.


                      CONSOLIDATED STATEMENTS OF INCOME
                      ---------------------------------
                                             Years Ended December 31,
(Dollars in thousands,                      --------------------------
  except per share data)                     2002      2001      2000
------------------------                    ------    ------    ------
Interest and dividend income:
  Interest and fees on loans               $13,601   $14,977   $14,816
  Interest and dividends on securities:
    Taxable interest                         7,322     7,240     7,096
    Nontaxable interest                        950       889       628
    Dividends                                  354       310        91
  Interest on federal funds sold               347     1,320     1,696
                                            ------    ------    ------
      Total interest and dividend income    22,574    24,736    24,327
                                            ------    ------    ------
Interest expense:
  Interest on deposits                       4,796     7,354     7,661
  Interest on securities sold under
    repurchase agreements                      437     1,275     1,693
  Interest on Federal Home Loan Bank
    of Boston advances                         403         5        --
                                            ------    ------    ------
      Total interest expense                 5,636     8,634     9,354
                                            ------    ------    ------
Net interest income                         16,938    16,102    14,973
                                            ------    ------    ------
Provision for loan losses                      180        --        --
                                            ------    ------    ------
Net interest income after provision
  for loan losses                           16,758    16,102    14,973
                                            ------    ------    ------
Noninterest income:
  Merchant credit card processing
    assessments                              1,640     1,838     1,559
  Service charges                            1,457     1,411     1,273
  Other charges, commissions and fees        1,377     1,350     1,111
  Gains on sales of loans, net                 261       200        89
  Gains on sales of securities, net            272         9        --
  Other                                        102       105        93
                                            ------    ------    ------
      Total noninterest income               5,109     4,913     4,125
                                            ------    ------    ------
Noninterest expense:
  Salaries and employee benefits             7,079     6,649     6,094
  Information technology and ATM network     1,230     1,222     1,114
  Occupancy, net                               948       950       830
  Furniture and equipment                      412       457       433
  Credit card processing                     1,397     1,654     1,430
  Printing, stationery and supplies            255       243       245
  Professional fees                            555       578       487
  Marketing and advertising                    221       206       276
  Other                                      1,283     1,290     1,153
                                            ------    ------    ------
      Total noninterest expense             13,380    13,249    12,062
                                            ------    ------    ------
Income before income tax expense             8,487     7,766     7,036
Income tax expense                           2,931     2,685     2,504
                                            ------    ------    ------
Net income                                 $ 5,556   $ 5,081   $ 4,532
                                            ======    ======    ======
Earnings per share:
  Basic                                    $  0.94   $  0.86   $  0.77
  Diluted                                  $  0.93   $  0.86   $  0.77
                                            ======    ======    =======

The accompanying notes are an integral part of these consolidated financial statements.


                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      -----------------------------------------------
                                                                    Years ended December 31, 2002, 2001 and 2000
                                                     --------------------------------------------------------------------------
                                                                                                       Accumulated
                                                                Additional                                Other
(Dollars in thousands,                                Common     Paid-in     Retained     Treasury    Comprehensive
  except share data)                                   Stock     Capital     Earnings       Stock      Income (Loss)     Total
----------------------                               --------    --------   -----------   ---------    -------------   --------
Balance at December 31, 1999                         $ 7,998       $639       $22,117      $(2,218)      $ (224)        $28,312
  Comprehensive income:                                                                                                 -------
    Net income                                            --         --         4,532           --           --           4,532
    Change in net unrealized gain/loss on securities
      available for sale, net of tax effects              --         --            --           --          303             303
                                                                                                                        -------
        Total comprehensive income                        --         --            --           --           --           4,835
                                                                                                                        -------
  Two-for-one stock split effected in the
    form of a 100% stock dividend                      7,998       (639)       (7,359)          --           --              --
  Cash dividends declared ($0.209 per share)              --         --        (1,236)          --           --          (1,236)
  Purchase of 36,348 shares of treasury stock             --         --            --         (327)          --            (327)
  Reissuance of 28,965 shares of treasury stock           --        101            --          130           --             231
-----------------------------------------------      -------    -------       -------      -------      -------         -------
Balance at December 31, 2000                          15,996        101        18,054       (2,415)          79          31,815
  Comprehensive income:                                                                                                 -------
    Net income                                            --         --         5,081           --           --           5,081
    Change in net unrealized gain/loss on securities
      available for sale, net of reclassification
      adjustment and tax effects                          --         --            --           --          705             705
                                                                                                                        -------
        Total comprehensive income                        --         --            --           --           --           5,786
                                                                                                                        -------
  Cash dividends declared ($0.257 per share)              --         --        (1,526)          --           --          (1,526)
  Reissuance of 26,165 shares of treasury stock           --        118            --          118           --             236
-----------------------------------------------      -------    -------       -------      -------      -------         -------
Balance at December 31, 2001                          15,996        219        21,609       (2,297)         784          36,311
  Comprehensive income:                                                                                                 -------
    Net income                                            --         --         5,556           --           --           5,556
    Change in net unrealized gain/loss on securities
      available for sale, net of reclassification
      adjustment and tax effects                          --         --            --           --          427             427
                                                                                                                        -------
        Total comprehensive income                        --         --            --           --           --           5,983
                                                                                                                        -------
  Cash dividends declared ($0.307 per share)              --         --        (1,819)          --           --          (1,819)
  Purchase of 134,505 shares of treasury stock            --         --            --       (1,816)          --          (1,816)
  Reissuance of 23,529 shares of treasury stock           --        141            --          106           --             247
-----------------------------------------------      -------    -------       -------      -------      -------         -------
Balance at December 31, 2002                         $15,996       $360       $25,346      $(4,007)      $1,211         $38,906
===============================================      =======    =======       =======      =======      =======         =======

The accompanying notes are an integral part of these consolidated financial statements.


                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                        -------------------------------------
                                                      Years ended December 31,
                                                   -----------------------------
(Dollars in thousands)                                2002       2001       2000
----------------------                                ----       ----       ----
Net income                                         $  5,556   $  5,081   $  4,532
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                     988      1,016        975
      Gain on sales of securities                      (272)        (9)        --
      Amortization of securities premiums
        and (discounts), net                            531         70         81
      Provision for loan losses                         180         --         --
      Deferred tax provision (benefit)                   24         --        (26)
      Net change in:
        Mortgage loans held for sale                   (621)    (1,614)        37
        Other assets, net                              (807)       245     (1,015)
        Other liabilities, net                         (454)       118        821
                                                     ------     ------     ------
          Total adjustments                            (431)      (174)       873
                                                     ------     ------     ------
      Net cash provided by operating activities       5,125      4,907      5,405
                                                     ------     ------     ------
Cash flows used in investing activities:
  Net change in federal funds sold                   (6,644)    18,224    (24,212)
  Purchases of securities held to maturity          (45,630)   (59,081)   (19,025)
  Purchases of securities available for sale
    and Federal Home Loan Bank stock                (23,749)   (40,240)   (13,160)
  Maturities and principal repayments of
    securities held to maturity                      27,876     54,125     12,838
  Proceeds from sales of securities available
    for sale                                         15,209          9         --
  Maturities and principal repayments of
    securities available for sale                    17,235     17,488      5,261
  Net change in loans                               (13,068)   (12,404)   (11,944)
  Sales of other real estate owned                       --         --         45
  Purchases of premises and equipment, net           (1,143)      (922)      (867)
                                                     ------     ------     ------
     Net cash used in investing activities          (29,914    (22,801)   (51,064)
                                                     ------     ------     ------
Cash flows from financing activities:
  Net change in deposits                             35,216     11,938     30,707
  Net change in securities sold under
    repurchase agreements                            (9,054)       560     11,697
  Proceeds from Federal Home Loan Bank of
    Boston advances                                   5,000     10,000         --
  Payments on Federal Home Loan Bank of
    Boston advances                                    (605)        --         --
  Purchase of treasury stock                         (1,816)        --       (327)
  Reissuance of treasury stock                          247        235        232
  Dividends paid                                     (1,768)    (1,435)    (1,187)
                                                     ------     ------     ------
     Net cash provided by financing activities       27,220     21,298     41,122
                                                     ------     ------     ------
Net change in cash and cash equivalents               2,431      3,404     (4,538)
Cash and cash equivalents at beginning of year       19,877     16,437     21,011
                                                     ------     ------     ------
Cash and cash equivalents at end of year            $22,308    $19,877    $16,473
                                                     ======     ======     ======


Supplemental cash flow information:
-----------------------------------
  Interest paid on deposits and borrowed funds     $ 5,696    $ 8,734     $ 9,300
  Income taxes paid                                  2,801      2,848       2,165

The accompanying notes are an integral part of these consolidated financial statements.



                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

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

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, amounts due from banks and interest-bearing deposits. Included in cash and cash equivalents as of December 31, 2002 and 2001 is $1,923,000 and $1,077,000, respectively, that is subject to Federal Reserve withdrawal restrictions.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's activities are with customers located within central Massachusetts. Note 2 discusses the types of securities that the Company invests in. Note 3 discusses the types of lending that the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

SECURITIES

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" securities and reported at amortized cost. Securities purchased to be held for indefinite periods of time and not intended to be held until maturity are classified as "available for sale" securities. Securities classified as available for sale are reported at fair value with unrealized gains and losses excluded from earnings and reported net of taxes in accumulated other comprehensive income. Securities held for indefinite periods of time include securities that management may use in conjunction with the Company's asset/liability management program and that may be sold in response to changes in interest rates, prepayment risks or other economic factors. When securities classified as available for sale are sold, using the specific identification method, the adjusted cost of each specific security sold is used to calculate gains or losses on sale, which are included in earnings. Gains and losses on the sale of securities are recorded on the trade date.

Dividend and interest income, including amortization of premiums and discounts, is included in earnings for all categories of securities. Discounts and premiums related to debt securities are amortized using a method that approximates the level-yield method, adjusted for estimated prepayments in the case of mortgage-backed securities. Declines in the fair value of held to maturity and available for sale securities below their cost, that are determined to be other than temporary, are reflected in earnings as realized losses. The Company evaluates individual securities that have fair values below cost for six months or longer to determine if their decline is other than temporary.

LOANS HELD FOR SALE

Mortgage loans held for sale are carried at the lower of aggregate cost or fair value, which is based on commitments on hand from investors or prevailing market prices. Gains and losses on sales of mortgages are recognized at the time of sale. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are generally stated at the amount of unpaid principal, net of unearned discounts and unearned net loan origination fees. Nonrefundable loan origination fees and related costs are deferred and amortized as an adjustment to the related loan yield over the contractual life of the loan. When loans are sold or fully repaid, any unamortized fees, discounts and costs are recognized as income. Interest on loans is accrued in income as earned based upon contractual interest rates applied to the outstanding principal balances. It is the policy of the Company to discontinue the accrual of interest on loans when, in the judgment of management, the ultimate collectibility of principal or interest becomes doubtful. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. Past due interest is based on contractual terms of the loan. When interest accruals are discontinued, unpaid interest credited to income is reversed. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest. Otherwise, interest income is subsequently recognized only to the extent cash payments are received.

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

ALLOWANCE FOR LOAN LOSSES

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

The formula allowance is a percentage-based estimate based on historical loss experience that assigns required allowance allocations by loan classification based on fixed percentages of all outstanding loan balances. The formula allowance employs a risk-rating model that grades loans based on their general characteristics of credit quality and relative risk. When a loan's credit quality becomes suspect, it is placed on the Company's internal "watch list" and its allowance allocation is increased. For the remainder of the loan portfolio, appropriate allowance levels are estimated based on judgments regarding the type of loan, economic conditions and trends, potential exposure to loss and other factors. Losses are charged against the allowance when management believes the collectibility of principal is doubtful.

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

SERVICING

The Company capitalizes the rights to service mortgage loans for others and assesses those rights for impairment based on the fair value of those rights. The loan servicing asset, included in other assets, represents the estimated present value of the servicing income resulting from the sale of loans with servicing rights retained. This amount is amortized over the estimated lives of the underlying loans serviced. The loan servicing asset totalled $191,000 and $199,000 at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the Company was servicing mortgage loans for others of $77,086,000 and $80,189,000, respectively. Amortization of these servicing rights totaled $81,000 and $71,000 for the years ended December 31, 2002 and 2001, respectively.

BANK PREMISES AND EQUIPMENT

Land, buildings, leasehold improvements and furniture and equipment held for banking purposes are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed principally on the straight-line method over the shorter of the estimated useful lives of the assets or the related lease term. Expenditures for maintenance, repairs and renewals of minor items are charged to expense as incurred.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on its review, the Company does not believe that any material impairment of its long-lived assets has occurred.

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

The Company sells securities under open-ended repurchase agreements with certain customers. The principal balance of the repurchase agreements changes daily. Specific securities are not sold and securities are not transferred to the name of the customers. Instead, the Company has granted the customer an interest in a portion of the U.S. Government securities and U.S. Government agency securities held in the Company's securities portfolio. The Company also sells term repurchase agreements that generally mature within 365 days from the transaction date.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferree obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

STOCK OPTIONS

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS No. 123"), requires stock-based compensation to be either recorded or disclosed at its fair value. As permitted by SFAS No. 123, the Company has elected to account for stock-based compensation under Accounting Principles Board Opinion No. 25. Had compensation cost for awards made in 2002 and 2001 under the Company's stock option plans been determined based on the fair value at the grant dates, consistent with the method set forth under SFAS No. 123, the Company's pro forma net income would have been adjusted to the pro forma amounts indicated below. Pro forma compensation expense for options granted is reflected over the vesting period. Therefore, future pro forma compensation expense may be greater as additional options are granted. The table below is for years ending December 31, 2002 and 2001. Because the Company's two stock option plans were implemented in 2001, there is no pro forma impact on net income or earnings per share in 2000.


(Dollars in thousands,
  except per share data)                                 2002      2001
------------------------                               -------   -------
Net income          As reported                        $ 5,556   $ 5,081
                    Fair value of stock-based
                     employee compensation
                     expense, net of tax effects            92        53
                                                        ------    ------
                    Pro forma                          $ 5,464   $ 5,028
                                                        ======    ======
Earnings per
  share - basic     As reported                        $  0.94   $  0.86
                    Pro forma                          $  0.92   $  0.85

Earnings per
  share - diluted   As reported                        $  0.93   $  0.86
                    Pro forma                          $  0.92   $  0.85


EARNINGS PER COMMON SHARE

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustments to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate soley to outstanding stock options, and are determined using the treasury stock method.

Earnings per common share for the years ended December 31, 2002, 2001 and 2000 have been computed based on the following:


  (In thousands)                                2002      2001      2000
  --------------                               ------    ------    ------
Average number of common shares
  outstanding                                  5,935     5,932     5,913
Effect of dilutive options                        31         9        --
                                               -----     -----     -----
Average number of common shares
  oustanding used to calculate diluted
  earnings per common share                    5,966     5,941     5,913
                                               =====     =====     =====


COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects for the years ended December 31, 2002, 2001 and 2000 are as follows:


  (In thousands)                                2002      2001      2000
  --------------                               ------    ------    ------
Unrealized holding gains on available
  for sale securities                          $  995    $1,203    $  513
Reclassification adjustment for gains
  realized in income                             (272)       (9)       --
                                                -----     -----     -----
Net unrealized gains                              723     1,194       513
Tax effect                                       (296)     (489)     (210)
                                                -----     -----     -----
   Net-of-tax amount                           $  427    $  705    $  303
                                                =====     =====     =====

MARKETING AND ADVERTISING COSTS

Marketing and advertising costs are expensed as incurred.

RECLASSIFICATIONS

Certain amounts in prior years' financial statements have been reclassified to be consistent with the current year's presentation. The reclassifications have no effect on net income.

OPERATING SEGMENTS

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company has identified its reportable operating segment as "Community Banking". The Company's community banking segment consists of commercial and retail banking. The community banking segment is managed as a single strategic unit and derives its revenues from a wide range of banking services, including investing and lending activities and the acceptance of demand, savings and time deposits. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable segment.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2001, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Postion 01-6, "Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the
Activities of Other", to reconcile and conform the accounting and financial reporting provisions established by the various AICPA industry audit guides. This Statement is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001, and it did not have a material impact on the Company's consolidated financial statements.

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires recognition of a liability, when incurred, for a cost associated with an exit or displosal activity. The liability shall be recognized at fair value. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002. Management does not anticipate that the adoption of this Statement will have a material impact on the Company's consolidated financial statements.

2. SECURITIES

The amortized cost and fair values of securities at December 31, 2002 and 2001 were as follows:

                                                    2002
(In thousands)                 -----------------------------------------------
--------------                                 Gross        Gross
                                 Amortized   Unrealized   Unrealized    Fair
Securities Held to Maturity        Cost        Gains        Losses      Value
---------------------------      ---------   ----------   ----------   -------
U.S. Government agencies       $  23,406      $   579     $    --     $ 23,985
Corporate debt securities          5,153          235          23        5,365
Obligations of states and
  political subdivisions          19,118          889          --       20,007
Mortgage-backed securities        67,022        1,736          24       68,761
                                --------       ------      ------      -------
                               $ 114,699      $ 3,466     $    47     $118,118
                                ========       ======      ======      =======


(In thousands)
--------------                                 Gross        Gross
                                 Amortized   Unrealized   Unrealized    Fair
Securities Available for Sale      Cost        Gains        Losses      Value
-----------------------------    ---------   ----------   ----------   -------

U.S. Government agencies       $  51,642      $ 2,161     $    --     $ 53,803
Mortgage-backed securities         4,367           85          --        4,452
                                 -------       ------      ------      -------
  Total debt securities           56,009        2,246          --       58,255

Preferred stock                    6,552           --         196        6,356
Other securities                     154           --          --          154
                                --------       ------      ------      -------
                               $  62,715      $ 2,246     $   196     $ 64,765
                                ========       ======      ======      =======

                                                    2001
(In thousands)                 -----------------------------------------------
--------------                                 Gross        Gross
                                 Amortized   Unrealized   Unrealized    Fair
Securities Held to Maturity        Cost        Gains        Losses      Value
---------------------------      ---------   ----------   ----------   -------
U.S. Government agencies       $  18,344      $   109     $    --     $ 18,453
Corporate debt securities          5,208          132          --        5,340
Obligations of states and
  political subdivisions          20,348          745          --       21,093
Mortgage-backed securities        53,366          877          54       54,189
                                --------       ------      ------      -------
                               $  97,266      $ 1,863     $    54     $ 99,075
                                ========       ======      ======      =======


(In thousands)
--------------                                 Gross        Gross
                                 Amortized   Unrealized   Unrealized    Fair
Securities Available for Sale      Cost        Gains        Losses      Value
-----------------------------    ---------   ----------   ----------   -------

U.S. Government agencies       $  51,364      $ 1,177     $   114     $ 52,427
Mortgage-backed securities        13,436          213          14       13,635
                                 -------       ------      ------      -------
  Total debt securities           64,800        1,390         128       66,062

Preferred stock                    6,570           65          --        6,635
Other securities                     175           --          --          175
                                --------       ------      ------      -------
                               $  71,545      $ 1,455     $   128     $ 72,872
                                ========       ======      ======      =======

The amortized cost and fair value of debt securities at December 31, 2002 by contractual maturity are shown in the following table. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                Securities Held         Securities Available
                                  to Maturity                 for Sale
                             ---------------------     ----------------------
(In thousands)               Amortized      Fair       Amortized      Fair
--------------                 Cost         Value        Cost         Value
                             ---------      -----      ---------      -----
Within one year              $  7,755     $  7,877     $ 6,009       $ 6,015
One to five years              15,969       16,615      45,633        47,788
Five to ten years              15,605       16,164          --            --
Ten to fifteen years            8,348        8,701          --            --
Mortgage-backed securities     67,022       68,761       4,367         4,452
                              -------      -------      ------        ------
                             $114,699     $118,118     $56,009       $58,255
                              =======      =======     =======       =======

Securities with a book value of $55,079,000 and $54,668,000 at December 31, 2002 and 2001, respectively, were pledged to secure public funds on deposit and securities sold under repurchase agreements. Proceeds from sales of securities available for sale in 2002 and 2001 were $15,209,000 $9,000, respectively. There were no sales of securities in 2000. Gross realized gains on sales of securities were $277,000 and $9,000 in 2002 and 2001, respectively. Gross realized losses on sales of securities were $5,000 and $0 in 2002 and 2001, respectively.

3. LOANS

The composition of the loan portfolio, net of unearned discounts and unearned net loan origination fees, at December 31, 2002 and 2001 was as follows:


(In thousands)                      2002         2001
--------------                      ----         ----
Commercial and industrial        $ 26,180      $ 26,993
Real estate - residential          80,654        81,231
Real estate - commercial           79,416        64,436
Real estate - residential
  construction                      2,474         1,628
Loans to individuals               12,063        13,548
Other                                 602           617
                                  -------       -------
                                 $201,389      $188,453
                                 ========       =======

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

A summary of changes in the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 follows:


(In thousands)
--------------                         2002       2001       2000
                                      ------     ------     ------
Balance at beginning of year          $2,685     $2,812     $3,042
Provision for loan losses                180         --         --
Charge-offs                             (250)      (262)      (471)
Recoveries                               118        135        241
                                       -----      -----      -----
Balance at end of year                $2,733     $2,685     $2,812
                                       =====      =====      =====

At December 31, 2002 and 2001, the Company had impaired loans of $235,000 and $320,000, respectively, that did not require a related allowance. Interest payments on impaired loans are recorded as principal reductions if the remaining loan balance is not expected to be repaid in full. If full collection of the remaining loan balance is expected, interest payments are recognized as interest income on a cash basis. Impaired loans averaged $269,000 and $469,000 during 2002 and 2001, respectively. The Company recorded interest income on impaired loans of $22,000 $79,000 and $37,000 during 2002, 2001 and 2000, respectively.

At December 31, 2002 and 2001, accruing loans 90 days or more past due totaled $10,000 and $13,000, respectively, and nonaccruing loans totaled $235,000 and $320,000, respectively. There were no troubled debt restructurings during the years ended December 31, 2002 and 2001. The reduction of interest income associated with nonaccrual loans for the years ended December 31, 2002, 2001 and 2000 was as follows:


(In thousands)
--------------                         2002       2001       2000
                                      ------     ------     -----
Interest income per original terms    $  42      $  97      $  83
Income recognized                        22         79         37
                                       ----       ----       ----
Foregone interest income              $  20      $  18      $  46
                                       ====       ====       ====


4. BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment at December 31, 2002 and 2001 follows:

                                                                  Estimated
(In thousands)                              2002       2001      Useful Life
--------------                            --------   --------    -----------
Land                                      $  1,069   $  1,069
Buildings                                    5,141      5,121    30 - 40 years
Land and leasehold improvements                759        683     1 - 15 years
Furniture and equipment                      4,069      3,752     3 - 10 years
                                           -------    -------
                                            11,038     10,625
Less accumulated depreciation and
  amortization                               4,743      4,485
                                           -------    -------
                                          $  6,295   $  6,140
                                           =======    =======

Total depreciation and amortization expense for the years ended December 31, 2002, 2001 and 2000 was $988,000, $1,016,000 and $975,000, respectively.

5. DEPOSITS

A summary of deposits at December 31, 2002 and 2001 follows:



(In thousands)                                2002           2001
--------------                                ----           ----
Demand deposits                            $ 83,445       $ 78,514
Money-market deposits                        37,533         32,721
NOW and FlexValue deposits                   64,753         45,121
Cash management investment deposits          14,315         20,756
Savings deposit                              42,187         40,610
Time certificates of deposit in
  denominations of $100 or more              53,611         42,178
Other time deposits                          58,438         59,166
                                            -------        -------
                                           $354,282       $319,066
                                            =======       ========

The following is a summary of original maturities of time deposits as of December 31, 2002 (in thousands):


                       2003            $  87,374
                       2004                6,206
                       2005               12,672
                       2006                3,379
                       2007                2,274
                       2008                  144
                                         -------
                                       $ 112,049
                                        ========

6. FEDERAL HOME LOAN BANK OF BOSTON ADVANCES

Federal Home Loan Bank of Boston ("FHLBB") advances at December 31, 2002 and 2001 consist of the following:

                                                               Weighted
                                             Amount          Average Rate
                                         ---------------    --------------
(In thousands)                           2002       2001    2002      2001
--------------                           ----       ----    ----      ----
Fixed rate advances maturing:
  2002                                      --    $10,000     --      2.48%
  2003                                 $10,000         --   1.69%       --

Amortizing advance, due April 2007,
  requiring monthly principal and
  interest of $93,000                    4,395         --   4.26%       --
                                        ------      -----
                                       $14,395    $10,000   2.52%     2.48%
                                        ======     ======

The Bank also has a $4,751,000 available line of credit with the FHLBB at an interest rate that adjusts daily. Borrowings under the line are limited to 2% of the Bank's total assets. There were no advances outstanding under the line of credit as of December 31, 2002 and 2001. All borrowings from the FHLBB are secured by a blanket lien on qualified collateral defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property.

7. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions for the years ended December 31, 2002, 2001 and 2000 are as follows:


(In thousands)                     2002       2001       2000
-------------                      ----       ----       ----
Current provision:
  Federal                       $  2,282    $ 2,115    $ 2,051
  State                              625        570        479
                                  ------     ------     ------
    Total current                  2,907      2,685      2,530
                                  ------     ------     ------
Deferred provision (benefit):
  Federal                             18         --        (19)
  State                                6         --         (7)
                                  ------     ------     ------
    Total deferred                    24         --        (26)
                                  ------     ------     ------
    Total                       $  2,931    $ 2,685    $ 2,504
                                  ======     ======     ======

The reasons for the differences between the statutory federal income tax rate and the effective tax rates for the years ended December 31, 2002, 2001 and 2000 are summarized as follows:


                                     2002       2001       2000
                                     ----       ----       ----
Income tax expense
  at statutory rate                  34.0%      34.0%      34.0%
State income taxes, net of
  federal income tax benefit          4.9        4.9        4.4
Tax-exempt interest                  (3.6)      (3.7)      (3.0)
Other, net                           (0.8)      (0.6)       0.2)
                                     ----       ----       ----
                                     34.5%      34.6%      35.6%
                                     ====       ====       ====

The components of the net deferred tax asset (liability) at December 31, 3002 and 2001 are as follows:



(In thousands)                               2002         2001
--------------                               ----         ----
Deferred tax assets:
  Allowance for loan losses                $  842       $  822
  Employee benefits plans                       1          255
  Depreciation                                 41           --
  Other                                        --           24
                                            -----        -----
                                              884        1,101

Deferred tax liabilities:
  Depreciation and amortization                --         (103)
  Net unrealized gain on securities
    available for sale                       (839)        (543)
  Other                                      (300)        (390)
                                            -----        -----
                                           (1,139)      (1,036)
                                            -----        -----
Net deferred tax (liability) asset         $ (255)      $   65
                                            =====        =====

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

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 2002 and 2001:


(In thousands)                                      2002       2001
--------------                                      ----       ----
Change in benefit obligation:
  Benefit obligation at beginning of year        $(4,605)    $(3,832)
  Service cost                                      (341)       (273)
  Interest cost                                     (307)       (281)
  Plan amendments                                     --         (35)
  Actuarial loss                                     (74)       (205)
  Benefits paid                                      139          21
                                                   -----       -----
  Benefit obligation at end of year               (5,188)     (4,605)
                                                   -----       -----

Change in plan assets:
  Fair value of assets at beginning of year        3,799       3,478
  Actual loss on plan assets                        (310)        (95)
  Employer contributions                             844         437
  Benefits paid                                     (139)        (21)
                                                   -----       -----
  Fair value of plan assets at end of year         4,194       3,799
                                                   -----       -----

  Funded status                                     (994)       (806)
  Unrecognized net loss                            1,951       1,314
  Unrecognized prior service cost                     38          42
  Unrecognized net asset                              (9)        (18)
                                                   -----       -----
  Prepaid benefit cost                            $  986      $  532
                                                   =====       =====

The following weighted-average assumptions were used in accounting for the Company's pension plan for the years ended December 31, 2002, 2001 and 2000:


                                        2002         2001         2000
                                        ----         ----         ----
Discount rate                           6.50%        7.00%        7.25%
Expected return on plan assets          8.00%        8.00%        8.00%
Rate of compensation increase           4.00%        4.00%        4.00%

Net periodic benefit cost for the years ended December 31, 2002, 2001 and 2000 included the following components:


(In thousands)                            2002        2001        2000
--------------                            ----        ----        ----
Service cost                           $   341     $   273     $   230
Interest cost                              307         281         252
Expected return on plan assets            (310)       (294)       (272)
Amortization of prior service cost           3           1           1
Amortization of transition obligation       (9)         (9)         (9)
Recognized net loss                         58          26           3
                                          ----       -----       -----
Net periodic benefit cost              $   390     $   278     $   205
                                         =====       =====       =====

The Company has a 401(k) Savings Plan that covers all eligible employees. The Company matches a percentage of each participant's annual contribution to the plan as determined by the Board of Directors each year. Compensation expense recorded in 2002, 2001 and 2000 related to this plan was $111,000 $97,000 and $81,000, respectively.

Prior to December 31, 2001, the Company had an Employee Stock Ownership Plan ("ESOP") that enabled eligible employees to own common stock. The ESOP was merged into the 401(k) Savings Plan effective December 31, 2001, at which time it became a profit-sharing component of that Plan. The Company made cash contributions of $70,000 to the former ESOP in 2000 and 2001, and a cash contribution of $70,000 to the profit-sharing section of the 401(k) Savings Plan in 2002.

The Company has a post-retirement medical plan covering all eligible employees, for which an accrued liability of $63,000 and $43,000 was recorded at December 31, 2002 and 2001, respectively. The net periodic benefit cost of this plan was $17,000, $15,000 and $14,000 in 2002, 2001 and 2000, respectively.

During 2001 the Company implemented two stock option plans, the 2001 Incentive Stock Option Plan for Key Employees and the 2001 Directors' Plan. These plans provide for the granting of up to 414,000 options to employees and directors to purchase shares of the Company's common stock. Options are granted at the market price at the time of grant based on the most recent arms-length trade price. Granted options vest at 25% per year over four years and expire after ten years.

The fair value of each  option  grant is  estimated  on the grant date using the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions for the years ended December 31, 2002 and 2001:


                                            2002       2001
                                            ----       ----
        Dividend yield                      2.14%      2.14%
        Expected life                     5 years     6 years
        Expected volatility                14.48%      20.40%
        Risk-free interest rate             4.30%       4.41%


A summary of the status of the Company's stock option plan is presented below:

                                               2002                2001
                                        -----------------   -----------------
                                                 Weighted            Weighted
                                                 Average             Average
                                                 Exercise            Exercise
(Shares in thousands)                   Shares     Price    Shares     Price
--------------------                    ------   --------   ------   --------
Outstanding at beginning of year            98    $10.00        --        --
Granted                                    108     12.00       119    $10.00
Forfeited                                   (3)    11.33       (21)    10.00
                                        ------              ------
   Outstanding at end of year              203    $11.05        98    $10.00
                                        ======              ======

Options exercisable at year-end             24    $10.00        --        --
Weighted-average fair value of
  options granted during the year        $1.93               $2.23


Information pertaining to options (in thousands) outstanding at December 31, 2002 is as follows:

                                        Options Outstanding
                              --------------------------------------
                                               Weighted
                                               Average      Weighted
                                              Remaining     Average
   Range of                     Number       Contractual    Exercise
Exercise Prices               Outstanding        Life        Price
--------------                -----------    -----------    -------
   $10.00                         97          8.0 years      $10.00
    12.00                        106          9.0 years       12.00
                                 ---
 Outstanding at
   end of year                   203          8.5 years      $11.05
                                 ===


9. COMMITMENTS AND CONTINGENCIES

The Company leases branch offices and equipment under noncancelable agreements expiring at various dates through 2008 that require various minimum annual rentals. Rental expense totaled $285,000, $283,000 and $262,000, for 2002, 2001 and 2000, respectively. Rental commitments (in thousands) for each of the next five fiscal years and thereafter are as follows:

       2003           $  286
       2004              258
       2005              216
       2006              156
       2007              147
       Thereafter         88
                       -----
                      $1,151
                       =====

The Company is not party to any legal proceedings. The Bank is involved in various routine legal actions arising in the normal course of business, none of which is believed by management, based on its knowledge of the pertinent facts and opinions of legal counsel, to be material to the financial condition or operations of the Company.

10. LOANS TO RELATED PARTIES

The schedule below discloses indebtedness of directos, executive officers and other parties related to the Company:


                  Beginning                              Ending
(In thousands)     Balance    New Loans   Repayments     Balance
                  ---------   ---------   ----------     -------
2001              $ 7,518     $2,493       $ 1,557       $ 8,454
2002              $ 8,454     $3,135       $ 4,248       $ 7,341


These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

11. CONDENSED FINANCIAL INFORMATION OF COMMUNITY BANCORP, INC.

The following tables disclose certain parent-company-only financial information at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002:

                               BALANCE SHEETS
                               --------------
(In thousands)
--------------                                            2002        2001
                                                          ----        ----
Assets:
  Cash and cash equivalents                            $    208     $    780
  Investment in subsidiary, at equity                    38,636       35,489
  Other assets                                              472          422
                                                         ------       ------
               Total assets                            $ 39,316     $ 36,690
                                                         ======       ======
Liabilities and stockholders' equity:
  Other liabilities                                    $    410     $    379
                                                         ------       ------
               Total liabilities                            410          379
                                                         ------       ------
Stockholders' equity:
  Preferred stock, $2.50 par value, 100,000
    shares authorized, none issued or outstanding            --           --

  Common stock, $2.50 par value, 12,000,000 shares
    authorized, 6,398,436 shares issued,
    5,829,630 shares outstanding (5,940,606 shares
    outstanding at December 31, 2001)                    15,996       15,996

  Additional paid-in capital                                360          219
  Retained earnings                                      25,346       21,609
  Treasury stock, at cost, 568,806 shares
    (457,830 shares at December 31, 2001)                (4,007)      (2,297)
  Accumulated other comprehensive income                  1,211          784
                                                         ------       ------
     Total stockholders' equity                          38,906       36,311
                                                         ------       ------
     Total liabilities and stockholders' equity         $39,316      $36,690
                                                        =======       ======


                               STATEMENTS OF INCOME
                               --------------------

(In thousands)                                   2002       2001        2000
--------------                                   ----       ----        ----
Income:
  Dividends from subsidiary                    $ 2,834   $  1,526   $  1,236
  Other income                                     405        400        372
                                               -------    -------     ------
    Total income                                 3,239      1,926      1,608
                                               -------    -------     ------
Expenses                                           404        390        366
                                               -------    -------     ------
Income before undistributed net
  income of subsidiary                           2,835      1,536      1,242
Equity in undistributed net income
  of subsidiary                                  2,721      3,545      3,290
                                               -------    -------     ------
       Net income                             $  5,556   $  5,081   $  4,532
                                               =======    =======    =======



                             STATEMENTS OF CASH FLOWS
                             ------------------------

(In thousands)                                       2002       2001       2000
--------------                                       ----       ----       ----
Cash flows from operating activities:
  Net income                                      $  5,556   $  5,081   $  4,532
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Equity in undistributed net income
        of subsidiary bank                          (2,721)    (3,454)    (3,290)
      Net change in other assets                       (50)       (90)       (50)
      Net change in other liabilities                  (20)        97         36
                                                    ------     ------     ------
           Total adjustments                        (2,791)    (3,539)    (3,304)
                                                    ------     ------     ------
    Net cash provided by operating activities        2,765      1,543      1,228
                                                    ------     ------     ------
Cash flows from financing activities:
  Purchase of treasury stock                        (1,816)        --       (327)
  Reissuance of treasury stock                         247        235        232
  Dividends paid                                    (1,768)    (1,525)    (1,236)
                                                    ------     ------     ------
    Net cash used in financing activities           (3,337)    (1,290)    (1,332)
                                                    ------     ------     ------
    Net change in cash and cash equivalents           (572)       253       (104)
Cash and cash equivalents at beginning of year         780        527        631
                                                    ------     ------     ------
Cash and cash equivalents at end of year          $    208   $    780   $    527
                                                    ======     ======    =======


Cash and cash equivalents consist of a money market demand deposit account on deposit with the subsidiary bank.

The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. During 2003, Community National Bank can, under this formula, declare dividends to Community Bancorp, Inc. of approximately $6,266,000, plus an additional amount equal to the Bank's net profit for 2003, up to the date of any such dividend declaration, without the approval of the Comptroller of the Currency.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 2002 and 2001 was as follows:


(In thousands)                                  2002         2001
--------------                                  ----         ----
Commitments to extend credit:
  Fixed-rate (5.00% to 9.00%)                $ 12,779     $    334
  Adjustable rate                              46,647       46,347

Standby letters of credit                    $  1,167     $    666
                                              =======      =======

Commitments to extend credit on a fixed-rate basis expose the Company to a certain amount of interest rate risk if market rates of interest substantially increase during the commitment period.

13. REGULATORY CAPITAL

The  Company  (on a  colsolidated  basis)  and the Bank are  subject  to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002 and 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Bank must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios at December 31, 2002 and 2001 are presented in the following table:

                                                                 To Be Well Capitalized
                                               For Capital      Under Prompt Corrective
                            Actual          Adequacy Purposes      Action Provisions
                        ---------------     -----------------   -----------------------
(In thousands)          Amount    Ratio     Amount      Ratio       Amount      Ratio
--------------          ------    -----     ------      -----       ------      -----
As of December 31, 2002:

Company (consolidated):
  Total capital
  (to risk-weighted                                   >
  assets)               $40,409   16.51%    $19,586   -  8.00%       N/A         N/A

  Tier 1 capital
  (to risk-weighted                                   >
  assets)                37,676   15.39%      9,793   -  4.00%       N/A         N/A

  Tier 1 capital                                      >
  (to average assets)    37,676    8.98%     16,775   -  4.00%       N/A         N/A

Bank:
  Total capital
  (to risk-weighted                                   >                       >
  assets)                40,139   16.40%     19,586   -  8.00%     $24,482    -  10.00%

  Tier 1 capital
  (to risk-weighted                                   >                       >
  assets)                37,406   15.28%      9,793   -  4.00%      14,689    -   6.00%

  Tier 1 capital                                      >                       >
  (to average assets)    37,406    8.92%     16,775   -  4.00%      20,968    -   5.00%

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



14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents and federal funds sold: The carrying amounts reported in the balance sheet for cash and cash equivalents and federal funds sold approximate those assets' fair values.

Securities (including Federal Home Loan Bank stock): Fair values for securities, excluding Federal Home Loan Bank of Boston stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of Federal Home Loan Bank of Boston.

Loans and loans held for sale: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain one-to-four family residential mortgages are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for credit card loans and other consumer loans are based on carrying values, as the loans reprice frequently at current market rates. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans, and commercial and industrial loans) are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

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

Securities sold under repurchase agreements: The carrying amounts of borrowings under repurchase agreements approximate their fair values.

Federal Home Loan Bank of Boston advances: The fair value of the Company's FHLBB advances are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance-sheet instruments: The fair value of lending commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of customers. For fixed-rate loan commitments and obligations to deliver fixed-rate loans, fair value also considers the difference between committed rates and current levels of interest rates. The fair value of these commitments is not considered material nor has it been reflected in the estimation of the fair value of the related loans.

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

The  carrying  amount  and  estimated  fair  values  of  the  Bank's   financial
instruments at December 31, 2002 and 2001 are as follows:

                                                         2002
                                               ------------------------
                                               Carrying      Estimated
(In thousands)                                  Amount       Fair Value
--------------                                 --------      ----------
Financial assets:
  Cash and cash equivalents                    $ 22,308      $ 22,308
  Federal funds sold                             19,557        19,557
  Securities                                    180,906       184,325
  Loans, including held for sale, net           201,187       208,227
  Accrued interest receivable                     2,447         2,447


Financial liabilities:
  Deposits                                      354,282       355,214
  Securities sold under
    repurchase agreements                        24,969        24,969
  FHLBB advances                                 14,395        14,538

                                                         2001
                                               ------------------------
                                               Carrying      Estimated
(In thousands)                                  Amount       Fair Value
--------------                                 --------      ----------
Financial assets:
  Cash and cash equivalents                    $ 19,877      $ 19,877
  Federal funds sold                             12,913        12,913
  Securities                                    171,383       173,192
  Loans, including held for sale, net           187,678       193,421
  Accrued interest receivable                     2,453         2,453


Financial liabilities:
  Deposits                                      319,066       320,945
  Securities sold under
    repurchase agreements                        34,023        34,023
  FHLBB advances                                 10,000        10,000



[The following report appears on Wolf & Company, P.C. letterhead]


                     INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Community Bancorp, Inc.:


We have audited the accompanying consolidated balance sheet of Community Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of Community Bancorp, Inc. and subsidiary as of December 31, 2001 and for the two years then ended, were audited by other auditors whose report dated January 18, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bancorp, Inc. and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Wolf & Company, P.C.

Boston, Massachusetts
January 24, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY

The Company recorded net income of $5.6 million for the year ended December 31, 2002, representing an increase of $475,000 or 9.3% over $5.1 million recorded in 2001. Diluted earnings per share of $.93 for the current year compared to $.86 for the year ended December 31, 2001. The improvement in net income resulted primarily from increases in net interest income and noninterest income, partially offset by increases in the provision for loan losses and noninterest expense in 2002.

Deposits of $354.3 million at December 31, 2002 increased by $35.2 million or 11.0% from $319.1 million at December 31, 2001. The increase occurred in both interest bearing and noninterest bearing deposit categories.

Loans of $201.4 million at December 31, 2002 increased by $12.9 million or 6.9% from $188.5 million at December 31, 2001. The increase was primarily in the commercial loan and residential mortgage categories. Noncurrent loans (nonaccrual loans and loans 90 days or more past due but still accruing) totaled $245,000 and $333,000 at December 31, 2002 and 2001, respectively. There were no troubled debt restructurings in either year.

Assets of $435.8 million at December 31, 2002 represented a $33.1 million or 8.2% increase over $402.7 million at December 31, 2001.

2002 COMPARED TO 2001

Interest and dividend income for the year ended December 31, 2002 was $22.6 million, representing a decrease of $2.2 million or 8.7% from $24.7 million for the year ended December 31, 2001. The decrease was primarily due to lower average interest rates, partially offset by a a $30.1 million or 8.3% increase in average earning assets, during 2002. The weighted average taxable equivalent yield on net earning assets was 5.91% and 6.99% in 2002 and 2001, respectively.

Interest expense for the year ended December 31, 2002 of $5.6 million represented a decrease of $3.0 million or 34.7% from $8.6 million in 2001. The decrease was primarily due to lower average interest rates, partially offset by a $22.9 million or 8.3% increase in average interest bearing liabilities, during 2002. The weighted average cost of interest bearing liabilities was 1.88% and 3.11% in 2002 and 2001, respectively.

Net interest income for the year ended December 31, 2002 was $16.9 million, representing an increase of $836,000 or 5.2% over $16.1 million recorded in 2001.

Noninterest income for the year ended December 31, 2002 was $5.1 million, representing an increase of $196,000 or 4.0% over $4.9 million in 2001. This increase resulted primarily from increases in service charges, other charges, commissions and fees, gains on sales of loans and gains on sales of securities, partially offset by reductions in merchant credit card processing assessments and other income.

Noninterest expense for the year ended December 31, 2002 of $13.4 million represented an increase of $131,000 or 1.0% from $13.2 million recorded during 2001. This increase was primarily the result of increases in salaries and employee benefits, information technology and ATM network, printing, stationery and supplies, professional fees and marketing and advertising, partially offset by reductions in occupancy, furniture and equipment, credit card processing and other expense.

The provision for loan losses was $180,000 in 2002 and $0 in 2001, reflecting management's continuing evaluation of the adequacy of the allowance for loan losses. The increase in the provision during 2002 was the result of growth in the loan portfolio, partially offset by a reduction in the formula allowance calculation percentage for commercial real estate loans. Management believes the allowance is adequate and it will continue its ongoing assessment of the adequacy of the allowance for loan losses during 2003 and may adjust the provision if necessary.

Income tax expense was $2.9 million for the year ended December 31, 2002, compared to $2.7 million for 2001, resulting from an increase in taxable income during the current period. The Company's effective tax rate decreased to 34.5% in 2002 from 34.6% in 2001 due to favorable tax rates on certain investment income.

Net income of $5.6 million for the year ended December 31, 2002 represented an increase of $475,000 or 9.3% over $5.1 million recorded in 2001. Diluted earnings per share of $.93 in 2002 represented an increase of $.07 or 8.1% from $.86 in 2001.

2001 COMPARED TO 2000

Interest and dividend income for the year ended December 31, 2001 was $24.7 million, representing an increase of $409,000 or 1.7% over $24.3 million for the year ended December 31, 2000, primarily due to a $38.1 million or 11.8% increase in average earning assets, partially offset by lower average interest rates, during 2001. The weighted average taxable equivalent yield on net earning assets was 6.99% and 7.63% in 2001 and 2000, respectively.

Interest expense of $8.6 million in 2001 represented a decrease of $720,000 or 7.7% from $9.4 million in 2000, primarily due to lower average interest rates, partially offset by a $27.8 million or 11.1% increase in average interest bearing liabilities, during 2001. The weighted average cost of interest bearing liabilities was 3.11% in 2001 and 3.75% in 2000.

Net interest income for 2001 was $16.1 million, representing an increase of $1.1 million or 7.5% over $15.0 million recorded in 2000.

Noninterest income for the year ended December 31, 2001 was $4.9 million, representing an increase of $788,000 or 19.1% from $4.1 million in 2000. This increase resulted from increases in merchant credit card processing assessments, service charges, other charges, commissions and fees, gains on sales of loans and other income.

Noninterest expense for the year ended December 31, 2001 of $13.2 million represented an increase of $1.2 million or 9.8% from $12.1 million recorded during 2000. This increase was primarily the result of increases in salaries and employee benefits, information technology and ATM network, occupancy, furniture and equipment, credit card processing, professional fees and other expense, partially offset by reductions in printing, stationery and supplies and marketing and advertising expense.

There was no provision for loan losses in 2001 or 2000, reflecting management's continuing evaluation of the adequacy of the allowance for loan losses and its belief that the allowance is adequate.

Income tax expense was $2.7 million for the year ended December 31, 2001, compared to $2.5 million for 2000, resulting from an increase in taxable income during the current period. The Company's effective tax rate decreased to 34.6% in 2001 from 35.6% in 2000 due to favorable tax rates on certain investment income.

Net income of $5.1 million for the year ended December 31, 2001 represented an increase of $549,000 or 12.1% over $4.5 million recorded in 2000. Diluted earnings per share of $.86 in 2001 represented an increase of $.09 from $.77 in 2000.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level believed by management to be adequate to absorb inherent losses in the loan portfolio. The allowance is charged when management determines that the repayment of the principal on a loan is in doubt. Subsequent recoveries, if any, are credited to the allowance. The allowance is maintained at an adequate level through the provision for loan losses, which is a charge to operating income. At December 31, 2002 and 2001, the allowance was $2.7 million, representing approximately 1.4% of total loans at the end of each year. For a thorough description of the methodology used for determining the allowance for loan losses, please see Note 1 to the consolidated financial statements.

                                  -25

SECURITIES

The Company's securities portfolio consists primarily of obligations of U.S. Treasury, U.S. Government sponsored agencies, mortgage-backed securities and obligations of various municipalities. These assets are used in part to secure public deposits and as collateral for repurchase agreements. Total securities were $179.5 million at December 31, 2002, representing an increase of $9.3 million or 5.5% from $170.1 million at December 31, 2001. Total securities averaged $172.7 million during 2002, representing an increase of $27.6 million or 19.0% over $145.1 million during 2001. All mortgage-backed securities in the Company's securities portfolio have been issued by U.S. Government sponsored agencies. Management believes no other-than-temporary impairment has occurred with regard to any security in the portfolio. Gains on sales of securities were $272,000 and $9,000 in 2002 and 2001, respectively.

LIQUIDITY AND CAPITAL RESOURECES

The Company's principal sources of liquidity are customer deposits, amortization and pay-offs of loan principal and the amortization and maturities of securities. These sources provide funds for loan originations, the purchase of securities and other activities. Deposits are considered a relatively stable source of funds. At December 31, 2002 and 2001, deposits were $354.3 million and $319.1 million, respectively.

Of the Company's $179.5 million in securities at December 31, 2002, $13.8 million or 7.7% mature within one year. As a nationally chartered member of the Federal Reserve System, the Bank has the ability to borrow funds from the Federal Reserve Bank of Boston by pledging certain of its securities as collateral. Also, the Bank is a member of the Federal Home Loan Bank of Boston ("FHLBB"), which provides additional borrowing opportunities. At December 31, 2002 and 2001, the Bank's total borrowings from the FHLBB were $14.4 million and $10.0 million, respectively.

During the fourth quarter of 2002, the Company conducted a Tender Offer in which it offered to purchase up to 222,222 shares (approximately 3.7%) of its outstanding shares of common stock at a purchase price of $13.50 per share. The purpose of the Offer was to reposition the Company's balance sheet to increase return on equity and earnings per share by redeploying the portion of the Company's equity capital that is not necessary for its core banking business.
The Offer became effective on October 1, 2002 and expired on November 1, 2002. As as result of the Offer, the Company repurchased a total of 134,505 shares of its common stock.

Bank regulatory authorities have established a capital measurement tool called Tier 1 leverage capital. A 4.00% ratio of Tier 1 leverage capital to assets now constitutes the minimum capital standard for most banking organizations. At December 31, 2002 and 2001, the Company's Tier 1 leverage capital ratio was 8.65% and 8.82%, respectively. Regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% and a minimum ratio of total capital to risk-weighted assets of 8.00%. At December 31, 2002, the Company's Tier 1 and total risk-based capital ratios were 15.39% and 16.51%, respectively. At December 31, 2001, the Company's Tier 1 and total risk-based capital ratios were 15.87% and 17.07%, respectively. The Bank is categorized as "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA).

ASSET/LIABILITY MANAGEMENT AND INTEREST RATE RISK

The Company has an  Asset/Liability  Management  Committee  which  oversees  all
asset/liability   management  activities.   The  committee  establishes  general
guidelines each year and meets regularly to review the Company's operating results, to measure and monitor interest rate risk and to make strategic changes when necessary. It is the Company's general policy to reasonably match the rate sensitivity of its assets and liabilities in an effort to prudently manage interest rate risk. A common benchmark of this sensitivity is the one year gap position, which is a reflection of the difference between the speed and magnitude of rate changes of interest rate sensitive liabilities as compared with the Company's ability to adjust the rates of its interest rate sensitive assets in response to such changes. The Company's positive one-year cumulative gap position at December 31, 2002, which represents the excess of repricing assets versus repricing liabilities, was 2.2% expressed as a percentage of total assets.

CORPORATE GOVERNANCE

Section 407 of the Sarbanes-Oxley Act of 2002, and the Final Rules adopted by the Securities and Exchange Commission ("SEC") pursuant to Section 407, require public companies to disclose whether they have at least one "audit committee financial expert" and whether that expert is independent of management. Although that disclosure is required only for fiscal years ending on or after July 15, 2003, the Company is please to announce that in December of 2002 Edward M. Durkin was elected to the Board of Directors and to the Audit Committee as the Company's "audit committee financial expert". Mr. Durkin is independent of management and he meets all the requirements of the SEC's definition of "audit committee financial expert" as stated in its Final Rules pursuant to Section 407 of the Sarbanes-Oxley Act.

                           DIRECTORS & OFFICERS
                           --------------------

           COMMUNITY BANCORP, INC. AND COMMUNITY NATIONAL BANK
           ---------------------------------------------------

CHAIRMAN OF THE BOARD
---------------------
Dennis F. Murphy, Jr.
 President and Treasurer of D. Francis Murphy Insurance Agency, Inc.

DIRECTORS
---------
Jennie Lee Colosi
 President and Treasurer of E. T. & L. Construction Corp.

Edward M. Durkin
 Vice President and Chief Financial Officer of Sockeye Networks, Inc.

Antonio Frias
 President and Treasurer of S & F Concrete Contractors, Inc.

I. George Gould
 Chairman of the Board of Gould's, Inc.

Horst Huehmer
 Retired

Donald R. Hughes, Jr.
 Treasurer, Clerk and Chief Financial Officer of Community Bancorp, Inc., Executive Vice President and Chief Financial Officer of Community National Bank

James A. Langway
 President and Chief Executive Officer of Community Bancorp, Inc.
 and Community National Bank

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

OFFICERS
--------
James A. Langway
 President and Chief Executive Officer

Donald R. Hughes, Jr.
Treasurer and Clerk


                        COMMUNITY NATIONAL BANK
                        -----------------------

OFFICERS
--------
President and Chief Executive Officer
 James A. Langway

Executive Vice President and Chief Operating Officer
 John P. Galvani

Executive Vice President and Chief Financial Officer
 Donald R. Hughes, Jr.

Auditor
 Maya Olivares

Executive Administrative Officer
 Joy A. Pare'


FINANCIAL DIVISION
-----------------
Senior Vice President
 Robert E. Leist

Facilities Officer
 Raymond A. Murphy


LENDING DIVISION
----------------
Vice President and Senior Lending Officer
 Daniel L. Heney

Vice Presidents
 Thomas J. Allain
 Christal M. Bjork
 Greg A. Pauplis
 Rocco Vallande

Assistant Vice President
 Sarah A. Plaza

Credit Officer
 AnnMarie Callahan

Mortgage Officer
 Lynda L. D'Orlando

Mortgage Underwriting Officer
 Sandra M. Borella

Security Officer
 Clark Hooper


SALES, SERVICE AND SUPPORT DIVISION
-----------------------------------

Senior Vice President
 Grace L. Blunt, Esq.

Vice Presidents
 Jeffrey C. Barske
 Diane L. LeBlanc
 Janet A. Lyman
 Kelli A. Mason
 James P. Vasquezi

Assistant Vice Presidents
 Linda A. Benway
 M. Jean Mickle
 Gail A. Plank
 Lois A. Seymour
 Nicole L. Sousa
 Michelle M. Temple
 Margaret M. Vasquezi

Officers
 Christine Godhino
 Lisa Pompeo


INVESTMENT MANAGEMENT & TRUST
-----------------------------
Vice President & Investment Officer
 R. Richard Wilson

Assistant Vice President
 Paul Travis


The Company's Securities and Exchange Commission filing on Form 10-K is available to our stockholders upon request.

[The following text appears on the back cover.]

Community Bancorp, Inc.
Parent company of Community National Bank

[Community National Bank's logo appears in this space]

877-CNB-DIRECT
www.combanc.com

Main Office
 17 Pope Street
 Hudson, Massachusetts  01749
 tel  978-568-8321
 fax  978-568-7129

Acton
 270 Great Road
 tel  978-263-8376
 fax  978-266-2610

Boxborough
 629 Massachusetts Avenue
 tel  978-264-9092
 fax  978-266-2600

Concord
 1134 Main Street
 tel  978-369-5421
 fax  978-371-6600

Framingham
 35 Edgell Road
 tel  508-875-1333
 fax  508-370-3885

Hudson South
 177  Broad Street
 tel  978-568-8813
 fax  978-568-2610

Marlborough Center
 96 Bolton Street
 tel  508-485-5003
 fax  508-229-4602

Marlborough East
 500 Boston Post Road
 tel  508-485-3599
 fax  508-229-4601

Stow
 159 Great Road
 tel  978-461-1600
 fax  978-461-1610

Sudbury
 450 Boston Post Road
 tel  978-443-1620
 fax  978-443-1626

Call Center
 877-CNB-DIRECT

Internet Branch
 www.combanc.com
 cnb-mail@combanc.com



Member FDIC
Equal Opportunity Lender
Equal Housing Lender